UHS | 2022

ANNUAL REPORT AND ESG PROFILE



AN EXPANDING NETWORK OF CARE

UNIVERSAL HEALTH SERVICES, INC.

OUR IMPACT
2022 BY THE NUMBERS

 **3.4 MILLION**
PATIENTS SERVED

$13.4 BILLION
REVENUES

 **1,700+**
PROVIDERS
OF PHYSICIAN
SERVICES

94,000
EMPLOYEES, GLOBALLY

21,000
NURSES

 **$734**
MILLION

**INVESTMENT IN
EQUIPMENT, FACILITY
EXPANSIONS AND
RENOVATIONS**

**ACUTE
CARE**

312,000 inpatient
admissions

1.6 million
patient days

1.1 million
outpatient visits
(excluding ER)

33,750 deliveries

7 Accountable
Care Organizations
(ACOs)

**BEHAVIORAL
HEALTH**

Over 730,000 total
patients served

6.2 million
patient days

19 facilities
offering Patriot
Support Programs

391 inpatient beds
added in new and
existing facilities
in the U.S.

OUR MISSION

Established in 1979 by Alan B. Miller,
Founder and Executive Chairman

TO PROVIDE SUPERIOR QUALITY HEALTHCARE SERVICES THAT:

PATIENTS recommend to family and friends,

PHYSICIANS prefer for their patients,

PURCHASERS select for their clients,

EMPLOYEES are proud of, and

INVESTORS seek for long-term returns.

Our Mission statement has been repeatedly praised by industry experts for being honest and authentic, and for identifying value offered to all key stakeholders from patients and employees to our investors.

INDEX

BOARD OF **DIRECTORS**



Left to Right (Standing): Eileen C. McDonnell[1*,2*,3,7]; Alan B. Miller[3*,4*]; Marc D. Miller[3,4]; Maria Singer[1,4,5,6]
(Seated): Warren J. Nimetz[3,4]; Elliot J. Sussman, MD[1,2,5*,6*]; Lawrence S. Gibbs[1,2,5,6]; Nina Chen[6]

Committees of the Board: [1]Audit Committee, [2]Compensation Committee, [3]Executive Committee, [4]Finance Committee, [5]Nominating and Governance Committee, [6]Quality and Compliance Committee, [7]Lead Director, *Committee Chairperson

Learn more: uhs.com/about-uhs/leadership

CORPORATE **OFFICERS**

Alan B. Miller
Founder and Executive Chairman
of the Board

Marc D. Miller
President and Chief Executive Officer

Steve G. Filton
Executive Vice President
and Chief Financial Officer

Matthew J. Peterson
Executive Vice President
and President
Behavioral Health Division

Edward Sim
Executive Vice President
and President
Acute Care Division

Charles F. Boyle
Senior Vice President
and Controller

Jim Clark
Senior Vice President, Finance
Acute Care Division

Thomas Day
Senior Vice President, Finance
Behavioral Health Division

Geraldine Johnson Geckle
Senior Vice President
Human Resources

Matthew D. Klein
Senior Vice President
and General Counsel

Michael S. Nelson
Senior Vice President
Strategic Services

Victor J. Radina
Senior Vice President
Corporate Development

Cheryl K. Ramagano
Senior Vice President
and Treasurer

UHS of Delaware, Inc. is the administrative services company for, and a wholly owned subsidiary of, Universal Health Services, Inc.
All of our "Corporate Officers" listed above are employees of UHS of Delaware, Inc.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

Through our nearly 400 subsidiaries across the United States, Puerto Rico and the United Kingdom, over 3.4 million patients were served in 2022.



We are reminded daily of the very special role that the healthcare industry plays and that frontline providers fulfill. They do so with honor, respect and compassion – realizing our mission to deliver high-quality care in our served communities, improving and saving lives.

2022 was another difficult year for the entire hospital industry as we continued to manage the impacts of the COVID-19 pandemic, a very challenging labor market and increasing inflation. During the year UHS generated net revenues of $13.4 billion, an increase of 6% over the prior year. However, a nationwide shortage of nurses and other clinical staff drove higher wage costs and broader inflationary pressures, negatively impacting our other expenses and profits. Nonetheless, we expect that our numerous recruitment and retention initiatives will help to moderate the wage inflation in 2023, and will start paving the path toward resumption of pre-pandemic profitability levels.

Our capital growth and development through strategic partnerships, new facility construction, expansions and renovations are proceeding. In 2022, we opened the brand-new Northern Nevada Sierra Medical Center and three new freestanding emergency departments within our Acute Care business, and added three new facilities to the Behavioral Health portfolio. Further, we continue to prioritize the integration of ambulatory care access points along the care continuum in existing markets. Our focus remains on positioning employees and facilities to provide the highest quality and most efficient care to our millions of current and future patients.

We are proud of the reputation we have earned over the past 44 years as a leader in the healthcare industry. For the 13th consecutive year, UHS was recognized among World's Most Admired Companies by Fortune magazine; this year #2 in the Healthcare: Medical Facilities category. We have been ranked for 19 years on the Fortune 500 list, currently at #297 – and UHS ranks #391 among American companies on the Forbes Global 2000. Our facilities continue to be honored by national, state and local organizations for delivering high-quality care, for pioneering innovation, for their thought leadership and for their commitment to serving their local communities.

As we plan for the future, our most important priorities continue to be the delivery of compassionate patient care; profitable growth in attractive markets, business segments and care delivery venues; and maintaining our reputation as an industry leader and preferred provider, employer and partner.

On behalf of UHS leadership, we are grateful to patients for entrusting their care to UHS facilities; to employees at those facilities for all their hard work; to our business partners for their collaboration; and to our shareholders for their support and investment.

Sincerely,

Marc D. Miller

Marc D. Miller
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

Year Ended December 31	2022	2021	2020
Net revenues	$13,399,370,000	$12,642,117,000	$11,558,897,000
Adjusted net income attributable to UHS (1)	$730,244,000	$991,677,000	$954,709,000
Adjusted diluted earnings per share attributable to UHS (1)	$9.88	$11.82	$11.12

Year Ended December 31	2022	2021	2020
Patient days	7,799,735	7,731,419	7,601,144
Admissions	770,782	762,302	735,405
Average number of licensed beds	31,182	30,698	30,118

	2022		2021		2020		2019	
(1) Calculation of Adjusted Net Income Attributable to UHS (in thousands except per share amounts)	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income attributable to UHS	$675,609	$9.14	$991,590	$11.82	$943,953	$10.99	$814,854	$9.13
Other combined adjustments	54,635	0.74	87	—	10,756	0.13	76,966	0.86
Adjusted net income attributable to UHS	$730,244	$9.88	$991,677	$11.82	$954,709	$11.12	$891,820	$9.99

The "Other combined adjustments" neutralize the effect of items in each year that are nonrecurring or non-operational in nature including items such as: unrealized gains/losses resulting from changes in the market value of shares of certain equity securities, reserves for various matters including settlements, legal judgments and lawsuits, costs related to extinguishment of debt, gains/losses on sales of assets and businesses, impairment of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods. Since "adjusted net income attributable to UHS" is not computed in accordance with generally accepted accounting principles ("GAAP"), investors are encouraged to use GAAP measures when evaluating our financial performance. To obtain a complete understanding of our financial performance, the information provided above should be examined in connection with our consolidated financial statements and notes thereto, as contained in this report.



Net revenues (in millions): 19 $11,378 | 20 $11,559 | 21 $12,642 | 22 $13,399

Adjusted net income per diluted share attributable to UHS (1): 19 $9.99 | 20 $11.12 | 21 $11.82 | 22 $9.88

Hospital patient days (in thousands): 19 7,940 | 20 7,601 | 21 7,731 | 22 7,800

400 FACILITIES ACROSS
39 U.S. STATES, WASHINGTON, D.C., PUERTO RICO & UNITED KINGDOM



● Acute Care Hospitals

● Ambulatory Surgery Centers

● Behavioral Health Facilities

● Freestanding Emergency Departments

★ Universal Health Services, Inc.
Corporate Headquarters

To explore our facilities using an interactive map, visit uhs.com/locations





UHS ACUTE CARE DIVISION

We bring life-changing expertise, treatments and technology to local communities through our Acute Care hospitals and care access points.

The Acute Care Division operates 28 hospitals providing care to millions annually. We are competitively positioned as the provider of choice due in part to the favorable reputation that our hospitals have earned and the high-quality care delivered. Our integrated delivery networks provide patients with personalized care.

The Acute Care teams continued their intense focus on delivering clinical excellence and quality to the communities we serve. This commitment differentiates us in the market and has resulted in another year of solid performance. While we are addressing the lingering issues brought by the pandemic, many positive achievements were delivered in 2022 and the teams continue to make a positive difference in the lives of those we serve.

Healthcare is better where we are.

QUALITY & SAFETY


NATIONALLY RECOGNIZED
A
LEAPFROG
HOSPITAL
SAFETY
GRADE
SPRING 2022


NATIONALLY RECOGNIZED
A
LEAPFROG
HOSPITAL
SAFETY
GRADE
FALL 2022

Our achievements in quality demonstrate the teams' commitment to the outstanding care and services that we provide. In 2022, seven Acute Care hospitals earned an "A" grade from The Leapfrog Group, recognizing our efforts in protecting patients from harm and meeting the highest safety standards.

U.S. News & World Report published their Annual Hospital Rankings in July. Of 24 UHS hospitals evaluated, 83% earned at least one designation as High Performing. Of note, **South Texas Health System Edinburg** was named as the Best Regional Hospital in the McAllen Metro area. It was one of only 493 hospitals recognized as Best Regional Hospitals in their respective markets. In addition, the hospital received High Performing ratings for its treatment of heart attack, heart failure, stroke, COPD, diabetes, kidney failure and pneumonia.

The George Washington University Hospital earned High Performing designations for Neurology/ Neurosurgery and Urology. Several other UHS hospitals earned High Performing for specific conditions. One of the many distinctions bestowed upon our hospitals includes: **Lakewood Ranch Medical Center** was the first hospital in Florida to earn The Joint Commission's Gold Seal of Approval® for Advanced Primary Heart Attack Center Certification. The Gold Seal is a symbol of quality that reflects our commitment to providing safe and quality care for heart attack patients.

"Healthcare today is challenging, but I am optimistic and excited about the future. Together, we have tremendous opportunities to make a profound impact in the communities we serve."



EDWARD SIM
EXECUTIVE VICE PRESIDENT AND PRESIDENT, ACUTE CARE DIVISION

Award-winning care

UHS Hospitals Recognized with an "A" Safety Grade from The Leapfrog Group in 2022


DESERT SPRINGS HOSPITAL

Desert Springs Hospital Medical Center
2nd "A" in a row


EMERGENCY

Henderson Hospital
9th "A" in a row



Northern Nevada Medical Center



Palmdale Regional Medical Center


St. Mary's

St. Mary's Regional Medical Center
9th "A" in a row



Summerlin Hospital Medical Center


Valley Hospital

Valley Hospital Medical Center

PROCESS **IMPROVEMENT**

Key Performance Metrics

We are committed to continuous improvement and enhancing the patient experience while optimizing performance, reducing costs and improving patient care.

- Capacity management software deployment continues along with implementation of standard inpatient workflows.

- We drove a 64% reduction in contract labor spend; and a 12.3% reduction in RN turnover.

- We reduced Hospital Acquired Pressure Injuries by 18%; and reduced falls with injury by 7%.

- Acute Inpatient Rehabilitation Units continued to be successful in the Program Evaluation Model with 9 of 11 Rehab Units ranking above 90.

- Finally, all facilities earned certification from The Joint Commission with accolades to host facilities; and two facilities maintained certifications from The Commission on Accreditation of Rehabilitation Facilities (CARF).

Overall, positive momentum is delivering results.

 **OVERALL LENGTH OF STAY FOR LOW ACUITY ED PATIENTS**

8.7% REDUCTION FROM 2021

 **PATIENT VOLUME IN HOSPITAL-BASED EDs**

9.4% INCREASE FROM 2021

 **ED LENGTH OF STAY FOR PATIENTS ADMITTED**

26% REDUCTION FROM 2021



PATIENT FEATURE

Joseph
The George Washington University Hospital

Following successful rotator cuff surgery at GW Hospital, Joseph is back to throwing strikes at his favorite bowling alley. "I had surgery on my rotator cuff, which was in bad shape. The advanced pain management that I received from GW Hospital made all the difference. The reason I chose GW Hospital for my surgery is that I have been going there for at least 30 years for medical care. After a few months following my rotator cuff surgery, I am back to bowling again, feeling great and I'd like to thank everybody at GW Hospital."

**Learn more:
gwhospital.com**

GROWTH & EXPANSION IN KEY REGIONS

Our expansion plans in key markets continued this year, enabling us to meet the growing healthcare needs of the communities served. Our investment strategy for new builds remains robust and vigorous.



IN NEVADA, Northern Nevada **Sierra Medical Center** opened in April 2022 in Reno.

In the Las Vegas market, we acquired a stake in the Las Vegas Institute for Advanced Surgery. This care center has been integrated into **The Valley Health System.** We also celebrated the beam topping on construction of the new **West Henderson Hospital**, scheduled to open in 2024.

Also in Las Vegas, patients of **The Valley Health System** have benefited from our Valley Health at Home by BAYADA post-acute, in-home care service since its launch in January 2022.





IN FLORIDA, progress continued in Palm Beach Gardens, with City Council providing support to proceed with next steps for the new hospital to be built in Alton, Florida.

We announced a $120 million planned expansion of **Lakewood Ranch Medical Center**. Construction will commence in early 2023. We launched Manatee Health at Home by BAYADA, a new joint venture partnership and our second in-market with BAYADA, a leading Home Health Care Agency. BAYADA brings more than 45 years of home health expertise to our community, and enhances the quality services and outcomes that patients have come to expect from **Manatee Healthcare System**.





Senior executives commemorate the opening of the new patient tower.

Constructed to meet the expanding need for accessible, quality healthcare in our ever-growing community, STHS Edinburg's new five-story, $100 million patient tower was designed to deliver an improved patient experience.

 **IN CALIFORNIA,** our Acute Care assets are now aligned under the System brand, **Southwest Healthcare**. Significant renovations, to be completed in phases over the next four to five years, are in progress at the **Southwest Healthcare Rancho Springs Hospital** and **Southwest Healthcare Inland Valley Hospital** locations. We announced in late 2021 a strategic alignment with Riverside Medical Clinic (RMC), a premier multi-specialty physician practice than employs over 180 physicians and advanced practice providers at seven physician offices. We are working to expand our care delivery continuum through our relationship with RMC.

 **IN TEXAS,** we opened the new $100 million five-story patient tower at **South Texas Health System Edinburg**. **South Texas Health System McAllen** was designated a Level 1 Trauma Center by the Texas Department of State Health Services. At **Texoma Medical Center**, we completed a Central Energy Plant and Dietary expansion and opened a new ambulatory surgery center.

 **IN D.C.,** we unveiled the **Cedar Hill Urgent Care GW Health** facility. This is the first-ever urgent care center in Ward 8 in D.C. and provides treatment for a variety of health ailments including allergic reactions and asthma, colds and flu, ear infections, minor sprains and broken bones. In addition, radiology and basic lab work services are offered. Opening **Cedar Hill Urgent Care GW Health** is the next step in creating a comprehensive, academic medical network which will enhance health access, equity and outcomes and elevate healthcare in our nation's capital.

Mayor Muriel Bowser joined us as we broke ground on **Cedar Hill Regional Medical Center GW Health**. The more than $400 million project will include a 184-bed, full-service hospital, trauma center, ambulatory pavilion for physician offices, clinics and community space, a 500-car garage, and a helipad for emergency transports. Additionally, the new hospital will provide maternity services. When it opens its doors to patients in early 2025, the new **Cedar Hill Regional Medical Center GW Health** will be the first inpatient facility to open in the District of Columbia in more than 20 years.



PATIENT FEATURE

Joy
The George Washington University Hospital

"I was diagnosed with stage 3 vocal cord cancer. Having cancer can be a scary experience, but I was never afraid because I had confidence in the GW team that I was working with. They got me through one of the most difficult periods in my life, and thankfully they came through for me. The care that I received at GW was extraordinary. It was impressive and it made me feel special. Today, I am cancer free."

Learn more:
gwhospital.com



Northern Nevada Sierra Medical Center
Reno, Nevada

- **First seismic-built hospital in the region**
- **170 beds**
- **Exclusively private rooms**
- **250+ employees**

FEATURED SERVICES

24/7 ER, cardiology, labor and delivery, pediatrics, oncology, orthopedic and surgical services, intensive care, advanced cardiovascular services, inpatient therapy and more.

Opened in April, **Northern Nevada Sierra Medical Center** is the first full-service hospital to be built in the region in nearly a century. Because of the rapid population growth in the Reno and Sparks region, **Sierra Medical Center** has expanded healthcare services so patients have convenient access to quality healthcare.

Sierra Medical Center is part of **Northern Nevada Health System**, a regional multi-facility system that has excelled at offering quality care to residents of the greater Truckee Meadows. The health system has many locations across the region and in our rural communities. This includes **Northern Nevada Medical Center**, a 124-bed acute care hospital in Sparks, and primary care services and a wide range of specialty care through the affiliated **Northern Nevada Medical Group**.



Sydney Hanson
1 review

★★★★★ a week ago   NEW

I just had a baby here at Sierra and it was the best experience I could have asked for. The nursing staff I had (Erin, Tara and Laura plus postpartum nurses) were very encouraging and helpful through the entire labor and delivery process. They listened and took into consideration my wishes and feelings and that's something that I will forever be grateful for. I have never met such kind and wonderful staff. Along with the amazing staff it was one of the cleanest and well put together hospital I have seen in a long time. I will 100% recommend all my friends to have their babies at this hospital from now on.



In December, **Sierra Medical Center** opened its level II neonatal intensive care unit (NICU), providing care to infants born at 32 weeks' gestation or later who have needs or conditions that require specialized medical attention. The 12-bed NICU is equipped with advanced medical technology including direct access to the labor and post-partum maternity suites, where moms are cared for. Other accommodations include private rooms with noise control and isolation for the most sensitive patients. The staff who support NICU patients include registered nurses, respiratory therapists, physical therapists, social workers, case managers and lactation consultants, all of whom receive unique training to work with infants born prematurely.

Sierra Medical Center also opened its new pediatric inpatient care unit, providing infants, children, adolescents and teens with local comprehensive medical care. The new unit is led by pediatric and NICU medical director Jennifer Achilles, M.D. Local families can find comfort knowing that they can access care a short drive from home, with the area's foremost experts. When a child is hospitalized, their care team may include board-certified emergency medicine providers, pediatric hospitalists, pediatric nurses, respiratory therapists and other specialists. The unit can treat common pediatric conditions such as respiratory distress, dehydration, allergic reactions, gastrointestinal concerns, infections, pain and more.



PATIENT FEATURE

Baby Marigold
Northern Nevada Sierra Medical Center

Soon after opening, Sierra Medical Center's level II NICU welcomed its first baby, Marigold. "We are proud to have earned certification as a level II NICU and begin caring for infants like Marigold that are born prematurely," said Laura Smith, MSN, RN, RNC-NIC, NICU manager at SMC. "The expanded services provide families with reassurance that our new hospital has the advanced capabilities and highly trained staff to support infant care."

Learn more:
nnsierra.com



EXPANDING ACCESS TO CARE

Our Freestanding Emergency Departments (FEDs) provide conveniently located access points for individuals requiring immediate medical attention. Since January 2022, we opened four new FEDs. These are full-service emergency departments that provide 24/7 care, stabilizing treatment for major conditions including heart attack and stroke, and treatment for minor conditions.

During the year, we handled over 322,000 ER visits and over 19,000 transfers to UHS hospitals. We have acquired land to construct additional FEDs and expect to have approximately 30 FEDs operating by the end of 2023.



ER at Spanish Springs, an extension of Northern Nevada Medical Center (opened in January 2023)



ER at Valley Vista, an extension of Centennial Hills Hospital Medical Center



ER at Sweetwater, an extension of Aiken Regional Medical Centers



ER at Sun City Center, an extension of Manatee Memorial Hospital

During the year, several FEDs received the American College of Emergency Physicians (ACEP) Bronze Level accreditation for Geriatric Care. According to ACEP, populations around the world are living longer now than ever before and in the U.S., it is estimated that 10,000 baby boomers turn 65 every day. This demographic shift brings challenges to healthcare systems as older adults visit emergency departments at comparatively higher rates than non-seniors, often present with multiple chronic conditions, are at increased risk of polypharmacy, and suffer from complex social and physical challenges.

Seniors make contact with the healthcare system at many points — perhaps none as frequently or as importantly as the ED. The concept of a geriatric ED has developed in the past decade as hospitals recognize that one size ED care does not fit all. Older individuals in the ED have presentations, needs, dispositions and outcomes that are quite specific to them.

Prominence Health Plan, our insurance offering, is driving physician alignment through value-based care initiatives via seven ACOs and Health Plan products in key markets. Prominence currently serves 185,000 lives across its value-based programs: 27,000 Medicare Advantage members, 37,000 Commercial lives, and 125,000 MSSP ACO lives including ACO REACH in South Texas.

The ACOs saved Medicare $82 million in 2021. Since the establishment of the first UHS ACO in 2014, the entities have saved over $400 million and have achieved a 97% quality score. Prominence's health plan achieved 4 STAR ratings across all markets for Medicare Advantage for 2023. Prominence Health Plan and the ACOs are key strategic vehicles to partner with Primary Care around population health initiatives.

Independence Physician Management (IPM), a subsidiary of UHS, develops and manages multi-specialty physician networks and urgent care clinics which align with our Acute Care and Behavioral Health facilities in 13 markets across seven states and the District of Columbia. With over 700 providers, IPM treated patients in over 1.5 million encounters during 2022.



Northwest Emergency at Town Square, a Service of Northwest Texas Healthcare System, was accredited for geriatric care.







Northwest Emergency
At Town Square
A Service of Northwest Texas Healthcare System

PATIENT FEATURE

Leslie
Corona Regional Medical Center

In 2013, Leslie sustained a herniated disc injury in a car accident. Her injuries persisted over a few years, and her doctors gave her some grim news – she had spinal stenosis, osteoarthritis and herniated discs. "My doctor suggested spinal fusion but would only do it if I lost weight," said Leslie. "The doctor recommended weight-loss surgery. At that time, I was 217 pounds and he wanted me down to about 140 pounds." Conyers chose to have weight-loss surgery at Corona Regional. By April 2021, she was down to 200 pounds and ready for her bariatric surgery. Leslie says she had a great patient experience at Corona Regional. She was able to lose enough weight to have spinal fusion in 2021. "I still have to do physical therapy, but I can finally sleep at night. I am at a healthy weight and the weight loss made all the difference in my fusion surgery recovery."

Learn more:
coronaregional.com





UHS BEHAVIORAL HEALTH DIVISION

The skilled teams provide compassionate care that delivers hope, help and healing. Our facilities play a vital role serving as trusted providers of behavioral healthcare services in the communities we serve.

The Behavioral Health Division delivered another year of solid results and strong patient outcomes. We cared for more than 730,000 individuals across the full continuum of care including inpatient, outpatient, partial hospitalization and telehealth settings.

We saw an increase in demand for behavioral healthcare services further intensified by the pandemic. During the year, we continued to make progress in quality-of-care achievements, promoting our culture of Service Excellence and expanding our offerings.

Healthcare is our passion; saving and improving lives is our reward.

DELIVERING TRUSTED CARE

We consistently maintain our high standards across our Behavioral Health Division. This is reflected in feedback from industry regulators and patients. In the CMS Inpatient Psychiatric Facility Quality Reporting requirements, our Behavioral Health facilities are compared to approximately 1,500 psychiatric providers across the country. UHS results exceed the national averages in 9 out of 13 indicators. In 2022, patients rated their overall care as 4.4 out of 5 in our patient satisfaction surveys. More than 91% indicated they felt better following care at one of our facilities.

All UHS Behavioral Health facilities are fully accredited by independent organizations including The Joint Commission (TJC) and/or Commission on Accreditation of Rehabilitation Facilities (CARF), whose rigorous clinical assessment protocols are widely respected throughout the healthcare industry.




Net Promoter Score Index



EXCEPTIONAL (70 to 100)
EXCELLENT (50 to 69)
VERY GOOD/GREAT (30 to 49)
GOOD (0 to 29)
NEEDS IMPROVEMENT (-100 to -1)

We incorporated the Net Promoter Score (NPS) into our surveys. NPS gauges the loyalty of customers, consumers and patients and has been widely adopted by more than two-thirds of Fortune 1000 companies. We measure loyalty using the question, "How likely would you be to recommend this facility to a friend or family member?" In 2022, the UHS Behavioral Health Division NPS was 39.0, which represents the percent of promoters minus the percent of detractors. This score is considered very good by industry standards.

Best Addiction Treatment Centers

Drug and alcohol addiction contribute to a substantial amount of suffering in the U.S. Newsweek partnered with global market research firm Statista Inc. to rank the best U.S. treatment facilities focused on addiction. The rankings are based on a survey of over 4,000 medical professionals and an analysis of the treatment centers' accreditation status. Four of our facilities — **The Pride Institute, Stonington Institute, Talbott Recovery** and **The Ridge Behavioral Health System** — were ranked on the Newsweek annual list.

Consumer Star Ratings

Our facilities are highly regarded, trusted providers of behavioral healthcare in the communities we serve. During the year, we managed and responded to over 7,000 online reviews posted to Google and Facebook, thanking patients for providing high ratings, and providing effective service recovery when concerns were shared. We view patient feedback as a gift. Patients are telling us what they like and where we can improve. It is our responsibility to take action, respond and address concerns. We share this positive feedback with staff.

"We continue to be hyper-focused on delivering high-quality care to the patients we are privileged to serve. Our care delivery is our reputation, and our purpose is the opportunity to save and improve lives. I know this is a key motivator for all of us."



**MATT PETERSON
EXECUTIVE VICE PRESIDENT AND
PRESIDENT, BEHAVIORAL HEALTH DIVISION**

ACCESS TO CARE

Our division made considerable strides in strengthening our core in-person services, while making meaningful in-roads in caring for patients wherever they are across the continuum, including through expanded inpatient, outpatient programming and telehealth offerings.

Our facilities provide patients with the help they need to put them on a solid path to recovery. The care teams offer a full continuum of care specifically tailored to address the unique needs of each stage and age of life, serving children, adolescents, adults and seniors. Levels of care include telehealth, partial hospitalization, intensive outpatient care, acute inpatient programs and residential treatment.

Working collaboratively with facility care teams, we determine the best path to wellness and happiness for every patient. The skilled, dedicated care teams are experienced in providing high-quality mental healthcare that delivers strong patient outcomes.



Telehealth

The pandemic triggered an accelerated scaling of telehealth offerings. The trajectory of this channel will continue, as many patients find value in accessing care faster, tapping into a larger network without geographic constraints and engaging via the convenience of a mobile device. We believe telehealth will ultimately reduce overall healthcare costs, support strong patient outcomes and change the way certain assessments and treatments are conducted.

Suicide Prevention

UHS partners with the National Action Alliance for Suicide Prevention, helping individuals connect with support when they find themselves in crisis. As a result of the pandemic, we know that it is more important than ever to continue to focus on suicide prevention as a national priority. Research indicates that more than half of Americans are more open to talking about their own mental health.

We supported the launch of the new 988 suicide and crisis lifeline in July. 988 provides 24/7, no-cost and confidential support for individuals in distress, including prevention and crisis resources. Between its launch in Summer 2022 and the end of the calendar year, there were over 2 million calls, texts and chat messages pouring in to trained counselors who are providing emotional support and stabilization.



PATIENT FEATURE

Michael
Mesilla Valley Hospital

When he began the partial hospitalization program at Mesilla Valley Hospital, Michael was addicted, homeless and ready to give up on life. He found his way to Mesilla Valley and decided it was time to get help. "Through the program at Mesilla Valley, I received the tools I needed to overcome addiction and learn coping skills to help put me on the road to recovery. I am grateful for Mesilla Valley Hospital because I felt at home while I was there, and the program gave me hope to pursue my dreams. This decision changed my life."

**Learn more:
mesillavalleyhospital.com**

Reaching More Communities



Beaumont
Behavioral Health
Dearborn, MI



Via Linda
Behavioral Health
Scottsdale, AZ



River Vista
Behavioral Health
Madera, CA

IN RESPONSE TO THE GROWING DEMAND FOR BEHAVIORAL HEALTH SERVICES IN THE U.S., we added 391 beds to new and existing facilities during the year.

On the de novo front, we opened the new **Beaumont Behavioral Health** in Dearborn, Michigan; **Via Linda Behavioral Health** in Scottsdale, Arizona; and **Granite Hills Hospital** in West Allis, Wisconsin.

We are on track to open **River Vista Behavioral Health** in Madera, California in 2023. We have several integration opportunities in the pipeline for the Division, representing momentum on all fronts.

Division-wide referrals exceeded 1.5 million, which represents growth of 15% over the previous year. The demand for behavioral health services among adults, teens and children continues to climb and represents an opportunity for our facilities to meet the need.





We celebrated the 35th anniversary of **First Hospital Panamericano**, located in Puerto Rico. "We marked more than three decades of excellent patient outcomes and top-quality services by the team, making us the Provider of Choice on the island," said Astro Muñoz, CEO, **First Hospital Panamericano**.





Pictured (l to r): Jose Marrero, Caridad Pierluisi (First Lady and Director of the Office of the Governor), Eneris Roque (Admin Assistant PHP), Governor Pedro Pierluisi, Astro Muñoz (CEO), Dolly Figueroa (Ward Clerk), Ivette Rivera (UM Coordinator), Maria Landrau (UM Coordinator).



PATIENT FEATURE

Emily
HRI Hospital

"I came to the HRI Hospital Women's Unit because my depression and anxiety was worsening. It was time to get more support. I was honestly terrified about the whole experience and that I would have to be away from my family, but the staff was so welcoming and supportive. Even in my darkest moments, I felt like this was a place where I would feel better. I had a chance to participate in art therapy, medication therapy and group therapy. Staff was compassionate – I always felt like I could turn to staff for support. Upon discharge, I was excited to go home but knew that I would miss the people with whom I had bonded while at HRI. My advice for others is: don't be afraid to go for it. Coming to HRI changed my life. It was the best self-care decision I ever made."

Learn more: hrihospital.com

SPECIALTY CARE OFFERINGS

Patriot Support Programs

We cared for over 17,000 military personnel, veterans and their families during the year, providing tailored programming and support for those coping with the emotional and psychological effects of combat and other behavioral health disorders.

Access to treatment is available to active-duty military, veterans and their families across all facilities. Additionally, 19 Behavioral Health facilities across 13 states offer Patriot Support Programs (PSP) with services specifically designed to address the effects of combat stress, post-traumatic stress, depression, substance use disorder and other behavioral health issues.

In October, PSP welcomed its 7th Advisory Board member, Major General (Ret) Jerry L. Fenwick, U.S. Air Force & Air National Guard. With a focused and dedicated Advisory Board, further expanded to include the wisdom and talents of Major General Fenwick, we will continue to enhance our offerings to ensure military personnel receive the support and care they need to succeed.

PATRIOT SUPPORT PROGRAMS of **UHS**



"I have personally served with Major General Fenwick and can speak to his relentless commitment to saving lives."

**Major General (Ret)
Jerry L. Fenwick**

**MATT PETERSON
EXECUTIVE VICE PRESIDENT AND
PRESIDENT, BEHAVIORAL HEALTH DIVISION**

In July 2022, Brentwood Hospital's CEO and STAR Program for Uniformed Services Liaison met with the Bayne-Jones Army Community Hospital's command team, Chief of Behavioral Health and Chief Nurse in charge of its emergency department to discuss increasing access to inpatient care for soldiers and families at Fort Polk.



Substance Use Disorder

A particular area of focus for the division continues to be providing a broader array of substance use treatment services, programs and care that results in longer, sustained recovery. Treatment for substance use can take many forms and incorporate several elements, including residential, partial hospitalization, outpatient programs, drug or alcohol detox, co-occurring treatment, step-down programs, sober living and aftercare. Substance use treatment has come a long way, with targeted research providing clear direction on which models are the most effective for an individual's specific needs and pointing to new approaches that deliver better results.

Eating Disorders

Eating disorders manifest in different ways, but they are all characterized by eating patterns that disrupt a person's mental, physical and emotional health. The skilled clinicians are equipped and trained to address a wide range of eating disorders from anorexia and bulimia to binge eating and eating disorders in conjunction with other conditions.

Autism

People with autism spectrum disorder (ASD) often have problems with social communication and interaction, and restricted or repetitive behaviors or interests. Individuals with ASD may also have different ways of learning, moving, or paying attention. Several of our facilities have dedicated programming to serve those diagnosed with ASD. We cared for 770 individuals with ASD, tailoring each patient's treatment and interventions to precisely measure and track progress toward improved health and quality of life. Plans integrate behavioral functioning, social development, communication abilities, academic/vocational achievement, family education and support.

Educational Services for Students

The dedicated educators at our residential treatment facilities, day schools and acute care programs provide programming for adolescents, enabling them to continue their education while in treatment. Congratulations to the class of 2022 including 158 students who completed high school or earned their GED during the school year. By fully integrating education into the clinical milieu, we create personalized education plans to help each student experience academic success. These graduates now have many opportunities available to them and a much brighter future.



PATIENT FEATURE

Avlok
Skywood Recovery

"I am happy to be a part of the Skywood Alumni program," said Avlok. "Skywood was my first choice for recovery. Treatment at Skywood was fantastic. They were far and beyond my expectations. The staff was warm and welcoming. They made it really easy to focus on recovery. The facility was super clean and homey. During my stay, my patient care coordinator helped me make sure everything was set with my job outside of the Skywood program. When I was ready to leave, I had all the appropriate documentation to return to work and my follow-up appointments were all set. Since Skywood, I have remained sober for over a year, and I have been promoted at work. I would highly recommend Skywood for recovery."

**Learn more:
skywoodrecovery.com**

Cygnet Health Care



With almost 200 services, **Cygnet Health Care** is proud to have become the leading provider of behavioral health facilities in the U.K., successfully helping thousands of people each year. During 2022, we navigated the path out of COVID-19 with a focus on sustaining quality services and we experienced over 10% growth in revenue.

The opportunities for growth in the U.K. are strong and demand for our services is growing. We are seeing more people with new diagnoses, as well as individuals who have pre-existing conditions requiring a higher level of support. Due to the growth of our U.K. operations, we have separated Cygnet into two divisions: Health Care and Social Care.



Dedicated to Quality: the Cygnet team at Churchill

Our reputation for quality means the National Health Service and local government organizations are seeking our provision more than ever before. We are looking forward to strengthening these partnerships in the years ahead and extending our services further.

Regulators also continue to recognize our quality and we are proud that in 2022 we outperformed the national average for services rated Good or Outstanding. We will build on this quality and extend our work into the communities we serve through education, outreach and extending our social media networks, where we grew our online following by 24%.

None of these achievements and ambitions would be possible without dedicated colleagues. Caring is integral to our culture and values. In our Health Care services we strive for our clinical outcomes to exceed the expected standards, supporting individuals with appropriate care along the continuum. Our social care services provide sanctuary for each individual entrusted to us and we adhere to the concept: *"Our residents don't live in our workplace, we work in their homes."*

Never has care been more important and despite many challenges in 2022, we continued to push forward with optimism and success. We will keep supporting staff to be the best and resolve to overcome the challenges we face globally, nationally and economically with determination.



The dedicated Cygnet Health Care team at Wast Hills





ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Our commitment toward improving society in a meaningful way

UHS | 2022

Since acquiring its first hospital in 1979, UHS has been strongly committed to treating patients and staff members with utmost respect. We are proud of our reputation as a trusted healthcare provider and a valued partner in each of our local communities.

In 2022, UHS enhanced transparency regarding our long-standing procedures and processes that underscore our environmental, social and governance (ESG) commitments, processes and best practices to address areas needing improvement, and increased our focus on the development and execution of new initiatives supporting patients, employees and communities.

We organized our ESG working group, including a multi-disciplinary team of senior executives, named a Corporate ESG Director and identified key areas of focus for the coming year. Historically, reporting, and consequently oversight, of certain ESG-related efforts has been addressed independently across four Board Committees. As of 2021, we have been reporting on our overall ESG initiative to the entire Board.

Learn more: uhs.com/ESG

OUR PRINCIPLES

We stand for excellence, each and every day, at each and every encounter. Our Principles set a high bar and reflect our purpose.

 We Provide Superior Quality Patient Care

 We Value Each Member of Our Team and All Their Good Work

 We Are Committed to Being a Highly Ethical Healthcare Provider

 We Are Devoted to Serving Our Local Community

Learn more:
uhs.com/principles

CORPORATE RECOGNITION

UHS' commitment to excellence is reflected in its long-standing record of achievement including our multiple appearances on Fortune 500, Fortune's World's Most Admired Companies list, Philadelphia Business Journal's Largest Healthcare Systems and Hospitals in the Philadelphia Region, and Largest Public Companies in the Philadelphia Area lists.

In 2022, we were proud to announce UHS President and CEO, Marc D. Miller, was recognized by Modern Healthcare as one of the 100 Most Influential People in Healthcare for his leadership and impact on the industry.

  

OUR INVESTMENT IN A SUSTAINABLE ENVIRONMENT

UHS recognizes its responsibility to implement environmentally sustainable practices and is committed to complying with applicable legal and regulatory environmental standards to protect patients, visitors, staff and communities. Our environmental stewardship includes, but is not limited to, following best practices when managing our energy usage, construction and design of new build and/or major renovations and disposing of waste.

ENERGY EFFICIENCY PROGRESS

 Our Centralized Utility Billing Management System (UBM) monitors energy usage across our U.S. operations. By streamlining data collection and reporting, we can identify and act on inefficiencies faster and more easily. The platform alerts us to any significant deviation from average energy costs. Now with full-year baseline data in place, we can monitor usage year-to-year and investigate any discrepancies as well.

Our Acute Care facilities monitor the efficiencies of their heating, ventilation and air conditioning (HVAC) component operations through use of an automatic fault detection and diagnostics platform. Reports, generated either monthly or quarterly, flag deviations from optimal operations, especially for those facilities equipped with Retro-Commissioning and Monitoring-Based Commissioning.

In 2022, UHS earmarked an additional $1.18 million to retrofit California-area hospitals with higher-efficiency, LED lighting certified by ENERGY STAR® or DesignLights Consortium. While these upgrades were not yet completed at year's end, the project's projected annual savings amount to nearly $290,000 and 2.2 million kWh or 950 metric tons of carbon dioxide (CO_2) equivalent.

Also in 2022, UHS spent an additional $680,000 toward Retro-Commission (RCx) and Monitoring-Based Commission (MBCx) HVAC systems at select Acute Care facilities. All told, between 2017-2022, our RCx/MBCx initiative upgraded 14 facilities, resulting in an overall savings of $2.14 million, 19.3 million kWh and nearly 970,000 therms.

During the year, UHS also committed more than $572,000 to provide Automatic Fault Detection and Diagnostics (AFDD) systems to Acute Care facilities over a five-year span. By the end of the year, the AFDD Platform was operational at 16 facilities; installation at an additional seven facilities is expected to be completed in 2023. This upgrade will not only proactively avoid mechanical failures but also ensure optimal operation efficiencies of the HVAC systems.





15

2

2021 Feb. 2023

**Number of
ENERGY STAR®
Certifications**

Certifications and Registrations



UHS made significant progress in its pursuit of U.S. Environmental Protection Agency's (EPA) ENERGY STAR® certifications. As of February 2023, 15 UHS Acute Care facilities had earned this designation, up from two in 2021. ENERGY STAR® certified buildings and plants are verified to perform in the top 25% of buildings nationwide, based on weather-normalized source energy use that considers the occupancy, hours of operation and other key metrics.

Newly certified facilities include Desert View Hospital, Doctors Hospital of Laredo, Northern Nevada Medical Center, Northwest Texas Healthcare System, South Texas Health System McAllen, St. Mary's Regional Medical Center, Valley Health Specialty Hospital, an extension of Spring Valley Hospital as well as six others within The Valley Health System.



"Congratulations to our six Valley Health System hospitals that earned the ENERGY STAR® certification for superior energy performance, earning ratings between 92% and 100%, outperforming similar U.S. buildings on energy efficiency. The hospitals implemented a variety of energy-efficient measures over the past five years, including the installation of LED lighting and recommissioning HVAC systems to upgrade to current design standards, to earn this specialty certification."

**VAIBHAV GAGRANI, PE, CEM, LEED AP
DIRECTOR, ESG**



GREEN BUILDING CONSTRUCTION



Despite the challenges of pandemic-related materials availability issues, UHS continues to set high environmental standards. Our construction and design of new builds or major renovations must comply with federal, state and local energy efficiency standards and energy codes. Additionally, we require that the project's ENERGY STAR® Score Rating meets or exceeds 90.

Lastly, any new construction or major renovation project $20 million or higher will be assessed for Green Building Initiatives' Green Globes® or U.S. Green Building Council's LEED certification.

As of February 2023, six UHS Acute Care facilities have Green Globes® certifications, including Northern Nevada Sierra Medical Center. Our West Henderson Hospital (currently under construction) is registered, requiring us to file for certification within four years.

Spring Valley Hospital Medical Center in Las Vegas became a member of Practice Green Health.

Our Cedar Hill Regional Medical Center GW Health (currently under construction) in Washington, D.C. will have solar panels on its garage that will provide energy assistance to over 200 households in the adjacent community.

HEALTHIER WORK ENVIRONMENTS



Coordinated efforts across multiple departments, including Environmental Services and Supply Chain, ensure our work environments, products and services are safe and sustainable for staff, patients and visitors. Despite post-pandemic disruptions to manufacturing and transportation, the teams' focus on providing healthier environments for all stakeholders remained steadfast.

Investing in Clean Environments

We continue to use Green Seal and GREENGUARD chemicals to maintain safe and clean environments for employees and visitors. In 2022, we expanded the use of Green Seal certified products to include additional products, such as floor pads and dusting sheets.

Manatee Memorial Hospital and Northwest Texas Healthcare System earned the AORN GO Clear Award – Gold.™ AORN recognizes operating rooms that present a smoke-free environment for staff and patient safety. The goal is to have all UHS Operating Rooms achieve this award by the end of 2024.





AORN GO CLEAR AWARD

GREEN GLOBES FOR NEW CONSTRUCTION
UHS-Northern Nevada Sierra Medical Center
TWO
GREEN GLOBES
CERTIFIED
BY THE GREEN BUILDING INITIATIVE FOR RESOURCE EFFICIENCY & REDUCTION OF ENVIRONMENTAL IMPACTS
2023

OUR CONTRACTORS ARE REQUIRED to track and report the percentage of demolition and construction waste recycled. We are pleased to highlight summaries of waste savings and/or diversions from a couple of our recent projects.

Whether it is a new build or major reconstruction or expansion, our projects are designed to incorporate environmentally friendly materials and processes, from its energy conscious design through demolition and waste removals.



South Texas Health System Edinburg
Edinburg, TX

(151,810 sq. ft. of new construction and 20,565 sq. ft. of renovation)

During 2022, South Texas Health System Edinburg completed the construction of a new five-story patient tower, which doubled the facility's overall size. The first floor of the tower is now the new and expanded Emergency Department.

During these projects:

- Three 94%-efficient heating water condensing boilers were installed in the new tower to serve all of the hydronic heating water for the heating and air system.

- Nearly 220 energy-efficient light fixtures replaced older fixtures.

- Higher efficiency refrigerators/freezers were installed in the newly renovated Dietary section.

River Vista Behavioral Health
Madera, CA

(~80,000 sq. ft. of new construction)

This new facility is expected to open in April 2023. Between February 2022 and January 2023, the teams achieved high diversion rates.

- Nearly 390 tons of materials were diverted, for an overall diversion rate of 92.37%.

- Clean/unpainted drywall and metal combined to account for 65% of materials diverted, followed by clean wood (13%), mixed recyclable (8%) and waste (trash) (8%).



RESPONSIBLE WASTE AND POLLUTION MANAGEMENT



While multiple initiatives have long been in place to support the responsible disposal of pollution and waste, in 2022, we began framing a comprehensive waste management and recycling program. The program will be based, in part, on waste management studies recently conducted at Valley Health System hospitals in Las Vegas. We expect to roll out this comprehensive waste management program across our U.S. operations in the near future.

In the meantime, our facilities continued to participate in trainings and initiatives focused on the proper disposal of waste that resulted in effective reductions of CO2 emissions and/or increased in recycled/reused materials. In 2022, these included:

- Facilities conducted annual waste training to support our initiative for disposing waste responsibly. Data on waste streams were collected monthly and reported through the individual hospital's Environment of Care committees to identify opportunities to reduce non-recycled material and increase recycled material. In 2022, this initiative documented 12.5 million pounds of recycled material.

- Participation in our reusable sharps container program mitigated more than 1.3 million pounds of greenhouse gases (compared to single-use containers). This is equivalent to CO2 emissions from 69,307 gallons of gasoline consumed and the preservation of 740 acres of forest.

Also in 2022, new initiatives were launched, including a food waste pilot study at The George Washington University Hospital (GW Hospital). The study evaluated the cause of waste, areas of where waste was produced, the service period/area, food type wasted and weight of what was wasted. Based on this data, we were able to make meaningful process changes. We will have the program implemented in all Acute Care facilities by April 2023 with a Year One goal of waste accounting for 4% or less of our total spend. By wasting less, we will conserve valuable resources such as energy, water and land.

Further, facilities conducted and documented weekly inspections of Central Accumulation Areas where waste covered under the Resource Conservation and Recovery Act was stored for pickup from our approved vendor. These inspections ensured proper waste segregation, packaging and labeling, as well as a safe and secure physical environment satisfying requirements from the EPA and Department of Health.

Environmental Service operations also trained staff on proper waste handling, which included transportation of waste within the facility. This training satisfies an annual Department of Transportation requirement for handling and storing waste.



Staff was also supported by a new Hazardous Materials and Waste Program playbook developed by the Environmental Risk and Emergency Management (EM) team to provide educational and programmatic assistance for the Hazardous Materials Management Program at the facility level. This valuable resource educated Acute Care and Behavioral Health staff on key topics, such as labeling of receptacles and containers as well as storage area and inspection requirements. The playbook also shared tools, templates for procedures/plans and best practices to ensure a safe and compliant program.

The EM team also revised the facilities' HazMat Dashboard to ensure ongoing waste stream segregation compliance. Training on the updated dashboard was provided for both the Acute Care and Behavioral Health Division staff.

REPROCESSING AND WASTE DIVERSION

 In 2022, 28 of our Acute Care facilities and two Surgery Centers utilized two FDA-approved third-party manufacturers, Stryker Sustainability and Innovative Health, for reprocessing of their respective, approved medical devices. Combined, these vendors helped our UHS facilities divert nearly 37,000 pounds of waste from landfills.

By purchasing reprocessed electrophysiology (EP) devices from Innovative Health, five Acute Care facilities mitigated 827 pounds of CO2 emissions in 2022. Further, through participation in Stryker's *Products for the Planet* program, 513 trees were planted in National Forests on behalf of UHS reprocessing efforts.

In addition to reprocessing of medical devices, UHS Acute Care facilities partnered with manufacturers who collect their own manufactured devices, disassemble them and then recycle the individual components.

End-of-life computer equipment underwent required security measures and then were recycled exclusively through a vendor-managed program.

Conservation of Natural Resources

The System Water Management Team (WMT) includes Facilities Operations, Infection Prevention, Environmental Services and Risk Management and oversees all aspects of potable and utility water processes. Each hospital site, as well as the identified outpatient clinics, have a site WMT that manages its water systems and evaluates the necessary hazard control and validation data to ensure the systems are maintained at the highest degree of safety. We maintain supporting documents that are compliant with a HACCP-based Water Management Program (WMP), which meets the requirements of ANSI/ASHRAE Standard 188-2021 (*Legionellosis: Risk Management Practices for Building Water Systems*).

As part of that same standard, UHS has designed and implemented a WMP to manage the environmental aspects of water streams (e.g., domestic/potable water systems, cooling tower systems, outdoor decorative water features) for the safety of patients, visitors and employees.

Future short-term plans include developing a corporate-wide water management program, including the reduction of water consumption through initiatives such as irrigation controls.

CULINARY AND NUTRITION

 The Culinary and Nutrition Department resides as part of our Corporate Supply Chain structure and provides oversight and direction for our overall food program sourcing and contracting. In 2022, we continued our *Food as Healing Fuel* approach, despite the challenges presented by an unstable and inflationary marketplace.

Whenever possible, the team used Locked Order Guides to secure products with the best availability and value, but also those from sustainable sources for practical reasons. First, and foremost, we needed products to get to patients. We also needed to minimize the effects of rampant food and disposable cost inflation through Contract Compliance and Purchasing Program Maximizations. Lastly, we needed items that are sustainable for that day, as well as in the future.



Also, as post-pandemic census and visitor counts rose, so did meal production and thus our potential for recycling efforts. A survey of 68 of our Acute Care and Behavioral Health facilities found eight different categories of items are being recycled. Used fryer oil was recycled most often (75% of facilities surveyed), followed by cardboard (62%).

Our recycling initiatives in 2022 also included promoting the use of reusable items such as melamine plates, reusable but safe rubberized plastic utensils and even reusable take-out containers that can last over a year. In 2023, we expect the Behavioral Health Division's usage of these reusable items to increase by 20%.

Notably, in 2022 our sustainable product usage increased to account for more than $3.2 million of products used by UHS kitchens. Our goal is to increase this to $4 million in 2023 and $5 million in 2024.

In the past year, the Support Services team worked with hospitals to improve access to gluten-free menu products for patients following gluten-free diets at our Acute Care facilities. Since 2021, 12 of our Acute Care facilities have attained Gluten Free Food Service (GFFS) certification by the Gluten Intolerance Group. This certification can only be obtained if all menu items are produced in a food production area free from cross-contact with menu items containing gluten. Our organization demonstrates its commitment to patient safety by investing time and expertise needed to master trainings and successfully pass the required audit for this initiative.

In 2022, UHS ramped up its plant-forward menuing across Acute Care and Behavioral Health facilities. The culinary and dietary experts created numerous plant-centric recipes, such as General Tso's Tofu, and introduced new food choices, such as gluten-free vegan menu items, to its patient and café menus. Within the Behavioral Health Division alone, the number of available plant-forward items increased 18% since the previous year. We expect to develop this initiative further to meet the increasing demand for animal-based food alternatives, but also help lower gas emissions and environmental contamination and help patients and visitors avoid high saturated fats.

Since May 2022, seven UHS Acute Care hospitals earned Gluten Intolerance Group's certification or re-certification as a Gluten-free Safe Spot (see asterisks), bringing the total number of certified UHS hospitals to 12. Only two other non-UHS hospitals in the U.S. have earned this accreditation.

Centennial Hills Hospital Medical Center

Desert Springs Hospital Medical Center

Doctors Hospital of Laredo*

Lakewood Ranch Medical Center*

Manatee Memorial Hospital*

Northwest Texas Healthcare System

South Texas Health System Edinburg/ South Texas Health System Children's*

Summerlin Hospital Medical Center

Temecula Valley Hospital*

The George Washington University Hospital*

Valley Hospital Medical Center

Wellington Regional Medical Center*



Validated

Gluten Free Safe Spot ®

Cygnet Health Care Working Toward Targets

CYGNET HEALTH CARE OPERATES UHS' BEHAVIORAL HEALTH FACILITIES IN THE UNITED KINGDOM. It takes its environmental responsibilities seriously and invested more than £2 million at sites to help tackle climate change. Their ambitious Sustainability Strategy includes:

- Net zero carbon commitment for direct and indirect emissions by 2035
- Net zero carbon emissions in supply chain by 2045
- Procuring 100% of electricity from renewable sources since 2021

Recycling across Cygnet has increased from 16% in 2019 to 31% in 2022. This is due to initiatives such as the 'right size right shape' project, in partnership with Cygnet's waste management provider, which monitors the recycling habits across sites and supports greater awareness.

In 2022, Cygnet Health Care completed the installation of solar panels to five of its top 22 electricity usage sites, which now accounts for approximately one-quarter of the electricity at each site. In just one site, the CO_2 emissions that are avoided equate to 21,631 kg per year or 21.63 metric tons. This is equivalent to 865 trees (it takes 40-46 trees to compensate for 1 metric ton of CO_2). Installation of solar panels at the remaining 17 sites is expected to be completed by April 2023.

Learn more: cygnethealth.co.uk/about/environmental-social-governance-esg/

Cygnet has introduced new technology across its vehicle fleet to lower CO_2 emissions, save fuel, reduce accidents and enhance the safe, comfortable transfer of patients across its U.K.-wide services.

The installation of a new tracking and driver training device in all company-owned vehicles has seen a reduction of CO_2 emissions by 122 metric tons, a cost savings of more than £50k through improved fuel economy, more environmentally friendly driving styles, improved safety and a reduction in insurance claims.

OUR COMMITMENT TO SOCIAL CAUSES

Support of social causes has long been an integral part of our corporate responsibility. We continually seek opportunities to provide high-quality care to patients and their families, maintain a high level of support and respect for valued employees and strive to make a positive impact on our local communities.

HIGH-QUALITY & EQUITABLE HEALTHCARE SERVICES

Our facilities are designed to provide a safe and welcoming environment, with caring experts on hand to help each individual meet their specific needs.

During 2022, UHS' Acute Care and Behavioral Health Divisions worked diligently preparing necessary plans and processes to meet The Joint Commission's industrywide Health Equity Standards that came into effect January 1, 2023. The Divisions' respective Clinical Quality teams created guidelines for their facilities and worked with dedicated personnel to improve current patient intake forms to better identify, and improve reporting of, inequities among patients. The individual clinical teams are developing resources, in coordination with those available in our local communities, to support equitable care for patients.

Our facilities are expected to follow the new guidelines and starting in 2023, provide updates to their respective Executive Committee and Board of Directors.

Excellence in Quality and Safety

In 2022, the Acute Care Division clinical acuity was recognized by industry groups. Most notably:

- 13 UHS Acute Care hospitals earned an "A" or "B" safety grade from The Leapfrog Group, arguably the industry's highest safety standard.

- ER at Fruitville, an extension of Lakewood Ranch Medical Center, was named a Press Ganey 2022 HX Guardian of Excellence Award® — Patient Experience winner. This accolade recognizes the facility as being in the top 5% of healthcare providers evaluated in patient experience.

- St. Mary's Regional Medical Center was one of 429 hospitals to earn The Centers for Medicare & Medicaid Services (CMS) Five-Star Overall Rating based on its performance across various measures of quality including safety of care, readmission rate, mortality, timely and effective care and patient experience.

- St. Mary's Regional Medical Center and GW Hospital were recognized among America's Best Physical Rehabilitation Centers for 2022 by Newsweek/Statista. Facilities were chosen based on a rigorous methodology that includes data from a survey of thousands of medical experts as well as key performance indicators based on the U.S. Centers for Medicare & Medicaid Services.





In 2022, the Acute Care Division celebrated a sharp decline in its maternal mortality rate and for the first time, zero maternal deaths involving hemorrhage. At 8.9 per 100,000 births, UHS' maternal mortality rate was significantly lower than the U.S. rate of 23.9 per 100,000 as reported by the Centers for Disease Control and Prevention[1]. Improvements can be attributed at least in part, to the 2020 launch of UHS' Quality in Obstetrics Education Program. The program has offered UHS OB Departments increased education and patient safety programs aimed at the leading causes of maternal deaths, obstetrical hemorrhage and pregnancy-related hypertension, among others.

Within the Behavioral Health Division, the Clinical Services Department continued to collect, analyze and act on the Division's clinical and quality outcomes. Results in 2022 found:

- 80% of patients exhibited statistically meaningful improvement on clinical outcome measures.

- 89% of patients agreed their treatment goals and needs were met.

- 84% of professional referral sources surveyed indicated a UHS facility was their "provider of choice."

In the U.K., 82% of Cygnet Health Care facilities evaluated by regulators, including the Care Quality Commission (CQC), earned a Good or Outstanding rating.

Educational Services Exceed National Averages

UHS' dedicated teachers, principals and support staff continued to help students excel and recover educationally with individualized strategies including tutoring, online remediation and extra mental health supports in the classroom. We are proud to report that in 2022:

- 90% of parents and guardians felt that the academic staff truly cares about their child.

- 88% were satisfied with the facility's education program.

Hill Crest Behavioral Health's Higdon Hill School was named a Cognia School of Distinction. The school was recognized for earning this top honor by Alabama Governor, Kay Ivey, State Superintendent, Eric Mackey, and other state and Cognia Dignitaries.

UHS earned high scores from the industry's reputable accreditation agency, Cognia. In 2022, all six of our schools that underwent a Cognia accreditation engagement review exceeded the agency's national education accreditation scores.

Investing to Meet High Standards

Acute Care and Behavioral Health Quality and Clinical teams focus on staff training and incorporate evidence-based clinical outcome assessment metrics to effectively track and measure our performance and optimize clinical services.

To that end, all patient care staff within the Acute Care and Behavioral Health Divisions complete numerous trainings each year, including those related to our core tenets of quality care and safety

In 2022, employees from both Divisions combined completed nearly 3.1 million educational courses online, including those related to patient safety, skills training, regulatory and quality. Additionally, employees completed numerous in-person trainings throughout the year based on their role as well as facility and regulatory requirements.

[1]CDC's Maternal Mortality Rates in the United States, 2020

In addition, all Behavioral Health Division patient care staff, regardless of status or role, and select Acute Care Division patient care staff, were trained and certified in various nationally accredited or recognized behavior management techniques. Certification is to be maintained according to the standards and requirements set forth by these certifying bodies. Many UHS facilities augmented this training with their evidence-based verbal de-escalation curriculum.

UHS invests in employee surveys with the aim of improving clinical performance. Every other year, both Divisions implement surveys aimed at assessing the extent to which our facilities' culture support patient safety and safe practices. In March 2023, our Acute Care Division will participate in its next Agency for Healthcare Research and Quality (ARHQ) Patient Safety Culture Hospital Survey.

Meanwhile, in 2022, the Behavioral Health Division's Safety Culture survey was issued to 188 facilities; 42% of nearly 43,000 employees participated. As with the ARHQ survey, our questionnaire gained employee insight on key hospital measures such as Organizational Learning-Continuous Improvement, Reporting Patient Safety Events and Supervisor, Manager or Clinical Leader Support for Patient Safety.

The Clinical Quality teams use the results of these surveys to measure performance, identify areas for improvement and benchmark our facilities against industry averages.



The Hughes Center partnered with the Danville Otterbots for creation of a sensory room at their baseball stadium creating inclusivity for their fan base. In Spring 2022, the Otterbots unveiled the new room that includes cuddle swings, fidget boards, soft LED lights, wall-to-wall padding, different textured rugs, sound-deadening headphones, comfortable chairs, sensory-friendly fidget toys and a blackout curtain.

"This sensory room provides opportunities for people with specialized, specific, sensory needs to have a place to go when they feel overwhelmed. During a game, it can be very stimulating and overwhelming and this presents a safe place for those people to go when they just need time to reset."

MARK HOWARD
CEO, THE HUGHES CENTER

UHS implements a corporation-wide biannual Employee Engagement Survey to provide leadership valuable employee insights, including perceived expectations and level of preparedness:

ACUTE CARE DIVISION = 20,379 RESPONDENTS
BEHAVIORAL HEALTH DIVISION = 19,605 RESPONDENTS

ENGAGING IN SAFE WORK PRACTICES IS EXPECTED OF ME IN MY JOB

4.31   ACUTE CARE DIVISION

4.27   BEHAVIORAL HEALTH DIVISION

I AM ADEQUATELY TRAINED TO ENSURE SAFETY AT WORK

4.20   ACUTE CARE DIVISION

4.08   BEHAVIORAL HEALTH DIVISION

*Ratings based on scale of 1 (strongly disagree) to 5 (strongly agree).

CHARITABLE CARE

UHS continued to support our local communities through charity care and uninsured discount programs. Combined, our U.S. Acute Care facilities' contributions for qualified patients neared $2.3 billion in 2022.

COMMUNITY PARTNERS

UHS continued its long-standing partnership with the National Action Alliance for Suicide Prevention, helping individuals connect with support when they find themselves in crisis. Our Behavioral Health facilities champion the Action Alliance's Zero Suicide initiative, reminding local communities that they are a resource for hope, resiliency, connectedness and recovery.

With pandemic protocols lifted, UHS was able to resume its long-standing alliance with the Philadelphia Ronald McDonald House. Led by Assistant Director of Culinary/Nutrition who designed the menu and provided ingredients, select Corporate employees prepared and served dinner to families whose children are being treated at Children's Hospital of Philadelphia.

UHS regularly partners with several organizations that support active-duty military personnel and veterans. At this year's annual Veteran's Day event, Corporate employees were introduced to Alpha Bravo Canine, a local non-profit that raises, trains and donates service dogs to disabled veterans. Corporate employees participated in the annual Wreaths Across America in which they placed over 225 wreaths at cemeteries in the Philadelphia area.

The Behavioral Health Division teamed up with HMP Global's Psychiatry & Behavioral Health Learning Network to provide employees, referring partners and other valued community partners access to educational webinars on a variety of healthcare topics. Webinars are held quarterly and provide continuing education credits to those who attend live. In 2022, the webinar series yielded over 4,700 registrations; approximately 45% of which were live participants.

Facilities often joined forces with local chapters of national organizations by sponsoring, hosting and/or participating in their awareness- and fundraising events – and leaders from across the corporation continue to support some of our partners by serving as Committee or Board members.















Federation of American Hospitals®

WREATHS across AMERICA

NATIONAL ACTION ALLIANCE FOR SUICIDE PREVENTION

Psychiatry & Behavioral Health Learning Network | HMP Global |

Ronald McDonald House Charities® Philadelphia Region

National Association for Behavioral Healthcare
Access. Care. Recovery.

UHS Corporate employees serve as guest chefs at the Philadelphia Ronald McDonald House.

Our facilities regularly host free health screenings, educational sessions and other unique events throughout the year. Here are some of South Texas Health System's recent events:



The Think Pink Parade at South Texas Health System McAllen drew hundreds of community members, first responders and STHS staff members to kick off Breast Cancer Awareness Month.



South Texas Health System proudly partnered with Pharr Emergency Medical Services to host free #StopTheBleed courses for the community. Participants learned lifesaving intervention techniques.



As #AmericanHeartMonth came to an end, South Texas Health System Heart's Heroes with Heart 5K was held to raise awareness for heart disease while supporting this year's heart heroes — educators who have survived and thrived in their battles with heart disease.

COMMUNITY OUTREACH

UHS is committed to being a valued partner with our local communities, not only as a trusted healthcare provider, but also by investing in community development projects, hosting community involvement activities and supporting local charities. Engagements include volunteer opportunities and in-kind donations, such as toy collections and food drives.

For the past two decades, UHS has contributed to state-specific educational programs to help fund student scholarships and/or provide supplemental funding to our local communities' school districts. In 2022, we contributed more than $6 million to seven state programs.

UHS continued our work in raising awareness of the opioid crisis and acquired the license to host screenings of an 80-minute documentary, *Tipping the Pain Scale*. UHS held a viewing for Corporate employees and facilities hosted free screening events for their local communities.

Throughout the year, both Acute Care and Behavioral Health facilities hosted in-person and virtual events encouraging healthy lifestyles as well as connecting families and friends to important health and wellness resources. Events included free health screenings, blood drives, educational classes and informational sessions on multiple physical and mental health diseases and conditions.

LEADERSHIP APPOINTMENTS AND DISTINCTIONS

In 2022, many UHS leaders — including those featured here — were recognized for their expertise, thought leadership and/or contributions to the industry or local communities.

 **Marc D. Miller**, President and CEO, was recognized in 2022 among Modern Healthcare's 100 Most Influential People in Healthcare. He has been featured as a thought leader on multiple prominent venues including CEO Forum's Transformative CEO Summit, Behavioral Health Executive's C-Suite Outlook and Modern Healthcare's Voices — The Check Up. He serves on the Boards of Federation of American Hospitals (FAH) and Premier Inc.

 **Matt Peterson**, Executive Vice President and President, Behavioral Health Division, is Immediate Past Board Chair of the National Association for Behavioral Healthcare (NABH); a Fellow of the American College of Healthcare Executives (FACHE); and a Fellow of the Healthcare Financial Management Association (FHFMA). In addition to his civilian career, Matt serves in the U.S. military. In 2022, he was promoted to Brigadier General, U.S. Air Force Air National Guard.

 **Karen E. Johnson, MSW**, Senior Vice President, Chief Clinical Officer, Behavioral Health Division, continued to represent UHS on The Joint Commission's Health Systems Corporate Liaison group and the NABH's Quality Committee. She continued to serve on the Action Alliance's Executive Committee as well as on the National Response Strategy Steering Committee formed during COVID. In 2022, Ms. Johnson served as Chairperson for the FAH's Quality Committee and as Co-Chair for the Technical Expert Panel, developing quality measures for CMS and psychiatric hospitals. She provided lectures on behavioral health education and resources, including the 2022 rollout of the National 988 Mental Health Hotline in the U.S.

 **Roselle Charlier**, VP, Chief Marketing and Communications Officer, was inducted into The Forum of Executive Women, a network of over 500 women leaders in the Greater Philadelphia Region.

 **Kevin DiLallo**, Group Vice President, Acute Care Division, was named to Trustbridge Hospice Foundation Board of Directors in West Palm Beach, Florida.

 **Karla Perez**, Regional Vice President, Acute Care Division, continued to serve on the Board of Las Vegas Metro Chamber of Commerce; Nevada Mutual Insurance Company; the Nevada State Bank and Nathan Adelson Hospice. She was honored with the Girl Scouts of Southern Nevada's Trailblazer Award for her contributions to the healthcare profession and community.

 **Mary Brandon**, Infection Prevention Coordinator, Poplar Springs, was elected to serve as Regional President of the Association of Occupational Health Professionals.

 **Michelle Carson**, Chief Litigation Counsel, received the Women, Influence & Power in Law Award for Best Mentor, a national award that recognizes women who make a remarkable difference in the legal profession.

 **Andrew M. Eisen, MD, FAAP**, Chief Academic Officer and GME Designated Institutional Official, The Valley Health System GME Consortium, was elected President of the Nevada State Medical Association for a one-year term.

 **Kurt Hooks, Ph.D., MPH, LPC**, CEO of Virginia Beach Psychiatric Center, serves as Chair of the Virginia Hospital & Healthcare Association Behavioral Health Committee. He served as Mental Health Expert for Virginia Beach City Council's 5/31 Shooting Permanent Memorial Committee. Dr. Hooks frequently provides interviews and lectures as a behavioral health industry thought leader.

 **Amber Lopez, RN**, Northwest Children's Hospital, part of the Northwest Texas Healthcare System, was named March of Dimes Nurse of the Year.

 **Joyce Malaskovitz**, Chief Nursing Officer, Desert Springs Hospital, was honored by Nevada Business Magazine as Southern Nevada's Care Provider Hero.

 **Mary Frances Mullen, RN-BC,** Assistant Director of Nursing, Brooke Glen Behavioral Hospital, earned the Distinguished Healthcare Professional award from The Ben Franklin Global Forum.

 **Astro Muñoz**, CEO, First Hospital Panamericano, worked to ensure mental health is a main subject of the Governor's Public Policy Agenda to improve the overall mental health of residents in Puerto Rico.

 **Sally Perry**, Regional Vice President, Behavioral Health Division, was one of 15 appointed by Governor Brian Kemp to the newly created Healthcare Workforce Commission created to tackle the challenges in hiring and retention of healthcare workers. She was also elected to the Georgia Hospital Association's Board of Trustees.

 **Jody Rain,** Registered Nurse Supervisor, Manatee Memorial Hospital, was appointed by Florida Governor Ron DeSantis to the Board of Nursing.

 **Steven Reilly,** Senior Director of Sourcing and Contracts, was recognized by The Journal of Healthcare Contracting among Ten People to Watch for his leadership in Supply Chain.

 **Rachel Sheehan, MSN, RN-BC, C-ONQS**, Corporate Director, Women's Services, Acute Care Division, was presented with the March of Dimes Excellence in Perinatal Leadership Award.

 **Greg Stewart**, CEO, Wellstone Regional Hospital, was appointed Board member of Indiana Hospital Association (IHA), placing the behavioral health sector in a position for more visibility and advocacy. He also was named Chairman of the IHA Council on Behavioral Health.

 **Jennifer Taylor**, Director of Contracts, was named among ten Women Leaders in Supply Chain by The Journal of Healthcare Contracting.

 **Ryan Tatu, Ph.D., FACHE**, CEO of Lancaster Behavioral Health Hospital, was elected to Board of Directors of the Central PA American College of Healthcare Executives for a three-year term.

 **Pam Tahan**, CEO, Wellington Regional Medical Center, Executive Board Member of Central Palm Beach County Chamber of Commerce and Board Member of Wellington Community Foundation Inc., was sworn in as Chair, Central Palm Beach Chamber of Commerce and as Chair, Hispanic Chamber of Commerce of Palm Beach County. She also was elected Chair of Healthcare Policy for the Economic Council of Palm Beach County and elected to Palm Beach County's Emergency Services Council.



UHS was named to ECRI's 11th annual Healthcare Supply Chain Excellence Award, recognizing U.S. healthcare organizations for achieving excellence in spend management and adopting best practices/ solutions. Pictured center is Ray Davis, VP, Supply Chain and the UHS Supply Chain team, along with ECRI senior executives.



Workforce Demographics

UHS IS EXTREMELY PROUD OF THE TEAMS WHO WORK TOGETHER to deliver high-quality services across the United States and United Kingdom. It is their expertise, hard work, dedication and collaboration that have allowed us to achieve a great number of successes this past year and laid the groundwork for many exciting opportunities in the future.

We are committed to the principle of Equal Employment Opportunity (EEO) for all employees and applicants. As an EEO Employer, UHS supports and fully commits to recruitment, selection, placement, promotion and compensation of all individuals without regard to race, color, religion, age, sex (including pregnancy, gender identity, and sexual orientation), genetic information, national origin, disability status, protected veteran status or any other characteristic protected by federal, state or local laws.

2022 EMPLOYEE ENGAGEMENT

We value employees and are committed to all being treated with dignity and respect. These commitments are reflective in our policies and procedures as well as the results of our 2022 Employee Engagement Survey.

Based on a rating of 1 (strongly disagree) and 5 (strongly agree), UHS earned favorable ratings in the following metrics:

The person I report to treats employees with respect.	**4.20**
My facility treats employees fairly regardless of age, race, sex, disability or sexual orientation.	**4.09**
The person I report to cares about my well-being.	**4.12**

GLOBAL WORKFORCE

In 2022, the global workforce increased 5% to nearly 94,000 as U.S. and U.K. workforces grew 4% and 10%, respectively.



NOTE: Approximate counts from 12/31/20 and 12/31/21.

DIVERSITY ACROSS NEW HIRES IN U.S. AND THOSE PROMOTED

In the United States, nearly 24,200 employees were hired during 2022. Further, more than 6,060 employees were promoted.

NEW HIRES



Male 23%
Female 77%

White 40%
Ethnically Diverse 60%

PROMOTED INDIVIDUALS



Male 26%
Female 74%

White 53%
Ethnically Diverse 47%



As a founding member company of Veteran Jobs Mission, UHS is committed to reducing unemployment among U.S. military veterans. We continue to honor this commitment by increasing the number of military hires year over year. In 2022, UHS hired 1,815 veterans, up 20% over the previous year's counts for the second year in a row. Among the veterans hired during 2022, 46% were female and 56% were ethnically diverse.



U.S. WORKFORCE

Female employees continue to make up the majority of the workforce at UHS and its facilities. The average tenure of female employees in 2022 was in line with that of their male peers. We appreciate diversity in the workforce, which reflects the diversity of the communities we serve. Individuals who identify as white account for less than half of the workforce.



AVERAGE TENURE (years)

	2020	2021	2022*
WHITE	49%	47%	45%
BLACK	23%	23%	24%
HISPANIC	15%	16%	17%
ASIAN	9%	9%	9%
OTHER	4%	5%	5%

*Note: 2022 data estimates; final data to be posted on uhs.com/esg after filing in 3Q23.
SOURCE: 2020 and 2021 EEO-1 reports.

U.K. WORKFORCE

Diversity is also shown in the makeup of the workforce in the U.K.:



DIVERSITY, EQUITY AND INCLUSION

UHS' commitment to diversity, equity and inclusion (DEI) includes regularly monitoring employment practices to ensure equity, regardless of an employee's gender, race or ethnicity and championing for inclusive behaviors through leadership example, policies and procedures, trainings and special events.

In 2022, UHS Corporate formed a DEI taskforce, chaired by the SVP, Human Resources. Meanwhile, there are facility-based committees designed to recognize and highlight multicultural backgrounds and other DEI-focused initiatives.

The George Washington University Hospital's Diversity and Inclusion Advisory Council (DIAC) is a multidisciplinary cross section of diverse employees, chaired by GW's CEO. Its mission includes earning the GW Community's trust; creating a culture of safety, celebration and acceptance where differences are valued; driving awareness and education on diversity, equity and inclusion; ensuring proportional representation of communities served exists within Hospital committees; and developing measurable goals for the Hospital that are impactful with sustainable change.

Within the Behavioral Health Division, St. Louis Behavioral Medicine Institute (SLBMI) has a Diversity, Equity, Inclusion & Belonging (DEIB) Committee, whose mission is to "intentionally facilitate a culture of diversity, equity, inclusion and belonging, and to foster the process of continued growth through learning, identifying blind spots and implementing impactful change." The Committee is open to all SLBMI employees and regularly disseminates DEI information to all staff. Its 2022 accomplishments included working with the facility's Gender Affirming Program to create SLBMI's Pronoun Policy and Procedures, updating its patient registration forms and incorporating issues of diversity in all clinical trainings.

During 2022, UHS continued to participate in the U.S. Federal work opportunity program for employers who invest in hiring individuals from certain targeted groups who consistently faced barriers to employment. In YTD September 2022, UHS screened more than 4,500 individuals for the program; all of whom were hired, including the 30% who qualified for the program.

UHS also participates in the U.S. New Market Zone and Qualified Opportunity Zone programs designed to encourage private investment and/or hiring and retention of individuals from areas identified as being in distress or rural areas that are in need of revitalization. Since January 2022, UHS completed a few projects under this program, including the construction of Granite Hills Hospital and Via Linda Behavioral Health. These facilities, which are located in these qualified locations, opened in 2022.



Cygnet Health Care's Multicultural Network now has 105 ambassadors across the U.K. who help to promote inclusion and raise awareness of issues affecting ethnic minority staff and service users. In its second full year, the Multi-Cultural Network expanded its offering to include:

- A new mentorship program to support ethnic minority staff with personal and professional development.

- ID badges with the option of carrying the phonetic pronunciation of names if desired.

- Inclusive interviews - The Network supports interviews across Cygnet to ensure fairness and equality in recruitment processes.

- A review of mandatory equality & diversity training along with our Unconscious Bias training to ensure both are relevant to staff and services.

- A robust action plan which was developed following Cygnet's first Race Equality Survey.

Looking ahead, we hope to coordinate efforts and facilitate sharing of charters and best practices.

RECRUITMENT AND RETENTION



During the year UHS made a positive impact on employees' intent to stay. Through internal surveys, employees indicated that they appreciate and value many of the initiatives we recently added to address the headwinds of retention including: career ladders and progression, career development, engagement during the work day and ongoing recruitment and retention strategies. By year end, we recorded a 22% decrease in Registered Nurse openings and a 31% decrease in Mental Health Technician openings.

We also listened carefully to employee feedback and took responsive action. We strengthened our recruitment efforts, improved the overall hiring and onboarding experience, expanded the training resources employees need to do their jobs effectively and safely, facilitated more teamwork and collaboration, established new Recharge Rooms at many of our Behavioral Health facilities for staff rejuvenation, addressed burnout, expanded mentorship, launched the new Employee Assistance Program (EAP), and best of all, increased employee engagement.

Surveys are issued to new hires after their first seven and first 30 days to solicit feedback about the hiring and onboarding process. In 2022, our overall recruitment process earned a 90% satisfaction rating. Meanwhile, 91% of individuals who responded to our candidate hiring survey (33% response rate) indicated they were satisfied or highly satisfied with the process.

Similarly, in 2022, 85% of individuals who responded to our onboarding survey (21% response rate) indicated they were satisfied or highly satisfied with the process.

WORKFORCE POLICIES

UHS has a clear set of policies developed to reflect our Corporate Mission and Purpose and the high standards we have for employees. Employment policies identify resources available to staff and/or define the company's internal process for various events (e.g., scheduled leave, performance reviews, grievance reporting). They are communicated and enforced to ensure fair and equitable treatment for all employees.

Our Background Screening Policy requires criminal, sanction and drug screening as well as education, license and employment verification prior to hire. Onboarding employees are trained on policies that reflect our corporate culture and values (e.g., Code of Conduct, Discrimination and Harassment Prevention Policy, Employee Conduct and Work Rules Policy, and Drug and Alcohol Policy).

Depending on their role, Division and employment status, employees may be required to complete training on key policies that fulfill regulatory obligations and/or promote safe and healthy work environments (e.g., HIPAA Privacy and Security Rules, Workplace Violence Prevention Policy, Grievance Reporting and Dispute Resolution Policy).

Employees have access to all policies either through their local HR department and/or internal intranet.



OVERALL SATISFACTION WITH RECRUITMENT PROCESS

90%



DECREASE IN REGISTERED NURSE OPENINGS

22%



DECREASE IN MENTAL HEALTH TECHNICIAN OPENINGS

31%

EMPLOYEE DEVELOPMENT AND TRAINING

In keeping with UHS' culture of continuous improvement, training opportunities are available for all employees, regardless of level or status. These include formal instructor-led, in-person or virtual training, informal mentoring or networking opportunities, or self-administered online courses.

Training programs are designed to assist with personal and skill development, career advancement and succession planning. In addition to mandatory trainings that focus on keeping employees mindful and informed of key policies and skill sets, many are voluntary. All trainings are tailored to include potential Americans with Disabilities Act (ADA) accommodations.

During Orientation, new hires learn UHS' Mission, Vision, Principles and Values, key policies and procedures as well as available benefits and resources. The capstone course is a two-hour overview of our founding principle, Service Excellence. Time focused on its attributes — continuous improvement, employee development, ethical and fair treatment of all, teamwork, compassion and innovation in service delivery — provides new hires a deep understanding of the company's culture. The Service Excellence Standards — treating everyone as a guest, demonstrating professionalism and excellence and practicing teamwork — are shared to help guide the desired approach to day-to-day activities.

Service Excellence Facilitator Certification Workshops are available for facility employees identified by their leadership for consistently upholding and demonstrating the UHS Service Excellence Standards. The multi-session virtual workshop develops facilitation skills, reviews best practices for how to effectively manage a learning environment and provides an in-depth explanation of the Service Excellence presentation. Certified Facilitators foster the Service Excellence culture and deliver trainings at their own facilities.

TEAM C.A.R.E., the employee enrichment experience at our UHS Corporate Offices, brings inspiring events, content and programming for health/wellness, social/community and career enrichment. This is designed to expand our employees' professional network, help them meet new colleagues and offer opportunities to engage in rewarding activities.

TEAM C.A.R.E. also offers Corporate employees access to trainings or events that support professional development (i.e., UHS Toastmasters Club, Executive Speaker Series, Business Book Clubs, The Power of Professional Women's Career Conversations and Diversity events).

In the U.K., in addition to the mandatory training requirements, Cygnet Health Care training offerings in 2022 included: Mental Health First Aid, Coaching & Mentoring, Apprenticeship Programs and "A Masterclass in Compassionate Leadership" led by Professor Michael West.





UHS SERVICE EXCELLENCE

During 2022, 130 employees became certified as Service Excellence Facilitators by completing one of the 15 multi-session virtual workshops led by UHS Learning and Development Facilitators Andrew Hallman and Scott Doyel.

Nurturing a talent pipeline

The Learning and Development team began branding their efforts under the "U Learn" brand in 2022. Within U Learn, there are three tracks: Invest in U, Manage U and Develop U.

Invest in U is designed to refresh, remind, and provide learning opportunities that help to enhance one's skills and knowledge for all staff. In 2022 the courses covered topics such as business writing fundamentals, e-mail etiquette, time management and effective meeting guidelines.

The Manage U track provides leadership skills designed for supervisors and managers. The programs include Stepping Into Leadership, HR Essentials and m3 Management Development Program.

We support new supervisors across all parts of the organization through the training program "Stepping Into Leadership." Designed for first-time supervisors, the program provides new supervisors with the foundation to:

• Smoothly transition from an individual contributor to an effective leadership role

• Apply strategies to build an engaged workforce and high performing team

• Confidently engage in difficult workplace conversations

• Resolve and de-escalate workplace conflict

• Foster a culture of Service Excellence

In 2022, 40 Stepping Into Leadership Classes were held for a combined 700 participants, to account for over 1,000 hours of training for new supervisors.

Notably, the number of participants and training hours for our m3 program, which is designed for employees of all leadership levels, increased substantially in the last year. In 2022, 152 m3 classes were attended by 2,900 employees for a total of more than 7,200 hours of training.

The Develop U track contains specialty programs focused on employee and team development. Courses in this track include Take Charge of your Professional Development, Train to Retain: A Hiring Manager's Toolkit for Successful On-boarding, and Everything DiSC Workplace. The Learning and Development team delivered the Acute Care Division's Resourcing for High Quality and Safe Care, and the Behavioral Health Division's Trauma-Informed Care programs.



	Number of m3 programs conducted	Number of employees attending m3 programs	Number of hours of m3 training delivered
2021	144	2,000+	5,400+
2022	152	2,900*	7,200

*Note: Employees may have attended more than one session.



Aiken Regional Medical Centers welcomed it first class of residents to its three-year accredited Family Medicine Residency Program in July 2022. This program is dedicated to the achievement of equity for medical trainees from all racial backgrounds, ethnicities, socioeconomic levels, religions, gender identities, sexual orientations and abilities. It is committed to equity in recruitment, education, mentorship and professional advancement for all trainees. The program will develop objective, unbiased standards for evaluating applicants during recruitment and selection, and conduct faculty development training on implicit bias.

GRADUATE MEDICAL EDUCATIONAL PROGRAMS

We have been steadily growing the UHS Graduate Medical Education (GME) Program since 2018. Its goals include developing excellence in graduate medical education and creating a reliable pipeline of newly trained doctors and pharmacists to join our network of healthcare professionals and ultimately improving access to healthcare in our valued communities.

UHS Sponsored GME Programs

In 2022, 18 UHS Sponsored Programs operated out of the following UHS Acute Care hospitals/ health systems: Aiken Regional Medical Centers, Manatee Memorial Hospital, Southwest Healthcare (Temecula Valley Hospital, Rancho Springs Hospital, Inland Valley Hospital and Corona Regional Medical Center), Texoma Medical Center, The Valley Health System (Centennial Hills Hospital, Desert Springs Hospital, Henderson Hospital, Spring Valley Hospital and Summerlin Hospital Medical Center) and Wellington Regional Medical Center.

Of our 18 UHS Sponsored Programs, 17 are accredited by the Accreditation Council of Graduate Medical Education (ACGME). Further, both of our Pharmacy Residency Programs are accredited by the American Society of Health System Pharmacists (ASHP).

In 2022, UHS Sponsored Programs continued to offer specialties/sub-specialties in Emergency Medicine, Family Medicine, General Surgery, Internal Medicine, Pharmacy and Transitional Year programs, while adding Cardiology, OB/GYN, Pulmonary and Sports Medicine.

"We are very excited about the growth of our UHS GME programs across the system. Our residency and fellowship programs allow us to address significant physician shortages in the regions that UHS serves. The quality improvement and scholarly work that GME trainees and faculty perform also complement our clinical Centers of Excellence in our facilities and promote the provision of top quality and cutting-edge healthcare. We will continue building new GME programs across the country and optimizing our existing programs to provide the highest level of training possible to the next generation of physicians."



MICHAEL NDUATI, MD, MBA, MPH, FAAFP
CHIEF ACADEMIC OFFICER, ACUTE CARE DIVISION



Congratulations to the 2022 recipients of Lakewood Ranch Medical Center (LWRMC) Foundation's Nursing Scholarship program. Since it was created in 2018, the Foundation has awarded 27 scholarships to those studying for associate's, bachelor's or master's degrees. Eligible candidates include nursing students who reside in Manatee or Sarasota County and who are currently participating in a clinical affiliation at LWRMC, or a nurse employed by a hospital and enrolled in a graduate program leading to a Master of Science degree in nursing.

In July 2022, a total of 316 residents — representing an increase of 20% over the previous year — participated in UHS Sponsored Programs.

By July 2023, the number of UHS Sponsored Programs and residents is expected to increase by 33% and 26%, respectively. This growth will be driven, at least in part, by a new program being developed by our South Texas Health System.

Academic Partnership GME Programs

In 2022, The George Washington University Hospital, Northwest Texas Healthcare System and Valley Hospital Medical Center collectively offered 50 Academic Partnership Programs. More than 590 residents and fellows participated.

Learn more: uhs.com/careers/graduate-medical-education

OTHER PROFESSIONAL DEVELOPMENT PROGRAMS

Across the company we offer educational and work opportunities, including internships, externships, and clinical field placement opportunities. We also continued efforts to expand the Strategic Partnerships with Nursing program with other medical technology schools.

UHS also supports employees' professional development through financial assistance programs. UHS annually earmarks approximately $1 million for its Tuition Reimbursement Program to support employees participating in degree or certification programs. Our facilities also offer student loan repayment to engage recent graduates in the workforce, as well as support the pursuit of continuing education.

For our 2022 Summer Internship Program, UHS successfully recruited and onboarded 44 interns, a 43% increase over the previous year. Interns attended two Orientation sessions, up to 13 leadership "Lunch & Learn" sessions, professional development workshops and networking events. The interns worked across five departments at our Corporate Offices: Information Services (32 interns), Supply Chain (8), Revenue Cycle (2), Design and Construction (1) and Legal (1). Of the 32 Information Services (IS) interns, 43% identified as diverse.

The program was a success. On a scale of 1-10 (10 being highest), 71% of interns rated their overall experience a score of 9 or 10, and all reported they would recommend UHS to other students for an internship. Further, of the 35 IS or Supply Chain interns expecting to graduate college between August 2022 and May 2023, we extended 16 offers, 15 of which were accepted.

EMPLOYEE BENEFITS

UHS' non-pay benefit program seeks to attract top talent, yet also serves to retain and support current staff. Its well-rounded "Benefits for Living Better" program addresses employees' physical, mental, financial and professional needs.

Learn more: jobs.uhs.com/careers

The program is constantly being evaluated and adjusted to not only be competitive in our markets, but responsive to employee needs. Key highlights of the 2022 program included:

• A new, more robust line of EAP Services, including Work/Life services, Legal/Financial consultations, Child and Elder Care services and Concierge assistants

• Flexible work arrangements including compressed work week, hybrid work-from-home schedule and remote work

• A variety of employment status options, especially among clinical staff, including part-time, per diems, on call, temporary and job sharing

Employees have access to enhanced benefits through various free events and programs, such as Mindset Spark Sessions which included two free events designed to help drive positive and intentional thinking for the benefit of mental and physical well-being, and the Fertility and Family Planning Education and Support program through Fertility IQ to help navigate family planning.

UHS Foundation for Employees



The UHS Foundation is a 501(c)(3) nonprofit entity that supports UHS employees who have been affected by hardship due to either qualified natural disasters (e.g., hurricanes, fires) or a national public health emergency (e.g., the COVID-19 pandemic). Since it was established in 2005, the UHS Foundation has raised more than $2.9 million in support of impacted employees and their families.

"Thank you so much to the Foundation and all involved in the process. You have no idea how much these funds will assist us in the rebuilding process."

SHAWN K. IMHOOF, DIRECTOR OF DIAGNOSTIC IMAGING, LAKEWOOD RANCH MEDICAL CENTER, IN THE AFTERMATH OF HURRICANE IAN

EMPLOYEE ENGAGEMENT

On alternating years, through use of a third-party independent vendor, UHS' Corporate Human Resources deploys either a comprehensive 50+ question Employment Engagement Survey or a brief 20-question Pulse Survey. Based on this employee feedback, UHS is able to measure performance as well as to identify and act on areas for improvement. To protect employees' privacy, responses are kept confidential and results are shared as aggregate totals by department. Management is encouraged to share results with their staff, develop action plans for any low-performing metrics, address any concerns and solicit suggestions in the spirit of continuous improvement.

Our 2022 Employee Engagement Survey found that employees scored UHS Overall (Corporate, Acute Care, Behavioral Health and IPM collectively) highest in the categories of Job Fit, Teamwork, Safety, Management and Resiliency.

2022 EMPLOYEE ENGAGEMENT SURVEY – UHS OVERALL

Highest scoring items. Ratings based on scale of 1 (strongly disagree) to 5 (strongly agree). Notably, 75% of survey respondents were engaged with the company and reportedly intend to be working here in 3 years.

JOB FIT	*I like the work I do.*	**4.34**
TEAMWORK	*I enjoy working with my coworkers.*	**4.33**
SAFETY	*Engaging in safe work practices is expected of me in my job.*	**4.29**
MANAGEMENT	*I respect the abilities of the person to whom I report.*	**4.26**
RESILIENCY	*At work, I feel I am highly capable.*	**4.25**



TEAM C.A.R.E. UHS

TEAM C.A.R.E. events are initiated based on suggestions from employees and aim to support causes and/or organizations that are aligned with UHS' Mission and Principles.

Since 2018, TEAM C.A.R.E. has sponsored an annual golf tournament to benefit the UHS Foundation. In September 2022, the 4th Annual UHS Golf Tournament raised more than $110,000, which was matched by UHS, and donated to the UHS Foundation.



"The UHS Golf Tournament is the largest event that TEAM C.A.R.E. sponsors and has the most diverse participation, including individuals who are here to volunteer, golf and connect with their colleagues. Most importantly, all of the proceeds go to the UHS Foundation."



**GERRY GECKLE
SENIOR VICE PRESIDENT,
HUMAN RESOURCES**



Food drive to benefit Upper Merion Food Pantry



Suicide Prevention Awareness Summit



Phillies Fan Day at UHS' Corporate Office

EMPLOYEE RECOGNITION AND AWARDS

Corporate and facility leadership in the U.S. and U.K. regularly recognize employees for their dedication to the organization, and exceptional care bestowed to patients and their families through formal annual events as well as throughout the year.

The Service Excellence Award is UHS' annual top honor bestowed to three Corporate Home Office employees for their professional, effective and efficient service to all stakeholders. This prestigious award is also given annually at the facility-level, to a deserving Acute Care facility, a Behavioral Health facility and a Behavioral Health Residential Treatment Center in the U.S.

Quality Awards are annual rewards for earning exceptional industry and patient quality and safety ratings. Typically, the award is presented to one facility in each category: Acute Care facility, Behavioral Health facility and Behavioral Health Residential Treatment Center.

The annual Chairman's Council Award is presented to facility CEOs who meet or exceed quality goals and financial goals, earn exceptional patient satisfaction scores, and demonstrate community involvement and overall leadership. Three-time recipients of the Chairman's Council Award are presented the Eagle Award.

Service Anniversary certificates and gifts are presented upon Corporate employees' milestone work anniversaries. At the Corporate Office, employees are recognized for every five years of service.

Employee recognition awards are regularly presented at the facility level for those nominated by leadership or peers for exemplary performance.

To facilitate peer-to-peer recognition, Cygnet hosts a monthly Characters of Care Award while the UHS Corporate Office has a 'Cheers for Peers' program. Introduced in March 2022, this program enables employees to post a note or an image on our Corporate network to acknowledge colleagues who go "above and beyond."

Each Division has a Great (Good) Catch program to recognize staff who by early intervention, prevented either an actual or possible negative outcome. Each Behavioral Health facility contributes four Good Catches a month. They are trended and used to develop education work product for the Division. In the Acute Care Division, Great Catches are promoted at the facility level and presented at the monthly Corporate Patient Safety Council, so these learnings can be shared across the entire Division.

Our Recharge Room program is proving to be a meaningful way for Behavioral Health facilities to engage with, and show their appreciation for their staff. The number of facilities with these dedicated spaces designed to offer employees solace during their busy day, increased from 6 in 2021 to more than 50 by the end of 2022.

Employees were invited to participate in the selection of their room's name, design and features (e.g., massage chairs, aroma stations, décor, etc.). Facilities are using surveys (via online or QR code) to measure employees' use and reaction to room visits, including any impact on their stress levels.



In March, Laurel Ridge Treatment Center celebrated the opening of their new Employee Recharge Zone by bringing food trucks on-site and handing out appreciation gifts.

"We take pride in how hard employees work to help patients. This space allows the team to step away to relax and recharge in order to take better care of patients and themselves."

DR. JACOB CUELLAR
CEO, LAUREL RIDGE TREATMENT CENTER

PRIVACY AND DATA SECURITY

UHS' Privacy and Data Security team is led by the Chief Compliance and Privacy Officer and the Chief Information Security Officer, along with designated hospital-based facility Privacy and Security Officers.

The team's mission is to preserve the confidentiality, integrity and availability of information assets in accordance with Information Security Policies for employees and patients.

To this end, the focus remains on appropriately identifying, selecting, deploying, maintaining and improving information security controls based on the National Institute of Standards and Technologies (NIST) Cybersecurity Framework (CSF).

We comply with privacy and security policies, as well as several related federal and state laws, including the Health Insurance Portability and Accountability Act of 1996 (HIPAA) Security Rule and the Payment Card Industry (PCI) requirements that govern compliant technology and processing of consumer credit card information. Our compliance with these requirements is reviewed by external parties. For example, each year a third-party firm certifies our PCI environment with attestation to our acquiring banks.

We have approximately 48 privacy and security-related policies maintained at the Corporate level and locally by U.S. facilities. Additionally, we deploy numerous technologies and engage third parties to provide intelligence services to UHS.

The UHS Information Services (IS) team evaluates information security controls on a regular basis through penetration testing, assessment and evaluations to review system effectiveness. Third-party cybersecurity firms also provide monitoring and investigation services, including regular security penetration tests and audits.

In addition to these measures, UHS invests time and resources toward training all employees. As frontline defenders in our efforts to ensure privacy and security of our information, employees participate in trainings and phishing exercises to learn how to identify possible threats. Collectively, more than 45,000 hours of employee training are conducted each year, including mandatory annual data privacy and cybersecurity training for all employees.

Beyond the people, processes and technologies, UHS also understand the Cybersecurity risks that exist amongst our Supply Chain vendors. To address this, UHS has a process to assess risk, evaluate and even require third-party verification of our vendors and suppliers as they engage in our contracting process.

Ultimately, issues and events can arise. However, when they do, UHS has an Incident Response Plan and if needed, Disaster Recovery processes that are engaged to minimize impact on availability of services.

Finally, UHS also has multiple governance processes to review the health and maturity of our Cybersecurity program through regular review of key performance indicators, metrics and roadmaps to promote the use of recent technologies and manage risks.



"Information Security plays a critical role across industries, but in particular in healthcare. In today's dynamic environment, we are vigilant in establishing a future-oriented operational approach, maintaining compliance and managing risk in a pragmatic and cost-effective manner."



KIM SASSAMAN
CHIEF INFORMATION SECURITY OFFICER,
INFORMATION SERVICES

OUR GOVERNANCE STRUCTURE

As reflected in the Board of Directors' Corporate Governance Guidelines, UHS has a deep-rooted commitment to a system of governance that enhances corporate responsibility and accountability. From its start in 1979 as an organization of 6 employees to a nearly 94,000 employee-strong, dual-continent enterprise, this commitment remains intact today.

BOARD OF DIRECTORS

The Company's business is conducted by its employees, managers and officers under the oversight of the Board of Directors. The Board is elected by the Company's stockholders in accordance with the Company's Articles of Incorporation, to oversee management and to assure that the long-term interests of the stockholders are served.

UHS' Board of Directors is chaired by Founder and Executive Chairman Alan B. Miller. There are currently six committees: Audit Committee, Compensation Committee, Executive Committee, Finance Committee, Nominating and Governance Committee, and Quality and Compliance Committee.

Nina Chen was elected to the Board of Directors in September 2022 and appointed to UHS' Quality and Compliance Committee, effective January 1, 2023. With the appointment of Ms. Chen, the Board now has eight members; five (63%) of whom are independent, and three (38%) are female.

Ms. Chen had a 13+ year tenure at Mercer, including her last role as Partner, gaining significant leadership experience in talent management, performance management, business development and benefits. She currently serves as the Special Projects Consultant for The Welcoming Center, a 501(c)(3) non-profit organization that promotes inclusive economic growth through immigrant integration.



IN THE U.S., OVERSIGHT OF COMPLIANCE, OPPORTUNITIES AND RISK OF KEY ESG-RELATED ISSUES IS PROVIDED ACROSS OUR BOARD COMMITTEES.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING & GOVERNANCE COMMITTEE	EXECUTIVE COMMITTEE
Business Ethics	Employee Development/ Training	Ownership & Control	
Charity Care	Employee Benefits	QUALITY & COMPLIANCE COMMITTEE	FINANCE COMMITTEE
Privacy & Data Security	Employee Engagement	Quality of Care	
Accounting and Financial Reporting Responsibilities		Employee/Patient Safety	
		Equity of Care	

In the U.K., a 12-member Executive Management Board provides governance to our Cygnet Health Care facilities through its Board sub-committees, which meet quarterly and have overall responsibility for the quality of care delivered across all services that Cygnet provides. They are supported by an Advisory Board; all three of its members are independent and hold non-executive positions. Twenty-five percent of the Executive Management Board and 33% of the Advisory Board are women.

Management Evaluation and Succession

The Nominating & Governance Committees of UHS and Cygnet Health Care, respectively, evaluate the performance of the Company's management annually and discuss this evaluation with the entire Board following the end of each fiscal year.

The Board, or a committee of the Board, oversees the Company's management succession planning, including its policies and principles regarding the selection of and succession to the Chief Executive Officer of the Company in the event of emergency, retirement or other circumstance.

LOCAL GOVERNANCE

In the U.S., the Board of Directors at each of the Acute Care and Behavioral Health facilities have decision-making authority over financial and non-clinical operations issues. Meanwhile, Executive Leadership teams, organized Medical Staff and local governing bodies jointly oversee the day-to-day operations of these facilities, as well as our ambulatory surgery centers. Facilities' local governing bodies also have Medical Staff oversight.

Within the Acute Care Division, the facilities' local governing bodies are typically comprised of a team of local community members, medical staff and hospital or regional leadership. Within the Behavioral Health Division, the local governing bodies are typically represented by local and Division leadership and may include current or retired medical staff.

As with all healthcare providers, UHS facilities are subject to regular visits and inspections by federal and state regulatory agencies. All our U.S. facilities are fully accredited by widely respected, independent organizations including The Joint Commission (TJC) and the Commission on Accreditation of Rehabilitation Facilities (CARF). In the U.K., our Cygnet facilities are subject to regulatory review by the CQC, among others.

Some of our Acute Care facilities have also earned accreditations by specialized benchmarking entities (e.g., American College of Radiology, American College of Surgeons, College of American Pathologists and American College of Cardiology).

Within the UHS organization, our Acute Care and Behavioral Health Divisions each have a Division Compliance Officer as well as designated Facility Compliance Officers who oversee their respective facilities' local compliance programs and obligations.

Similarly, the Acute Care and Behavioral Health Divisions each have Chief Medical Officers (CMOs) and quality designees at the divisional and regional levels, as well as at select individual facilities. CMOs determine medical strategy and provide oversight of medical staff and utilization management, while quality teams manage and oversee clinical and regulatory programs. Leadership analyzes performance metrics monthly, and shares best practices across facilities to promote quality and safety, including outcomes measurement as primary initiatives in each organization.

The Behavioral Health Division's Admissions, Risk Management and Corporate Clinical teams' focus is on the quality of patient care at our locations to work towards meeting, if not exceeding, the expectations.

RISK MANAGEMENT MEASURES

Each Acute Care and Behavioral Health Division's Risk Management program is led by a Division Risk Management Director, who is supported by Senior and/or Regional Risk Managers and Facility Risk Managers. In addition, the Acute Care Division has a Medication Safety Risk Manager who focuses their efforts on safe medication use including analysis and oversight of the medication administration system. This comprehensive risk management program is also comprised of a dedicated Corporate Loss Control (Employee Injury) staff, Claims Management professionals, as well as an Environmental Risk and Emergency Management (EM) team.

UHS utilizes an Enterprise Risk Management (ERM) approach to mitigate loss and promote employee and patient safety. This approach comprises the traditional risk management model components of Risk Identification, Risk Analysis, Risk Control and Risk Financing as well as utilization of the ERM domains (i.e., Operational, Human Capital, Strategic, Clinical/Patient Safety, Financial, Legal/Regulatory, Technology and Hazard).

Each of these core components is supported by dedicated teams that utilize time-tested processes, procedures and/or tools, such as risk assessments, dashboards and data analytics to meet their core objectives. This may include the collecting, reporting and analysis of data against internal or nationally available benchmarks.

While prevention of patient safety events is core to our mission of providing safe, high-quality care, adverse events do occur. Risk identification tools include TJC's Sentinel Events Alerts, Root Cause Analysis and Failure Mode and Effects Analysis, as well as internal safety tools, such as patient safety event reports on adverse outcomes, adverse drug reactions, medication errors and patient concerns. Executive and Unit Safety rounding and patient safety surveys are also instruments used for early detection of potential adverse or unexpected patient outcomes and hazards.

To meet the Patient Safety Risk objectives, loss prevention and control methods are in place to assess high-risk clinical areas, such as new service lines. Patient Safety Newsletters, Safety Watches and Clinical Risk Alerts, as well as evaluation of the facility risk management programs, are conducted regularly with processes and procedures adapted as needed.

Our Claims process offers a systematic approach to reducing financial loss and negative community image in cases where preventative measures may have failed and an injury or other negative outcome occurs.

Decisions that affect the financial sustainability of the organization, access to capital or external financial ratings through business relationships or the timing and recognition of revenue and expenses comprise the financial focus for risk management. To ensure financial stability and solvency, risk transferring techniques are analyzed, evaluated and implemented.

During 2022, the Incident Command team responded to several emergencies due to extreme weather. In late September, when Hurricane Ian, a destructive Category 4 Atlantic hurricane was approaching, the team was activated, and our emergency preparedness protocols and processes were put into place. In the end, patients and staff of just one facility needed to be evacuated to other UHS facilities, while the remaining 26 facilities in the affected area were returned to regular operation within 24-48 hours.



"UHS hospitals have protocols and procedures in place to best manage emergencies and security-related events. Using the most current industry best practices and partnering with local first responders, our facilities conduct drills and test our emergency and safety protocols to ensure teams are as prepared as possible."

JOAN F. HESS, CHEP
CORPORATE DIRECTOR
ENVIRONMENTAL RISK
AND EMERGENCY
MANAGEMENT



Patient Safety Organizations

The Acute Care and Behavioral Health Divisions each have their own Patient Safety Organization (PSO) to govern their respective risk management process. These PSOs, which are registered with the federal government under the Agency for Healthcare Research and Quality, voluntarily report and analyze data to help facilities identify opportunities to mitigate risk, reduce patient harm and improve quality of care.

The Acute Care Division's Corporate Patient Safety Council identifies its patient safety priorities for the year. At the local level, each facility has a Patient Safety Council that meets monthly to analyze patient safety data to ensure the appropriate processes are in place to prevent patient, employee and visitor harm and monitor the effectiveness of the process improvements put in place.

The Behavioral Health Division also has a Corporate Patient Safety Council that is chaired by the Division's Chief Clinical Officer and is a multidisciplinary Committee comprised of key leaders and representatives from Plant Operations, Nursing, Medical, Loss Control and Risk Management. This Committee performs a robust analysis conducted on all relevant data for trends and follow-up action.

Updates on PSO initiatives from both Divisions are reported to the Board of Director's Quality and Compliance Committee every quarter.

Employee Safety Program Support Measures

During 2022, the Environmental Risk and Emergency Management (EM) Team continued to diligently identify, analyze and implement risk avoidance measures to ensure a safe and secure working environment for staff, including increasing the number of trainings, consultations and resources provided since the previous year.

In 2022, 43 Behavioral Health facilities, 17 Acute Care hospitals and two physician practice locations received specific training on various EM programs, based on their individual interest or need. Additionally, employees from our 14 facilities in Pa., N.J. and Del. as well as our Corporate Office attended a one-day Behavioral Health Cluster Training session to discuss key EM programs, such as Sprinkler Discharge and Water Management, as well as Hazard Vulnerability Assessment and Response Plans.

The EM team has virtual trainings, playbooks and toolkits readily available at a secure, online location for all facilities to access at any time.

Employee Safety Council Initiatives

The UHS Employee Safety Council, chaired by the Corporate Director of Environmental Risk and Emergency Management, is committed to workplace safety and remains keenly focused on developing training programs.

During 2022, the Council's Staff Safety subcommittee, which is comprised of Clinical Services, Loss Control, Risk Management, Human Resources and Legal, implemented Staff Safety Initiatives that were focused on reducing clinical injury rates in our Behavioral Health facilities.

In one six-month safety initiative, members from Clinical Services and Loss Control met regularly with the senior management teams of eight Behavioral Health facilities to share core strategies and tools that addressed patient aggression.

Similarly, the Acute Care Division has an ongoing focus on reducing employee injuries. During 2022, a work group met monthly with senior leadership teams from 51 UHS facilities, including Acute Care hospitals, freestanding emergency departments and physician practice locations. The group reviewed injuries (and their causes) and offered strategies that could be put in place to avoid recurrence. A measurement of the overall aggregate injury rate from these participating facilities shows that their low injury rate in January 2022 dropped even further by year-end 2022.

Workplace Violence Training

Workplace violence continues to be a heightened safety/security concern across all sectors of society, including the healthcare industry. As a company, one of our top priorities is to maintain a safe and secure working environment for employees. During 2022, a work group comprised of our Employee Safety Council, Legal, Loss Control, Risk Management, Human Resources and other subject matter experts reviewed existing Workplace Violence Prevention Plans to ensure facility plans meet new specific state and regulatory standards.

Also, during 2022, the EM team held an Armed Intruder/Active Assailant Education training for the Acute Care Division's senior leaders as well as Risk and Quality and Emergency Management Planners. In addition to this training, the team also developed a toolkit to provide facilities with best practices for preventing these types of incidents and for how to react should such an unfortunate event occur at their location. The toolkit houses resource materials related to this subject, such as videos, assessment tools and a playbook.



STAFF SAFETY = PATIENT SAFETY
UHS
PATIENT SAFETY = STAFF SAFETY
NEEDLE STICK INJURIES
Provide Time and Attention to the Task
ANTICIPATE Patient's Movements
ACTIVATE the Safety Device Immediately After Use
NEVER Recap a Needle
DISPOSE of Sharps in Appropriate Containers
NEVER Retrieve Anything from Sharps Containers
EXCHANGE Sharps Containers as Soon as Needed
SLOW DOWN
INTERACTIVE ACTIVITY
What precautions do you take to prevent needle sticks?

As a best practice, the team continues to provide monthly "Spotlight on Safety" posters to Acute Care and Behavioral Health facilities throughout the year. Topics included Environment of Care and Environmental Awareness, Employee Safety, Needlestick Prevention, Aggression Prevention/Consistent Milieus and Workplace Violence.

OUR EMPHASIS ON ETHICAL CONDUCT

The Board of Directors and senior management of UHS are committed to healthcare operations that are ethical and in compliance with all applicable laws and regulations.

UHS' Chief Compliance and Privacy Officer oversees the UHS Compliance Program and regularly reports on the Company's compliance program operations to the Quality and Compliance Committee of the Board of Directors and to the UHS Compliance Committee. The committees review reports and recommendations of the UHS Chief Compliance and Privacy Officer based upon data generated through the UHS Compliance Program operations.

UHS maintains a compliance program that includes appropriate policies and procedures consistent with legal and regulatory requirements, compliance education (including enterprise-wide compliance training of all new employees as part of the onboarding process), and its audit and monitoring and disclosure programs.

"Our UHS Code of Conduct outlines our expectations of those who work on behalf of UHS and supports a work environment that puts patient care first."

JIM PASSEY
VICE PRESIDENT,
CHIEF COMPLIANCE
AND PRIVACY OFFICER



We are committed to fostering a culture of accountability at all levels and encourage employees to report anything they believe could be noncompliant with our values. We prohibit retaliation for the good faith reporting of compliance concerns and offer the ability for individuals to anonymously elevate any concerns. Our commitment to fairness and integrity extends to everyone with whom we interact and do business.

Our Code of Conduct provides guidance on expectations for acceptable behavior for those who work on behalf of UHS. It is intended to promote honest and ethical conduct, deter wrongdoing, promote compliance with all applicable governmental laws, rules and regulations, and prompt internal reporting of violations and compliance concerns.

Our Compliance Manual serves as a resource of basic healthcare compliance standards and overview of the UHS Compliance Program. Further, our Code of Conduct outlines what is expected of employees in the workplace and references key policies and procedures. This set of values, rules, standards and principles serves as a guide defining how people should appropriately interact as ambassadors of our organization.



UHS operates a Compliance Hotline as part of our Code of Conduct. To report an ethical dilemma or potentially inappropriate or illegal conduct, individuals may call the Compliance Hotline (toll free at 1-800-852-3449) or use Internet-based reporting at www.uhs.alertline.com

Learn more: uhs.com/compliance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-10765

UNIVERSAL HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**23-2077891**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
UNIVERSAL CORPORATE CENTER	
367 South Gulph Road	
P.O. Box 61558	
King of Prussia, Pennsylvania	**19406-0958**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (610) 768-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, $0.01 par value	UHS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Class D Common Stock, $.01 par value
(Title of each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates at June 30, 2022 was $6.4 billion. (For the purpose of this calculation, it was assumed that Class A, Class C, and Class D Common Stock, which are not traded but are convertible share-for-share into Class B Common Stock, have the same market value as Class B Common Stock. Also, for purposes of this calculation only, all directors are deemed to be affiliates.)

The number of shares of the registrant's Class A Common Stock, $.01 par value, Class B Common Stock, $.01 par value, Class C Common Stock, $.01 par value, and Class D Common Stock, $.01 par value, outstanding as of January 31, 2023, were 6,577,100; 63,417,294; 661,688 and 14,170, respectively.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for our 2022 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2022 (incorporated by reference under Part III).

UNIVERSAL HEALTH SERVICES, INC.
2022 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K is for the year ended December 31, 2022. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the Securities and Exchange Commission (the "SEC") in the future will automatically update and supersede information contained in this Annual Report.

In this Annual Report, "we," "us," "our" "UHS" and the "Company" refer to Universal Health Services, Inc. and its subsidiaries. UHS is a registered trademark of UHS of Delaware, Inc., the management company for, and a wholly-owned subsidiary of Universal Health Services, Inc. Universal Health Services, Inc. is a holding company and operates through its subsidiaries including its management company, UHS of Delaware, Inc. All healthcare and management operations are conducted by subsidiaries of Universal Health Services, Inc. To the extent any reference to "UHS" or "UHS facilities" in this report including letters, narratives or other forms contained herein relates to our healthcare or management operations it is referring to Universal Health Services, Inc.'s subsidiaries including UHS of Delaware, Inc. Further, the terms "we," "us," "our" or the "Company" in such context similarly refer to the operations of Universal Health Services Inc.'s subsidiaries including UHS of Delaware, Inc. Any reference to employees or employment contained herein refers to employment with or employees of the subsidiaries of Universal Health Services, Inc. including UHS of Delaware, Inc.

ITEM 1. *Business*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals and outpatient facilities and behavioral health care facilities.

As of February 27, 2023, we owned and/or operated 359 inpatient facilities and 39 outpatient and other facilities including the following located in 39 states, Washington, D.C., the United Kingdom and Puerto Rico:

Acute care facilities located in the U.S.:

- 28 inpatient acute care hospitals;
- 21 free-standing emergency departments, and;
- 7 outpatient centers & 1 surgical hospital.

Behavioral health care facilities (331 inpatient facilities and 10 outpatient facilities):

Located in the U.S.:

- 185 inpatient behavioral health care facilities, and;
- 8 outpatient behavioral health care facilities.

Located in the U.K.:

- 143 inpatient behavioral health care facilities, and;
- 2 outpatient behavioral health care facilities.

Located in Puerto Rico:

- 3 inpatient behavioral health care facilities.

Net revenues from our acute care hospitals, outpatient facilities and commercial health insurer accounted for 57% of our consolidated net revenues during 2022 and 56% during 2021. Net revenues from our behavioral health care facilities and commercial health insurer accounted for 43% of our consolidated net revenues during 2022 and 44% during 2021.

Our behavioral health care facilities located in the U.K. generated net revenues of approximately $685 million in 2022 and $688 million in 2021. Total assets at our U.K. behavioral health care facilities were approximately $1.235 billion as of December 31, 2022 and $1.351 billion as of December 31, 2021.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Available Information

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

Our website is located at www.uhs.com. Copies of our annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available free of charge on our website. Our filings are also available to the public at the website maintained by the SEC, www.sec.gov. The information posted on our website is not incorporated into this Annual Report. Our Board of Directors' committee charters (Audit Committee, Compensation Committee, Nominating & Governance Committee and Quality and Compliance Committee), Code of Business Conduct and Corporate Standards applicable to all employees, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and our Code of Conduct, Corporate Compliance Manual and Compliance Policies and Procedures are available free of charge on our website. Copies of such reports and charters are available in print to any stockholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting this information on our website.

In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our CEO's certification to the New York Stock Exchange in 2022. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K, are our CEO's and CFO's certifications regarding the quality of our public disclosures under Section 302 of the Sarbanes-Oxley Act of 2002.

Our Mission

Our company mission is:

To provide superior quality healthcare services that

PATIENTS recommend to families and friends,

PHYSICIANS prefer for their patients,

PURCHASERS select for their clients,

EMPLOYEES are proud of, and

INVESTORS seek for long-term returns.

To achieve this, we have a commitment to:

- service excellence
- continuous improvement in measurable ways
- employee development
- ethical and fair treatment of all
- teamwork
- compassion
- innovation in service delivery

Business Strategy

We believe community-based hospitals will remain the focal point of the healthcare delivery network and we are committed to a philosophy of self-determination for both the company and our hospitals.

Acquisition of Additional Hospitals. We selectively seek opportunities to expand our base of operations by acquiring, constructing or leasing additional hospital facilities. We are committed to a program of rational growth around our core businesses, while retaining the missions of the hospitals we manage and the communities we serve. Such expansion may provide us with access to new markets and new healthcare delivery capabilities. We also continue to examine our facilities and consider divestiture of those facilities that we believe do not have the potential to contribute to our growth or operating strategy. In recent years our behavioral health services segment has been focused on efforts to partner with non-UHS acute care hospitals to help operate their behavioral health services. These arrangements include hospital purchases, leased beds and joint venture operating agreements.

Improvement of Operations of Existing Hospitals and Services. We also seek to increase the operating revenues and profitability of owned hospitals by the introduction of new services, improvement of existing services, physician recruitment and the application of financial and operational controls.

We are involved in continual development activities for the benefit of our existing facilities. From time-to-time applications are filed with state health planning agencies to add new services in existing hospitals in states which require certificates of need, or CONs. Although we expect that some of these applications will result in the addition of new facilities or services to our operations, no assurances can be made for ultimate success by us in these efforts.

Quality and Efficiency of Services. Pressures to contain healthcare costs and technological developments allowing more procedures to be performed on an outpatient basis have led payers to demand a shift to ambulatory or outpatient care wherever possible. We are responding to this trend by emphasizing the expansion of outpatient services. In addition, in response to cost containment pressures, we continue to implement programs at our facilities designed to improve financial performance and efficiency while continuing to provide quality care, including more efficient use of professional and paraprofessional staff, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures. In addition, we will continue to emphasize innovation in our response to the rapid changes in regulatory trends and market conditions while fulfilling our commitment to patients, physicians, employees, communities and our stockholders.

In addition, our aggressive recruiting of highly qualified physicians and developing provider networks help to establish our facilities as an important source of quality healthcare in their respective communities.

Hospital Utilization

We believe that the most important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include general and local economic conditions, market penetration of managed care programs, the degree of outpatient use, the availability of reimbursement programs such as Medicare and Medicaid, and demographic changes such as the growth in local populations. Utilization across the industry also is being affected by improvements in clinical practice, medical technology and pharmacology. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payers. We are also unable to predict the extent to which these industry trends will continue or accelerate. In addition, our acute care services business is typically subject to certain seasonal fluctuations, such as higher patient volumes and net patient service revenues in the first and fourth quarters of the year.

Sources of Revenue

We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue* for additional disclosure. Other information related to our revenues, income and other operating information for each reporting segment of our business is provided in Note 12 to our Consolidated Financial Statements, *Segment Reporting.*

Regulation and Other Factors

Overview: The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal or state health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to additional governmental inquiries or actions, or that we would not be faced with sanctions, fines or penalties if so subjected. Even if we were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse impact on us.

Licensing, Certification and Accreditation: All of our U.S. hospitals are subject to compliance with various federal, state and local statutes and regulations in the U.S. and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must also comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our facilities in the United Kingdom are also subject to various laws and regulations.

All of our eligible hospitals have been accredited by The Joint Commission. All of our acute care hospitals and most of our behavioral health centers in the U.S. are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.

If any of our facilities were to lose its Joint Commission accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility may be unable to receive reimbursement from the Medicare and Medicaid programs and other payers. We believe our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Certificates of Need: Many of the states in which we operate hospitals have enacted certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license, which could harm our business. In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Conversion Legislation: Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over these transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

Utilization Review: Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group ("DRG") classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to the Department of Health and Human Services ("HHS") that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. We have contracted with PROs in each state where we do business to perform the required reviews.

Audits: Most hospitals are subject to federal audits to validate the accuracy of Medicare and Medicaid program submitted claims. If these audits identify overpayments, we could be required to pay a substantial rebate of prior years' payments subject to various administrative appeal rights. The federal government contracts with third-party "recovery audit contractors" ("RACs") and "Medicaid integrity contractors" ("MICs"), on a contingent fee basis, to audit the propriety of payments to Medicare and Medicaid providers. Similarly, Medicare zone program integrity contractors ("ZPICs") target claims for potential fraud and abuse. Additionally, Medicare administrative contractors ("MACs") must ensure they pay the right amount for covered and correctly coded services rendered to eligible beneficiaries by legitimate providers. The Centers for Medicare and Medicaid Services ("CMS") consolidated many of these Medicare and Medicaid program integrity functions into new unified program integrity contractors ("UPICs"), though it remains unclear what effect, if any, this consolidation may have. We have undergone claims audits related to our receipt of federal healthcare payments during the last three years, the results of which have not required material adjustments to our consolidated results of operations. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations also provide for withholding Medicare and Medicaid overpayments in certain circumstances, which could adversely affect our cash flow.

Self-Referral and Anti-Kickback Legislation

The Stark Law: The Social Security Act includes a provision commonly known as the "Stark Law." This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception is met. These types of referrals are known as "self-referrals." Sanctions for violating the Stark Law include civil penalties up to $27,750 for each violation, and up to $185,009 for sham arrangements. There are a number of exceptions to the self-referral prohibition, including an exception for a physician's ownership interest in an entire hospital as opposed to an ownership interest in a hospital department unit, service or subpart. However, federal laws and regulations now limit the ability of hospitals relying on this exception to expand aggregate physician ownership interest or to expand certain hospital facilities. This regulation also places a number of compliance requirements on physician-owned hospitals related to reporting of ownership interest. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements. CMS issued a final rule in 2020 that created a new Stark exception for value-based models. Although the final regulations provide exceptions to the Stark Law, there may remain regulatory risks for participating hospitals, as well as financial and operational risks.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Anti-kickback Statute: A provision of the Social Security Act known as the "anti-kickback statute" prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering, recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program. However, changes to the anti-kickback statute have reduced the intent required for violation; one is no longer required to have actual knowledge or specific intent to commit a violation of the anti-kickback statute in order to be found in violation of such law.

The anti-kickback statute contains certain exceptions, and the Office of the Inspector General of the Department of Health and Human Services ("OIG") has issued regulations that provide for "safe harbors," from the federal anti-kickback statute for various activities. These activities, which must meet certain requirements, include (but are not limited to) the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, donation of technology for electronic health records and referral agreements for specialty services. In 2020, the OIG issued a final rule that established an anti-kickback statute safe harbor for value based models. Although the final regulations provide safe harbors, there may remain regulatory risks for participating hospitals, as well as financial and operational risks. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine of up to $100,000 for each violation or imprisonment, however, under 18 U.S.C. Section 3571, this fine may be increased to $250,000 for individuals and $500,000 for organizations. Civil money penalties may include fines of up to $112,131 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in Medicare and Medicaid.

Similar State Laws: Many of the states in which we operate have adopted laws that prohibit payments to physicians in exchange for referrals similar to the anti-kickback statute and the Stark Law, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes. However, in most cases, little precedent exists for the interpretation or enforcement of these state laws.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see Item 3. Legal Proceedings), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Similar State Regulations: A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government's behalf under the False Claims Act's qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

When a defendant is determined by a court of law to have violated the False Claims Act, the defendant may be liable for up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $13,508 to $27,018 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act of 2009 ("FERA") amended and expanded the number of actions for which liability may attach under the False Claims Act, eliminating requirements that false claims be presented to federal officials or directly involve federal funds. FERA also clarifies that a false claim violation occurs upon the knowing retention, as well as the receipt, of overpayments. In addition, recent changes to the anti-kickback statute have made violations of that law punishable under the civil False Claims Act. Further, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court. The False Claims Act require that federal healthcare program overpayments be returned within 60 days from the date the overpayment was identified, or by the date any corresponding cost report was due, whichever is later. Failure to return an overpayment within this period may result in additional civil False Claims Act liability.

Other Fraud and Abuse Provisions: The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Further, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

HIPAA Administrative Simplification and Privacy Requirements: The administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

We believe that we are in material compliance with the privacy regulations of HIPAA, as we continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. HITECH has since strengthened certain HIPAA rules regarding the use and disclosure of protected health information, extended certain HIPAA provisions to business associates, and created new security breach notification requirements. HITECH has also extended the ability to impose civil money penalties on providers not knowing that a HIPAA violation has occurred. We believe that we have been in substantial compliance with HIPAA and HITECH requirements to date. Recent changes to the HIPAA regulations may result in greater compliance requirements for healthcare providers, including expanded obligations to report breaches of unsecured patient data, as well as create new liabilities for the actions of parties acting as business associates on our behalf.

Red Flags Rule: In addition, the Federal Trade Commission ("FTC") Red Flags Rule requires financial institutions and businesses maintaining accounts to address the risk of identity theft. The Red Flag Program Clarification Act of 2010, signed on December 18, 2010, appears to exclude certain healthcare providers from the Red Flags Rule, but permits the FTC or relevant agencies to designate additional creditors subject to the Red Flags Rule through future rulemaking if the agencies determine that the person in question maintains accounts subject to foreseeable risk of identity theft. Compliance with any such future rulemaking may require additional expenditures in the future.

Patient Safety and Quality Improvement Act of 2005: On July 29, 2005, the Patient Safety and Quality Improvement Act of 2005 was enacted, which has the goal of reducing medical errors and increasing patient safety. This legislation establishes a confidential reporting structure in which providers can voluntarily report "Patient Safety Work Product" ("PSWP") to "Patient Safety Organizations" ("PSOs"). Under the system, PSWP is made privileged, confidential and legally protected from disclosure. PSWP does not include medical, discharge or billing records or any other original patient or provider records but does include information gathered specifically in connection with the reporting of medical errors and improving patient safety. This legislation does not preempt state or federal mandatory disclosure laws concerning information that does not constitute PSWP. PSOs are certified by the Secretary of the HHS for three-year periods and analyze PSWP, provide feedback to providers and may report non-identifiable PSWP to a database. In addition, PSOs are expected to generate patient safety improvement strategies.

Environmental Regulations: Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Infectious waste generators, including hospitals, face substantial penalties for improper disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. In addition, our operations, as well as our purchases and sales of facilities are subject to various other environmental laws, rules and regulations. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

Corporate Practice of Medicine: Several states, including Florida, Nevada, California and Texas, have laws and/or regulations that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes and/or regulations vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect these state corporate practice of medicine proscriptions to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements.

EMTALA: All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law generally requires hospitals with an emergency department that are certified providers under Medicare to conduct a medical screening examination of every person who visits the hospital's emergency room for treatment and, if the patient is suffering from a medical emergency, to either stabilize the patient's condition or transfer the patient to a facility that can better handle the condition. Our obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition to any liabilities that a hospital may incur under EMTALA, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against the hospital unrelated to the rights granted under that statute.

The federal government broadly interprets EMTALA to cover situations in which patients do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services; however, CMS has sought industry comments on the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively. CMS has not yet issued regulations or guidance in response to that request for comments. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe that we operate in substantial compliance with EMTALA.

Health Care Industry Investigations: We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various government investigations and litigation. Please see *Item 3. Legal Proceedings* included herein for additional disclosure. In addition, currently, and from time to time, some of our facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigations. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with these matters could have a material adverse effect on our future operating results.

Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. It is possible that governmental entities could initiate additional investigations or litigation in the future and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and/or managers could be included as targets or witnesses in governmental investigations or litigation and/or named as defendants in private litigation.

Revenue Rulings 98-15 and 2004-51: In March 1998 and May 2004, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax rulings, the IRS has proposed, and may in the future propose, to revoke the tax-exempt or public charity status of certain not-for-profit entities which participate in such joint ventures or to treat joint venture income as unrelated business taxable income to them. The tax rulings have limited development of joint ventures and any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could further limit joint venture development with not-for-profit hospitals, and/or require the restructuring of certain existing joint ventures with not-for-profits.

State Rate Review: Some states where we operate hospitals have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, state rate reviews and indigent tax provisions have not materially, adversely affected our results of operations.

Medical Malpractice Tort Law Reform: Medical malpractice tort law has historically been maintained at the state level. All states have laws governing medical liability lawsuits. Over half of the states have limits on damages awards. Almost all states have eliminated joint and several liability in malpractice lawsuits, and many states have established limits on attorney fees. Many states had bills introduced in their legislative sessions to address medical malpractice tort reform. Proposed solutions include enacting limits on non-economic damages, malpractice insurance reform, and gathering lawsuit claims data from malpractice insurance companies and the courts for the purpose of assessing the connection between malpractice settlements and premium rates. Reform legislation has also been proposed, but not adopted, at the federal level that could preempt additional state legislation in this area.

Compliance Program: Our company-wide compliance program has been in place since 1998. Currently, the program's elements include a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws and emergency department treatment and transfer requirements are also the focus of policy and training, standardized documentation requirements, and review and audit.

United Kingdom Regulation: Our operations in the United Kingdom are also subject to a high level of regulation relating to registration and licensing requirements, employee regulation, clinical standards, environmental rules as well as other areas. We are also subject to a highly regulated business environment, and failure to comply with the various laws and regulations applicable to us could lead to substantial penalties and other adverse effects on our business.

Human Capital Management

Employees and Medical Staff

As of December 31, 2022, we had approximately 93,800 total employees consisting of: (i) approximately 82,300 employees located in the U.S., of which approximately 59,700 were employed full-time, and; (ii) approximately 11,500 employees located in the U.K. Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. In a number of our markets, physicians may have admitting privileges at other hospitals in addition to ours. Within our acute care division, approximately 370 physicians are employed by physician practice management subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. In addition, within our behavioral health division, approximately 490 psychiatrists are employed by subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Each of our hospitals is managed on a day-to-day basis by a managing director employed by a subsidiary of ours. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital. We believe that our relations with our employees are satisfactory.

Labor Relations

Approximately 825 of our employees at four of our hospitals are unionized. At Valley Hospital Medical Center, housekeeping and dietary employees are represented by the Culinary Workers Union, Local 226, and engineers are represented by the International Union of Operating Engineers. At Desert Springs Hospital, which is scheduled to discontinue all inpatient operations by March of 2023, engineers are represented by the International Union of Operating Engineers and registered nurses are represented by the Service Employees International Union ("SEIU"). At HRI Hospital in Boston, registered nurses, licensed practical nurses, certain technicians and some clerical employees are represented by the SEIU. At Brooke Glen Behavioral Hospital, unionized employees are represented by the Teamsters, and registered nurses are represented by the Northwestern Nurses Association/Pennsylvania Association of Staff Nurses and Allied Professionals.

Culture and Work Environment

During orientation, newly hired employees learn our mission, vision, principles and values, key policies and procedures, a summary of the various benefits and resources available, and perhaps most notably, an overview of our founding principle, Service Excellence. Learning key attributes of our Service Excellence standards, which include continuous improvement, employee development, ethical and fair treatment of all, teamwork, compassion and innovation in service delivery, provides newly hired employees a thorough understanding of our company culture. Other components of our Service Excellence standards, which include treating everyone as a guest, demonstrating professionalism and excellence and practicing teamwork, are shared to help guide the desired approach to day-to-day activities.

Service Excellence Facilitator Certification Workshops are available for facility employees identified by their leadership for consistently upholding and demonstrating our Service Excellence standards. Certified facilitators foster the Service Excellence culture and deliver training at their facilities.

During 2022, we strengthened our recruitment efforts, improved the overall hiring and onboarding experience, expanded the training resources employees need to do their jobs effectively and safely, facilitated more teamwork and collaboration, addressed burnout, expanded mentorship and increased employee engagement.

Ethical Standards

Each member of our Board of Directors and senior management is committed to healthcare operations that are ethical and in compliance with all applicable laws and regulations.

We are committed to fostering a culture of accountability at all levels and encourage our employees to report anything they believe could be noncompliant with our values. We prohibit retaliation for the good faith reporting of compliance concerns and offer the ability for individuals to anonymously elevate any concerns. Our commitment to fairness and integrity extends to everyone with whom we interact and do business.

Health and Safety

Policies and training programs to encourage work safety are a major focus in our organization. Leading into 2022, we launched a new employee assistance program which has provided a superior level of service to all our employees and members of their households. They also provided support on site at any of our hospitals. We have continuous training on workplace safety and launched a "We Care" program guide to ensure our hospitals support employees in a detailed way in the event of an employee injury.

Employee Development

In keeping with our culture of continuous improvement, training opportunities are available for all employees, regardless of level or status. These include formal instructor-led, in-person or virtual training, informal mentoring or networking opportunities or self-administered online courses.

Training programs are designed to assist with personal and skill development, career advancement and succession planning. In addition to mandatory training that focus on keeping employees mindful and informed of key policies and skill sets, many are voluntary. All training is tailored to include potential Americans with Disabilities Act accommodations.

Across the company, we offer educational and work opportunities, including internships, externships and clinical field placement opportunities.

We also offer financial assistance programs, such as tuition reimbursement, to support employees participating in degree or certification programs.

Equal Employment Opportunity

We are committed to the principle of Equal Employment Opportunity ("EEO") for all employees and applicants. As an EEO Employer, we support and are fully committed to recruitment, selection, placement, promotion and compensation of all individuals without regard to race, color, religion, age, sex (including pregnancy, gender identity, and sexual orientation), genetic information, national origin, disability status, protected veteran status or any other characteristic protected by federal, state or local laws.

Diversity and Inclusion

We value each member of our team and are committed to treating everyone with dignity and respect. Our commitment to diversity, equality and inclusion includes regularly monitoring employment practices to ensure equity, regardless of an employee's gender, race or ethnicity and championing for inclusive behaviors through leadership example, policies and procedures, training and special events.

Employee Assistance

We continue to support the overall health and financial well-being of our employees across the extensive programs and benefit plans that we offer. In 2022, we continued to expand the UHS Resource Guide which provides details on access to the benefits, resources and support tools available to employees throughout our organization.

In 2022, the UHS Foundation continued to support employees and their families who suffered losses due to natural disasters across the country, including fires in Boulder, Colorado, Hurricane Ida, Hurricane Ian, and the storms that impacted Kentucky.

Competition

The health care industry is highly competitive. In recent years, competition among healthcare providers for patients has intensified in the United States due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures and a shift toward outpatient treatment. In all of the geographical areas in which we operate, there are other facilities that provide services comparable to those offered by our facilities. In addition, some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. Certain hospitals that are located in the areas served by our facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical also increases competition for us. In addition, some of our hospitals face competition from hospitals or surgery centers that are physician owned.

The number and quality of the physicians on a hospital's staff are important factors in determining a hospital's success and competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. We believe that physicians refer patients to a hospital primarily on the basis of the patient's needs, the quality of other physicians on the medical staff, the location of the hospital and the breadth and scope of services offered at the hospital's facilities. We strive to retain and attract qualified doctors by maintaining high ethical and professional standards and providing adequate support personnel, technologically advanced equipment and facilities that meet the needs of those physicians.

In addition, we depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other health care professionals. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. Our acute care and behavioral health care facilities are experiencing the effects of a nationwide staffing shortage, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may be required to limit the healthcare services provided in these markets which would have a corresponding adverse effect on our net operating revenues.

Many states in which we operate hospitals have CON laws. The application process for approval of additional covered services, new facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states. In those states that do not have CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See "Regulation and Other Factors."

Our ability to negotiate favorable service contracts with purchasers of group health care services also affects our competitive position and significantly affects the revenues and operating results of our hospitals. Managed care plans attempt to direct and control the use of hospital services and to demand that we accept lower rates of payment. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. In return, hospitals secure commitments for a larger number of potential patients. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

A key element of our growth strategy is expansion through the acquisition of additional hospitals in select markets. The competition to acquire hospitals is significant. We compete for acquisitions with other for-profit health care companies, private equity and venture capital firms, as well as not-for-profit entities. Some of our competitors have greater resources than we do. We intend to selectively seek opportunities to expand our base of operations by adhering to our disciplined program of rational growth, but may not be successful in accomplishing acquisitions on favorable terms.

Relationship with Universal Health Realty Income Trust

At December 31, 2022, we held approximately 5.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, which is scheduled to expire on December 31st of each year, pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. The advisory agreement was renewed by the Trust for 2023 at the same rate in place for 2022, 2021 and 2020, providing for an advisory computation at 0.70% of the Trust's average invested real estate assets. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $5.1 million during 2022, $4.4 million during 2021 and $4.1 million during 2020.

In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting.

Our pre-tax share of income from the Trust was $1.2 million during 2022, $6.2 million during 2021 and $1.1 million during 2020 , which are included in other income, net, on the accompanying consolidated statements of income for each year. We received dividends from the Trust amounting to $2.2 million during each of 2022, 2021 and 2020. Included in our share of the Trust's income during 2021 was approximately $5.0 million related to our share of gains on various transactions recorded by the Trust, including an asset purchase and sale transaction between the Trust and UHS, as discussed below.

The carrying value of our investment in the Trust was $8.4 million and $9.4 million at December 31, 2022 and 2021, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $37.6 million at December 31, 2022 and $46.8 million at December 31, 2021, based on the closing price of the Trust's stock on the respective dates.

The Trust commenced operations in 1986 by purchasing certain hospital properties from us and immediately leasing the properties back to our respective subsidiaries. The base rents are paid monthly and the bonus rents, which as of January 1, 2022 are applicable only to McAllen Medical Center, are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with those subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

On December 31, 2021, we entered into an asset purchase and sale agreement with the Trust, which was amended during the first quarter of 2022, pursuant to the terms of which:

- a wholly-owned subsidiary of ours purchased from the Trust, the real estate assets of the Inland Valley Campus of Southwest Healthcare System located in Wildomar, California, at its fair market value of $79.6 million.

- two wholly-owned subsidiaries of ours transferred to the Trust, the real estate assets of the following properties:

    o Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes a 211-bed acute care hospital and a 62-bed behavioral health facility), at its fair-market value of approximately $57.7 million, and;

    o Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas, at its fair-market value of approximately $26.0 million.

- in connection with this transaction, since the fair-market value of Aiken and Canyon Creek, which totaled approximately $83.7 million in the aggregate, exceeded the $79.6 million fair-market value of the Inland Valley Campus of Southwest Healthcare System, we received approximately $4.1 million in cash from the Trust. This transaction generated a gain of approximately $68.4 million for the Trust, our share of which (approximately $4.0 million) is included in our consolidated statement of income for the year ended December 31, 2021.

Also on December 31, 2021, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases (with the Trust as lessor), as amended, for initial lease terms on each property of approximately twelve years, ending on December 31, 2033. Subject to the terms of the master lease, Aiken and Canyon Creek have the right to renew their leases, at the then current fair market rent (as defined in the master lease), for seven, five-year optional renewal terms. The aggregate annual rental during 2022 pursuant to the leases for these two facilities, amounted to approximately $5.7 million ($3.9 million related to Aiken and $1.8 million related to Canyon Creek). There is no bonus rental component applicable to either of these leases. On each January 1st through 2033, the annual rental will increase by 2.25% on a cumulative and compounded basis.

As a result of the purchase options within the lease agreements for Aiken and Canyon Creek, the asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP. We have accounted for the asset exchange and substitution transaction with the Trust as a financing arrangement and, since we did not derecognize the real property related to Aiken and Canyon Creek, we will continue to depreciate the assets. Our Consolidated Balance Sheet as of December 31, 2022 and 2021 reflects a financial liability of $80.9 million and $82.4 million, respectively, which is included in debt, for the fair value of real estate assets that we exchanged as part of the transaction. Our monthly lease payments payable to the Trust will be recorded to interest expense and as a reduction to the outstanding financial liability. The amount allocated to interest expense is determined using our incremental borrowing rate and is based on the outstanding financial liability.

The total aggregate rental for leases on the four wholly-owned hospital facilities with the Trust (excluding Clive Behavioral Health Hospital which is discussed below) was approximately $20.2 million during 2022. Total aggregate rent expense under the operating leases on three hospital facilities with the Trust (McAllen Medical Center, Wellington Regional Medical Center and Inland Valley Campus of Southwest Healthcare System) was $17.7 million and $17.1 million during 2021 and 2020, respectively.

Pursuant to the Master Leases by certain subsidiaries of ours and the Trust as described in the table below, dated 1986 and 2021 ("the Master Leases") which govern the leases of McAllen Medical Center and Wellington Regional Medical Center (each of which is governed by the Master Lease dated 1986), and Aiken Regional Medical Center and Canyon Creek Behavioral Health (each of which is governed by the Master Lease dated 2021), we have the option to renew the leases at the lease terms described above and below by providing notice to the Trust at least 90 days prior to the termination of the then current term. We also have the right to purchase the respective leased hospitals at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the lease in the event that we provide notice to the Trust of our intent to offer a substitution property/properties in exchange for one (or more) of the hospital properties leased from the Trust should we be unable to reach an agreement with the Trust on the properties to be substituted. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, we are the managing, majority member in a joint venture with an unrelated third-party that operates Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. The real property of this facility, which was completed and opened in late, 2020, is also leased from the Trust (annual rental of approximately $2.6 million and $2.5 million during 2022 and 2021, respectively) pursuant to the lease terms as provided in the table below. In connection with the lease on this facility, the joint venture has the right to purchase the leased facility from the Trust at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below provides certain details for each of the hospitals leased from the Trust as of January 1, 2023:

Hospital Name	Annual Minimum Rent	End of Lease Term	Renewal Term (years)	
McAllen Medical Center	$ 5,485,000	December, 2026	5	(a)
Wellington Regional Medical Center	$ 6,477,000	December, 2026	5	(b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$ 3,982,000	December, 2033	35	(c)
Canyon Creek Behavioral Health	$ 1,800,000	December, 2033	35	(c)
Clive Behavioral Health Hospital	$ 2,701,000	December, 2040	50	(d)

(a) We have one 5-year renewal option at existing lease rates (through 2031).
(b) We have one 5-year renewal option at fair market value lease rates (through 2031). Upon the December 31, 2021 expiration of the lease on Wellington Regional Medical Center, a wholly-owned subsidiary of ours exercised its fair market value renewal option and renewed the lease for a 5-year term scheduled to expire on December 31, 2026. Effective January 1, 2022, the annual fair market value lease rate for this hospital is $6.3 million (there is no longer a bonus rental component of the lease payment). On each January 1st through 2026, the annual rent will increase by 2.50% on a cumulative and compounded basis.
(c) We have seven 5-year renewal options at fair market value lease rates (2034 through 2068). On each January 1st through 2033, the annual rent will increase by 2.25% on a cumulative and compounded basis.
(d) This facility is operated by a joint venture in which we are the managing, majority member and an unrelated third-party holds a minority ownership interest. The joint venture has three, 10-year renewal options at computed lease rates as stipulated in the

lease (2041 through 2070) and two additional, 10-year renewal options at fair market values lease rates (2071 through 2090). In each January through 2040 (and potentially through 2070 if three, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In addition, certain of our subsidiaries are tenants in several medical office buildings ("MOBs") and two free-standing emergency departments owned by the Trust or by limited liability companies in which the Trust holds 95% to 100% of the ownership interest.

In January, 2022, the Trust commenced construction on a new 86,000 rentable square feet multi-tenant MOB that is located on the campus of Northern Nevada Sierra Medical Center in Reno, Nevada. Northern Nevada Sierra Medical Center, a 158-bed newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, was completed and opened in the April, 2022. In connection with this MOB, which is expected to be completed and opened during the first quarter of 2023, a ground lease and a master flex lease was executed between a wholly-owned subsidiary of ours and the Trust, pursuant to the terms of which our subsidiary will master lease approximately 68% of the rentable square feet of the MOB at an initial minimum rent of $1.3 million annually. The master flex lease could be reduced during the term if certain conditions are met.

Executive Officers of the Registrant

The executive officers, whose terms will expire at such time as their successors are elected, are as follows:

Name and Age	Present Position with the Company
Marc D. Miller (52)	Chief Executive Officer, President and Director
Alan B. Miller (85)	Executive Chairman of the Board
Steve G. Filton (65)	Executive Vice President, Chief Financial Officer and Secretary
Matthew J. Peterson (53)	Executive Vice President, President of Behavioral Health Division
Edward H. Sim (51)	Executive Vice President, President of Acute Care Division

Mr. Marc D. Miller was appointed Chief Executive Officer and President effective January 1, 2021. He has served as President since May, 2009 and prior thereto served as Senior Vice President and co-head of our Acute Care Hospitals since 2007. He was elected a Director in May, 2006 and Vice President in 2005. He has served in various capacities related to our acute care division since 2000. He was elected to the Board of Trustees of Universal Health Realty Income Trust in December, 2008. In August, 2015, he was appointed to the Board of Directors of Premier, Inc., a publicly traded healthcare performance improvement alliance. See Note 9 to the Consolidated Financial Statements-*Relationship with Universal Health Realty Income Trust and Other Related Party Transactions* for additional disclosure regarding the Company's group purchasing organization agreement with Premier, Inc. Marc D. Miller is the son of Alan B. Miller, our Executive Chairman of the Board.

Mr. Alan B. Miller was appointed Executive Chairman of the Board effective January 1, 2021. He had been Chairman of the Board and Chief Executive Officer since the Company's inception and also served as President from inception until May, 2009. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc. He currently serves as Chairman of the Board, Chief Executive Officer and President of Universal Health Realty Income Trust. He is the father of Marc D. Miller, our Chief Executive Officer, President and Director.

Mr. Filton was elected Executive Vice President in 2017 and continues to serve as Chief Financial Officer since his appointment in 2003. He has also served as Secretary since 1999. He had served as Senior Vice President since 2003, as Vice President and Controller since 1991, and as Director of Corporate Accounting since 1985.

Mr. Peterson's employment with us commenced in September, 2019 as Executive Vice President and President of our Behavioral Health Division. He was formerly employed at UnitedHealth Group for 11 years serving in various capacities including Chief Operating Officer for OptumGovernment, a health services and technology company, as well as various other Senior Vice President/Vice President roles. In addition to his civilian business career, Mr. Peterson also serves in the Air National Guard ("ANG"), U.S. Airforce, and was recently promoted to Brigadier General. He has also served for over 25 years with the ANG as a Healthcare Executive/Medical Service Corps Officer and has held numerous leadership roles.

Mr. Sim's employment with us commenced in December, 2022 as Executive Vice President and President of our Acute Care Division. He was formerly employed as Chief Operating Officer at Centura Health, since 2017. Prior to joining Centura Health, Mr. Sim served in senior leadership roles of increasing responsibility for 11 years at Baptist Health.

ITEM 1A.   *Risk Factors*

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

Risks Related to Business Operations

A significant portion of our revenue is produced by facilities located in Texas, Nevada and California.

Texas: We own 7 inpatient acute care hospitals, 12 free-standing emergency departments and 21 inpatient behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 17% and 16% of our consolidated net revenues during 2022 and 2021, respectively. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 27% in 2022 and 13% in 2021, of our income from operations after net income attributable to noncontrolling interest.

Nevada: We own 10 inpatient acute care hospitals, 5 free-standing emergency departments, 1 acute outpatient center and 3 inpatient behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 17% and 18% of our consolidated net revenues during 2022 and 2021, respectively. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 14% in 2022 and 24% in 2021, of our income from operations after net income attributable to noncontrolling interest. Excluding the impact of the $57.6 million provision for asset impairment recorded during 2022, as discussed in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Provision for Asset Impairments,* after deducting an allocation for corporate overhead expense, these facilities generated 18% of our income from operations after net income attributable to noncontrolling interest during 2022.

California: We own 5 inpatient acute care hospitals, 2 acute outpatient centers, 8 inpatient behavioral healthcare facilities and 3 behavioral healthcare outpatient facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 11% of our consolidated net revenues during each of 2022 and 2021. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 15% in 2022 and 14% in 2021, of our income from operations after net income attributable to noncontrolling interest.

Our revenues and results of operations are significantly affected by payments received from the government and other third party payers.

We derive a significant portion of our revenue from third-party payers, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, deterioration in general economic conditions and the funding requirements from the federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. In addition, the vast majority of the net revenues generated at our behavioral health facilities located in the United Kingdom are derived from governmental payers. If the rates paid or the scope of services covered by governmental payers in the United States or United Kingdom are reduced, there could be a material adverse effect on our business, financial position and results of operations.

We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Illinois, Pennsylvania, Washington, D.C., Florida, Kentucky and Massachusetts. We also receive Medicaid disproportionate share hospital payments from certain states including, most significantly, Texas. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payers, including managed care organizations, significantly affects the revenues and operating results of our hospitals. Private payers, including managed care organizations, increasingly are demanding that we accept lower rates of payment.

We expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payers could have a material adverse effect on our financial position and our results of operations.

If we are not able to provide high quality medical care at a reasonable price, patients may choose to receive their health care from our competitors.

In recent years, the number of quality measures that hospitals are required to report publicly has increased. Centers for Medicare and Medicaid Services ("CMS") publishes performance data related to quality measures and data on patient satisfaction surveys that hospitals submit in connection with the Medicare program. Federal law provides for the future expansion of the number of quality measures that must be reported. Additionally, the Patient Protection and Affordable Care Act (the "Legislation") requires all hospitals to annually establish, update and make public a list of their standard charges for products and services. Also, the No Surprises Act, adopted as part of the Consolidated Appropriations Act, 2021 ("CAA"), creates additional price transparency requirements beginning January 1, 2022, including requiring providers to send health plans of insured patients and uninsured patients a good faith estimate of the expected charges and diagnostic codes prior to the scheduled date of the service or item. If any of our hospitals achieve poor results on the quality measures or patient satisfaction surveys (or results that are lower than our competitors) or if our standard charges are higher than our competitors, our patient volume could decline because patients may elect to use competing hospitals or other health care providers that have better metrics and pricing. This circumstance could harm our business and results of operations.

An increase in uninsured and underinsured patients in our acute care facilities or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. However, we also have substantial receivables due to us from certain state-based funding programs. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables, historical collection experience and assessment of probability of future collections. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payer mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Our hospitals face competition for patients from other hospitals and health care providers.

The healthcare industry is highly competitive, and competition among hospitals, and other healthcare providers for patients and physicians has intensified in recent years. In all of the geographical areas in which we operate, there are other facilities that provide services comparable to those offered by our facilities. Some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than we offer. The number of inpatient facilities, as well as outpatient surgical and diagnostic centers, many of which are fully or partially owned by physicians, in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in an increasingly competitive environment.

We also operate health care facilities in the United Kingdom where the National Health Service (the "NHS") is the principal provider of healthcare services. In addition to the NHS, we face competition in the United Kingdom from independent sector providers and other publicly funded entities for patients.

If our competitors are better able to attract patients, recruit physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

Our performance depends on our ability to recruit and retain quality physicians.

Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. As a result, the success and competitive advantage of our hospitals depends, in part, on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and our maintenance of good relations with those physicians. Physicians generally are not employees of our hospitals, and, in a number of our markets, physicians have admitting privileges at other hospitals in addition to our hospitals. They may terminate their affiliation with us at any time. If we are unable to maintain high ethical and professional standards, adequate support personnel and technologically advanced equipment and facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of physicians to practice in certain of the non-urban communities in which our hospitals are located. Our failure to recruit physicians to these communities or the loss of physicians in these communities could make it more difficult to attract patients to our hospitals and thereby may have a material adverse effect on our business, financial condition and results of operations.

Generally, the top ten attending physicians within each of our facilities represent a large share of our inpatient revenues and admissions. The loss of one or more of these physicians, even if temporary, could cause a material reduction in our revenues, which could take significant time to replace given the difficulty and cost associated with recruiting and retaining physicians.

If we do not continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets will be adversely affected.

The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to health care providers. To compete effectively, we must continually assess our equipment needs and upgrade when significant technological advances occur. If our facilities do not stay current with technological advances in the health care industry, patients may seek treatment from other providers and/or physicians may refer their patients to alternate sources, which could adversely affect our results of operations and harm our business.

Our performance depends on our ability to attract and retain qualified nurses and medical support staff and we face competition for staffing that may increase our labor costs and harm our results of operations.

We depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

The nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. In particular, like others in the healthcare industry, we continue to experience a shortage of nurses and other clinical staff and support personnel at our acute care and behavioral health care hospitals in many geographic areas, which shortage has been exacerbated by the COVID-19 pandemic. We are treating patients with COVID-19 in our facilities and, in some areas, the increased demand for care is putting a strain on our resources and staff, which has required us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. The length and extent of the disruptions caused by the COVID-19 pandemic are currently unknown; however, we expect such disruptions to continue for the foreseeable future. This staffing shortage may require us to further enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel or require us to hire expensive temporary personnel. To the extent we cannot maintain sufficient staffing levels at our hospitals, we may be required to limit the acute and behavioral health care services provided at certain of our hospitals which would have a corresponding adverse effect on our net revenues. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels which could adversely affect our net revenues to the extent we cannot meet those levels. If these states increase mandatory nurse-staffing ratios or additional states in which we operate adopt mandatory nurse-staffing ratios, such changes could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions in order to meet the required ratios.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

Increased labor union activity is another factor that could adversely affect our labor costs. Union organizing activities and certain potential changes in federal labor laws and regulations could increase the likelihood of employee unionization in the future, to the extent a greater portion of our employee base unionized, it is possible our labor costs could increase materially.

The failure of certain employers, or the closure of certain facilities, could have a disproportionate impact on our hospitals.

The economies in the communities in which our hospitals operate are often dependent on a small number of large employers. Those employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and other health care facilities for their care. The failure of one or more large employer or the closure or substantial reduction in the number of individuals employed at facilities located in or near the communities where our hospitals operate, could cause affected employees to move elsewhere to seek employment or lose insurance coverage that was otherwise available to them. The occurrence of these events could adversely affect our revenue and results of operations, thereby harming our business.

The trend toward value-based purchasing may negatively impact our revenues.

We believe that value-based purchasing initiatives of both governmental and private payers tying financial incentives to quality and efficiency of care will increasingly affect the results of operations of our hospitals and other healthcare facilities and may negatively impact our revenues if we are unable to meet expected quality standards. The Legislation contains a number of provisions intended to promote value-based purchasing in federal healthcare programs. Medicare now requires providers to report certain quality measures in order to receive full reimbursement increases for inpatient and outpatient procedures that were previously awarded automatically. In addition, hospitals that meet or exceed certain quality performance standards will receive increased reimbursement payments, and hospitals that have "excess readmissions" for specified conditions will receive reduced reimbursement. Furthermore, Medicare no longer pays hospitals additional amounts for the treatment of certain hospital-acquired conditions unless the conditions were present at admission. Beginning in federal fiscal year 2015, hospitals that rank in the worst 25% of all hospitals nationally for hospital acquired conditions in the previous year were subject to reduced Medicare reimbursements. The Legislation also prohibits the use of federal funds under the Medicaid program to reimburse providers for treating certain provider-preventable conditions.

There is a trend among private payers toward value-based purchasing of healthcare services, as well. Many large commercial payers require hospitals to report quality data, and several of these payers will not reimburse hospitals for certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues if we are unable to meet quality standards established by both governmental and private payers.

Controls designed to reduce inpatient services and increasing rates of "denials" may reduce our revenues.

Controls imposed by third-party payers designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payer-required preadmission authorization and utilization review and by payer pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. In addition, we have been experiencing increasing rates of denied claims ("denials") from managed care payers which have reduced our net revenues and increased our operating costs as we devote additional resources to enhanced documentation and collection efforts. Although we cannot predict the effect these factors will have on our operations, significant limits on the scope of services reimbursed, and reimbursements withheld due to denials, could have a material adverse effect on our business, financial position and results of operations.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our local hospital management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business. Effective January 1, 2021, Mr. Alan B. Miller, our Founder, Chairman and Chief Executive Officer stepped down as Chief Executive Officer and Mr. Marc D. Miller, our former President, was appointed and has been serving as our Chief Executive Officer. Mr. Alan B. Miller continues to serve in his current role as Executive Chairman of our Board of Directors in addition to retaining certain other management responsibilities within our Company.

Risks Related to the COVID-19 Pandemic

COVID-19 and other pandemics, epidemics, or public health threats may adversely affect our business, results of operations and financial condition.

The impact of the COVID-19 pandemic, which began during the second half of March, 2020, has had a material effect on our operations and financial results since that time. The length and extent of the disruptions caused by the COVID-19 pandemic are currently unknown; however, we expect such disruptions to continue into the future. Since the future volumes and severity of COVID-19 patients remain highly uncertain and subject to change, including potential increases in future COVID-19 patient volumes caused by new variants of the virus, as well as related pressures on staffing and wage rates, we are not able to fully quantify the impact that these factors will have on our future financial results. However, developments related to the COVID-19 pandemic could continue to materially affect our financial performance.

The healthcare industry is labor intensive and salaries, wages and benefits are subject to inflationary pressures, as are supplies expense and other operating expenses. Our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which, in certain circumstances, limit our ability to increase prices.

In addition, the nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. Like others in the healthcare industry, we continue to experience a shortage of nurses and other clinical staff and support personnel at our acute care and behavioral health care hospitals in many geographic areas. In some areas, the labor scarcity is putting a strain on our resources and staff, which has required us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. This staffing shortage has required us to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. At certain facilities, particularly within our behavioral health care segment, we have been unable to fill all vacant positions and, consequently, have been required to limit patient volumes. These factors, which had a material unfavorable impact on our results of operations during 2022, have been moderating to a certain degree but are expected to continue to have an unfavorable material impact on our results of operations for the foreseeable future.

The COVID-19 pandemic has led to a constrained supply environment which could result in higher cost to procure, and potential unavailability of, critical personal protection equipment, pharmaceuticals and medical supplies. Should a supply disruption result in the inability to obtain especially high margin drugs and compound components necessary for patient care, our consolidated financial statements could be negatively impacted.

In addition, CMS issued an Interim Final Rule ("IFR") effective November 5, 2021 mandating COVID-19 vaccinations for all applicable staff at all Medicare and Medicaid certified facilities. Under the IFR, facilities covered by this regulation must establish a policy ensuring all eligible staff have received the first dose of a two-dose COVID-19 vaccine or a one-dose COVID-19 vaccine prior to providing any care, treatment, or other services by December 5, 2021. All eligible staff must have received the necessary shots to be fully vaccinated – either two doses of Pfizer or Moderna or one dose of Johnson & Johnson – by January 4, 2022. The regulation also provides for exemptions based on recognized medical conditions or religious beliefs, observances, or practices. Under the IFR, facilities must develop a similar process or plan for permitting exemptions in alignment with federal law. If facilities fail to comply with the IFR by the deadlines established, they are subject to potential termination from the Medicare and Medicaid program for non-compliance. In addition, the Occupational Safety and Health Administration also issued an Emergency Temporary Standard ("ETS") requiring all businesses with 100 or more employees to be vaccinated by January 4, 2022. Pursuant to the ETS, those employees not vaccinated by that date will need to show a negative COVID-19 test weekly and wear a face mask in the workplace. Legal challenges to these rules ensued, and the U.S. Supreme Court upheld a stay of the ETS requirements but permitted the IFR vaccination requirements to go into effect pending additional litigation. CMS has indicated that hospitals in states not involved in the Supreme Court litigation are expected to be in compliance with IFR vaccination requirements consistent with the dates referenced above. Hospitals in states that were involved in the Supreme Court litigation were required to come into compliance with first dose requirements by February 13, 2022 and second dose requirements by March 15, 2022. Hospitals in Texas were required to come into compliance with the first dose requirements by February 19, 2022 and the second dose requirements by March 21, 2022. We cannot predict at this time the potential viability or impact of any such additional litigation. Implementation of these rules could have an impact on staffing at our facilities for those employees that are not vaccinated in accordance with IFR and ETS requirements, and associated loss of revenues and increased costs resulting from staffing issues could have a material adverse effect on our financial results.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on numerous factors and future developments, most of which are beyond our control or ability to predict. The ultimate impact of the COVID-19 pandemic, including the future volumes and severity of COVID-19 patients caused by new variants of the virus, as well as related pressures on staffing and wage rates and the strained supply environment, is highly uncertain and subject to change. We are not able to fully quantify the impact that these factors will have on our future financial results, but expect developments related to the COVID-19 pandemic to materially affect our financial performance for the foreseeable future. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts on our financial condition and our results of operations as a result of its macroeconomic impact, including any recession that has occurred or may occur in the future. If general economic conditions, including inflation, deteriorate or remain volatile or uncertain for an extended period of time, our liquidity and ability to repay our outstanding debt may be harmed and the trading price of our common stock could decline. These factors may affect the availability, terms or timing on which we may obtain any additional funding. There can be no assurance that we will be able to raise additional funds on terms acceptable to us, if at all.

Despite these measures, there have been waves of escalated COVID-19 cases at various times, including the third and fourth quarters of 2021 and continuing into the first quarter of 2022, in many states in the U.S., including many states in which we operate hospitals. Recently, COVID-19 vaccinations have begun to be administered and while we expect the administration of vaccines will assist in easing the number of COVID-19 patients, the pace at which this is likely to occur is very difficult to predict. The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on numerous factors and future developments, most of which are beyond our control or ability to predict. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We are not able to fully quantify the impact that these factors will have on our future financial results, but expect developments related to the COVID-19 pandemic to materially affect our financial performance for the foreseeable future. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts on our financial condition and our results of operations as a result of its macroeconomic impact, including any recession that has occurred or may occur in the future.

There is a high degree of uncertainty regarding the implementation and impact of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Paycheck Protection Program and Health Care Enhancement Act ("PPPHCE Act").

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), a stimulus package signed into law on March 27, 2020, authorizes $100 billion in grant funding to hospitals and other healthcare providers to be distributed through the Public Health and Social Services Emergency Fund (the "PHSSEF"). These funds are not required to be repaid provided the recipients attest to and comply with certain terms and conditions, including limitations on balance billing and not using PHSSEF funds to reimburse expenses or losses that other sources are obligated to reimburse. However, since the expenses and losses will be ultimately measured over the life of the COVID-19 pandemic, potential retrospective unfavorable adjustments in future periods, of funds recorded as revenues in prior periods, could occur. The U.S. Department of Health and Human Services ("HHS") initially distributed $30 billion of this funding based on each provider's share of total Medicare fee-for-service reimbursement in 2019. Subsequently, HHS distributed $50 billion in CARES Act funding (including the $30 billion already distributed) proportional to providers' share of 2018 net patient revenue. We have received payments from these initial distributions of the PHSSEF as disclosed herein. HHS has indicated that distributions of the remaining $50 billion will be targeted primarily to hospitals in COVID-19 high impact areas, to rural providers, safety net hospitals and certain Medicaid providers and to reimburse providers for COVID-19-related treatment of uninsured patients. We have received payments from these targeted distributions of the PHSSEF, as disclosed herein. The CARES Act also makes other forms of financial assistance available to healthcare providers, including through Medicare and Medicaid payment adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which makes available accelerated payments of Medicare funds in order to increase cash flow to providers. On April 26, 2020, CMS announced it was reevaluating and temporarily suspending the Accelerated and Advance Payment Program in light of the availability of the PHSSEF and the significant funds available through other programs. We have received accelerated payments under this program as disclosed herein.

The Paycheck Protection Program and Health Care Enhancement Act (the "PPPHCE Act"), a stimulus package signed into law on April 24, 2020, includes additional emergency appropriations for COVID-19 response, including $75 billion to be distributed to eligible providers through the PHSSEF. Recipients will not be required to repay the government for funds received, provided they comply with HHS-defined terms and conditions. A third phase of PHSSEF allocations was recently announced, under which $24.5 billion was made available for providers who previously received, rejected or accepted PHSSEF payments. Applicants that have not yet received PHSSEF payments of 2 percent of patient revenue will receive a payment that, when combined with prior payments (if any), equals 2 percent of patient care revenue. Providers that have already received payments of approximately 2 percent of annual revenue from patient care can submit more information and may be eligible for an additional payment. On December 27, 2020, the Consolidated Appropriations Act, 2021 ("CAA") was signed into law. The CAA appropriated an additional $3 billion to the PHSSEF, codified flexibility for providers to calculate lost revenues and permitted parent organizations to allocate PHSSEF targeted distributions to subsidiary organizations. The CAA also provides that not less than 85 percent of the unobligated PHSSEF amounts and any future funds recovered from health care providers should be used for additional distributions that consider financial losses and changes in operating expenses in the third or fourth quarters of 2020 and the first quarter of 2021 that are attributable to the coronavirus. The CAA provided additional funding for testing, contact tracing and vaccine administration. Providers receiving payments were required to sign terms and conditions regarding utilization of the payments. Any provider receiving funds in excess of $10,000 in the aggregate will be required to report data elements to HHS detailing utilization of the payments. Providers will report healthcare related expenses attributable to COVID-19 that have not been reimbursed by another source, which may include general and administrative or healthcare related operating expenses. Funds may also be applied to lost revenues, represented as a negative change in year-over-year net patient care operating income. All such fund payments must be expended by June 30, 2021.

HHS had adopted certain reimbursement policies and regulatory flexibilities favorable to providers during the Public Health Emergency ("PHE") declared in response to the COVID-19 pandemic. HHS has published guidance indicating its intent for the PHE to expire on May 11, 2023. The end of the PHE status will result in the conclusion of those policies over various designated timeframes. We cannot predict whether the loss of any such favorable conditions available to providers during the declared PHE will ultimately have a negative financial impact on us.

There is a high degree of uncertainty surrounding the implementation of the CARES Act and the PPPHCE Act, and the federal government may consider additional stimulus and relief efforts, but we are unable to predict whether additional stimulus measures will be enacted or their impact. There can be no assurance as to the total amount of financial and other types of assistance we will receive under the CARES Act and the PPPHCE Act, and it is difficult to predict the impact of such legislation on our operations or how they will affect operations of our competitors. Moreover, we are unable to assess the extent to which anticipated negative impacts on us arising from the COVID-19 pandemic will be offset by amounts or benefits received or to be received under the CARES Act and the PPPHCE Act.

Risks Related to the Regulatory Environment

Reductions or changes in Medicare and Medicaid funding could have a material adverse effect on our future results of operations.

The Budget Control Act of 2011 (the "Budget Control Act") mandated significant reductions in federal spending for fiscal years 2012-2021, including a reduction of 2% on all Medicare payments during this period. Subsequent legislation enacted by Congress eliminated the 2% reduction through 2021 but extended these reductions through 2030 in exchange. The payment reduction suspension was extended through March 31, 2022, with a 1% payment reduction from then until June 30, 2022 and the full 2% payment reduction thereafter. The most recent legislation extended these reductions through 2032. Please see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Sources of Revenue-Medicare*, for additional disclosure.

Beginning in 2024 and continuing through 2027, the Medicaid disproportionate share hospital ("DSH") allotment to the states from federal funds will be reduced. Such reductions have been delayed several times, most recently under the CAA, which further delays the DSH reductions through 2024. During the reduction period, state Medicaid DSH allotments from federal funds will be reduced by $8 billion annually. Reductions are imposed on states based on percentage of uninsured individuals, Medicaid utilization and uncompensated care.

We are subject to uncertainties regarding health care reform.

On March 23, 2010, President Obama signed into law the Legislation. Two primary goals of the Legislation are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

Although it was expected that as a result of the Legislation there would be a reduction in uninsured patients, which would reduce our expense from uncollectible accounts receivable, the Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. It has been projected that the Legislation will result in a net reduction in Medicare and Medicaid payments to hospitals totaling $155 billion over 10 years. The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation implements a value-based purchasing program, which will reward the delivery of efficient care. Conversely, certain facilities will receive reduced reimbursement for failing to meet quality parameters; such hospitals will include those with excessive readmission or hospital-acquired condition rates. It remains unclear what portions of that legislation may remain, or what any replacement or alternative programs may be created by future legislation.

A 2012 U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion program by reducing their existing Medicaid funding. Therefore, states can choose to accept or not to participate without risking the loss of federal Medicaid funding. As a result, many states, including Texas, have not expanded their Medicaid programs without the threat of loss of federal funding. CMS had granted section 1115 demonstration waivers providing for work and community engagement requirements for certain Medicaid eligible individuals. However, most recently, the Biden Administration has expressed disfavor with Medicaid program work requirements, with the understanding that such requirements pose a substantial risk that many potential demonstration beneficiaries would be prevented from initially enrolling in coverage or that the requirements would lead to a sizable number of eligibility suspensions and eventual disenrollments among beneficiaries who are initially able to enroll. Accordingly, CMS has recently revoked certain State Medicaid program approvals including work requirements.

The various provisions in the Legislation that directly or indirectly affect Medicare and Medicaid reimbursement are scheduled to take effect over a number of years. The impact of the Legislation on healthcare providers will be subject to implementing regulations, interpretive guidance and possible future legislation or legal challenges. Certain Legislation provisions, such as that creating the Medicare Shared Savings Program, create uncertainty in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Legislation on our future reimbursement at this time and we can provide no assurance that the Legislation will not have a material adverse effect on our future results of operations.

The Legislation also contained provisions aimed at reducing fraud and abuse in healthcare. The Legislation amended several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act, although certain final regulations implementing this statutory requirement remain pending. The Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities. As discussed below, should the Legislation be repealed in its entirety, this aspect of the Legislation would also be repealed restoring physician ownership of hospitals and expansion right to its position and practice as it existed prior to the Legislation.

The impact of the Legislation on each of our hospitals may vary. Because Legislation provisions are effective at various times over the next several years, we anticipate that many of the provisions in the Legislation may be subject to further revision. Initiatives to repeal the Legislation, in whole or in part, to delay elements of implementation or funding, and to offer amendments or supplements to modify its provisions have been persistent. The ultimate outcomes of legislative attempts to repeal or amend the Legislation and legal challenges to the Legislation are unknown. Legislation has already been enacted that has eliminated the penalty for failing to maintain health coverage that was part of the original Legislation. In addition, Congress has considered legislation that would, if enacted, in material part: (i) eliminate the large employer mandate to obtain or provide health insurance coverage, respectively; (ii) permit insurers to impose a surcharge up to 30 percent on individuals who go uninsured for more than two months and then purchase coverage; (iii) provide tax credits towards the purchase of health insurance, with a phase-out of tax credits accordingly to income level; (iv) expand health savings accounts; (v) impose a per capita cap on federal funding of state Medicaid programs, or, if elected by a state, transition federal funding to block grants, and; (vi) permit states to seek a waiver of certain federal requirements that would allow such state to define essential health benefits differently from federal standards and that would allow certain commercial health plans to take health status, including pre-existing conditions, into account in setting premiums.

It remains unclear what portions of the Legislation may remain, or whether any replacement or alternative programs may be created by any future legislation. Any such future repeal or replacement may have significant impact on the reimbursement for healthcare services generally, and may create reimbursement for services competing with the services offered by our hospitals. Accordingly, there can be no assurance that the adoption of any future federal or state healthcare reform legislation will not have a negative financial impact on our hospitals, including their ability to compete with alternative healthcare services funded by such potential legislation, or for our hospitals to receive payment for services.

While attempts to repeal the entirety of the Legislation have not been successful to date, a key provision of the Legislation was repealed as part of the Tax Cuts and Jobs Act and on December 14, 2018, a Texas Federal District Court Judge declared the Legislation unconstitutional, reasoning that the individual mandate tax penalty was essential to and not severable from the remainder of the Legislation. The case was appealed to the U.S. Supreme Court which ultimately held in *California v. Texas* that the plaintiffs lacked standing to challenge the Legislation's requirement to obtain minimum essential health insurance coverage, or the individual mandate. The Court dismissed the case without specifically ruling on the constitutionality of the Legislation. On September 7, 2022, the same Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that the requirement that certain health plans cover services with an "A" or "B" recommendation from the U.S. Preventive Services Task Force without cost sharing violates the Appointments Clause of the U.S. Constitution and that the coverage of certain HIV prevention medication violates the Religious Freedom Restoration Act. We are unable to predict the outcome of this litigation or its potential impact at this time. While the results of the 2020 elections potentially reduce the risk of the Legislation being eliminated in whole or in part, the continued uncertainties regarding implementation of the Legislation create unpredictability for the strategic and business planning efforts of health care providers, which in itself constitutes a risk.

On March 11, 2021, President Biden signed the American Rescue Plan ("ARP") into law. The ARP extends eligibility for Legislation health insurance subsidies to people buying their own health coverage on the Marketplace who have household incomes above 400% of the federal poverty level. ARP also increased the amount of financial assistance for people at lower incomes who were already eligible under the Legislation. The Inflation Reduction Act of 2022 ("IRA") was passed on August 16, 2022, which among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, beginning with 10 high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. The IRA also continued the expanded subsidies for individuals to obtain private health insurance under the Legislation through 2025. The effect of IRA on hospitals and the healthcare industry in general is not yet known.

Under the Legislation, hospitals are required to make public a list of their standard charges, and effective January 1, 2019, CMS has required that this disclosure be in machine-readable format and include charges for all hospital items and services and average charges for diagnosis-related groups. On November 27, 2019, CMS published a final rule on "Price Transparency Requirements for Hospitals to Make Standard Charges Public." This rule took effect on January 1, 2021 and requires all hospitals to also make public their payer-specific negotiated rates, minimum negotiated rates, maximum negotiated rates and cash for all items and services, including individual items and services and service packages, that could be provided by a hospital to a patient. Failure to comply with these requirements may result in daily monetary penalties.

As part of the CAA, Congress passed legislation aimed at preventing or limiting patient balance billing in certain circumstances. The CAA addresses surprise medical bills stemming from emergency services, out-of-network ancillary providers at in-network facilities, and air ambulance carriers. The legislation prohibits surprise billing when out-of-network emergency services or out-of-network services at an in-network facility are provided, unless informed consent is received. In these circumstances providers are prohibited from billing the patient for any amounts that exceed in-network cost-sharing requirements. On July 13, 2021, HHS, the Department of Labor and the Department of the Treasury issued an interim final rule, which begins to implement this legislation. The rule would limit our ability to receive payment for services at usually higher out-of-network rates in certain circumstances and prohibit out-of-network payments in other circumstances.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as the Emergency Medical Treatment and Active Labor Act, or EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. Our obligations under EMTALA may increase substantially going forward; CMS has sought stakeholder comments concerning the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively, but has yet to issue further guidance in response to that request. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA is proposed and adopted, our results of operations will be harmed.

If we fail to continue to meet the promoting interoperability criteria related to electronic health record systems ("EHR"), our operations could be harmed.

Pursuant to Health Information Technology for Economic and Clinical Health ("HITECH") regulations, hospitals that did not qualify as a meaningful user of EHR by 2015 were subject to a reduced market basket update to the inpatient prospective payment system ("IPPS") standardized amount in 2015 and each subsequent fiscal year. In the 2019 IPPS final rule, CMS re-named the meaningful use program to "promoting interoperability". We believe that all of our acute care hospitals have met the applicable promoting interoperability criteria and therefore are not subject to a reduced market basked update to the IPPS standardized amount. However, under the HITECH Act, hospitals must continue to meet the applicable criteria in each fiscal year or they will be subject to a market basket update reduction in a subsequent fiscal year. Failure of our acute care hospitals to continue to meet the applicable meaningful use criteria would have an adverse effect on our future net revenues and results of operations.

If we fail to comply with extensive laws and government regulations, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: hospital billing practices and prices for services; relationships with physicians and other referral sources; adequacy of medical care and quality of medical equipment and services; ownership of facilities; qualifications of medical and support personnel; confidentiality, maintenance, privacy and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

Among these laws are the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, ("HIPAA"), the federal anti-kickback statute and the provision of the Social Security Act commonly known as the "Stark Law." These laws, and particularly the anti-kickback statute and the Stark Law, impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into communities served by our hospitals. The Office of the Inspector General of the Department of Health and Human Services, or OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. A number of our current arrangements, including financial relationships with physicians and other referral sources, may not qualify for safe harbor protection under the anti-kickback statute. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute. CMS published a Medicare self-referral disclosure protocol, which is intended to allow providers to self-disclose actual or potential violations of the Stark law. Because there are only a few judicial decisions interpreting the Stark law, there can be no assurance that our hospitals will not be found in violation of the Stark Law or that self-disclosure of a potential violation would result in reduced penalties.

Federal regulations issued under HIPAA contain provisions that require us to implement and, in the future, may require us to implement additional costly electronic media security systems and to adopt new business practices designed to protect the privacy and security of each of our patient's health and related financial information. Such privacy and security regulations impose extensive administrative, physical and technical requirements on us, restrict our use and disclosure of certain patient health and financial information, provide patients with rights with respect to their health information and require us to enter into contracts extending many of the privacy and security regulatory requirements to third parties that perform duties on our behalf. Additionally, recent changes to HIPAA regulations may result in greater compliance requirements, including obligations to report breaches of unsecured patient data, as well as create new liabilities for the actions of parties acting as business associates on our behalf.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws (see *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K), or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be. See *Item 1 Business—Self-Referral and Anti-Kickback Legislation*.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

We also operate health care facilities in the United Kingdom and have operations and commercial relationships with companies in other foreign jurisdictions and, as a result, are subject to certain U.S. and foreign laws applicable to businesses generally, including anti-corruption laws. The Foreign Corrupt Practices Act regulates U.S. companies in their dealings with foreign officials, prohibiting bribes and similar practices, and requires that they maintain records that fairly and accurately reflect transactions and appropriate internal accounting controls. In addition, the United Kingdom Bribery Act has wide jurisdiction over certain activities that affect the United Kingdom.

Our operations in the United Kingdom are also subject to a high level of regulation relating to registration and licensing requirements employee regulation, clinical standards, environmental rules as well as other areas. We are also subject to a highly regulated business environment, and failure to comply with the various laws and regulations, applicable to us could lead to substantial penalties, and other adverse effects on our business.

We are subject to occupational health, safety and other similar regulations and failure to comply with such regulations could harm our business and results of operations.

We are subject to a wide variety of federal, state and local occupational health and safety laws and regulations. Regulatory requirements affecting us include, but are not limited to, those covering: (i) air and water quality control; (ii) occupational health and safety (e.g., standards regarding blood-borne pathogens and ergonomics, etc.); (iii) waste management; (iv) the handling of asbestos, polychlorinated biphenyls and radioactive substances; and (v) other hazardous materials. If we fail to comply with those standards, we may be subject to sanctions and penalties that could harm our business and results of operations.

We are subject to pending legal actions, purported stockholder class actions, governmental investigations and regulatory actions.

We and our subsidiaries are subject to pending legal actions, governmental investigations and regulatory actions (see *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K). We may become subject to additional medical malpractice lawsuits, product liability lawsuits, class action lawsuits and other legal actions in the ordinary course of business.

Defending ourselves against the allegations in the lawsuits and governmental investigations, or similar matters and any related publicity, could potentially entail significant costs and could require significant attention from our management and our reputation could suffer significantly. We are unable to predict the outcome of these matters or to reasonably estimate the amount or range of any such loss; however, these lawsuits and the related publicity and news articles that have been published concerning these matters could have a material adverse effect on our business, financial condition, results of operations and/or cash flows which in turn could cause a decline in our stock price. In an effort to resolve one or more of these matters, we may choose to negotiate a settlement. Amounts we pay to settle any of these matters may be material. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our hospitals. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

We are and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of our legal proceedings or other loss contingencies, or if successful claims and other actions are brought against us in the future, there could be a material adverse impact on our financial position, results of operations and liquidity.

In particular, government investigations, as well as qui tam and stockholder lawsuits, may lead to material fines, penalties, damages payments or other sanctions, including exclusion from government healthcare programs. The federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits on behalf of the government against companies alleging that the defendant has defrauded the federal government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of whistleblower lawsuits that have been filed against providers has increased significantly in recent years. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

The failure of certain employers, or the closure of certain facilities, could have a disproportionate impact on our hospitals.

The economies in the communities in which our hospitals operate are often dependent on a small number of large employers. Those employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and other health care facilities for their care. The failure of one or more large employer or the closure or substantial reduction in the number of individuals employed at facilities located in or near the communities where our hospitals operate, could cause affected employees to move elsewhere to seek employment or lose insurance coverage that was otherwise available to them. The occurrence of these events could adversely affect our revenue and results of operations, thereby harming our business.

If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards.

All of our hospitals are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our healthcare facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and our business could be materially adversely effected.

State efforts to regulate the construction or expansion of health care facilities could impair our ability to expand.

Many of the states in which we operate hospitals have enacted Certificates of Need, or ("CON"), laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Our failure to obtain necessary state approval could result in our inability to complete a particular hospital acquisition, expansion or replacement, make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs, result in the revocation of a facility's license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Risks Related to Information Technology

A cyber security incident could cause a violation of HIPAA, breach of member privacy, or other negative impacts.

We rely extensively on our information technology ("IT") systems to manage clinical and financial data, communicate with our patients, payers, vendors and other third parties and summarize and analyze operating results. In addition, we have made significant investments in technology to adopt and utilize electronic health records and to become meaningful users of health information technology pursuant to the American Recovery and Reinvestment Act of 2009. Our IT systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and our disaster recovery planning cannot account for all eventualities. As cyber criminals continue to become more sophisticated through evolution of their tactics, techniques and procedures, we have taken, and will continue to take, additional preventive measures to strengthen the cyber defenses of our networks and data. However, if any of our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience loss or corruption of critical data such as protected health information or other data subject to privacy laws and proprietary business information and interruptions or disruptions and delays in our ability to perform critical functions, which could materially and adversely affect our businesses and results of operations and could result in significant penalties or fines, litigation, loss of customers, significant damage to our reputation and business, and other losses. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data or proprietary business information.

In September, 2020, we had experienced an information technology security incident which led us to suspend user access to our information technology applications related to operations located in the United States. While our information technology applications were offline, patient care was delivered safely and effectively at our facilities across the country utilizing established back-up processes, including offline documentation methods. We have investigated the nature and potential impact of the security incident and engaged third-party information technology and forensic vendors to assist. No evidence of unauthorized access, copying or misuse of any patient or employee data has been identified to date. Promptly after the incident, our information technology applications were restored at our acute care and behavioral health hospitals, as well as at the corporate level, thereby re-establishing connections to all major systems and applications, including electronic medical records, laboratory and pharmacy systems and our hospitals resumed normal operations.

Risks Related to the Market Conditions and Liquidity

Our revenues and volume trends may be adversely affected by certain factors over which we have no control.

Our revenues and volume trends are dependent on many factors, including physicians' clinical decisions and availability, payer programs shifting to a more outpatient-based environment, whether or not certain services are offered, seasonal and severe weather conditions, including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, climate change, current local economic and demographic changes. We have a high concentration of facilities in various geographic areas, including states that have a potentially higher risk of experiencing events such as severe weather conditions and earthquakes. Given the location of our facilities, we are particularly susceptible to revenue loss, cost increase, or damage caused by severe weather conditions or natural disasters such as hurricanes, wildfires, earthquakes, or tornadoes. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance or unavailability on acceptable terms. Climate change may also have effects on our business by increasing the cost of property insurance or making coverage unavailable on acceptable terms. To the extent that significant changes in the climate occur in areas where our facilities are located, we may experience increased frequency of severe weather conditions or natural disasters or other changes to weather patterns, all of which may result in physical damage to or a decrease in demand for properties affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition, revenues, results of operations, or cash flow may be adversely affected. In addition, government regulation intended to mitigate the impact of climate change, severe weather patterns, or natural disasters could result in additional required capital expenditures to comply with such regulation without a corresponding increase in our revenues. In addition, technological developments and pharmaceutical improvements may reduce the demand for healthcare services or the profitability of the services we offer. Further, the Medicare program's three-year phase out and eventual elimination of the Inpatient Only List, a list of surgeries and procedures that are only covered by Medicare when provided in an inpatient setting, may reduce inpatient volumes.

A worsening of economic and employment conditions in the United States could materially affect our business and future results of operations.

Our patient volumes, revenues and financial results depend significantly on the universe of patients with health insurance, which to a large extent is dependent on the employment status of individuals in our markets. Worsening of economic conditions, including inflation and rising interest rates, may result in a higher unemployment rate which may increase the number of individuals without health insurance. As a result, our facilities may experience a decrease in patient volumes, particularly in less intense, more elective service lines, or an increase in services provided to uninsured patients. These factors could have a material unfavorable impact on our future patient volumes, revenues and operating results.

In addition, as of December 31, 2022, we had approximately $3.9 billion of goodwill recorded on our consolidated balance sheet. Should the revenues and financial results of our acute care and/or behavioral health care facilities be materially, unfavorably impacted due to, among other things, a worsening of the economic and employment conditions in the United States that could negatively impact our patient volumes and reimbursement rates, a continued rise in the unemployment rate and increases in the number of uninsured patients treated at our facilities, we may incur future charges to recognize impairment in the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our financial results.

Legal uncertainty or a worsening of the economic conditions in the United Kingdom could materially affect our business and future results of operations.

On June 23, 2016, the United Kingdom affirmatively voted in a non-binding referendum in favor of the exit of the United Kingdom from the European Union ("Brexit") and it was approved by vote of the British legislature. On March 29, 2017, the United Kingdom triggered Article 50 of the Lisbon Treaty, formally starting negotiations regarding its exit from the European Union. On January 31, 2020, the United Kingdom formally exited the European Union. On December 24, 2020, the United Kingdom and the European Union reached a post-Brexit trade and cooperation agreement that created new business and security requirements and preserved the United Kingdom's tariff- and quota-free access to the European Union member states. The trade and cooperation agreement was provisionally applied as of January 1, 2021 and entered into force on May 1, 2021, following ratification by the European Union.

Changes to the trading relationship between the United Kingdom and the European Union may result in increased cost of goods imported into the United Kingdom. Additional currency volatility could result in a weaker British pound, which may decrease the profitability of our operations in the United Kingdom. A weaker British pound versus the U.S. Dollar also causes local currency results of our United Kingdom operations to be translated into fewer U.S. Dollars during a reporting period. While we may elect to enter into hedging arrangements to protect our business against certain currency fluctuations, these hedging arrangements do not provide comprehensive protection, and our results of operations could be adversely affected by foreign exchange fluctuations.

Brexit could lead to legal and regulatory uncertainty as the United Kingdom determines which European Union laws to replace or replicate. Brexit could also lead to increased legal and regulatory complexity as national laws and regulations in the United Kingdom start to diverge from European Union laws and regulations. For instance, rules for data transfers outside of the United Kingdom and European Economic Area have changed significantly with Brexit and a recent Court of European Justice decision, and are subject to further revision and updated regulatory guidance, making necessary compliance measures challenging to ascertain and implement with respect to our United Kingdom operations. The exit of the United Kingdom from the European Union could also create future economic uncertainty, both in the United Kingdom and globally, and could cause disruptions to and create uncertainty surrounding our business. Any of these effects of Brexit, and others we cannot anticipate, could harm our business, financial condition or results of operations.

We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse effect on the cash flow return on investment relating to our capital projects.

The cost of construction materials and labor has significantly increased. As we continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care, we spend large amounts of money generated from our operating cash flow or borrowed funds. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

The deterioration of credit and capital markets may adversely affect our access to sources of funding and we cannot be certain of the availability and terms of capital to fund the growth of our business when needed.

We require substantial capital resources to fund our acquisition growth strategy and our ongoing capital expenditure programs for renovation, expansion, construction and addition of medical equipment and technology. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We cannot predict, however, whether financing for our growth plans and capital expenditure programs will be available to us on satisfactory terms when needed, which could harm our business.

To fund all or a portion of our future financing needs, we rely on borrowings from various sources including fixed rate, long-term debt as well as borrowings pursuant to our revolving credit facility and accounts receivable securitization program. If any of the lenders were unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact our results of operations and financial condition. The increase in interest rates has substantially increased our borrowing costs and reduced our ability to access the capital markets on favorable terms. Additional increases in interest rates and the effect on capital markets could adversely affect our ability to carry out our strategy.

Risks Related to Our Common Stock

The number of outstanding shares of our Class B Common Stock is subject to potential increases or decreases.

At December 31, 2022, 23.6 million shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock. To the extent that these shares were converted into or exercised for shares of Class B Common Stock, the number of shares of Class B Common Stock available for trading in the public market place would increase substantially and the current holders of Class B Common Stock would own a smaller percentage of that class.

In addition, from time-to-time, our Board of Directors approve stock repurchase programs authorizing us to purchase shares of our Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Such repurchases decrease the number of outstanding shares of our Class B Common Stock. During 2022, in conjunction with our stock repurchase program, we repurchased approximately 6.7 million shares at an aggregate cost of approximately $811 million. As of December 31, 2022, we had an aggregate available repurchase authorization of approximately $947 million pursuant to this program, including a $1.4 billion increase authorized by our Board of Directors in February, 2022. Pursuant to our stock repurchase program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

Our ability to repurchase shares will depend upon, among other factors, our cash flows from operations, our available capital and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, and investing in our existing markets as well as our results of operations, financial condition, interest rates, our access to the capital markets and other factors beyond our control that our Board of Directors may deem relevant. A suspension or elimination of our share repurchase could have a negative effect on our stock price.

Conversely, as a potential means of generating additional funds to operate and expand our business, we may from time-to-time issue equity through the sale of stock which would increase the number of outstanding shares of our Class B Common Stock. Based upon factors such as, but not limited to, the market price of our stock, interest rate on borrowings and uses or potential uses for cash, repurchase or issuance of our stock could have a dilutive effect on our future basic and diluted earnings per share.

The right to elect the majority of our Board of Directors and the majority of the general shareholder voting power resides with the holders of Class A and C Common Stock, the majority of which is owned by Alan B. Miller, Executive Chairman of our Board of Directors.

Our Restated Certificate of Incorporation provides that, with respect to the election of directors, holders of Class A Common Stock vote as a class with the holders of Class C Common Stock, and holders of Class B Common Stock vote as a class with holders of Class D Common Stock, with holders of all classes of our Common Stock entitled to one vote per share.

As of March 24, 2022, the shares of Class A and Class C Common Stock constituted 9.7% of the aggregate outstanding shares of our Common Stock, had the right to elect five members of the Board of Directors and constituted 89.5% of our general voting power as of that date. As of March 24, 2022, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options) constituted 90.3% of the outstanding shares of our Common Stock, had the right to elect two members of the Board of Directors and constituted 10.5% of our general voting power as of that date.

As to matters other than the election of directors, our Restated Certificate of Incorporation provides that holders of Class A, Class B, Class C and Class D Common Stock all vote together as a single class, except as otherwise provided by law.

Each share of Class A Common Stock entitles the holder thereof to one vote; each share of Class B Common Stock entitles the holder thereof to one-tenth of a vote; each share of Class C Common Stock entitles the holder thereof to 100 votes (provided the holder of Class C Common Stock holds a number of shares of Class A Common Stock equal to ten times the number of shares of

Class C Common Stock that holder holds); and each share of Class D Common Stock entitles the holder thereof to ten votes (provided the holder of Class D Common Stock holds a number of shares of Class B Common Stock equal to ten times the number of shares of Class D Common Stock that holder holds).

In the event a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, less than ten times the number of shares of Class C or Class D Common Stock that holder holds, then that holder will be entitled to only one vote for every share of Class C Common Stock, or one-tenth of a vote for every share of Class D Common Stock, which that holder holds in excess of one-tenth the number of shares of Class A or Class B Common Stock, respectively, held by that holder. The Board of Directors, in its discretion, may require beneficial owners to provide satisfactory evidence that such owner holds ten times as many shares of Class A or Class B Common Stock as Class C or Class D Common Stock, respectively, if such facts are not apparent from our stock records.

Since a substantial majority of the Class A shares and Class C shares are controlled by Mr. Alan B. Miller and members of his family, one of whom is Marc D. Miller, our Chief Executive Officer, President and a director, and they can elect a majority of our company's directors and effect or reject most actions requiring approval by stockholders without the vote of any other stockholders, there are potential conflicts of interest in overseeing the management of our company.

In addition, because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, our business and prospects and the trading price of our securities could be adversely affected.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Executive and Administrative Offices and Commercial Health Insurer

We own various office buildings in King of Prussia and Wayne, Pennsylvania, Brentwood, Tennessee, Denton, Texas and Reno, Nevada.

Facilities

The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health care facilities, the number of licensed beds:

Acute Care Hospitals

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Aiken Regional Medical Centers (1)	Aiken, South Carolina	211	Leased
Aurora Pavilion Behavioral Health Services (1)	Aiken, South Carolina	62	Leased
ER at Sweetwater	North Augusta, South Carolina	—	Owned
Centennial Hills Hospital Medical Center	Las Vegas, Nevada	339	Owned
ER at Valley Vista	North Las Vegas, Nevada	—	Owned
Corona Regional Medical Center	Corona, California	238	Owned
Desert Springs Hospital Medical Center	Las Vegas, Nevada	282	Owned
Desert View Hospital	Pahrump, Nevada	25	Owned
Doctors Hospital of Laredo (6)	Laredo, Texas	183	Owned
Doctors Hospital Emergency Room Saunders	Laredo, Texas	—	Owned
Doctors Hospital Emergency Room South	Laredo, Texas	—	Leased
Fort Duncan Regional Medical Center	Eagle Pass, Texas	101	Owned
The George Washington University Hospital (19)	Washington, D.C.	395	Leased
Henderson Hospital	Henderson, Nevada	303	Owned
ER at Green Valley Ranch	Henderson, Nevada	—	Owned
Lakewood Ranch Medical Center	Lakewood Ranch, Florida	120	Owned
ER at Fruitville	Sarasota, Florida	—	Owned
Manatee Memorial Hospital	Bradenton, Florida	295	Owned
ER at Sun City	Wimauma, Florida	—	
Northern Nevada Medical Center	Sparks, Nevada	219	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
ER at McCarran NW	Reno, Nevada	—	Owned
Northern Nevada Sierra Medical Center	Reno, Nevada	158	Owned
Northwest Texas Healthcare System	Amarillo, Texas	405	Owned
Northwest Texas Healthcare System Behavioral Health	Amarillo, Texas	90	Owned
Northwest Emergency at Town Square	Amarillo, Texas	—	Owned
Northwest Emergency on Georgia	Amarillo, Texas	—	Owned
Palmdale Regional Medical Center	Palmdale, California	184	Owned
South Texas Health System (2)			
Edinburg Regional Medical Center/Children's Hospital (2)	Edinburg, Texas	251	Owned
South Texas Health System Behavioral (2)	McAllen, Texas	134	Owned
South Texas Health System Heart (2)	McAllen, Texas	60	Owned
South Texas Health System McAllen (1) (2)	McAllen, Texas	431	Leased
South Texas Health System ER Alamo (2)	Alamo, Texas	—	Owned
South Texas Health System ER McColl (2)	Edinburg, Texas	—	Owned
South Texas Health System ER Mission (1) (2)	Mission, Texas	—	Leased
South Texas Health System ER Monte Cristo (2)	Edinburg, Texas	—	Owned
South Texas Health System ER Ware Road (2)	McAllen, Texas	—	Owned
South Texas Health System ER Weslaco (1) (2)	Weslaco, Texas	—	Leased
Southwest Healthcare System			
Inland Valley Medical Center Campus	Wildomar, California	120	Owned
Rancho Springs Medical Center Campus	Murrieta, California	120	Owned
Spring Valley Hospital Medical Center	Las Vegas, Nevada	364	Owned
ER at Blue Diamond	Las Vegas, Nevada	—	Owned
Valley Health Specialty Hospital	Las Vegas, Nevada	66	Owned
St. Mary's Regional Medical Center	Enid, Oklahoma	229	Owned
Summerlin Hospital Medical Center	Las Vegas, Nevada	485	Owned
Temecula Valley Hospital	Temecula, California	140	Owned
Texoma Medical Center	Denison, Texas	354	Owned
TMC Behavioral Health Center	Denison, Texas	60	Owned
ER at Anna	Anna, Texas	—	Owned
ER at Sherman	Sherman, Texas	—	Owned
Valley Hospital Medical Center	Las Vegas, Nevada	328	Owned
Elite Medical Center (ER)	Las Vegas, Nevada	—	Owned
Wellington Regional Medical Center (1)	Wellington, Florida	235	Leased
ER at Westlake	Westlake, Florida	—	Leased

Inpatient Behavioral Health Care Facilities

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Alabama Clinical Schools	Birmingham, Alabama	80	Owned
Alliance Health Center	Meridian, Mississippi	214	Owned
Anchor Hospital	Atlanta, Georgia	122	Owned
Arbour Hospital	Jamaica Plain, Massachusetts	136	Owned
Arrowhead Behavioral Health (16)	Maumee, Ohio	48	Owned
Austin Oaks Hospitals	Austin, Texas	80	Owned
Beaumont Behavioral Health (18)	Dearborn, Michigan	87	Leased
Behavioral Hospital of Bellaire	Houston, Texas	124	Leased
Belmont Pines Hospital	Youngstown, Ohio	121	Owned
Benchmark Behavioral Health Systems	Woods Cross, Utah	94	Owned
BHC Alhambra Hospital	Rosemead, California	115	Owned
Black Bear Lodge	Sautee Nacoochee, Georgia	115	Owned
Bloomington Meadows Hospital	Bloomington, Indiana	78	Owned

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Brentwood Behavioral Healthcare	Flowood, Mississippi	121	Owned
Brentwood Hospital	Shreveport, Louisiana	260	Owned
The Bridgeway	North Little Rock, Arkansas	127	Owned
The Brook Hospital—Dupont	Louisville, Kentucky	88	Owned
The Brook Hospital—KMI	Louisville, Kentucky	110	Owned
Brooke Glen Behavioral Hospital	Fort Washington, Pennsylvania	146	Owned
Brynn Marr Hospital	Jacksonville, North Carolina	102	Owned
Calvary Center	Phoenix, Arizona	68	Owned
Canyon Creek Behavioral Health	Temple, Texas	102	Leased
Canyon Ridge Hospital	Chino, California	157	Owned
The Carolina Center for Behavioral Health	Greer, South Carolina	156	Owned
Cedar Creek Hospital	St. Johns, Michigan	54	Owned
Cedar Grove Residential Treatment Center	Murfreesboro, Tennessee	45	Owned
Cedar Hills Hospital (7)	Portland, Oregon	98	Owned
Cedar Ridge Behavioral Hospital	Oklahoma City, Oklahoma	60	Owned
Cedar Ridge Residential Treatment Center	Oklahoma City, Oklahoma	56	Owned
Cedar Ridge Bethany	Bethany, Oklahoma	56	Owned
Cedar Springs Hospital	Colorado Springs, Colorado	110	Owned
Centennial Peaks Hospital	Louisville, Colorado	104	Owned
Center for Change	Orem, Utah	58	Owned
Central Florida Behavioral Hospital	Orlando, Florida	174	Owned
Chris Kyle Patriots Hospital	Anchorage, Alaska	36	Owned
Clarion Psychiatric Center	Clarion, Pennsylvania	112	Owned
Clive Behavioral Health (11)	Clive, Iowa	100	Leased
Coastal Behavioral Health	Savannah, Georgia	50	Owned
Coastal Harbor Treatment Center	Savannah, Georgia	141	Owned
Columbus Behavioral Center for Children and Adolescents	Columbus, Indiana	57	Owned
Compass Intervention Center	Memphis, Tennessee	108	Owned
Copper Hills Youth Center	West Jordan, Utah	197	Owned
Coral Shores Behavioral Health	Stuart, Florida	80	Owned
Cumberland Hall Hospital	Hopkinsville, Kentucky	97	Owned
Cumberland Hospital for Children and Adolescents	New Kent, Virginia	108	Owned
Cypress Creek Hospital	Houston, Texas	128	Owned
DeBarr Residential Treatment Center	Anchorage, Alaska	30	Owned
Del Amo Behavioral Health System	Torrance, California	166	Owned
Diamond Grove Center	Louisville, Mississippi	55	Owned
Dover Behavioral Health System	Dover, Delaware	104	Owned
El Paso Behavioral Health System	El Paso, Texas	166	Owned
Emerald Coast Behavioral Hospital	Panama City, Florida	86	Owned
Fairmount Behavioral Health System	Philadelphia, Pennsylvania	239	Owned
Fairfax			
Fairfax Behavioral Health	Kirkland, Washington	157	Owned
Fairfax Behavioral Health—Everett	Everett, Washington	30	Leased
Fairfax Behavioral Health—Monroe	Monroe, Washington	34	Leased
Forest View Hospital	Grand Rapids, Michigan	108	Owned
Fort Lauderdale Behavioral Health Center	Fort Lauderdale, Florida	182	Owned
Foundations Behavioral Health	Doylestown, Pennsylvania	122	Leased
Foundations for Living	Mansfield, Ohio	84	Owned
Fox Run Center	St. Clairsville, Ohio	100	Owned
Fremont Hospital	Fremont, California	148	Owned
Friends Hospital (15)	Philadelphia, Pennsylvania	219	Owned
Fuller Hospital	Attleboro, Massachusetts	109	Owned
Garfield Park Behavioral Hospital	Chicago, Illinois	88	Owned
Glen Oaks Hospital	Greenville, Texas	54	Owned
Granite Hills Hospital	West Allis, Wisconsin	120	Leased
Gulf Coast Treatment Center	Fort Walton Beach, Florida	28	Owned

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Gulfport Behavioral Health System	Gulfport, Mississippi	109	Owned
Hampton Behavioral Health Center	Westhampton, New Jersey	120	Owned
Harbour Point Behavioral Health Center	Portsmouth, Virginia	186	Owned
Hartgrove Behavioral Health System	Chicago, Illinois	160	Owned
Havenwyck Hospital	Auburn Hills, Michigan	243	Owned
Heartland Behavioral Health Services	Nevada, Missouri	151	Owned
Hermitage Hall	Nashville, Tennessee	111	Owned
Heritage Oaks Hospital	Sacramento, California	125	Owned
Heritage Oaks Patient Enrichment Center	Sacramento, California	16	Owned
Hickory Trail Hospital	DeSoto, Texas	86	Owned
Highlands Behavioral Health System	Highlands Ranch, Colorado	86	Owned
Hill Crest Behavioral Health Services	Birmingham, Alabama	221	Owned
Holly Hill Hospital	Raleigh, North Carolina	296	Owned
The Horsham Clinic	Ambler, Pennsylvania	206	Owned
HRI Hospital	Brookline, Massachusetts	62	Owned
The Hughes Center	Danville, Virginia	64	Owned
Inland Northwest Behavioral Health (9)	Spokane, Washington	100	Owned
Intermountain Hospital	Boise, Idaho	155	Owned
Kempsville Center of Behavioral Health	Norfolk, Virginia	106	Owned
KeyStone Center	Wallingford, Pennsylvania	153	Owned
Kingwood Pines Hospital	Kingwood, Texas	116	Owned
La Amistad Behavioral Health Services	Maitland, Florida	85	Owned
Lakeside Behavioral Health System	Memphis, Tennessee	373	Owned
Lancaster Behavioral Health Hospital (8)	Lancaster, Pennsylvania	126	Owned
Laurel Heights Hospital	Atlanta, Georgia	124	Owned
Laurel Oaks Behavioral Health Center	Dothan, Alabama	118	Owned
Laurel Ridge Treatment Center	San Antonio, Texas	330	Owned
Liberty Point Behavioral Healthcare	Stauton, Virginia	58	Owned
Lighthouse Behavioral Health Hospital	Conway, South Carolina	105	Owned
Lighthouse Care Center of Augusta	Augusta, Georgia	82	Owned
Lincoln Prairie Behavioral Health Center	Springfield, Illinois	97	Owned
Lincoln Trail Behavioral Health System	Radcliff, Kentucky	140	Owned
Mayhill Hospital	Denton, Texas	59	Leased
McDowell Center for Children	Dyersburg, Tennessee	32	Owned
The Meadows Psychiatric Center	Centre Hall, Pennsylvania	119	Owned
Meridell Achievement Center	Austin, Texas	134	Owned
Mesilla Valley Hospital	Las Cruces, New Mexico	120	Owned
Michael's House	Palm Springs, California	110	Owned
Michiana Behavioral Health	Plymouth, Indiana	83	Owned
Midwest Center for Youth and Families	Kouts, Indiana	74	Owned
Millwood Hospital	Arlington, Texas	134	Leased
Mountain Youth Academy	Mountain City, Tennessee	90	Owned
Natchez Trace Youth Academy	Waverly, Tennessee	115	Owned
Newport News Behavioral Health Center	Newport News, Virginia	132	Owned
North Spring Behavioral Healthcare	Leesburg, Virginia	127	Leased
North Star Hospital	Anchorage, Alaska	74	Owned
North Star Bragaw	Anchorage, Alaska	30	Owned
Oak Plains Academy	Ashland City, Tennessee	98	Owned
Okaloosa Youth Academy	Crestview, Florida	75	Leased
Old Vineyard Behavioral Health Services	Winston-Salem, North Carolina	164	Owned
Palmer Residential Treatment Center	Palmer, Alaska	30	Owned
Palmetto Lowcountry Behavioral Health	North Charleston, South Carolina	108	Owned
Palmetto Summerville Behavioral Health	Summerville, South Carolina	64	Leased
Palm Point Behavioral Health	Titusville, FL	74	Owned
Palm Shores Behavioral Health Center	Bradenton, Florida	65	Owned
Palo Verde Behavioral Health	Tucson, Arizona	84	Leased

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Parkwood Behavioral Health System	Olive Branch, Mississippi	148	Owned
The Pavilion Behavioral Health System	Champaign, Illinois	122	Owned
Peachford Hospital	Atlanta, Georgia	246	Owned
Pembroke Hospital	Pembroke, Massachusetts	120	Owned
Pinnacle Pointe Behavioral Healthcare System	Little Rock, Arkansas	127	Owned
Poplar Springs Hospital	Petersburg, Virginia	208	Owned
Prairie St John's	Fargo, North Dakota	158	Owned
PRIDE Institute	Eden Prairie, Minnesota	42	Owned
Provo Canyon Behavioral Hospital	Orem, Utah	80	Owned
Provo Canyon School	Provo, Utah	274	Owned
Psychiatric Institute of Washington	Washington, D.C.	130	Owned
Quail Run Behavioral Health	Phoenix, Arizona	116	Owned
The Recovery Center	Wichita Falls, Texas	34	Leased
The Ridge Behavioral Health System	Lexington, Kentucky	110	Owned
Rivendell Behavioral Health Hospital	Bowling Green, Kentucky	125	Owned
Rivendell Behavioral Health Services of Arkansas	Benton, Arkansas	80	Owned
River Crest Hospital	San Angelo, Texas	80	Owned
Riveredge Hospital	Forest Park, Illinois	210	Owned
River Oaks Hospital	Harahan , Louisiana	126	Owned
River Park Hospital	Huntington, West Virginia	187	Owned
River Point Behavioral Health	Jacksonville, Florida	84	Owned
Rockford Center	Newark, Delaware	148	Owned
Rolling Hills Hospital	Franklin, Tennessee	130	Owned
Roxbury Treatment Center	Shippensburg, Pennsylvania	112	Owned
Salt Lake Behavioral Health	Salt Lake City, Utah	118	Leased
San Marcos Treatment Center	San Marcos, Texas	265	Owned
SandyPines Residential Treatment Center	Jupiter , Florida	149	Owned
Sierra Vista Hospital	Sacramento, California	171	Owned
Saint Simons by the Sea	Saint Simons Island , Georgia	101	Owned
Skywood Recovery	Augusta, Michigan	100	Owned
Southeast Behavioral Health (17)	Cape Girardeau, Missouri	102	Owned
Spring Mountain Sahara	Las Vegas, Nevada	30	Owned
Spring Mountain Treatment Center	Las Vegas, Nevada	110	Owned
Springwoods Behavioral Health	Fayetteville, Arkansas	80	Owned
Stonington Institute	North Stonington, Connecticut	64	Owned
Streamwood Behavioral Healthcare System	Streamwood, Illinois	178	Owned
Summit Oaks Hospital	Summit, New Jersey	126	Owned
SummitRidge Hospital	Lawrenceville, Georgia	96	Owned
Suncoast Behavioral Health Center	Bradenton, Florida	60	Owned
Texas NeuroRehab Center	Austin, Texas	137	Owned
Three Rivers Behavioral Health	West Columbia, South Carolina	129	Owned
Three Rivers Midlands	West Columbia, South Carolina	64	Owned
Turning Point Care Center	Moultrie, Georgia	79	Owned
University Behavioral Center	Orlando, Florida	112	Owned
University Behavioral Health of Denton	Denton, Texas	104	Owned
Valle Vista Health System	Greenwood, Indiana	140	Owned
Valley Hospital	Phoenix, Arizona	122	Owned
Via Linda BHS (14)	Scottsdale, Arizona	120	Leased
The Vines Hospital	Ocala, Florida	98	Owned
Virginia Beach Psychiatric Center	Virginia Beach, Virginia	100	Owned
Wekiva Springs Center	Jacksonville, Florida	120	Owned
Wellstone Regional Hospital	Jeffersonville, Indiana	100	Owned
West Oaks Hospital	Houston, Texas	176	Owned
Willow Springs Center	Reno, Nevada	116	Owned
Windmoor Healthcare of Clearwater	Clearwater, Florida	144	Owned
Windsor Laurelwood Center for Behavioral Medicine	Willoughby, Ohio	160	Leased

United States:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Wyoming Behavioral Institute	Casper, Wyoming	129	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Acer Clinic	Chesterfield, UK	14	Owned
Acer Clinic 2	Chesterfield, UK	14	Owned
Adele Cottage	Rainworth, UK	2	Owned
Albert Ward	Darlington, UK	26	Owned
Amberwood Lodge	Dorset, UK	9	Owned
Ashbrook	Birmingham, UK	16	Owned
Ashfield House	Huddersfield, UK	6	Owned
Beacon Lower	Bradford, UK	8	Owned
Beacon Upper	Bradford, UK	8	Owned
Beckly	Halifax, UK	12	Owned
Beeches	Retford, UK	12	Owned
Birches	Newark, UK	6	Owned
Broughton House	Lincolnshire, UK	34	Owned
Broughton Lodge	Macclesfield, UK	20	Owned
CAS Brunel	Bristol, UK	32	Owned
Chaseways	Sawbridgeworth, UK	6	Owned
Cherry Tree House	Mansfield Woodhouse, UK	6	Owned
Conifers	Derby, UK	7	Owned
Cygnet Alders Clinic	Gloucester, UK	20	Owned
Cygnet Appletree	Meadowfield, UK	26	Owned
Cygnet Aspen House	Doncaster, UK	20	Owned
Cygnet Aspen Lodge	Doncaster, UK	16	Owned
Cygnet Bostall House	Abbey Wood, UK	6	Owned
Cygnet Cedars	Birmingham, UK	24	Owned
Cygnet Cedar Vale	East Bridgeford, UK	14	Owned
Cygnet Churchill	London, UK	57	Owned
Cygnet Delfryn House	Flintshire, UK	28	Owned
Cygnet Delfryn Lodge	Flintshire, UK	24	Owned
Cygnet Elms	Birmingham, UK	10	Owned
Cygnet Fountains	Blackburn, UK	32	Owned
Cygnet Grange	Sutton-in-Ashfield, UK	8	Owned
Cygnet Heathers	West Bromwich, UK	20	Owned
Cygnet Hospital—Beckton	London, UK	62	Owned
Cygnet Hospital—Bierley	Bradford, UK	63	Owned
Cygnet Hospital—Blackheath	London, UK	32	Leased
Cygnet Hospital Bury	Bury, UK	167	Owned
Cygnet Hospital Clifton	Nottingham, UK	25	Owned
Cygnet Hospital—Derby	Derby, UK	50	Owned
Cygnet Hospital—Ealing	Ealing, UK	26	Owned
Cygnet Hospital—Godden Green	Sevenoaks, UK	39	Owned
Cygnet Hospital—Harrogate	Middlesex, UK	36	Owned
Cygnet Hospital—Harrow	Harrow, UK	61	Owned
Cygnet Hospital Hexham	Northumberland, UK	27	Owned
Cygnet Hospital—Kewstoke	Weston-super-Mare, UK	72	Owned
Cygnet Hospital Sheffield	Sheffield, UK	57	Owned
Cygnet Hospital—Stevenage	Stevenage, UK	88	Owned
Cygnet Hospital—Taunton	Taunton, UK	57	Owned
Cygnet Hospital Woking	Woking, UK	60	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Cygnet Hospital—Wyke	Bradford, UK	52	Owned
Cygnet Joyce Parker Hospital	Coventry, UK	56	Owned
Cygnet Lodge	Sutton-in-Ashfield, UK	8	Owned
Cygnet Lodge—Brighouse	Brighouse, UK	25	Owned
Cygnet Lodge – Kenton	Middlesex, UK	15	Owned
Cygnet Lodge—Lewisham	London, UK	17	Owned
Cygnet Lodge – Salford	Manchester, UK	24	Owned
Cygnet Lodge – Woking	Woking, UK	31	Owned
Cygnet Manor	Shirebrook, UK	20	Owned
Cygnet Newham House	Middlesbrough, UK	20	Owned
Cygnet Nield House	Crewe, UK	30	Owned
Cygnet Oaks	Barnsley, UK	35	Owned
Cygnet Pindar House	Barnsley, UK	22	Owned
Cygnet Raglan House	West Midlands, UK	25	Owned
Cygnet Sedgley House	Wolverhampton, UK	20	Owned
Cygnet Sedgley Lodge	Wolverhampton, UK	14	Owned
Cygnet Sherwood House	Mansfield, UK	30	Owned
Cygnet Sherwood Lodge	Mansfield, UK	17	Owned
Cygnet St. Augustine's	Stoke on Trent, UK	32	Owned
Cygnet St. Teilo House	Gwent, UK	23	Owned
Cygnet St. Williams	Darlington, UK	12	Owned
Cygnet Storthfield House	Derbyshire, UK	22	Owned
Cygnet Victoria House	Darlington, UK	6	Owned
Cygnet Views	Matlock, UK	10	Owned
Cygnet Wallace Hospital	Dundee, UK	10	Owned
Cygnet Wast Hills	Birmingham, UK	26	Owned
Cygnet Woodside	Bradford, UK	9	Owned
Dene Brook	Rotherham, UK	13	Owned
Devon Lodge	Southampton, UK	12	Owned
Dove Valley Mews	Barnsley, UK	10	Owned
Ducks Halt	Essex, UK	5	Owned
Eleni House	Essex, UK	8	Owned
Ellen Mhor	Dundee, UK	12	Owned
Elston House	Newark, UK	8	Owned
Fairways	Ipswich, UK	8	Owned
Farm Lodge	Rainham, UK	5	Owned
The Fields	Sheffield, UK	54	Owned
Highwoods	Colchester, UK	20	Owned
Gables	Essex, UK	7	Owned
Gledcliffe Road	Huddersfield, UK	6	Owned
Gledholt	Huddersfield, UK	9	Owned
Gledholt Mews	Huddersfield, UK	21	Owned
Glyn House	Stoke on Trent, UK	5	Owned
Hawkstone	Keighley, UK	10	Owned
Hollyhurst	Darlington, UK	19	Owned
Hope House	Hartlepool, UK	11	Owned
Kirkside House	Leeds, UK	7	Owned
Kirkside Lodge	Leeds, UK	8	Owned
Langdale Coach House	Huddersfield, UK	3	Owned
Langdale House	Huddersfield, UK	8	Owned
Larch Court	Essex, UK	4	Owned
Limes Houses	Mansfield, UK	6	Owned
Lindsay House	Dundee, UK	2	Owned
Longfield House	Bradford, UK	9	Owned
Lowry House	Hyde, UK	12	Owned
Maidstone	Maidstone, UK	65	Owned

United Kingdom:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Marion House	Derby, UK	5	Owned
Meadows Mews	Tipton, UK	10	Owned
Morgan House	Stoke on Trent, UK	5	Owned
Newbus Grange	Neasham, UK	17	Owned
Nightingale	Dorset, UK	10	Owned
Norcott House	Liversedge, UK	11	Owned
Norcott Lodge	Liversedge, UK	9	Owned
Oak Court	Essex, UK	12	Owned
Oakhurst Lodge	Hampshire, UK	8	Owned
Oaklands	Northumberland, UK	19	Owned
Old Leigh House	Essex, UK	7	Leased
The Orchards	Essex, UK	5	Owned
Outwood	Leeds, UK	10	Owned
Oxley Lodge	Huddersfield, UK	4	Owned
Oxley Woodhouse	Huddersfield, UK	13	Owned
Pines	Mansfield Woodhouse, UK	7	Owned
Ramsey	Colchester, UK	21	Owned
Ranaich House	Dunblane, UK	14	Owned
Redlands	Darlington, UK	5	Owned
Rhyd Alyn	Flintshire, UK	6	Owned
Shear Meadow	Hemel Hempstead, UK	4	Owned
Sherwood Lodge Step Down	Mansfield, UK	9	Owned
The Squirrels	Hampshire, UK	9	Owned
4, 5, 7 The Sycamores	South Normanton, UK	6	Owned
15 The Sycamores	South Normanton, UK	4	Owned
Tabley House Nursing Home	Knutsford, UK	51	Leased
Thistle House	Dundee, UK	10	Owned
Thornfield Grange	Bishop Auckland, UK	9	Owned
Thornfield House	Bradford, UK	7	Owned
Thors Park	Essex, UK	14	Owned
Toller Road	Leicestershire, UK	8	Owned
Trinity House	Galloway, UK	13	Owned
Tupwood Gate Nursing Home	Caterham, UK	33	Owned
1Vincent Court	Lancashire, UK	5	Owned
Walkern Lodge	Stevenage, UK	4	Owned
Willow House	Birmingham, UK	8	Owned
12 Woodcross Street	Wolverhampton, UK	8	Owned
Woodrow House	Stockport, UK	9	Owned
Yew Trees	Essex, UK	10	Owned

Puerto Rico:

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
First Hospital Panamericano—Cidra	Cidra, Puerto Rico	165	Owned
First Hospital Panamericano—San Juan	San Juan, Puerto Rico	45	Leased
First Hospital Panamericano—Ponce	Ponce, Puerto Rico	30	Leased

Outpatient Behavioral Health Care Facilities

United States:

Name of Facility	Location	Real Property Ownership Interest
Arbour Counseling Services	Rockland, Massachusetts	Owned
The Canyon at Santa Monica	Santa Monica, California	Leased
Foundations San Francisco	San Francisco, California	Leased
Michael's House Outpatient	Palm Springs, California	Leased
The Pointe Outpatient Behavioral Health Services	Little Rock, Arkansas	Leased
Saint Louis Behavioral Medicine Institute	St. Louis, Missouri	Owned
Skywood Outpatient	Royal Oak, Michigan	Leased
Talbott Recovery	Atlanta, Georgia	Owned

United Kingdom:

Name of Facility	Location	Real Property Ownership Interest
Long Eaton Day Services	Nottingham, UK	Owned
Sheffield Day Services	Sheffield, UK	Owned

Outpatient Centers and Surgical Hospital

Name of Facility	Location	Real Property Ownership Interest
Aiken Surgery Center	Aiken, South Carolina	Owned
Cancer Care Institute of Carolina	Aiken, South Carolina	Owned
Cornerstone Regional Hospital (3)	Edinburg, Texas	Leased
Manatee Diagnostic Center	Bradenton, Florida	Leased
Palms Westside Clinic ASC (5)	Royal Palm Beach, Florida	Leased
Quail Surgical and Pain Management Center (10)	Reno, Nevada	Leased
Riverside Medical Clinic Surgery Center	Riverside, California	Leased
Temecula Valley Day Surgery (4)	Murrieta, California	Leased

(1) Real property leased from Universal Health Realty Income Trust.
(2) These entities are consolidated under one license operating as the South Texas Health System.
(3) We manage and own a noncontrolling interest of approximately 50% in the entity that operates this facility.
(4) We manage and own a majority interest in an LLC that owns and operates this center.
(5) We own a noncontrolling ownership interest of approximately 50% in the entity that operates this facility that is managed by a third-party.
(6) We hold an 93% ownership interest in this facility through both general and limited partnership interests. The remaining 7% ownership interest is held by unaffiliated third parties.
(7) Land of this facility is leased.
(8) We manage and own a noncontrolling interest of 50% in this facility. The remaining 50% ownership interest is held by an unaffiliated third party. Land of this facility is leased from the unaffiliated third party member.
(9) We manage and hold an 80% ownership interest in this facility. The remaining 20% ownership interest is held by an unaffiliated third party.
(10) We hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by unaffiliated third parties.
(11) We manage and hold a 52% ownership interest in this facility. The remaining 48% ownership interest is held by an unaffiliated third party.

(12) We manage and hold a 74.1% ownership interest in this facility. The remaining 25.9% ownership interest is held by an unaffiliated third party.

(13) We manage and hold a 75% ownership interest in this facility. The remaining 25% ownership interest is held by an unaffiliated third party.

(14) We manage and hold a 51% ownership interest in this facility. The remaining 49% ownership interest is held by an unaffiliated third party.

(15) We manage and hold a 80% ownership interest in this facility. The remaining 20% ownership interest is held by an unaffiliated third party.

(16) We manage and hold a 70% ownership interest in this facility. The remaining 30% ownership interest is held by an unaffiliated third party.

(17) We manage and hold a 75% ownership interest in this facility. The remaining 25% ownership interest is held by an unaffiliated third party.

(18) We manage and hold a 74% ownership interest in this facility. The remaining 26% ownership interest is held by an unaffiliated third party.

(19) The land of this facility is leased pursuant to the terms of a lease that is scheduled to expire in August, 2082. The lease contains one, twenty-five year renewal option.

We own or lease medical office buildings adjoining some of our hospitals. We believe that the leases on the facilities, medical office buildings and other real estate leased or owned by us do not impose any material limitation on our operations. The aggregate lease payments on facilities leased by us were $104 million in 2022, $93 million in 2021 and $82 million in 2020.

ITEM 3. *Legal Proceedings*

The information regarding our legal proceedings is contained in *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies*, as included this Form 10-K, is incorporated herein by reference.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class B Common Stock is traded on the New York Stock Exchange under the symbol UHS. Shares of our Class A, Class C and Class D Common Stock are not traded in any public market, but are each convertible into shares of our Class B Common Stock on a share-for-share basis.

The number of stockholders of record as of January 31, 2023, were as follows:

Class A Common	17
Class B Common	729
Class C Common	1
Class D Common	85

Stock Repurchase Programs

As of December 31, 2021, we had an aggregate available purchase authorization of $358.2 million. In February, 2022, our Board of Directors authorized a $1.4 billion increase to the program. As of December 31, 2022, we had an aggregate available repurchase authorization of $947.37 million. Pursuant to this program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

As reflected below, during the fourth quarter of 2022, we have repurchased approximately 812,141 shares at an aggregate cost of approximately $107.23 million (approximately $132.03 per share) pursuant to the terms of our stock repurchase program. In addition, during the three-month period ended December 31, 2022, 17,727 shares were repurchased in connection with income tax withholding obligations resulting from stock-based compensation programs. For the year ended December 31, 2022, we have repurchased approximately 6.67 million shares at an aggregate cost of approximately $810.86 million (approximately $121.63 per share). In addition, for the year ended December 31, 2022, 153,305 shares were repurchased in connection with income tax withholding obligations resulting from stock-based compensation programs.

During the period of October 1, 2022 through December 31, 2022, we repurchased the following shares:

	Additional Dollars Authorized For Repurchase (in thousands)	Total number of shares purchased (1)	Total number of shares cancelled	Average price paid per share for forfeited restricted shares	Total Number of shares purchased as part of publicly announced programs (2)	Average price paid per share for shares purchased as part of publicly announced program	Aggregate purchase price paid (in thousands)	Maximum number of dollars that may yet be purchased under the program (in thousands)
October, 2022	—	1,730	745	$ 0.01	—	$ —	$ —	$ 1,054,597
November, 2022	—	191,955	286	$ 0.01	182,141	$ 129.64	$ 23,612	$ 1,030,985
December, 2022	—	637,764	550	$ 0.01	630,000	$ 132.73	$ 83,617	$ 947,368
Total October through December	$ -	831,449	1,581	$ 0.01	812,141	$ 132.03	$ 107,229	

(1)   Includes shares that were repurchased in connection with income tax withholding obligations resulting from the exercise of stock options and the vesting of restricted stock grants. Also includes 745, 286 and 550 restricted shares that were forfeited and canceled by former employees pursuant to the terms of our restricted stock purchase plan during October, November and December, 2022, respectively.

(2)   The only publicly announced program pursuant to which the shares were repurchased was the share repurchase program described above. There is no other plan or program that has expired during this time period. Also, there is no other plan or program that we have determined to terminate prior to expiration, or under which we do not intend to make further purchases.

Dividends

During the year ended December 31, 2022 we paid dividends of $0.80 per share. Dividend equivalents are accrued on unvested restricted stock units and are paid upon vesting of the restricted stock unit.

Our Credit Agreement contains covenants that include limitations on, among other things, dividends and stock repurchases (see below in *Capital Resources-Credit Facilities and Outstanding Debt Securities*).

Equity Compensation

Refer to Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this report for information regarding securities authorized for issuance under our equity compensation plans.

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the stock included in the Standard & Poor's 500 Index and a Peer Group Index during the five-year period ended December 31, 2022. The graph assumes an investment of $100 made in our common stock and each Index as of January 1, 2018 and has been weighted based on market capitalization. Note that our common stock price performance shown below should not be viewed as being indicative of future performance.

Companies in the peer group, which consist of companies in the S&P 500 Index or S&P MidCap 400 Index are as follows: Acadia Healthcare Company, Inc., Community Health Systems, Inc., HCA Healthcare, Inc., LifePoint Health, Inc. (included until November, 2018, when it was acquired by Apollo Management) and Tenet Healthcare Corporation.



Company Name / Index	2017 Base	2018	2019	2020	2021	2022
Universal Health Services, Inc.	$ 100.00	$ 103.16	$ 127.53	$ 122.42	$ 116.10	$ 126.98
S&P 500 Index	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88
Peer Group	$ 100.00	$ 135.63	$ 168.65	$ 192.34	$ 304.63	$ 281.64

ITEM 6.   [RESERVED]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to promote an understanding of our operating results and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to the Consolidated Financial Statements, as included in this Annual Report on Form 10-K. The MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under *Item 1A. Risk Factors,* and below in *Forward-Looking Statements and Risk Factors* and as included elsewhere in this Annual Report on Form 10-K. This section generally discusses our results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021. For discussion of our result of operations and changes in our financial condition for the year ended December 31, 2021 as compared to the year ended December 31, 2020, please refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on February 24, 2022.

Overview

Our principal business is owning and operating, through our subsidiaries, acute care hospitals and outpatient facilities and behavioral health care facilities.

As of February 27, 2023, we owned and/or operated 359 inpatient facilities and 39 outpatient and other facilities including the following located in 39 states, Washington, D.C., the United Kingdom and Puerto Rico:

Acute care facilities located in the U.S.:

- 28 inpatient acute care hospitals;
- 21 free-standing emergency departments, and;
- 7 outpatient centers & 1 surgical hospital.

Behavioral health care facilities (331 inpatient facilities and 10 outpatient facilities):

Located in the U.S.:

- 185 inpatient behavioral health care facilities, and;
- 8 outpatient behavioral health care facilities.

Located in the U.K.:

- 143 inpatient behavioral health care facilities, and;
- 2 outpatient behavioral health care facilities.

Located in Puerto Rico:

- 3 inpatient behavioral health care facilities.

Net revenues from our acute care hospitals, outpatient facilities and commercial health insurer accounted for 57% of our consolidated net revenues during 2022 and 56% during 2021. Net revenues from our behavioral health care facilities and commercial health insurer accounted for 43% of our consolidated net revenues during 2022 and 44% during 2021.

Our behavioral health care facilities located in the U.K. generated net revenues of approximately $685 million in 2022 and $688 million in 2021. Total assets at our U.K. behavioral health care facilities were approximately $1.235 billion as of December 31, 2022 and $1.351 billion as of December 31, 2021.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Forward-Looking Statements and Risk Factors

You should carefully review the information contained in this Annual Report, and should particularly consider any risk factors that we set forth in this Annual Report on Form 10-K for the year ended December 31, 2022, and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will or will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, or the negative of those words and expressions, as well as statements in future tense, identify forward-looking statements. In evaluating those statements, you should specifically consider various factors, including the risks related to healthcare industry trends and those set forth herein in *Item 1A. Risk Factors.* Those factors may cause our actual results to differ materially from any of our forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that are difficult to predict and many of which are outside of our control. Many factors, including those set forth herein in *Item 1A. Risk Factors*, and other important factors disclosed in this report, and from time to time in our other filings with the SEC, could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- we are subject to risks associated with public health threats and epidemics, including the health concerns relating to the COVID-19 pandemic. In January 2020, the Centers for Disease Control and Prevention ("CDC") confirmed the spread of the disease to the United States. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The federal government has declared COVID-19 a national emergency, as many federal and state authorities have implemented aggressive measures to "flatten the curve" of confirmed individuals diagnosed with COVID-19 in an attempt to curtail the spread of the virus and to avoid overwhelming the health care system;

- the impact of the COVID-19 pandemic, which began during the second half of March, 2020, has had a material effect on our operations and financial results since that time. The length and extent of the disruptions caused by the COVID-19 pandemic are currently unknown; however, we expect such disruptions to continue into the future. Since the future volumes and severity of COVID-19 patients remain highly uncertain and subject to change, including potential increases in future COVID-19 patient volumes caused by new variants of the virus, as well as related pressures on staffing and wage rates, we are not able to fully quantify the impact that these factors will have on our future financial results. However, developments related to the COVID-19 pandemic could continue to materially affect our financial performance. Even after the COVID-19 pandemic has subsided, we may continue to experience materially adverse impacts on our financial condition and our results of operations as a result of its macroeconomic impact, including the risks of a global recession or a recession in one or more of our key markets, the impact they may have on us and our customers and our assessment of that impact, and any disruptions and inefficiencies in the supply chain, and many of our known risks described in the *Risk Factors* section of our Annual Report on Form 10-K for the year ended December 31, 2022;

- the nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. Like others in the healthcare industry, we continue to experience a shortage of nurses and other clinical staff and support personnel at our acute care and behavioral health care hospitals in many geographic areas. In some areas, the labor scarcity is putting a strain on our resources and staff, which has required us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. This staffing shortage has required us to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. At certain facilities, particularly within our behavioral health care segment, we have been unable to fill all vacant positions and, consequently, have been required to limit patient volumes. These factors, which had a material unfavorable impact on our results of operations during 2022, are expected to continue to have an unfavorable material impact on our results of operations for the foreseeable future;

- the Centers for Medicare and Medicaid Services ("CMS") issued an Interim Final Rule ("IFR") effective November 5, 2021 mandating COVID-19 vaccinations for all applicable staff at all Medicare and Medicaid certified facilities. Under the IFR, facilities covered by this regulation must establish a policy ensuring all eligible staff have received the COVID-19 vaccine prior to providing any care, treatment, or other services. All eligible staff must have received the necessary shots to be fully vaccinated. The regulation also provides for exemptions based on recognized medical conditions or religious beliefs, observances, or practices. Under the IFR, facilities must develop a similar process or plan for permitting exemptions in alignment with federal law. If facilities fail to comply with the IFR by the deadlines established, they are subject to potential termination from the Medicare and Medicaid program for non-compliance. We cannot predict at this time the potential viability or impact of any additional vaccination requirements. Implementation of these rules could have an impact on staffing at our facilities for those employees that are not vaccinated in accordance with IFR requirements, and associated loss of revenues and increased costs resulting from staffing issues could have a material adverse effect on our financial results;

- the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), a stimulus package signed into law on March 27, 2020, authorizes $100 billion in grant funding to hospitals and other healthcare providers to be distributed through the Public Health and Social Services Emergency Fund (the "PHSSEF"). These funds are not required to be repaid provided the recipients attest to and comply with certain terms and conditions, including limitations on balance billing and not using PHSSEF funds to reimburse expenses or losses that other sources are obligated to reimburse. However, since the expenses and losses will be ultimately measured over the life of the COVID-19 pandemic, potential retrospective unfavorable adjustments in future periods, of funds recorded as revenues in prior periods, could occur. The U.S. Department of Health and Human Services ("HHS") initially distributed $30 billion of this funding based on each provider's share of total Medicare fee-for-service reimbursement in 2019. Subsequently, HHS determined that CARES Act funding (including the $30 billion already distributed) would be allocated proportional to providers' share of 2018 net patient revenue. We have received payments from these initial distributions of the PHSSEF as disclosed herein. HHS has indicated that distributions of the remaining $50 billion will be targeted primarily to hospitals in COVID-19 high impact areas, to rural providers, safety net hospitals and certain Medicaid providers and to reimburse providers for COVID-19 related treatment of uninsured patients. We have received payments from these targeted distributions of the PHSSEF, as disclosed herein. The CARES Act also makes other forms of financial assistance available to healthcare providers, including through Medicare and Medicaid payment adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which made available accelerated payments of Medicare funds in order to increase cash flow to providers. On April 26, 2020, CMS announced it was reevaluating and temporarily suspending the Medicare Accelerated and Advance Payment Program in light of the availability of the PHSSEF and the significant funds available through other programs. We have received accelerated payments under this program during 2020, and returned early all of those funds during the first quarter of 2021, as disclosed herein. The Paycheck Protection Program and Health Care Enhancement Act (the "PPPHCE Act"), a stimulus package signed into law on April 24, 2020, includes additional emergency appropriations for COVID-19 response, including $75 billion to be distributed to eligible providers through the PHSSEF. A third phase of PHSSEF allocations made $24.5 billion available for providers who previously received, rejected or accepted PHSSEF payments. Applicants that had not yet received PHSSEF payments of 2 percent of patient revenue were to receive a payment that, when combined with prior payments (if any), equals 2 percent of patient care revenue. Providers that have already received payments of approximately 2 percent of annual revenue from patient care were potentially eligible for an additional payment. Recipients will not be required to repay the government for PHSSEF funds received, provided they comply with HHS defined terms and conditions. On December 27, 2020, the Consolidated Appropriations Act, 2021 ("CAA") was signed into law. The CAA appropriated an additional $3 billion to the PHSSEF, codified flexibility for providers to calculate lost revenues, and permitted parent organizations to allocate PHSSEF targeted distributions to subsidiary organizations. The CAA also provides that not less than 85 percent of the unobligated PHSSEF amounts and any future funds recovered from health care providers should be used for additional distributions that consider financial losses and changes in operating expenses in the third or fourth quarters of 2020 and the first quarter of 2021 that are attributable to the coronavirus. The CAA provided additional funding for testing, contact tracing and vaccine administration. Providers receiving payments were required to sign terms and conditions regarding utilization of the payments. Any provider receiving funds in excess of $10,000 in the aggregate will be required to report data elements to HHS detailing utilization of the payments, and we will be required to file such reports. We, and other providers, will report healthcare related expenses attributable to COVID-19 that have not been reimbursed by another source, which may include general and administrative or healthcare related operating expenses. Funds may also be applied to lost revenues, represented as a negative change in year-over-year net patient care operating income. The deadline for using all Provider Relief Fund payments depends on the date of the payment received period; payments received in the first period of April 10, 2020 to June 30, 2020 were to have been expended by June 30, 2021 and payments received in the fourth period of July 1, 2021 to December 31, 2021 were to have been expended by December 31, 2022. The American Rescue Plan Act of 2021 ("ARPA"), enacted on March 11, 2021, included funding directed at detecting, diagnosing, tracing, and monitoring COVID-19 infections; establishing community vaccination centers and mobile vaccine units; promoting, distributing, and tracking COVID-19 vaccines; and reimbursing rural hospitals and facilities for healthcare-related expenses and lost revenues attributable to COVID-19. ARPA increased the eligibility for, and amount of, premium tax credits to purchase health coverage through Patient Protection and Affordable Care Act, as amended by the Health and Education Reconciliation Act (collectively, the "Legislation"). Further, ARPA set the Medicaid program's federal medical assistance percentage ("FMAP") at 100 percent for amounts expended for COVID-19 vaccines and vaccine administration. ARPA also increases the FMAP by 5 percent for eight calendar quarters to incentivize states to expand their Medicaid programs. Finally, ARPA provides subsidies to cover 100 percent of health insurance premiums under the Consolidated Omnibus Budget Reconciliation Act through September 30, 2021. There is a high degree of uncertainty surrounding the implementation of the CARES Act, the PPPHCE Act, the CAA and ARPA, and the federal government may consider additional stimulus and relief efforts, but we are unable to predict whether additional stimulus measures will be enacted or their impact. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law and phases out the enhanced FMAP rate and fully eliminates the increase on December 31, 2023. States are also permitted to begin Medicaid eligibility redeterminations on March 31, 2023, which is anticipated to result in a large decrease in Medicaid enrollment. There can be no assurance as to the total amount of financial and other types of assistance we will receive under the CARES Act, the PPPHCE Act, the CAA and the ARPA, and it is difficult to predict the impact of such legislation on our operations or how they will affect operations of our competitors. Moreover, we are unable to assess the extent to which anticipated negative impacts on us arising from the COVID-19 pandemic will be offset by amounts or benefits received or to be received under the CARES Act, the PPPHCE Act, the CAA and the ARPA;

- HHS had adopted certain reimbursement policies and regulatory flexibilities favorable to providers during the Public Health Emergency ("PHE") declared in response to the COVID-19 pandemic. HHS has published guidance indicating its intent for the PHE to expire on May 11, 2023. The end of the PHE status will result in the conclusion of those policies over various designated timeframes. We cannot predict whether the loss of any such favorable conditions available to providers during the declared PHE will ultimately have a negative financial impact on us;

- our ability to comply with the existing laws and government regulations, and/or changes in laws and government regulations;

- an increasing number of legislative initiatives have been passed into law that may result in major changes in the health care delivery system on a national or state level. For example, Congress has reduced to $0 the penalty for failing to maintain health coverage that was part of the original Legislation as part of the Tax Cuts and Jobs Act. President Biden has undertaken and is expected to undertake additional executive actions that will strengthen the Legislation and reverse the policies of the prior administration. To date, the Biden administration has issued executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the Legislation or the Medicaid program. The Inflation Reduction Act of 2022 ("IRA") was passed on August 16, 2022, which among other things, allows for CMS to negotiate prices for certain single-source drugs reimbursed under Medicare Part B and Part D. The ARPA's expansion of subsidies to purchase coverage through a Legislation exchange, which the IRA continued through 2025, is anticipated to increase exchange enrollment. The Trump Administration had directed the issuance of final rules (i) enabling the formation of association health plans that would be exempt from certain Legislation requirements such as the provision of essential health benefits, (ii) expanding the availability of short-term, limited duration health insurance, (iii) eliminating cost-sharing reduction payments to insurers that would otherwise offset deductibles and other out-of-pocket expenses for health plan enrollees at or below 250 percent of the federal poverty level, (iv) relaxing requirements for state innovation waivers that could reduce enrollment in the individual and small group markets and lead to additional enrollment in short-term, limited duration insurance and association health plans and (v) incentivizing the use of health reimbursement arrangements by employers to permit employees to purchase health insurance in the individual market. The uncertainty resulting from these Executive Branch policies may have led to reduced Exchange enrollment in 2018, 2019 and 2020. It is also anticipated that these policies, to the extent that they remain as implemented, may create additional cost and reimbursement pressures on hospitals, including ours. In addition, there have been numerous political and legal efforts to expand, repeal, replace or modify the Legislation since its enactment, some of which have been successful, in part, in modifying the Legislation, as well as court challenges to the constitutionality of the Legislation. The U.S. Supreme Court rejected the latest such case on June 17, 2021, when the Court held in *California v. Texas* that the plaintiffs lacked standing to challenge the Legislation's requirement to obtain minimum essential health insurance coverage, or the individual mandate. The Court dismissed the case without specifically ruling on the constitutionality of the Legislation. As a result, the Legislation will continue to remain law, in its entirety, likely for the foreseeable future. On September 7, 2022, the Legislation faced its most recent challenge when a Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that a requirement that certain health plans cover services without cost sharing violates the Appointments Clause of the U.S. Constitution and that the coverage of certain HIV prevention medication violates the Religious Freedom Restoration Act. Any future efforts to challenge, replace or replace the Legislation or expand or substantially amend its provision is unknown. See below in *Sources of Revenue and Health Care Reform* for additional disclosure;

- under the Legislation, hospitals are required to make public a list of their standard charges, and effective January 1, 2019, CMS has required that this disclosure be in machine-readable format and include charges for all hospital items and services and average charges for diagnosis-related groups. On November 27, 2019, CMS published a final rule on "Price Transparency Requirements for Hospitals to Make Standard Charges Public." This rule took effect on January 1, 2021 and requires all hospitals to also make public their payer-specific negotiated rates, minimum negotiated rates, maximum negotiated rates, and discounted cash rates, for all items and services, including individual items and services and service packages, that could be provided by a hospital to a patient. Failure to comply with these requirements may result in daily monetary penalties. On November 2, 2021, CMS released a final rule amending several hospital price transparency policies and increasing the amount of penalties for noncompliance through the use of a scaling factor based on hospital bed count;

- as part of the CAA, Congress passed legislation aimed at preventing or limiting patient balance billing in certain circumstances. The CAA addresses surprise medical bills stemming from emergency services, out-of-network ancillary providers at in-network facilities, and air ambulance carriers. The legislation prohibits surprise billing when out-of-network emergency services or out-of-network services at an in-network facility are provided, unless informed consent is received. In these circumstances providers are prohibited from billing the patient for any amounts that exceed in-network cost-sharing requirements. HHS, the Department of Labor and the Department of the Treasury have issued interim final rules, which begin to implement the legislation. The rules are expected to limit our ability to receive payment for services at usually higher out-of-network rates in certain circumstances and prohibit out-of-network payments in other circumstances. On February 28, 2022, a district judge in the Eastern District of Texas invalidated portions of the rule governing aspects of the Independent Dispute Resolution ("IDR") process. In light of this decision, the government issued a final rule on August 19, 2022 eliminating the rebuttable presumption in favor of the qualifying payment amount ("QPA") by the IDR entity and providing additional factors the IDR entity should consider when choosing between two competing offers. On September 22, 2022, the Texas Medical Association filed a lawsuit challenging the IDR process provided in the updated final rule and alleging that the final rule unlawfully elevates the QPA above other factors the IDR entity must consider. The American Hospital Association and American Medical Association have announced their intent to join this case as amici supporting the Texas Medical Association;

- possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payers or government based payers, including Medicare or Medicaid in the United States, and government based payers in the United Kingdom;

- our ability to enter into managed care provider agreements on acceptable terms and the ability of our competitors to do the same;

- the outcome of known and unknown litigation, government investigations, false claims act allegations, and liabilities and other claims asserted against us and other matters as disclosed in *Note 8 to the Consolidated Financial Statements - Commitments and Contingencies* and the effects of adverse publicity relating to such matters;

- competition from other healthcare providers (including physician owned facilities) in certain markets;

- technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;

- our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;

- demographic changes;

- there is a heightened risk of future cybersecurity threats, including ransomware attacks targeting healthcare providers. If successful, future cyberattacks could have a material adverse effect on our business. Any costs that we incur as a result of a data security incident or breach, including costs to update our security protocols to mitigate such an incident or breach could be significant. Any breach or failure in our operational security systems can result in loss of data or an unauthorized disclosure of or access to sensitive or confidential member or protected personal or health information and could result in significant penalties or fines, litigation, loss of customers, significant damage to our reputation and business, and other losses;

- the availability of suitable acquisition and divestiture opportunities and our ability to successfully integrate and improve our acquisitions since failure to achieve expected acquisition benefits from certain of our prior or future acquisitions could result in impairment charges for goodwill and purchased intangibles;

- the impact of severe weather conditions, including the effects of hurricanes and climate change;

- as discussed below in *Sources of Revenue,* we receive revenues from various state and county-based programs, including Medicaid in all the states in which we operate. We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Illinois, Pennsylvania, Washington, D.C., Florida, Kentucky and Massachusetts. We also receive Medicaid disproportionate share hospital payments in certain states including Texas and South Carolina. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states. We can provide no assurance that reductions to revenues earned pursuant to these programs, and the effect of the COVID-19 pandemic on state budgets, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations;

- our ability to continue to obtain capital on acceptable terms, including borrowed funds, to fund the future growth of our business;

- our inpatient acute care and behavioral health care facilities may experience decreasing admission and length of stay trends;

- our financial statements reflect large amounts due from various commercial and private payers and there can be no assurance that failure of the payers to remit amounts due to us will not have a material adverse effect on our future results of operations;

- the Budget Control Act of 2011 (the "2011 Act") imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Select Committee on Deficit Reduction (the "Joint Committee"), which was tasked with making recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented on March 1, 2013 resulting in Medicare payment reductions of up to 2% per fiscal year with a uniform percentage reduction across all Medicare programs. The Bipartisan Budget Act of 2015, enacted on November 2, 2015, continued the 2% reductions to Medicare reimbursement imposed under the 2011 Act. Recent legislation suspended payment reductions through December 31, 2021 in exchange for extended cuts through 2030. Subsequent legislation extended the payment reduction suspension through March 31, 2022, with a 1% payment reduction from then until June 30, 2022 and the full 2% payment reduction thereafter. The most recent legislation extended these reductions through 2032. We cannot predict whether Congress will restructure the implemented Medicare payment reductions or what other federal budget deficit reduction initiatives may be proposed by Congress going forward. See below in *2019 Novel Coronavirus Disease Medicare and Medicaid Payment Related Legislation – Medicare Sequestration Relief*, for additional disclosure related to the favorable effect the legislative extensions have had on our results of operations;

- uninsured and self-pay patients treated at our acute care facilities unfavorably impact our ability to satisfactorily and timely collect our self-pay patient accounts;

- changes in our business strategies or development plans;

- in June, 2016, the United Kingdom affirmatively voted in a non-binding referendum in favor of the exit of the United Kingdom ("U.K.") from the European Union (the "Brexit") and it was approved by vote of the British legislature. On March 29, 2017, the United Kingdom triggered Article 50 of the Lisbon Treaty, formally starting negotiations regarding its exit from the European Union. On January 31, 2020, the U.K. formally exited the European Union. On December 24, 2020, the United Kingdom and the European Union reached a post-Brexit trade and cooperation agreement that created new business and security requirements and preserved the United Kingdom's tariff- and quota-free access to the European Union member states. The trade and cooperation agreement was provisionally applied as of January 1, 2021 and entered into force on May 1, 2021, following ratification by the European Union. We do not know to what extent Brexit will ultimately impact the business and regulatory environment in the U.K., the European Union, or other countries. Any of these effects of Brexit, and others we cannot anticipate, could harm our business, financial condition and results of operations;

- in 2021, the rate of inflation in the United States began to increase and has since risen to levels not experienced in over 40 years. We are experiencing inflationary pressures, primarily in personnel costs, and we anticipate impacts on other cost areas within the next twelve months. The extent of any future impacts from inflation on our business and our results of operations will be dependent upon how long the elevated inflation levels persist and the extent to which the rate of inflation further increases, if at all, neither of which we are able to predict. If elevated levels of inflation were to persist or if the rate of inflation were to accelerate, our expenses could increase faster than anticipated and we may utilize our capital resources sooner than expected. Further, given the complexities of the reimbursement landscape in which we operate, our payers may be unwilling or unable to increase reimbursement rates to compensate for inflationary impacts. Although we have hedged some of our floating rate indebtedness, the rapid increase in interest rates have increased our interest expense significantly increasing our expenses and reducing our free cash flow and our ability to access the capital markets on favorable terms. As such, the effects of inflation may adversely impact our results of operations, financial condition and cash flows;

- we have exposure to fluctuations in foreign currency exchange rates, primarily the pound sterling. We have international subsidiaries that operate in the United Kingdom. We routinely hedge our exposures to foreign currencies with certain financial institutions in an effort to minimize the impact of certain currency exchange rate fluctuations, but these hedges may be inadequate to protect us from currency exchange rate fluctuations. To the extent that these hedges are inadequate, our reported financial results or the way we conduct our business could be adversely affected. Furthermore, if a financial counterparty to our hedges experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material financial losses, and;

- other factors referenced herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, as outlined above, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition could differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our significant accounting policies is outlined in Note 1 to the financial statements. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Revenue Recognition: We report net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. We have agreements with third-party payers that provide for payments to us at amounts different from our established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans, which represent explicit price concessions, are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payers may be different from the amounts we estimate and record.

See *Note 10 to the Consolidated Financial Statements-Revenue Recognition*, for additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2022, 2021 or 2020. If it were to occur, each 1% adjustment to our estimated net Medicare revenues that are subject to retrospective review and settlement as of December 31, 2022, would change our after-tax net income by approximately $1 million.

Charity Care, Uninsured Discounts and Other Adjustments to Revenue: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters.

Historically, a significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income of various amounts, dependent upon the state, ranging from 200% to 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, the transaction price is fully adjusted and there is no impact in our net revenues or in our accounts receivable, net.

A portion of the accounts receivable at our acute care facilities are comprised of Medicaid accounts that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates, subject to the ultimate disposition of the patient's Medicaid eligibility. When the patient's ultimate eligibility is determined, reclassifications may occur which impacts net revenues in future periods. Although the patient's ultimate eligibility determination may result in adjustments to net revenues, these adjustments did not have a material impact on our results of operations in 2022 or 2021 since our facilities make estimates at each financial reporting period to adjust revenue based on historical collections.

We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, the transaction price is fully adjusted and there is no impact in our net revenues or in our net accounts receivable. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care (charity care and uninsured discounts):

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2022 and 2021:

| | (dollar amounts in thousands) | | | |
| | 2022 | | 2021 | |
	Amount	%	Amount	%
Charity care	$ 786,962	35%	$ 661,965	33%
Uninsured discounts	1,474,933	65%	1,336,319	67%
Total uncompensated care	$ 2,261,895	100%	$ 1,998,284	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the adjustments to net revenues and uncompensated care provided could have a material unfavorable impact on our future operating results.

| | (amounts in thousands) | |
	2022	2021
Estimated cost of providing charity care	$ 85,434	$ 72,095
Estimated cost of providing uninsured discounts related care	160,122	145,538
Estimated cost of providing uncompensated care	$ 245,556	$ 217,633

Self-Insured/Other Insurance Risks: We provide for self-insured risks, primarily general and professional liability claims, workers' compensation claims and healthcare and dental claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense.

In addition, we also: (i) own commercial health insurers headquartered in Nevada and Puerto Rico, and; (ii) maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs/operations include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported. Given our significant insurance-related exposure, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

See *Note 8 to the Consolidated Financial Statements-Commitments and Contingencies* for additional disclosure related to our self-insured general and professional liability and workers' compensation liability.

Long-Lived Assets: We review our long-lived assets for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates. Please see additional disclosure below in *Provision for Asset Impairment*.

Goodwill and Intangible Assets: Goodwill and indefinite-lived intangible assets are reviewed for impairment at the reporting unit level on an annual basis or more often if indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated October 1st as our annual impairment assessment date for our goodwill and indefinite-lived intangible assets.

We performed an impairment assessment as of October 1, 2022 which indicated no impairment of goodwill. There was no goodwill impairment during 2021.

Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill or indefinite-lived intangible assets.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state and foreign net operating loss carry-forwards, tax credits, and interest deduction limitations.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Note 6 to the Consolidated Financial Statements-Income Taxes* for additional disclosure of our effective tax rates.

Recent Accounting Pronouncements: For a summary of recent accounting pronouncements, please see *Note 1 to the Consolidated Financial Statements-Accounting Standards* as included in this Report on Form 10-K for the year ended December 31, 2022.

CARES Act and Other Governmental Grants and Medicare Accelerated Payments: Please see *Sources of Revenue- 2019 Novel Coronavirus Disease Medicare and Medicaid Payment Related Legislation* below for additional disclosure.

Results of Operations

COVID-19, Clinical Staffing Shortage and Effects of Inflation:

The impact of the COVID-19 pandemic, which began during the second half of March, 2020, has had a material effect on our operations and financial results since that time. The length and extent of the disruptions caused by the COVID-19 pandemic are currently unknown; however, we expect such disruptions to continue into the future. Since the future volumes and severity of COVID-19 patients remain highly uncertain and subject to change, including potential increases in future COVID-19 patient volumes caused by new variants of the virus, as well as related pressures on staffing and wage rates, we are not able to fully quantify the impact that these factors will have on our future financial results. However, developments related to the COVID-19 pandemic could continue to materially affect our financial performance.

The healthcare industry is labor intensive and salaries, wages and benefits are subject to inflationary pressures, as are supplies expense and other operating expenses. In addition, the nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. Like others in the healthcare industry, we continue to experience a shortage of nurses and other clinical staff and support personnel at our acute care and behavioral health care hospitals in many geographic areas. In some areas, the labor scarcity is putting a strain on our resources and staff, which has required us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. This staffing shortage has required us to hire expensive temporary personnel and/or enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel. At certain facilities, particularly within our behavioral health care segment, we have been unable to fill all vacant positions and, consequently, have been required to limit patient volumes. This staffing shortage may require us to further enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel or require us to hire expensive temporary personnel. We have also experienced cost increases related to the procurement of medical supplies as well as certain of our other operating expenses which we believe resulted from supply chain disruptions as well as general inflationary pressures. These factors, which had a material unfavorable impact on our results of operations during 2022, have been moderating to a certain degree but are expected to continue to have an unfavorable material impact on our results of operations for the foreseeable future.

Although our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which, in certain circumstances, limit our ability to increase prices, we have been negotiating increased rates from commercial insurers to defray our increased cost of providing patient care. In addition, we have implemented various productivity enhancement programs and cost reduction initiatives including, but not limited to, the following: team-based patient care initiatives designed to optimize the level of patient care services provided by our licensed nurses/clinicians; efforts to reduce utilization of, and rates paid for, premium pay labor; consolidation of medical supply vendors to increase purchasing discounts; review and reduction of clinical variation in connection with the utilization of medical supplies, and; various other efforts to increase productivity and/or reduce costs including investments in new information technology applications.

The following table summarizes our results of operations, and is used in the discussion below, for the years ended December 31, 2022 and 2021 (dollar amounts in thousands):

	Year Ended December 31,					
	2022		2021		2020	
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 13,399,370	100.0%	$ 12,642,117	100.0%	$ 11,558,897	100.0%
Operating charges:						
Salaries, wages and benefits	6,762,256	50.5%	6,163,944	48.8%	5,613,097	48.6%
Other operating expenses	3,445,733	25.7%	3,035,869	24.0%	2,672,762	23.1%
Supplies expense	1,474,339	11.0%	1,427,134	11.3%	1,288,132	11.1%
Depreciation and amortization	581,861	4.3%	533,213	4.2%	510,493	4.4%
Lease and rental expense	131,626	1.0%	118,863	0.9%	116,059	1.0%
Subtotal-operating expenses	12,395,815	92.5%	11,279,023	89.2%	10,200,543	88.2%
Income from operations	1,003,555	7.5%	1,363,094	10.8%	1,358,354	11.8%
Interest expense, net	126,889	0.9%	83,672	0.7%	106,285	0.9%
Other (income) expense, net	10,406	0.1%	(13,891)	-0.1%	(14)	0.0%
Income before income taxes	866,260	6.5%	1,293,313	10.2%	1,252,083	10.8%
Provision for income taxes	209,278	1.6%	305,681	2.4%	299,293	2.6%
Net income	656,982	4.9%	987,632	7.8%	952,790	8.2%
Less: Net income (loss) attributable to noncontrolling interests	(18,627)	-0.1%	(3,958)	0.0%	8,837	0.1%
Net income attributable to UHS	$ 675,609	5.0%	$ 991,590	7.8%	$ 943,953	8.2%

Net revenues increased by 6.0%, or $757 million, to $13.40 billion during 2022 as compared to $12.64 billion during 2021. The increase in net revenues was primarily attributable to:

- a $507 million or 4.1% increase in net revenues generated from our acute care and behavioral health care operations owned during both periods (which we refer to as "same facility"), and;

- $250 million of other combined net increases including the revenues generated at facilities and businesses acquired during the past year, the revenues generated at a newly constructed, 158-bed acute care hospital located in Reno, Nevada, that opened in early April, 2022, and a $77 million increase in provider tax assessments programs (which had no impact on net income attributable to UHS as reflected above since the amounts were offset between net revenues and other operating expenses).

Income before income taxes decreased by $427 million to $866 million during 2022 as compared to $1.29 billion during 2021. The decrease was attributable to:

- a decrease of $305 million at our acute care facilities, as discussed below in *Acute Care Hospital Services*;

- a decrease of $45 million at our behavioral health care facilities, as discussed below in *Behavioral Health Services*;

- a decrease of $43 million due to an increase in interest expense due to an increase in our aggregate average outstanding borrowings as well as an increase in our weighted average cost of borrowings, as discussed below in *Other Operating Results-Interest Expense*, and;

- $34 million of other combined net decreases.

Net income attributable to UHS decreased by $316 million to $675 million during 2022 as compared to $992 million during 2021. This decrease was attributable to:

- a decrease of $427 million in income before income taxes, as discussed above;

- an increase of $15 million due to an increase in the loss attributable to noncontrolling interests, and;

- an increase of $96 million resulting from a net decrease in the provision for income taxes due primarily to the income tax benefit recorded in connection with the $412 million decrease in pre-tax income. Please see additional disclosure below in *Other Operating Results-Provision for Income Taxes and Effective Tax Rates.*

Increase to self-insured professional and general liability reserves:

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies.

As a result of unfavorable trends experienced during 2022 and 2021, included in our results of operations were pre-tax increases of $16 million during 2022, and $52 million during 2021, to our reserves for self-insured professional and general liability claims. During 2022, approximately $10 million of the reserves increase is included in our Same Facility basis acute care hospitals services' results, and approximately $6 million is included in our behavioral health services' results. During 2021, approximately $39 million of the reserves increase is included in our Same Facility basis acute care hospitals services' results, and approximately $13 million is included in our behavioral health services' results.

Acute Care Hospital Services

The following table sets forth certain operating statistics for our acute care hospital services for the years ended December 31, 2022 and 2021.

| | Same Facility Basis | | All | |
	2022	2021	2022	2021
Average licensed beds	6,760	6,566	6,923	6,566
Average available beds	6,588	6,394	6,751	6,394
Patient days	1,546,067	1,568,639	1,569,611	1,568,639
Average daily census	4,235.8	4,297.6	4,300.3	4,297.6
Occupancy-licensed beds	62.7%	65.5%	62.1%	65.5%
Occupancy-available beds	64.3%	67.2%	63.7%	67.2%
Admissions	307,462	305,296	311,537	305,296
Length of stay	5.0	5.1	5.0	5.1

Acute Care Hospital Services-Same Facility Basis

We believe that providing our results on a "Same Facility" basis (which is a non-GAAP measure), which includes the operating results for facilities and businesses operated in both the current year and prior year periods, is helpful to our investors as a measure of our operating performance. Our Same Facility results also neutralize (if applicable) the effect of items that are non-operational in nature including items such as, but not limited to, gains/losses on sales of assets and businesses, impacts of settlements, legal judgments and lawsuits, impairments of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods.

Our Same Facility basis results reflected on the tables below also exclude from net revenues and other operating expenses, provider tax assessments incurred in each period as discussed below *Sources of Revenue-Various State Medicaid Supplemental Payment Programs.* However, these provider tax assessments are included in net revenues and other operating expenses as reflected in the table below under *All Acute Care Hospital Services*. The provider tax assessments had no impact on the income before income taxes as reflected on the tables below since the amounts offset between net revenues and other operating expenses. To obtain a complete understanding of our financial performance, the Same Facility results should be examined in connection with our net income as determined in accordance with U.S. GAAP and as presented in the condensed consolidated financial statements and notes thereto as contained in this Annual Report on Form 10-K.

The following table summarizes the results of operations for our acute care hospital services on a same facility basis and is used in the discussions below for the years ended December 31, 2022 and 2021 (dollar amounts in thousands):

| | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 7,281,739	100.0%	$ 6,998,257	100.0%
Operating charges:				
Salaries, wages and benefits	3,221,550	44.2%	2,964,934	42.4%
Other operating expenses	1,860,791	25.6%	1,661,418	23.7%
Supplies expense	1,224,070	16.8%	1,224,499	17.5%
Depreciation and amortization	361,354	5.0%	329,755	4.7%
Lease and rental expense	76,649	1.1%	75,391	1.1%
Subtotal-operating expenses	6,744,414	92.6%	6,255,997	89.4%
Income from operations	537,325	7.4%	742,260	10.6%
Interest expense, net	1,109	0.0%	1,006	0.0%
Other (income) expense, net	1,493	0.0%	567	0.0%
Income before income taxes	$ 534,723	7.3%	$ 740,687	10.6%

During 2022, as compared to 2021, net revenues from our acute care hospital services, on a Same Facility basis, increased by $283 million or 4.1%. Income before income taxes (and before income attributable to noncontrolling interests) decreased by $206 million, or 28%, amounting to $535 million, or 7.3% of net revenues during 2022, as compared to $741 million, or 10.6% of net revenues during 2021.

During 2022, net revenue per adjusted admission decreased by 0.3% while net revenue per adjusted patient day increased by 1.9%, as compared to 2021. During 2022, as compared to 2021, inpatient admissions to our acute care hospitals increased by 0.7% and adjusted admissions (adjusted for outpatient activity) increased by 3.1%. Patient days at these facilities decreased by 1.4% and adjusted patient days increased by 0.9% during 2022, as compared to 2021. The average length of inpatient stay at these facilities was 5.0 days during 2022 and 5.1 days during 2021. The occupancy rate, based on the average available beds at these facilities, was 64% during 2022, as compared to 67% during 2021.

On a Same Facility basis during 2022, as compared to 2021, salaries, wages and benefits expense increased $257 million or 8.7%. The increase during 2022, as compared to 2021, was due primarily to higher labor costs due, in part, to the healthcare labor shortage as well as an increase in patients at our hospitals, during the first quarter of 2022, with COVID-19 which increased the demand for care and pressured our staffing resources requiring us to utilize higher-cost temporary labor and pay premiums above standard compensation for essential workers. As compared to the first quarter of 2022, we experienced a decrease in patients with COVID-19 during the remaining 9 months of the year which eased the need for higher-cost temporary labor and pay premiums.

Other operating expenses increased $199 million, or 12.0%, during 2022, as compared to 2021. Operating expenses incurred in connection with our commercial health insurer, consisting primarily of medical costs, increased approximately $97 million during 2022, as compared to 2021. Excluding the operating expenses incurred in connection with our commercial health insurer, other operating expenses increased $103 million, or 7.6%.

Supplies expense decreased slightly during 2022, as compared to 2021. Offsetting the increased cost of supplies experienced during 2022, as compared to 2021, was a decrease in the number of patients treated with COVID-19 at our hospitals during 2022, as compared to 2021. Patients diagnosed with COVID-19 generally require more intensive medical resources and supplies.

All Acute Care Hospital Services

The following table summarizes the results of operations for all our acute care operations during 2022 and 2021. These amounts include: (i) our acute care results on a same facility basis, as indicated above; (ii) the impact of provider tax assessments which increased net revenues and other operating expenses but had no impact on income before income taxes, and; (iii) certain other amounts including, if applicable, the operating results of businesses the were acquired/opened, or divested/closed, during the past year as well as provisions for asset impairments. Dollar amounts below are reflected in thousands.

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$ 7,646,749	100.0%	$ 7,108,254	100.0%
Operating charges:				
Salaries, wages and benefits	3,332,535	43.6%	2,968,140	41.8%
Other operating expenses	2,146,196	28.1%	1,772,312	24.9%
Supplies expense	1,264,688	16.5%	1,224,664	17.2%
Depreciation and amortization	383,115	5.0%	331,508	4.7%
Lease and rental expense	86,654	1.1%	75,391	1.1%
Subtotal-operating expenses	7,213,188	94.3%	6,372,015	89.6%
Income from operations	433,561	5.7%	736,239	10.4%
Interest expense, net	1,109	0.0%	1,006	0.0%
Other (income) expense, net	2,788	0.0%	567	0.0%
Income before income taxes	$ 429,664	5.6%	$ 734,666	10.3%

During 2022, as compared to 2021, net revenues from our acute care hospital services increased by $538 million, or 7.6%, due to: (i) the $283 million, or 4.1% increase in Same Facility revenues, as discussed above, and; (ii) $255 million of other combined increases due to facilities and businesses acquired during the past year, the revenues generated at the newly constructed hospital located in Reno, Nevada, that opened during the first quarter of 2022, and a $66 million increase in provider tax assessments.

Income before income taxes decreased by $305 million, or 42%, to $430 million, or 5.6% of net revenues during 2022, as compared to $735 million, or 10.3% of net revenues during 2021. The decrease in income before income taxes resulted from: (i) the $206 million, or 28%, decrease in income before income taxes at our hospitals, on a Same Facility basis, as discussed above; (ii) a $58 million provision for asset impairment recorded during 2022, as discussed below in *Other Operating Results-Provision for Asset Impairments*, and; (iii) $41 million of other combined net decreases related primarily to the start-up losses incurred at the newly constructed acute care hospital located in Reno, Nevada, that opened during the first quarter of 2022.

During 2022, as compared to 2021, salaries, wages and benefits expense increased $364 million or 12.3%. The increase was due to the $257 million, or 8.7%, above-mentioned increase related to our acute care hospital services, on a Same Facility basis, as well as a combined increase of $107 million related to the facilities and businesses acquired/opened during the past year.

Other operating expenses increased $374 million, or 21.1%, during 2022, as compared to 2021. The increase was due to the $199 million, or 12.0%, above-mentioned increase related to our acute care hospital services, on a Same Facility basis, a combined increase of $109 million related to the facilities and businesses acquired/opened during the past year, and a $66 million increase in provider tax assessments.

Supplies expense increased $40 million, or 3.3%, during 2022, as compared to 2021. Since, as discussed above, supplies expense decreased slightly for our acute care hospital services, on a Same Facility basis, the increase was due to the expense incurred at the facilities and businesses acquired/opened during the past year.

Please see *Results of Operations - COVID-19, Clinical Staffing Shortage and Effects of Inflation* above for additional disclosure regarding the factors impacting our operating costs.

Behavioral Health Care Services

The following table sets forth certain operating statistics for our behavioral health care services for the years ended December 31, 2022 and 2021.

| | Same Facility Basis | | All | |
	2022	2021	2022	2021
Average licensed beds	23,835	23,749	24,259	24,132
Average available beds	23,735	23,647	24,159	24,030
Patient days	6,164,887	6,091,704	6,230,124	6,162,780
Average daily census	16,890.1	16,689.6	17,068.8	16,884.3
Occupancy-licensed beds	70.9%	70.3%	70.4%	70.0%
Occupancy-available beds	71.2%	70.6%	70.7%	70.3%
Admissions	452,772	449,670	459,245	457,006
Length of stay	13.6	13.5	13.6	13.5

Behavioral Health Care Services-Same Facility Basis

We believe that providing our results on a "Same Facility" basis (which is a non-GAAP measure), which includes the operating results for facilities and businesses operated in both the current year and prior year periods, is helpful to our investors as a measure of our operating performance. Our Same Facility results also neutralize (if applicable) the effect of items that are non-operational in nature including items such as, but not limited to, gains/losses on sales of assets and businesses, impacts of settlements, legal judgments and lawsuits, impairments of long-lived and intangible assets and other amounts that may be reflected in the current or prior year financial statements that relate to prior periods.

Our Same Facility basis results reflected on the table below also excludes from net revenues and other operating expenses, provider tax assessments incurred in each period as discussed below *Sources of Revenue-Various State Medicaid Supplemental Payment Programs.* However, these provider tax assessments are included in net revenues and other operating expenses as reflected in the table below under *All Behavioral Health Care Services*. The provider tax assessments had no impact on the income before income taxes as reflected on the tables below since the amounts offset between net revenues and other operating expenses. To obtain a complete understanding of our financial performance, the Same Facility results should be examined in connection with our net income as determined in accordance with U.S. GAAP and as presented in the condensed consolidated financial statements and notes thereto as contained in this Annual Report on Form 10-K.

The following table summarizes the results of operations for our behavioral health care services, on a same facility basis, and is used in the discussions below for the years ended December 31, 2022 and 2021 (dollar amounts in thousands):

| | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$5,595,179	100.0%	$5,371,512	100.0%
Operating charges:				
Salaries, wages and benefits	3,075,718	55.0%	2,863,708	53.3%
Other operating expenses	1,071,443	19.1%	1,036,089	19.3%
Supplies expense	210,136	3.8%	202,816	3.8%
Depreciation and amortization	180,958	3.2%	183,843	3.4%
Lease and rental expense	42,657	0.8%	40,438	0.8%
Subtotal-operating expenses	4,580,912	81.9%	4,326,894	80.6%
Income from operations	1,014,267	18.1%	1,044,618	19.4%
Interest expense, net	3,749	0.1%	3,312	0.1%
Other (income) expense, net	(6,343)	-0.1%	96	0.0%
Income before income taxes	$1,016,861	18.2%	$1,041,210	19.4%

During 2022, as compared to 2021, net revenues from our behavioral health services, on a Same Facility basis, increased by $224 million or 4.2%. Income before income taxes (and before income attributable to noncontrolling interests) decreased by $24 million, or 2%, amounting to $1.02 billion or 18.2% of net revenues during 2022 as compared to $1.04 billion or 19.4% of net revenues during 2021.

During 2022, net revenue per adjusted admission increased by 4.0% while net revenue per adjusted patient day increased by 3.5%, as compared to 2021. During 2022, as compared to 2021, inpatient admissions and adjusted admissions to our behavioral health care hospitals each increased by 0.7%. Patient days and adjusted patient days at these facilities each increased by 1.2% during 2022, as compared to 2021. The average length of inpatient stay at these facilities was 13.6 days during 2022 and 13.5 days during 2021. The occupancy rate, based on the average available beds at these facilities, was 71% during each of 2022 and 2021.

On a Same Facility basis during 2022, as compared to 2021, salaries, wages and benefits expense increased $212 million or 7.4%. The increase during 2022, as compared to 2021, was due, in part, to a nationwide shortage of nurses and other clinical staff and support personnel at our behavioral health care hospitals which pressured our staffing resources and required us to pay premiums above standard compensation for essential workers and to utilize higher-cost temporary labor.

Other operating expenses increased $35 million, or 3.4%, during 2022, as compared to 2021. Supplies expense increased $7 million, or 3.6%, during 2022, as compared to 2021.

All Behavioral Health Care Services

The following table summarizes the results of operations for all our behavioral health care services during 2022 and 2021. These amounts include: (i) our behavioral health care results on a same facility basis, as indicated above; (ii) the impact of provider tax assessments which increased net revenues and other operating expenses but had no impact on income before income taxes, and; (iii) certain other amounts, if applicable, including the results of facilities acquired or opened during the past year as well as the results of certain facilities that were closed or restructured during the past year. Dollar amounts below are reflected in thousands.

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues	$5,729,758	100.0%	$5,503,644	100.0%
Operating charges:				
Salaries, wages and benefits	3,107,216	54.2%	2,893,028	52.6%
Other operating expenses	1,201,563	21.0%	1,145,879	20.8%
Supplies expense	211,786	3.7%	204,840	3.7%
Depreciation and amortization	186,555	3.3%	187,761	3.4%
Lease and rental expense	43,868	0.8%	41,703	0.8%
Subtotal-operating expenses	4,750,988	82.9%	4,473,211	81.3%
Income from operations	978,770	17.1%	1,030,433	18.7%
Interest expense, net	5,323	0.1%	4,780	0.1%
Other (income) expense, net	(6,843)	-0.1%	96	0.0%
Income before income taxes	$ 980,290	17.1%	$1,025,557	18.6%

During 2022, as compared to 2021, net revenues generated from our behavioral health services increased by $226 million, or 4.1% due primarily to the above-mentioned $224 million, or 4.2% increase in net revenues on a Same Facility basis.

Income before income taxes decreased by $45 million, or 4%, to $980 million or 17.1% of net revenues during 2022, as compared to $1.03 billion or 18.6% of net revenues during 2021. The decrease during 2022, as compared to 2021, was attributable to: (i) the $24 million, or 2% decrease in income before income taxes experienced at our behavioral health facilities, on a Same Facility basis, as discussed above, and; (ii) $21 million of other combined net decreases consisting primarily of the startup losses incurred at various facilities opened during the past year.

During 2022, as compared to 2021, salaries, wages and benefits expense increased $215 million or 7.4%. The increase was due primarily to the $212 million, or 7.4%, increase related to our behavioral health services, on a Same Facility basis, as discussed above.

Other operating expenses increased $56 million, or 4.9%, during 2022, as compared to 2021. The increase was due primarily to the $35 million, or 3.4%, above-mentioned increase related to our behavioral health services, on a Same Facility basis, as well as the other operating expenses incurred at various facilities opened during the past year.

Supplies expense increased $7 million, or 3.4%, during 2022, as compared to 2021, due to the above-mentioned increase related to our behavioral health services, on a Same Facility basis.

Please see *Results of Operations - COVID-19, Clinical Staffing Shortage and Effects of Inflation* above for additional disclosure regarding the factors impacting our operating costs.

Sources of Revenue

Overview: We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payers which unfavorably impacts the collectability of our patient accounts.

As described below in the section titled *2019 Novel Coronavirus Disease Medicare and Medicaid Payment Related Legislation,* the federal government has enacted multiple pieces of legislation to assist healthcare providers during the COVID-19 world-wide pandemic and U.S. National Emergency declaration. We have outlined those legislative changes related to Medicare and Medicaid payment and their estimated impact on our financial results, where estimates are possible.

Sources of Revenues and Health Care Reform: Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, impacts on state revenue and expenses resulting from the COVID-19 pandemic, economic recovery stimulus packages, responses to natural disasters, and the federal and state budget deficits in general may affect the availability of government funds to provide additional relief in the future. We are unable to predict the effect of future policy changes on our operations.

On March 23, 2010, President Obama signed into law the Legislation. Two primary goals of the Legislation are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high-quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation and subsequent revisions provide for reductions to both Medicare DSH and Medicaid DSH payments. The Medicare DSH reductions began in October, 2013 while the Medicaid DSH reductions are scheduled to begin in 2024. The Legislation implemented a value-based purchasing program, which will reward the delivery of efficient care. Conversely, certain facilities will receive reduced reimbursement for failing to meet quality parameters; such hospitals will include those with excessive readmission or hospital-acquired condition rates.

A 2012 U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion by reducing their existing Medicaid funding. Therefore, states can choose to expand or not to expand their Medicaid program without risking the loss of federal Medicaid funding. As a result, many states, including Texas, have not expanded their Medicaid programs without the threat of loss of federal funding. CMS has previously granted section 1115 demonstration waivers providing for work and community engagement requirements for certain Medicaid eligible individuals. CMS has also released guidance to states interested in receiving their Medicaid funding through a block grant mechanism. The Biden administration has signaled its intent to withdraw previously issued section 1115 demonstrations aligned with these policies. However, if implemented, the previously issued section 1115 demonstrations are anticipated to lead to reductions in coverage, and likely increases in uncompensated care, in states where these demonstration waivers are granted.

On December 14, 2018, a Texas Federal District Court deemed the Legislation to be unconstitutional in its entirety. The Court concluded that the Individual Mandate is no longer permissible under Congress's taxing power as a result of the Tax Cut and Jobs Act of 2017 ("TCJA") reducing the individual mandate's tax to $0 (i.e., it no longer produces revenue, which is an essential feature of a tax), rendering the Legislation unconstitutional. The Court also held that because the individual mandate is "essential" to the Legislation and is inseverable from the rest of the law, the entire Legislation is unconstitutional. That ruling was ultimately appealed to the United States Supreme Court, which decided in *California v. Texas* that the plaintiffs in the matter lacked standing to bring their constitutionality claims. The Court did not reach the plaintiffs' merits arguments, which specifically challenged the constitutionality of the Legislation's individual mandate and the entirety of the Legislation itself. As a result, the Legislation will continue to be law, and HHS and its respective agencies will continue to enforce regulations implementing the law. However, on September 7, 2022, the Legislation faced its most recent challenge when a Texas Federal District Court judge, in the case of *Braidwood Management v. Becerra*, ruled that a requirement that certain health plans cover services without cost sharing violates the Appointments Clause of the U.S. Constitution and that the coverage of certain HIV prevention medication violates the Religious Freedom Restoration Act.

The various provisions in the Legislation that directly or indirectly affect Medicare and Medicaid reimbursement took effect over a number of years. The impact of the Legislation on healthcare providers will be subject to implementing regulations, interpretive guidance and possible future legislation or legal challenges. Certain Legislation provisions, such as that creating the Medicare Shared Savings Program creates uncertainty in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Legislation on our future reimbursement at this time and we can provide no assurance that the Legislation will not have a material adverse effect on our future results of operations.

The Legislation also contained provisions aimed at reducing fraud and abuse in healthcare. The Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities. As discussed below, should the Legislation be repealed in its entirety, this aspect of the Legislation would also be repealed restoring physician ownership of hospitals and expansion right to its position and practice as it existed prior to the Legislation.

The impact of the Legislation on each of our hospitals may vary. Because Legislation provisions are effective at various times over the next several years, we anticipate that many of the provisions in the Legislation may be subject to further revision. Initiatives to repeal the Legislation, in whole or in part, to delay elements of implementation or funding, and to offer amendments or supplements to modify its provisions have been persistent. The ultimate outcomes of legislative attempts to repeal or amend the Legislation and legal challenges to the Legislation are unknown. Legislation has already been enacted that eliminated the individual mandate penalty, effective January 1, 2019, related to the obligation to obtain health insurance that was part of the original Legislation. In addition, Congress previously considered legislation that would, in material part: (i) eliminate the large employer mandate to offer health insurance coverage to full-time employees; (ii) permit insurers to impose a surcharge up to 30 percent on individuals who go uninsured for more than two months and then purchase coverage; (iii) provide tax credits towards the purchase of health insurance, with a phase-out of tax credits accordingly to income level; (iv) expand health savings accounts; (v) impose a per capita cap on federal funding of state Medicaid programs, or, if elected by a state, transition federal funding to block grants, and; (vi) permit states to seek a waiver of certain federal requirements that would allow such state to define essential health benefits differently from federal standards and that would allow certain commercial health plans to take health status, including pre-existing conditions, into account in setting premiums.

In addition to legislative changes, the Legislation can be significantly impacted by executive branch actions. President Biden is expected to undertake executive actions that will strengthen the Legislation and may reverse the policies of the prior administration. To date, the Biden administration has issued executive orders implementing a special enrollment period permitting individuals to enroll in health plans outside of the annual open enrollment period and reexamining policies that may undermine the ACA or the Medicaid program. The ARPA's expansion of subsidies to purchase coverage through an exchange contributed to increased exchange enrollment in 2021. The IRA's extension of the subsidies through 2025 is expected to increase exchange enrollment in future years. The recent and on-going COVID-19 pandemic and related U.S. National Emergency declaration may significantly increase the number of uninsured patients treated at our facilities extending beyond the most recent CBO published estimates due to increased unemployment and loss of group health plan health insurance coverage. It is also anticipated that these policies may create additional cost and reimbursement pressures on hospitals.

It remains unclear what portions of the Legislation may remain, or whether any replacement or alternative programs may be created by any future legislation. Any such future repeal or replacement may have significant impact on the reimbursement for healthcare services generally, and may create reimbursement for services competing with the services offered by our hospitals. Accordingly, there can be no assurance that the adoption of any future federal or state healthcare reform legislation will not have a negative financial impact on our hospitals, including their ability to compete with alternative healthcare services funded by such potential legislation, or for our hospitals to receive payment for services.

For additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein, please see *Note 10 to the Consolidated Financial Statements-Revenue Recognition.*

Medicare: Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided. Since a substantial portion of our revenues will come from patients under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in this program.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under the inpatient prospective payment system ("IPPS"). Under the IPPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's Medicare severity diagnosis related group ("MS-DRG"). Every MS-DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The MS-DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This MS-DRG assignment also affects the predetermined capital rate paid with each MS-DRG. The MS-DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity. While we generally will not receive payment from Medicare for inpatient services, other than the MS-DRG payment, a hospital may qualify for an "outlier" payment if a particular patient's treatment costs are extraordinarily high and exceed a specified threshold. MS-DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the MS-DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the MS-DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals.

In August, 2022, CMS published its IPPS 2023 final payment rule which provides for a 4.1% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments, and adjustments mandated by the Legislation are considered, without consideration for the required Medicare DSH payments changes and increase to the Medicare Outlier threshold, the overall increase in IPPS payments is approximately 4.6.%. Including DSH payments, an increase to the Medicare Outlier threshold and certain other adjustments, we estimate our overall increase from the final IPPS 2023 rule (covering the period of October 1, 2022 through September 30, 2023) will approximate 4.4%. This projected impact from the IPPS 2023 final rule includes an increase of approximately 0.5% to partially restore cuts made as a result of the American Taxpayer Relief Act of 2012 ("ATRA"), as required by the 21st Century Cures Act, but excludes the impact of the sequestration reductions related to the 2011 Act, Bipartisan Budget Act of 2015, and Bipartisan Budget Act of 2018, as discussed below.

In August, 2021, CMS published its IPPS 2022 final payment rule which provides for a 2.7% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments, and adjustments mandated by the Legislation are considered, without consideration for the required Medicare DSH payments changes and increase to the Medicare Outlier threshold, the overall final increase in IPPS payments is approximately 2.5%. Including DSH payments and certain other adjustments, we estimate our overall increase from the final IPPS 2022 rule (covering the period of October 1, 2021 through September 30, 2022) will approximate 1.5%. This projected impact from the IPPS 2022 final rule includes an increase of approximately 0.5% to partially restore cuts made as a result of the ATRA, as required by the 21st Century Cures Act but excludes the impact of the sequestration reductions related to the 2011 Act, Bipartisan Budget Act of 2015, and Bipartisan Budget Act of 2018, as discussed below.

In June, 2019, the Supreme Court of the United States issued a decision favorable to hospitals impacting prior year Medicare DSH payments (*Azar v. Allina Health Services*, No. 17-1484 (U.S. Jun. 3, 2019)). In *Allina*, the hospitals challenged the Medicare DSH adjustments for federal fiscal year 2012, specifically challenging CMS's decision to include inpatient hospital days attributable to Medicare Part C enrollee patients in the numerator and denominator of the Medicare/SSI fraction used to calculate a hospital's DSH payments. This ruling addresses CMS's attempts to impose the policy espoused in its vacated 2004 rulemaking to a fiscal year in the 2004–2013 time period without using notice-and-comment rulemaking. This decision should require CMS to recalculate hospitals' DSH Medicare/SSI fractions, with Medicare Part C days excluded, for at least federal fiscal year 2012, but likely federal fiscal years 2005 through 2013. In August, 2020, CMS issued a rule that proposed to retroactively negate the effects of the aforementioned Supreme Court decision, which rule has yet to be finalized. Although we can provide no assurance that we will ultimately receive additional funds, we estimate that the favorable impact of this court ruling on certain prior year hospital Medicare DSH payments could range between $18 million to $28 million in the aggregate.

The 2011 Act included the imposition of annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Committee, which was responsible for developing recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented on March 1, 2013 resulting in Medicare payment reductions of up to 2% per fiscal year. Recent legislation suspended payment reductions through December 31, 2021, in exchange for extended cuts through 2030. In December, 2021, the suspended 2% payment reduction was extended until June 30, 2022 and partially suspended at a 1% payment reduction for an additional three-month period that ended on June 30, 2022.

Inpatient services furnished by psychiatric hospitals under the Medicare program are paid under a Psychiatric Prospective Payment System ("Psych PPS"). Medicare payments to psychiatric hospitals are based on a prospective per diem rate with adjustments to account for certain facility and patient characteristics. The Psych PPS also contains provisions for outlier payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department.

In July, 2022, CMS published its Psych PPS final rule for the federal fiscal year 2023. Under this final rule, payments to our behavioral health care hospitals and units are estimated to increase by 3.8% compared to federal fiscal year 2022. This amount includes the effect of the 4.1% net market basket update which reflects the offset of a 0.3% productivity adjustment. In July, 2021, CMS published its Psych PPS final rule for the federal fiscal year 2022. Under this final rule, payments to our psychiatric hospitals and units are estimated to increase by 2.2% compared to federal fiscal year 2021. This amount includes the effect of the 2.0% net market basket update which reflects the offset of a 0.7% productivity adjustment.

CMS's calendar year 2018 final OPPS rule, issued on November 13, 2017, substantially reduced Medicare Part B reimbursement for 340B Program drugs paid to hospitals. Beginning January 1, 2018, CMS reimbursement for certain separately payable drugs or biologicals that are acquired through the 340B Program by a hospital paid under the OPPS (and not excepted from the payment adjustment policy) is the average sales price of the drug or biological minus 22.5 percent, an effective reduction of 26.89% in payments for 340B program drugs. In December, 2018, the U.S. District Court for the District of Columbia ruled that HHS did not have statutory authority to implement the 2018 Medicare OPPS rate reduction related to hospitals that qualify for drug discounts under the federal 340B Program and granted a permanent injunction against the payment reduction. On July 31, 2020, the U.S. Court of Appeals for the D.C. Circuit reversed the District Court and held that HHS's decision to lower drug reimbursement rates for 340B hospitals rests on a reasonable interpretation of the Medicare statute. As a result, we recognized $8 million of revenues during 2020 that were previously reserved in a prior year. These payment reductions were challenged before the U.S. Supreme Court, which held in *American Hospital Association v. Becerra* that because HHS did not conduct a survey of hospitals' acquisition costs in 2018 and 2019, its decision to vary reimbursement rates only for 340B hospitals in those years was unlawful. As a result of the Supreme Court's decision, CMS finalized for calendar year 2023 a payment rate of average sales price plus 6% for 340B Program drugs, consistent with CMS policy for drugs not acquired through the program. CMS further implemented a 3.09% reduction to payment rates for non-drug services to achieve budget neutrality for the 340B Program payment rate change for calendar year 2023. CMS will address the remedy for 340B drug payments from 2018-2022 in future rulemaking prior to the calendar year 2024 OPPS proposed rule.

In November, 2022, CMS issued its OPPS final rule for 2023. The hospital market basket increase is 4.1% and the productivity adjustment reduction is -0.3% for a net market basket increase of 3.8%. The final rule provides that in light of the Supreme Court decision in *American Hospital Association v. Becerra*, CMS is applying the default rate, generally average sales price plus 6 percent, to 340B acquired drugs and biologicals for 2023. CMS stated they will address the remedy for 340B drug payments from 2018-2022 in future rulemaking prior to the CY 2024 OPPS/ASC proposed rule. During the 2018-2022 time period, we recorded an aggregate of approximately $45 million to $50 million of Medicare revenues related to the prior 340B payment policy. When other statutorily required adjustments and hospital patient service mix are considered as well as impact of the aforementioned 340B Program policy change, we estimate that our overall Medicare OPPS update for 2023 will aggregate to a net increase of 0.9% which includes a 0.3% increase to behavioral health division partial hospitalization rates.

On November 2, 2021, CMS issued its OPPS final rule for 2022. The hospital market basket increase is 2.7% and the productivity adjustment reduction is -0.7% for a net market basket increase of 2.0%. When other statutorily required adjustments and hospital patient service mix are considered, we estimate that our overall Medicare OPPS update for 2022 will aggregate to a net increase of 2.4% which includes a 3.0% increase to behavioral health division partial hospitalization rates.

In December, 2020, CMS published its OPPS final rule for 2021. The hospital market basket increase is 2.4% and there is no productivity adjustment reduction to the 2021 OPPS market basket. When other statutorily required adjustments and hospital patient service mix are considered, we estimate that our overall Medicare OPPS update for 2021 will aggregate to a net increase of 3.3% which includes a 9.2% increase to behavioral health division partial hospitalization rates.

In November, 2019, CMS finalized its Hospital Price Transparency rule that implements certain requirements under the June 24, 2019 Presidential Executive Order related to Improving Price and Quality Transparency in American Healthcare to Put Patients First. Under this final rule, effective January 1, 2021, CMS will require: (1) hospitals make public their standard changes (both gross charges and payer-specific negotiated charges) for all items and services online in a machine-readable format, and; (2) hospitals to make public standard charge data for a limited set of "shoppable services" the hospital provides in a form and manner that is more consumer friendly. On November 2, 2021, CMS released a final rule increasing the monetary penalty that CMS can impose on hospitals that fail to comply with the price transparency requirements. We believe that our hospitals are in full compliance with the applicable federal regulations.

Medicaid: Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive revenues from various state and county-based programs, including Medicaid in all the states in which we operate. We receive annual Medicaid revenues of approximately $100 million, or greater, from each of Texas, California, Nevada, Illinois, Pennsylvania, Washington, D.C., Florida, Kentucky and Massachusetts. We also receive Medicaid disproportionate share hospital payments from certain states including, most significantly, Texas. We are therefore particularly sensitive to potential reductions in Medicaid and other state-based revenue programs as well as regulatory, economic, environmental and competitive changes in those states. We can provide no assurance that reductions to revenues earned pursuant to these programs, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

The Legislation substantially increases the federally and state-funded Medicaid insurance program, and authorizes states to establish federally subsidized non-Medicaid health plans for low-income residents not eligible for Medicaid starting in 2014. However, the Supreme Court has struck down portions of the Legislation requiring states to expand their Medicaid programs in exchange for increased federal funding. Accordingly, many states in which we operate have not expanded Medicaid coverage to individuals at 133% of the federal poverty level. Facilities in states not opting to expand Medicaid coverage under the Legislation may be additionally penalized by corresponding reductions to Medicaid disproportionate share hospital payments beginning in fiscal year 2024, as discussed below. We can provide no assurance that further reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

In January, 2020, CMS announced a new opportunity to support states with greater flexibility to improve the health of their Medicaid populations. The new 1115 Waiver Block Grant Type Demonstration program, titled Healthy Adult Opportunity ("HAO"), emphasizes the concept of value-based care while granting states extensive flexibility to administer and design their programs within a defined budget. CMS believes this state opportunity will enhance the Medicaid program's integrity through its focus on accountability for results and quality improvement, making the Medicaid program stronger for states and beneficiaries. The Biden administration has signaled its intent to withdraw the HAO demonstration. Accordingly, we are unable to predict whether the HAO demonstration will impact our future results of operations.

Various State Medicaid Supplemental Payment Programs:

We incur health-care related taxes ("Provider Taxes") imposed by states in the form of a licensing fee, assessment or other mandatory payment which are related to: (i) healthcare items or services; (ii) the provision of, or the authority to provide, the health care items or services, or; (iii) the payment for the health care items or services. Such Provider Taxes are subject to various federal regulations that limit the scope and amount of the taxes that can be levied by states in order to secure federal matching funds as part of their respective state Medicaid programs. As outlined below, we derive a related Medicaid reimbursement benefit from assessed Provider Taxes in the form of Medicaid claims based payment increases and/or lump sum Medicaid supplemental payments.

Included in these Provider Tax programs are reimbursements received in connection with the Texas Uncompensated Care/Upper Payment Limit program ("UC/UPL") and Texas Delivery System Reform Incentive Payments program ("DSRIP"). Additional disclosure related to the Texas UC/UPL and DSRIP programs is provided below.

Texas Uncompensated Care/Upper Payment Limit Payments:

Certain of our acute care hospitals located in various counties of Texas (Grayson, Hidalgo, Maverick, Potter and Webb) participate in Medicaid supplemental payment Section 1115 Waiver indigent care programs. Section 1115 Waiver Uncompensated Care ("UC") payments replace the former Upper Payment Limit ("UPL") payments. These hospitals also have affiliation agreements with third-party hospitals to provide free hospital and physician care to qualifying indigent residents of these counties. Our hospitals receive both supplemental payments from the Medicaid program and indigent care payments from third-party, affiliated hospitals. The supplemental payments are contingent on the county or hospital district making an Inter-Governmental Transfer ("IGT") to the state Medicaid program while the indigent care payment is contingent on a transfer of funds from the applicable affiliated hospitals. However, the county or hospital district is prohibited from entering into an agreement to condition any IGT on the amount of any private hospital's indigent care obligation.

On December 21, 2017, CMS approved the 1115 Waiver for the period January 1, 2018 to September 30, 2022. The Waiver continued to include UC and DSRIP payment pools with modifications and new state specific reporting deadlines that if not met by THHSC will result in material decreases in the size of the UC and DSRIP pools. For UC during the initial two years of this renewal, the UC program will remain relatively the same in size and allocation methodology. For year three of this waiver renewal, the federal fiscal year ("FFY") 2020, and through FFY 2022, the size and distribution of the UC pool will be determined based on charity care costs reported to HHSC in accordance with Medicare cost report Worksheet S-10 principles. In September 2019, CMS approved the annual UC pool size in the amount of $3.9 billion for demonstration years ("DYs") 9, 10 and 11 (October 1, 2019 to September 30, 2022). In June 2022, HHSC announced that CMS approved the UC Pool size for Demonstration Years 12 through 16 (October 1, 2022 to September 30, 2027) for the current 1115 Waiver which will be $4.51 billion per year. The UC pool will be resized again in 2027 for DYs 17 through 19 (October 1, 2027 to September 30, 2030).

On April 16, 2021, CMS rescinded its January 15, 2021, 1115 Waiver ten year expedited renewal approval that was effective through September 30, 2030. In July, 2021, HHSC submitted another 1115 Waiver renewal application to CMS which reflects the same terms and conditions agreed to by CMS on January 15, 2021, in order to receive an extension beyond September 30, 2022. On April 22, 2022, CMS withdrew its rescission of the 1115 Waiver and now considers the 1115 Waiver approved as extended and governed by the special terms and conditions that CMS approved on January 15, 2021.

Effective April 1, 2018, certain of our acute care hospitals located in Texas began to receive Medicaid managed care rate enhancements under the Uniform Hospital Rate Increase Program ("UHRIP"). The non-federal share component of these UHRIP rate enhancements are financed by Provider Taxes. The Texas 1115 Waiver rules require UHRIP rate enhancements be considered in the Texas UC payment methodology which results in a reduction to our UC payments. The UC amounts reported in the State Medicaid Supplemental Payment Program Table below reflect the impact of this new UHRIP program. In July 2020, THHSC announced CMS approval of an increase to UHRIP pool for the state's 2021 fiscal year to $2.7 billion from its prior funding level of $1.6 billion.

On March 26, 2021, HHSC published a final rule that will apply to program periods on or after September 1, 2021, and UHRIP was re-named the Comprehensive Hospital Increase Reimbursement Program ("CHIRP"). CHIRP is comprised of a UHRIP component and an Average Commercial Incentive Award component. CHIRP has a pool size of $4.7 billion. On March 25, 2022, CMS approved the CHIRP program retroactive to September 1, 2021 through August 31, 2022. The impact of the CHIRP program is reflected in the State Medicaid Supplemental Payment Program Table below including approximately $12 million of estimated CHIRP revenues which were recorded during the first quarter of 2022, attributable to the period September 1, 2021 through December 31, 2021, net of associated provider taxes. On August 1, 2022, CMS approved the CHIRP program, with a pool of $5.2 billion, for the rate period effective September 1, 2022 to August 31, 2023.

During, 2022, certain of our acute care hospitals located in Texas recorded an aggregate of $33 million in Quality Incentive Fund ("QIF") payments, applicable to the period September 1, 2020 to August 31, 2021 in connection with the state's UHRIP program. This revenue was earned pursuant to contract terms with various Medicaid managed care plans which requires the annual payout of QIF funds when a managed care service delivery area's actual claims-based UHRIP payments are less than targeted UHRIP payments for a specific rate year. We also anticipate that these hospitals may be entitled to a comparable amount of aggregate QIF revenue during 2023.

On January 11, 2021, HHSC announced that CMS approved the pre-print modification that HHSC submitted for UHRIP period March 1, 2021 through August 31, 2021. CMS approved rate changes that will now increase rates for private Institutions of Mental Disease ("IMD") for services provided to patients under age 21 or patients 65 years of age or older. Subsequent CMS UHRIP and CHIRP program approvals continue to include IMD's eligible patient population. The impact of these programs are included in the Medicaid Supplemental Payment Programs table below.

On September 24, 2021, HHSC finalized New Fee-for-Service Supplemental Payment Program: Hospital Augmented Reimbursement Program ("HARP") to be effective October 1, 2021. The HARP program continues the financial transition for providers who have historically participated in the Delivery System Reform Incentive Payment program described below. The program will provide additional funding to hospitals to help offset the cost hospitals incur while providing Medicaid services. HHSC financial model released concurrent with the publication of the final rule indicates net potential incremental Medicaid reimbursements to us of approximately $15 million annually, without consideration of any potential adverse impact on future Medicaid DSH or Medicaid UC payments. This program remains subject to CMS approval.

Texas Delivery System Reform Incentive Payments:

In addition, the Texas Medicaid Section 1115 Waiver included a DSRIP pool to incentivize hospitals and other providers to transform their service delivery practices to improve quality, health status, patient experience, coordination, and cost-effectiveness. DSRIP pool payments are incentive payments to hospitals and other providers that develop programs or strategies to enhance access to health care, increase the quality of care, the cost-effectiveness of care provided and the health of the patients and families served. In FFY 2022, DSRIP funding under the waiver is eliminated except for certain carryover DSRIP projects. In connection with this DSRIP program, our results of operations included revenues of approximately $18 million in 2022 and $34 million in 2021.

Summary of Amounts Related To The Above-Mentioned Various State Medicaid Supplemental Payment Programs:

The following table summarizes the revenues, Provider Taxes and net benefit related to each of the above-mentioned Medicaid supplemental programs for the years ended December 31, 2022 and 2021. The Provider Taxes are recorded in other operating expenses on the Condensed Consolidated Statements of Income as included herein.

	(amounts in millions)	
	2022	2021
Texas UC/UPL:		
Revenues	$ 258	$ 120
Provider Taxes	(101)	(35)
Net benefit	$ 157	$ 85
Texas DSRIP:		
Revenues	$ 27	$ 49
Provider Taxes	(9)	(16)
Net benefit	$ 18	$ 33
Various other state programs:		
Revenues	$ 499	$ 472
Provider Taxes	(177)	(160)
Net benefit	$ 322	$ 312
Total all Provider Tax programs:		
Revenues	$ 784	$ 641
Provider Taxes	(287)	(211)
Net benefit	$ 497	$ 430

We estimate that our aggregate net benefit from the Texas and various other state Medicaid supplemental payment programs will approximate $469 million (net of Provider Taxes of $278 million) during the year ending December 31, 2023. These amounts are based upon various terms and conditions that are out of our control including, but not limited to, the states'/CMS's continued approval of the programs and the applicable hospital district or county making IGTs consistent with 2022 levels.

Future changes to these terms and conditions could materially reduce our net benefit derived from the programs which could have a material adverse impact on our future consolidated results of operations. In addition, Provider Taxes are governed by both federal and state laws and are subject to future legislative changes that, if reduced from current rates in several states, could have a material adverse impact on our future consolidated results of operations. As described below in *2019 Novel Coronavirus Disease Medicare and Medicaid Payment Related Legislation*, a 6.2% increase to the Medicaid Federal Matching Assistance Percentage ("FMAP") is included in the Families First Coronavirus Response Act. The impact of the enhanced FMAP Medicaid supplemental and DSH payments are reflected in our financial results during 2022 and 2021. We are unable to estimate the prospective financial impact of this provision at this time as our financial impact is contingent on unknown state action during future eligible federal fiscal quarters.

Texas and South Carolina Medicaid Disproportionate Share Hospital Payments:

Hospitals that have an unusually large number of low-income patients (i.e., those with a Medicaid utilization rate of at least one standard deviation above the mean Medicaid utilization, or having a low income patient utilization rate exceeding 25%) are eligible to receive a DSH adjustment. Congress established a national limit on DSH adjustments. Although this legislation and the resulting state broad-based provider taxes have affected the payments we receive under the Medicaid program, to date the net impact has not been materially adverse.

Upon meeting certain conditions and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina received additional reimbursement from each state's DSH fund. The South Carolina and Texas DSH programs were renewed for each state's 2023 DSH fiscal year (covering the period of October 1, 2022 through September 30, 2023).

In connection with these DSH programs, included in our financial results was an aggregate of approximately $54 million during 2022 and $51 million during 2021. We expect the aggregate reimbursements to our hospitals pursuant to the Texas and South Carolina 2023 fiscal year programs to be approximately $49 million.

The Legislation and subsequent federal legislation provides for a significant reduction in Medicaid disproportionate share payments beginning in federal fiscal year 2024 (see above in *Sources of Revenues and Health Care Reform-Medicaid* for additional disclosure related to the delay of these DSH reductions). HHS is to determine the amount of Medicaid DSH payment cuts imposed on each state based on a defined methodology. As Medicaid DSH payments to states will be cut, consequently, payments to Medicaid-participating providers, including our hospitals in Texas and South Carolina, will be reduced in the coming years. Based on the CMS final rule published in September, 2019, beginning in fiscal year 2024 (as amended by the CARES Act and the CAA), annual Medicaid DSH payments in South Carolina and Texas could be reduced by approximately 65% and 41%, respectively, from 2022 DSH payment levels.

Our behavioral health care facilities in Texas have been receiving Medicaid DSH payments since FFY 2016. As with all Medicaid DSH payments, hospitals are subject to state audits that typically occur up to three years after their receipt. DSH payments are subject to a federal Hospital Specific Limit ("HSL") and are not fully known until the DSH audit results are concluded. In general, freestanding psychiatric hospitals tend to provide significantly less charity care than acute care hospitals and therefore are at more risk for retroactive recoupment of prior year DSH payments in excess of their respective HSL. In light of the retroactive HSL audit risk for freestanding psychiatric hospitals, we have established DSH reserves for our facilities that have been receiving funds since FFY 2016. These DSH reserves are also impacted by the resolution of federal DSH litigation related to Children's Hospital Association of Texas v. Azar ("CHAT") where the calculation of HSL was being challenged. In August, 2019, DC Circuit Court of Appeals issued a unanimous decision in CHAT and reversed the judgment of the district court in favor of CMS and ordered that CMS's "2017 Rule" (regarding Medicaid DSH Payments—Treatment of Third Party Payers in Calculating Uncompensated Care Costs) be reinstated. CMS has not issued any additional guidance post the ruling. In April 2020, the plaintiffs in the case have petitioned the Supreme Court of the United States to hear their case. Additionally, there have been separate legal challenges on this same issue in the Fifth and Eight Circuits. On November 4, 2019, in *Missouri Hosp. Ass'n v. Azar*, the United States Court of Appeals for the Eighth Circuit issued an opinion upholding the 2017 Rule. On April 20, 2020, in *Baptist Memorial Hospital v. Azar*, the United States Court of Appeals of the Fifth Circuit issued a decision also upholding the 2017 Rule. In light of these court decisions, we continue to maintain reserves in the financial statements for cumulative Medicaid DSH and UC reimbursements related to our behavioral health hospitals located in Texas that amounted to $42 million as of December 31, 2022 and $40 million as of December 31, 2021.

Nevada - SPA and SDP:

State Plan Amendment ("SPA")

CMS initially approved an SPA in Nevada in August, 2014 and this SPA has been approved for additional state fiscal years, including the 2022 fiscal year covering the period of July 1, 2021 through June 30, 2022. CMS's approval for the 2023 fiscal year, which is still pending, is expected to occur.

In connection with this program, included in our financial results was approximately $21 million during 2022 and approximately $23 million during 2021. We estimate that our reimbursements pursuant to this program will approximate $19 million during the year ended December 31, 2023.

State Directed Payment Program ("SDP")

On February 7, 2023, the Division of Health Care Financing and Policy ("DHCFP") held a public workshop that outlined a new provider fee on private hospitals located in Nevada that would effectively capture new Medicaid federal share for certain categories of services eligible for the new payment programs. Final approval of each of these Medicaid supplemental payment programs is subject to various state and federal actions. If ultimately approved, DHCFP intends to have both components implemented retroactively to January 1, 2023.

DHCFP indicated the new Medicaid supplemental payments will include two components as follows:

- Medicaid fee for service upper payment limit component.
    - o We anticipate state and federal approval of the fee for service upper payment limit component to occur during 2023. If approved, we estimate that our aggregate net reimbursements pursuant to this program (net of related provider taxes) will approximate $25 million during the year ended December 31, 2023.
- Medicaid managed care component.
    - o We cannot predict whether or not the managed care component will ultimately receive state and federal approval. If approved, we cannot predict the timing and aggregate net reimbursements that we may receive in connection with this program.

California SPA:

In California, CMS issued formal approval of the 2017-19 Hospital Fee Program in December, 2017 retroactive to January 1, 2017 through September 30, 2019. In September, 2019, the state submitted a request to renew the Hospital Fee Program for the period July 1, 2019 to December 31, 2021. On February 25, 2020, CMS approved this renewed program. These approvals include the Medicaid inpatient and outpatient fee-for-service supplemental payments and the overall provider tax structure but did not yet include the approval of the managed care rate setting payment component for certain rate periods (see table below). The managed care payment component consists of two categories of payments, "pass-through" payments and "directed" payments. The pass-through payments are similar in nature to the prior Hospital Fee Program payment method whereas the directed payment method will be based on actual concurrent hospital Medicaid managed care in-network patient volume.

California Hospital Fee Program CMS Approval Status:

Hospital Fee Program Component	CMS Methodology Approval Status	CMS Rate Setting Approval Status
Fee For Service Payment	Approved through December 31, 2022	Approved through December 31, 2022; Paid through June 30, 2022
Managed Care-Pass-Through Payment	Approved through December 31, 2022	Approved through June 30, 2019; Paid in advance of approval through December 31, 2021
Managed Care-Directed Payment	Approved through December 31, 2022	Approved through June 30, 2019; Paid in advance of approval through December 30, 2020

In connection with the existing program, included in our financial results was approximately $50 million during 2022 and $46 million during 2021. We estimate that our reimbursements pursuant to this program will approximate $51 million during the year ended December 31, 2023. The aggregate impact of the California supplemental payment program, as outlined above, is included in the above *State Medicaid Supplemental Payment Program* table.

Kentucky Hospital Rate Increase Program ("HRIP"):

In early 2021, CMS approved the Kentucky Medicaid Managed Care Hospital Rate Increase Program ("HRIP") for SFY 2021, which covered the period of July 1, 2020 through June 30, 2021. In December 2021, CMS approved the HRIP program period for the period July 1, 2021 to December 31, 2021. Included in our financial results was approximately $69 million during 2022 and approximately $97 million during 2021 (covering the eighteen month period of July 1, 2020 through December 31, 2021), respectively.

Programs such as HRIP require an annual state submission and approval by CMS. In December, 2021, CMS approved the program for the period of January 1, 2022 through December 31, 2022 at rates similar to the prior year. We estimate that our reimbursements pursuant to HRIP will approximate $60 million during the year ended December 31, 2023.

Florida Medicaid Managed Care Directed Payment Program ("DPP"):

The Florida Medicaid Managed Care Directed Payment Program ("DPP") provides for an additional payment for Medicaid managed care contracted services. The DPP program requires various related legislative and regulatory approvals each year. In connection with this program, included in our financial results was approximately $36 million during 2022 and $23 million during 2021 (recorded during fourth quarters of each year). We estimate that our reimbursements pursuant to this DPP will approximate $34 million during the year ended December 31, 2023.

Oklahoma Transition to Managed Care and Implementation of a Medicaid Managed Care DPP

In May, 2022, Oklahoma enacted legislation (SB 1337 and SB 1396) that directs the Oklahoma Health Care Authority ("OHCA") to: (i) transition its Medicaid program from a fee for service payment model to a managed care payment model by no later than October 1, 2023, and: (ii) concurrently implement a Medicaid managed care DPP using a managed care gap of ninety percent (90%) average commercial rates. In December, 2022, the OHCA delayed the implementation date of the Medicaid managed care change and related DPP until April 1, 2024. Although we estimate that the DPP as enacted may have a favorable impact on our future results of operations, we are unable to quantify the ultimate impact since implementation of this legislation is subject to various administrative and regulatory steps including the awarding of managed care contracts as well as CMS's approval of the DPP.

Illinois Medicaid Supplemental Payment Programs

The Illinois Medicaid Supplemental Payment Programs are comprised of three components (1) Medicaid managed care directed payment program (2) Medicaid managed care pass-through program and (3) Medicaid fee for service supplemental payment program. The results of this program are included in the above *State Medicaid Supplemental Payment Program* table. These programs require various related legislative and regulatory approvals each year. In connection with this program, included in our financial results was approximately $49 million during 2022 and $30 million during 2021. Included in the 2022 amount was a non-recurring Medicaid managed care claims processing catchup payment amounting to approximately $10 million. We estimate that our reimbursements pursuant to these supplemental payment programs will approximate $39 million during the year ended December 31, 2023.

Risk Factors Related To State Supplemental Medicaid Payments:

As outlined above, we receive substantial reimbursement from multiple states in connection with various supplemental Medicaid payment programs. The states include, but are not limited to, Texas, Kentucky, California, Illinois, Indiana and Nevada. Failure to renew these programs beyond their scheduled termination dates, failure of the public hospitals to provide the necessary IGTs for the states' share of the DSH programs, failure of our hospitals that currently receive supplemental Medicaid revenues to qualify for future funds under these programs, or reductions in reimbursements, could have a material adverse effect on our future results of operations.

In April, 2016, CMS published its final Medicaid Managed Care Rule which explicitly permits but phases out the use of pass-through payments (including supplemental payments) by Medicaid Managed Care Organizations ("MCO") to hospitals over ten years but allows for a transition of the pass-through payments into value-based payment structures, delivery system reform initiatives or payments tied to services under a MCO contract. Since we are unable to determine the financial impact of this aspect of the final rule, we can provide no assurance that the final rule will not have a material adverse effect on our future results of operations. In November, 2020, CMS issued a final rule permitting pass-through supplemental provider payments during a time-limited period when states transition populations or services from fee-for-service Medicaid to managed care.

HITECH Act: In July 2010, HHS published final regulations implementing the health information technology ("HIT") provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The final rule established an initial set of standards and certification criteria. The implementation period for these Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. State Medicaid program participation in this federally funded incentive program is voluntary but all of the states in which our eligible hospitals operate have chosen to participate. Our acute care hospitals qualified for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use" criteria. The government's ultimate goal is to promote more effective (quality) and efficient healthcare delivery through the use of technology to reduce the total cost of healthcare for all Americans and utilizing the cost savings to expand access to the healthcare system.

All of our acute care hospitals have met the applicable meaningful use criteria. However, under the HITECH Act, hospitals must continue to meet the applicable meaningful use criteria in each fiscal year or they will be subject to a market basket update reduction in a subsequent fiscal year. Failure of our acute care hospitals to continue to meet the applicable meaningful use criteria would have an adverse effect on our future net revenues and results of operations.

In the 2019 IPPS final rule, CMS overhauled the Medicare and Medicaid EHR Incentive Program to focus on interoperability, improve flexibility, relieve burden and place emphasis on measures that require the electronic exchange of health information between providers and patients. We can provide no assurance that the changes will not have a material adverse effect on our future results of operations.

Managed Care: A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare (referred to as Medicare Part C or Medicare Advantage) and Medicaid programs. In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payers than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payers including managed care companies.

Commercial Insurance: Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payers and states and is generally based on contracts negotiated between the hospital and the payer.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

Surprise Billing Interim Final Rule: On September 30, 2021, the Department of Labor, and the Department of the Treasury, along with the Office of Personnel Management ("OPM"), released an interim final rule with comment period, entitled "Requirements Related to Surprise Billing; Part II." This rule is related to Title I (the "No Surprises Act") of Division BB of the Consolidated Appropriations Act, 2021, and establishes new protections from surprise billing and excessive cost sharing for consumers receiving health care items/services. It implements additional protections against surprise medical bills under the No Surprises Act, including provisions related to the independent dispute resolution process, good faith estimates for uninsured (or self-pay) individuals, the patient-provider dispute resolution process, and expanded rights to external review. On February 28, 2022, a district judge in the Eastern District of Texas invalidated portions of the rule governing aspects of the Independent Dispute Resolution ("IDR") process. In light of this decision, the government issued a final rule on August 19, 2022 eliminating the rebuttable presumption in favor of the qualifying payment amount ("QPA") by the IDR entity and providing additional factors the IDR entity should consider when choosing between two competing offers. On September 22, 2022, the Texas Medical Association filed a lawsuit challenging the IDR process provided in the updated final rule and alleging that the final rule unlawfully elevates the QPA above other factors the IDR entity must consider. The American Hospital Association and American Medical Association have announced their intent to join this case as amici supporting the Texas Medical Association. On February 10, 2023, CMS instructed certified IDR entities to hold all payment determinations until further guidance is issued by the departments of Health & Human Services, Labor, and Treasury. This decision stems from the February 6, 2023, court decision that vacated the federal government's revised IDR process for determining payment for out-of-network services under the No Surprises Act. Certified IDR entities have also been instructed to recall any payment determinations issued after February 6, 2023. We do not expect the interim final rule or the August 19, 2022, final rule to have a material impact on our results of operations.

Other Sources: Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospitals' indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances.

Health Care Reform: Many Medicare, Medicaid and other health care industry changes were implemented as a result of the Legislation. Some of these key changes are outlined below.

Medicaid Federal DSH Allotment:

Although the implementation has been delayed several times, the Legislation (as amended by subsequent federal legislation) requires annual aggregate reductions in federal Medicaid DSH allotment from FFY 2024 through FFY 2027. Commencing in federal fiscal year 2024, and continuing through 2027, DSH payments are scheduled to be reduced by $8 billion annually.

Value-Based Purchasing:

There is a trend in the healthcare industry toward value-based purchasing of healthcare services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs including Medicare and Medicaid currently require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events. Many large commercial payers currently require hospitals to report quality data, and several commercial payers do not reimburse hospitals for certain preventable adverse events.

The Legislation required HHS to implement a value-based purchasing program for inpatient hospital services which became effective on October 1, 2012. The Legislation requires HHS to reduce inpatient hospital payments for all discharges by 2% in FFY 2017 and subsequent years. HHS will pool the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by HHS. HHS will determine the amount each hospital that meets or exceeds the quality performance standards will receive from the pool of dollars created by these payment reductions. As part of the FFY 2022 IPPS final rule and FFY 2023 final rule, as discussed above, and as a result of the on-going COVID-19 pandemic, CMS has implemented a budget neutral payment policy to fully offset the 2% VBP withhold during each of FFY 2022 and FFY 2023.

Hospital Acquired Conditions:

The Legislation prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat hospital acquired conditions ("HAC"). Beginning in FFY 2015, hospitals that fall into the top 25% of national risk-adjusted HAC rates for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments. As part of the FFY 2023 final rule discussed above, and as a result of the on-going COVID-19 pandemic, CMS will suppress all six measures in the HAC Reduction Program for the FY 2023 program year and eliminate the HAC reduction program's one percent payment penalty.

Readmission Reduction Program:

In the Legislation, Congress also mandated implementation of the hospital readmission reduction program ("HRRP"). Hospitals with excessive readmissions for conditions designated by HHS will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard. The HRRP currently assesses penalties on hospitals having excess readmission rates for heart failure, myocardial infarction, pneumonia, acute exacerbation of chronic obstructive pulmonary disease (COPD) and elective total hip arthroplasty (THA) and/or total knee arthroplasty (TKA), excluding planned readmissions, when compared to expected rates. In the fiscal year 2015 IPPS final rule, CMS added readmissions for coronary artery bypass graft (CABG) surgical procedures beginning in fiscal year 2017. To account for excess readmissions, an applicable hospital's base operating DRG payment amount is adjusted for each discharge occurring during the fiscal year. Readmissions payment adjustment factors can be no more than a 3 percent reduction. As part of the FFY 2023 IPPS final rule discussed above, CMS will modify all of the condition-specific readmission measures to include an adjustment for patient history of COVID-19 for FFY 2024.

Accountable Care Organizations:

The Legislation requires HHS to establish a Medicare Shared Savings Program that promotes accountability and coordination of care through the creation of accountable care organizations ("ACOs"). The ACO program allows providers (including hospitals), physicians and other designated professionals and suppliers to voluntarily work together to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the Medicare program. CMS is also developing and implementing more advanced ACO payment models that require ACOs to assume greater risk for attributed beneficiaries. On December 21, 2018, CMS published a final rule that, in general, requires ACO participants to take on additional risk associated with participation in the program. On April 30, 2020, CMS issued an interim final rule with comment in response to the COVID-19 national emergency permitting ACOs with current agreement periods expiring on December 31, 2020 the option to extend their existing agreement period by one year, and permitting certain ACOs to retain their participation level through 2021. It remains unclear to what extent providers will pursue federal ACO status or whether the required investment would be warranted by increased payment.

2019 Novel Coronavirus Disease Medicare and Medicaid Payment Related Legislation

In response to the growing threat of COVID-19, on March 13, 2020 a national emergency was declared. The declaration empowered the HHS Secretary to waive certain Medicare, Medicaid and Children's Health Insurance Program ("CHIP") program requirements and Medicare conditions of participation under Section 1135 of the Social Security Act. Having been granted this authority by HHS, CMS issued a broad range of blanket waivers, which eased certain requirements for impacted providers, including:

- Waivers and Flexibilities for Hospitals and other Healthcare Facilities including those for physical environment requirements and certain Emergency Medical Treatment & Labor Act provisions
- Provider Enrollment Flexibilities
- Flexibility and Relief for State Medicaid Programs including those under section 1135 Waivers
- Suspension of Certain Enforcement Activities

In addition to the national emergency declaration, Congress passed and Presidents Trump and Biden have signed various forms of legislation intended to support state and local authority responses to COVID-19 as well as provide fiscal support to businesses, individuals, financial markets, hospitals and other healthcare providers.

Some of the financial support included in the various legislative actions include:

- Medicaid FMAP Enhancement

  - The FMAP was increased by 6.2% retroactive to the federal fiscal quarter beginning January 1, 2020 and each subsequent federal fiscal quarter for all states and U.S. territories during the declared public health emergency through December 31, 2022, in accordance with specified conditions. The Consolidated Appropriations Act of 2023 ("CAA of 2023"), signed into law on December 29, 2022, provides for the transitional reduction of the 6.2% enhanced FMAP during 2023 to 5.0% during the second quarter, 2.5% during the third quarter and 1.5% during the fourth quarter of 2023.

  - Effective April 1, 2023, the CAA of 2023 allows states to initiate Medicaid renewals, post-enrollment verifications, and redeterminations over a 12-month period for all individuals who are enrolled in such plan (or waiver) as of April 1, 2023. This activity was previously prohibited as a condition for the receipt of the enhanced FMAP during the PHE. This Medicaid enrollment related activity is likely to reduce Medicaid beneficiary enrollment as states initiate this activity but the level of Medicaid disenrollment cannot be predicted.

- Public Health Emergency Declaration

  - The HHS Secretary renewed the PHE effective January 11, 2023, for 90 days. As a result, certain Medicare payment provisions contingent on the PHE are extended including the twenty percent (20%) Medicare add-on for inpatient hospital COVID-19 patients noted below. However, HHS has published guidance indicating its intent for the PHE to expire on May 11, 2023. We cannot predict whether the loss of any such favorable payment provisions available to providers during the declared PHE will ultimately have a negative financial impact on us.

- Creation of a $250 billion Public Health and Social Services Emergency Fund ("PHSSEF")

  - Makes grants available to hospitals and other healthcare providers to cover unreimbursed healthcare related expenses or lost revenues attributable to the public health emergency resulting from the coronavirus.

  - During 2021, we received approximately $189 million in PHSSEF grants from the federal government as provided for by the CARES Act. As previously disclosed, we returned these funds to HHS during the second quarter of 2021. Since our intent was to return these funds, our financial results for the year ended December 31, 2021 include no impact from the receipt of these federal funds. Reimbursements recorded pursuant the PHSSEF and other various state and local governmental stimulus programs did not have a significant impact on our financial results during the nine-month period ended September 30, 2022. Our results of operations for the nine-month period ended September 30, 2021 included approximately $13 million of reimbursements recorded in connection with these programs.

  - During the year ended December 31, 2020, we received approximately $417 million of funds from various governmental stimulus programs, most notably the PHSSEF as provided for by the CARES Act. As mentioned above, included financial results for the year ended December 31, 2020 was approximately $413 million of revenues recognized in connection with funds received from these federal, state and local governmental stimulus programs.

- All PHSSEF receipts are subject to meeting the applicable terms and conditions of the various distribution programs as of September 30, 2021. The Consolidated Appropriations Act, 2021 (H.R. 133) enacted on December 27, 2020 includes language that provides specific instructions on: (1) the redistribution of PHSSEF grant payments by a parent company among its subsidiaries, and; (2) the calculation of lost revenue in a PHSSEF grant entitlement determination. The HHS terms and conditions for all grant recipients and specific fund distributions are located at https://www.hhs.gov/coronavirus/cares-act-provider-relief-fund/for-providers/index.html

- Reimburse hospitals at Medicare rates for uncompensated COVID-19 care for the uninsured

  - Our financial results for the years ended December 31, 2022 and 2021 included approximately $22 million and $71 million, respectively, of revenues recorded in connection with this COVID-19 uninsured program. Revenue for the eligible patient encounters is recorded in the period in which the encounter is deemed eligible for this program net of any normal accounting reserves.

  - Effective March 22, 2022, HHS announced that the HRSA COVID-19 Uninsured Program and Coverage Assistance Fund is no longer accepting claims due to insufficient funding.

- Medicare Sequestration Relief

  - Suspension of the 2% Medicare sequestration offset for Medicare services provided from May 1, 2020 through December 31, 2021 by various legislative extensions. In December, 2021, the suspended 2% payment reduction was extended until March 31, 2022 and partially suspended at a 1% payment reduction for an additional three-month period that ended on June 30, 2022.

  - Our financial results for the years ended December 31, 2022 and 2021 included approximately $17 million and $45 million, respectively, of revenues recorded in connection with this Medicare sequestration relief program.

- Medicare add-on for inpatient hospital COVID-19 patients

  - Increases the payment that would otherwise be made to a hospital for treating a Medicare patient admitted with COVID-19 by twenty percent (20%) for the duration of the COVID-19 public health emergency.

  - Our financial results for the years ended December 31, 2022 and 2021 included approximately $30 million and $34 million, respectively, of revenues recorded in connection with this COVID-19 Medicare add-on program. These payments were intended to offset the increased expenses associated with the treatment of Medicare COVID-19 patients.

- Expansion of the Medicare Accelerated and Advance Payment Program ("MAAPP")

  - In March, 2021, we fully repaid the $695 million of Medicare Accelerated payments received during 2020.

In addition to statutory and regulatory changes to the Medicare program and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payers could have a material adverse effect on our financial position and our results.

Other Operating Results

Interest Expense

Reflected below are the components of our interest expense which amounted to $127 million during 2022 and $84 million during 2021 (amounts in thousands):

	2022	2021
Revolving credit & demand notes (a.)	$ 9,791	$ 2,318
Tranche A term loan facility (a.)	68,782	26,408
Tranche B term loan facility (a.)	—	5,941
$400 million, 5.00% Senior Notes due 2026 (b.)	—	14,000
$800 million, 2.65% Senior Notes due 2030 (c.)	21,426	21,470
$700 million, 1.65% Senior Notes due 2026 (d.)	11,725	4,137
$500 million, 2.65% Senior Notes due 2032 (e.)	13,380	4,720
Accounts receivable securitization program (f.)	39	787
Subtotal - revolving credit, demand notes, Senior Notes, term loan facilities and accounts receivable securitization program	125,143	79,781
Amortization of financing fees	4,903	4,310
Other combined interest expense	5,844	5,588
Capitalized interest on major projects	(8,623)	(4,411)
Interest income	(378)	(1,596)
Interest expense, net	$ 126,889	$ 83,672

(a.) In June, 2022 we entered into the ninth amendment to our credit agreement dated November 15, 2010, as amended (the "Credit Agreement"), which, among other things, added a new incremental tranche A term loan facility in the aggregate principal amount of $700 million. In September, 2021, we entered into an eighth amendment which modified the definition of "Adjusted LIBO Rate". In August, 2021, we entered into a seventh amendment to our Credit Agreement which provided for the amendment and restatement of the previously existing credit facility including, among other things, the following: (i) a $1.2 billion aggregate amount revolving credit facility that is scheduled to mature in August, 2026 ($310.4 million of borrowings outstanding as of December 31, 2022); (ii) a tranche A term loan facility with $2.34 billion of outstanding borrowings as of December 31, 2022 (including the $700 million increase provided for by the ninth amendment in June, 2022), and; (iii) repayment of a portion of the previously outstanding tranche A term loan facility borrowings ($150 million) and all of the tranche B term loan facility borrowings ($488 million). Repayment of the $638 million of previously outstanding borrowings under the tranche A and tranche B term loan facilities were funded utilizing a portion of the proceeds generated from the August, 2021, issuance of the $700 million, 1.65% Senior Notes due in 2026, and the $500 million, 2.65%, Senior Notes due in 2032.

(b.) In September, 2021 we redeemed the entire $400 million aggregate principal amount of our previously outstanding 5.00% Senior Secured Notes that were scheduled to mature in 2026 at a cash redemption price equal to the sum of 102.50% of the aggregate principal amount. This redemption was funded utilizing a portion of the proceeds generated from the August, 2021 issuance of the $700 million, 1.65% Senior Notes due in 2026, and the $500 million, 2.65% Senior Notes due in 2032, as discussed in (d.) and (e.) below.

(c.) In September, 2020, we completed the offering of $800 million aggregate principal amount of 2.65% Senior Notes due in 2030.

(d.) In August, 2021, we completed the offering of $700 million aggregate principal amount of 1.65% Senior Notes due in 2026.

(e.) In August, 2021, we completed the offering of $500 million aggregate principal amount of 2.65% Senior Notes due in 2032.

(f.) The accounts receivable securitization program was amended in April, 2021, to reduce the borrowing commitment to $20 million (from $450 million previously). As of the maturity date on December 20, 2022, the Securitization expired and was not renewed or replaced.

Interest expense increased by $43 million during 2022 to $127 million as compared to $84 million during 2021. The increase was primarily due to: (i) a net $45 million increase in aggregate interest expense on our revolving credit, demand notes, senior notes, term loan facilities and accounts receivable securitization program, resulting from an increase in our aggregate average cost of borrowings pursuant to these facilities (2.8% during 2022 as compared to 2.1% during 2021), as well as an increase in the aggregate average outstanding borrowings ($4.40 billion during 2022 as compared to $3.72 billion during 2021), partially offset by; (ii) a net $2 million decrease in other combined interest expenses, including a $4 million increase in capitalized interest on major projects.

The average effective interest rate, including amortization of deferred financing costs, original issue discount and designated interest rate swap expense/income, on borrowings outstanding under our revolving credit, demand notes, senior notes, term loan A and

B facilities and accounts receivable securitization program, which amounted to approximately $4.40 billion during 2022 and $3.72 billion during 2021, were 2.9% during 2022 and 2.2% during 2021.

Costs Related to Early Extinguishment of Debt

In connection with financing transactions completed during 2021, our 2021 results of operations included pre-tax charges of approximately $17 million, incurred for the costs related to the extinguishment of debt. These charges, which were included in other (income) expense, net, consisted of the write-off of deferred charges (approximately $7 million) as well as the make-whole premium paid on the early redemption of the $400 million, 5% senior notes (approximately $10 million).

Provision for Asset Impairments

Our financial statements for the year ended December 31, 2022, include a pre-tax provision for asset impairment of approximately $58 million, which is included in other operating expenses on the accompanying consolidated statements of income, to write-down the asset value of Desert Springs Hospital Medical Center, a 282-bed acute care hospital located in Las Vegas, Nevada. In early 2023, as a result of various competitive pressures and operational challenges experienced in the market, which had a significant unfavorable impact on the hospital's results of operations during the past year, as well as physical plant constraints and limitations resulting from the advanced age of the facility (which opened in 1971), we announced plans to discontinue all inpatient operations by March of 2023. During the next two years, we plan to continue providing emergency department services within a portion of the existing facility while we construct a new free-standing emergency department on the hospital's campus. The provision for asset impairment reduced the asset values of the facility's real estate and equipment to their estimated fair values.

During 2021, in connection with the discontinuation of a certain module of a new clinical/financial information technology application under development, our financial results included a pre-tax provision for asset impairment of approximately $14 million to write-off the applicable portion of the capitalized costs incurred and is included in other operating expenses on the accompanying consolidated statement of income.

Provision for Income Taxes and Effective Tax Rates

The effective tax rates, as calculated by dividing the provision for income taxes by income before income taxes, were as follows for each of the years ended December 31, 2022 and 2021 (dollar amounts in thousands):

	2022	2021
Provision for income taxes	$ 209,278	$ 305,681
Income before income taxes	866,260	1,293,313
Effective tax rate	24.2%	23.6%

The provision for income taxes decreased $96 million during 2022, as compared to 2021, due primarily to the income tax benefit recorded in connection with the $412 million decrease in pre-tax income ($427 million decrease in income before income taxes partially offset by a $15 million increase in net loss attributable to noncontrolling interests).

Effects of Inflation and Seasonality

Seasonality —Our acute care services business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Inflation — See disclosure above in *Results of Operations-COVID-19, Clinical Staffing Shortage and Effects of Inflation.*

Liquidity

Year ended December 31, 2022 as compared to December 31, 2021:

Net cash provided by operating activities

Net cash provided by operating activities was $996 million during 2022 as compared to $884 million during 2021. The net increase of $112 million was primarily attributable to the following:

- a favorable change of $695 million from the early return of the Medicare accelerated payments which were received during 2020 and repaid during the first quarter of 2021;

- an unfavorable change of $249 million in accounts receivable due, in part, to increased receivables related to supplemental Medicaid programs in various states as well as amounts outstanding at December 31, 2022, related to facilities and businesses that were opened/acquired during the past year;

- an unfavorable change of $238 million resulting from a decrease in net income plus/minus depreciation and amortization expense, stock-based compensation, gain/loss on sale of assets and businesses, costs related to extinguishment of debt and provision for asset impairments;

- an unfavorable change of $193 million from other working capital accounts due primarily to the timing of disbursements for accounts payable, accrued expenses and accrued compensation, as well as the payment during 2022, of a portion of the employer's share of the 2020 Social Security taxes which were deferred pursuant to the CARES Act;

- an unfavorable change of $62 million in accrued insurance expense, net of commercial premiums paid;

- a favorable change of $59 million in other assets and deferred charges;

- a favorable change of $25 million in accrued and deferred income taxes, and;

- $75 million of other combined net favorable changes.

Days sales outstanding ("DSO"): Our DSO are calculated by dividing our net revenue by the number of days in the year. The result is divided into the accounts receivable balance at the end of the year. Our DSO were 55 days at December 31, 2022 and 50 days at December 31, 2021. The increase in our DSO at December 31, 2022, as compared to December 31, 2021, was due, in part, to the above-mentioned increase in receivables during 2022 related to supplemental Medicaid programs in various states and facilities that were opened or acquired during the year.

Net cash used in investing activities

Net cash used in investing activities was $647 million during 2022 and $914 million during 2021.

2022:

The $647 million of net cash used in investing activities during 2022 consisted of:

- $734 million spent on capital expenditures including capital expenditures for equipment, renovations and new projects at various existing facilities;

- $95 million received in connection with net cash inflows from forward exchange contracts that hedge our investment in the U.K. against movements in exchange rates;

- $20 million spent on the acquisition of businesses and property, and;

- $12 million of proceeds received from sales of assets and businesses.

2021:

The $914 million of net cash used in investing activities during 2021 consisted of:

- $856 million spent on capital expenditures including capital expenditures for equipment, renovations and new projects at various existing facilities;

- $105 million spent to acquire businesses and property, consisting primarily of a micro acute care hospital located in Las Vegas, Nevada, and a physician practice management company located in California;

- $25 million of proceeds received from sales of assets and businesses;

- $20 million received in connection with the implementation of information technology applications (consists primarily of refunded costs previously paid), and;

- $1 million received in connection with net cash inflows from forward exchange contracts that hedge our investment in the U.K. against movements in exchange rates.

Net cash used in financing activities

Net cash used in financing activities was $318 million during 2022 and $1.069 billion during 2021.

2022:

The $318 million of net cash used in financing activities during 2022 consisted of the following:

- generated $705 million of proceeds from new borrowings consisting primarily of $700 million of proceeds generated from the new tranche A term loan facility which commenced in June, 2022;

- spent $833 million to repurchase shares of our Class B Common Stock in connection with: (i) open market purchases pursuant to our stock repurchase program ($811 million), and; (ii) income tax withholding obligations related to stock-based compensation programs ($22 million);

- spent $89 million on net repayment of debt as follows: (i) $51 million related to our tranche A term loan facility; (ii) $32 million related to our revolving credit facility, and; (iii) $6 million related to other debt facilities;

- spent $58 million to pay quarterly cash dividends of $.20 per share;

- spent $49 million in connection with the purchase of ownership interests from minority members, net of sales, consisting primarily of our purchase of George Washington University's 20% ownership in the George Washington University Hospital (we now own 100% of the hospital);

- generated $14 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans;

- spent $5 million to pay profit distributions related to noncontrolling interests in majority owned businesses, and;

- spent $3 million to pay financing costs.

2021:

The $1.069 billion of net cash used in financing activities during 2021 consisted of the following:

- spent $3.038 billion on net repayment of debt as follows: (i) $1.911 billion related to our tranche A term loan facility; (ii) $490 million related to our terminated tranche B term loan facility; (iii) $410 million related to the early redemption of our previously outstanding $400 million, 5.00% senior secured notes which were scheduled to mature in June, 2026; (iv) $225 million related to our accounts receivable securitization program, and; (v) $2 million related to other debt facilities;

- generated $3.255 billion of proceeds related to new borrowings as follows: (i) $1.7 billion related to our tranche A term loan facility; (ii) $699 million (net of discount) related to the August, 2021 issuance of $700 million, 1.65% senior secured notes due in September, 2026; (iii) $499 million (net of discount) related to the August, 2021 issuance of $500 million, 2.65% senior secured notes due in January, 2032; (iv) $343 million pursuant to our revolving credit facility, and; (v) $14 million of proceeds received related to other debt facilities;

- spent $1.221 billion to repurchase shares of our Class B Common Stock in connection with: (i) open market purchases pursuant to our stock repurchase program ($1.201 billion), and; (ii) income tax withholding obligations related to stock-based compensation programs ($20 million);

- spent $66 million to pay quarterly cash dividends of $.20 per share;

- spent $19 million to pay financing costs incurred in connection with various financing transactions;

- generated $13 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans;

- received $13 million in capital contributions from minority members in majority owned businesses, and;

- spent $7 million to pay profit distributions related to noncontrolling interests in majority owned businesses.

2023 Expected Capital Expenditures:

During 2023, we expect to spend approximately $725 million to $875 million on capital expenditures which includes expenditures for capital equipment, construction of new facilities, and renovations and expansions at existing hospitals. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We expect to finance all capital expenditures and acquisitions with internally generated funds and/or additional funds, as discussed below.

Capital Resources:

Credit Facilities and Outstanding Debt Securities

In June, 2022 we entered into a ninth amendment to our credit agreement dated as of November 15, 2010, as amended and restated as of September, 2012, August, 2014, October, 2018, August, 2021, and September, 2021, among UHS, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, (the "Credit Agreement"). The ninth amendment provided for, among other things, the following: (i) a new incremental tranche A term loan facility in the aggregate principal amount of $700 million which is scheduled to mature on August 24, 2026, and; (ii) replaces the option to make Eurodollar borrowings (which bear interest by reference to the LIBO Rate) with Term Benchmark Loans, which will bear interest by reference to the Secured Overnight Financing Rate ("SOFR"). The net proceeds generated from the incremental tranche A term loan facility were used to repay a portion of the borrowings that were previously outstanding under our revolving credit facility.

In September, 2021 we entered into an eighth amendment to our Credit Agreement which modified the definition of "Adjusted LIBO Rate".

In August, 2021 we entered into a seventh amendment to our Credit Agreement which, among other things, provided for the following:

- o a $1.2 billion aggregate amount revolving credit facility, which is scheduled to mature on August 24, 2026, representing an increase of $200 million over the $1.0 billion previous commitment. As of December 31, 2022, this facility had $310 million of borrowings outstanding and $886 million of available borrowing capacity, net of $4 million of outstanding letters of credit;

- o a $1.7 billion initial tranche A term loan facility which was subsequently increased by $700 million in June, 2022 by the above-mentioned ninth amendment. The seventh amendment also provided for repayment of $150 million of borrowings outstanding pursuant to the previous tranche A term loan facility, and;

- o repayment of approximately $488 million of outstanding borrowings and termination of the previous tranche B term loan facility.

The terms of the tranche A term loan facility, as amended, which had $2.338 billion of outstanding borrowings as of December 31, 2022, provides for installment payments of $15.0 million per quarter during the period of September, 2022 through September, 2023, and $30.0 million per quarter during the period of December, 2023 through June, 2026. The unpaid principal balance at June 30, 2026 is payable on the August 24, 2026 scheduled maturity date of the Credit Agreement.

Revolving credit and tranche A term loan borrowings under the Credit Agreement bear interest at our election at either (1) the ABR rate which is defined as the rate per annum equal to the greatest of (a) the lender's prime rate, (b) the weighted average of the federal funds rate, plus 0.5% and (c) one month SOFR rate plus 1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.25% to 0.625%, or (2) the one, three or six month SOFR rate plus 0.1% (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.25% to 1.625%. As of December 31, 2022, the applicable margins were 0.50% for ABR-based loans and 1.50% for SOFR-based loans under the revolving credit and term loan A facilities. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by certain assets of the Company and our material subsidiaries (which generally excludes asset classes such as substantially all of the patient-related accounts receivable of our acute care hospitals, and certain real estate assets and assets held in joint-ventures with third parties) and is guaranteed by our material subsidiaries.

The Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement also contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens, indebtedness, transactions with affiliates, dividends and stock repurchases; and requires compliance with financial covenants including maximum leverage. We were in compliance with all required covenants as of December 31, 2022 and December 31, 2021.

On August 24, 2021, we completed the following via private offerings to qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended:

- o Issued $700 million of aggregate principal amount of 1.65% senior secured notes due on September 1, 2026, and;

- o Issued $500 million of aggregate principal amount of 2.65% senior secured notes due on January 15, 2032.

In April, 2021 our accounts receivable securitization program ("Securitization") was amended (the eighth amendment) to: (i) reduce the aggregate borrowing commitments to $20 million (from $450 million previously); (ii) slightly reduce the borrowing rates and commitment fee, and; (iii) extend the maturity date to April 25, 2022. At various times from April, 2022 to September, 2022, the

Securitization was amended to extend the maturity date to various dates including, most recently, December 20, 2022. As of the December 20, 2022 maturity date, the Securitization expired and was not renewed or replaced.

On September 13, 2021, we redeemed $400 million of aggregate principal amount of 5.00% senior secured notes, that were scheduled to mature on June 1, 2026, at 102.50% of the aggregate principal, or $410 million.

As of December 31, 2022, we had combined aggregate principal of $2.0 billion from the following senior secured notes:

o $700 million aggregate principal amount of 1.65% senior secured notes due in September, 2026 ("2026 Notes") which were issued on August 24, 2021.

o $800 million aggregate principal amount of 2.65% senior secured notes due in October, 2030 ("2030 Notes") which were issued on September 21, 2020.

o $500 million of aggregate principal amount of 2.65% senior secured notes due in January, 2032 ("2032 Notes") which were issued on August 24, 2021.

Interest on the 2026 Notes is payable on March 1st and September 1st until the maturity date of September 1, 2026. Interest on the 2030 Notes payable on April 15th and October 15th, until the maturity date of October 15, 2030. Interest on the 2032 Notes is payable on January 15th and July 15th until the maturity date of January 15, 2032.

The 2026 Notes, 2030 Notes and 2032 Notes (collectively "The Notes") were initially issued only to qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). In December, 2022, we completed a registered exchange offer in which virtually all previously outstanding Notes were exchanged for identical Notes that were registered under the Securities Act, and thereby became freely transferable (subject to certain restrictions applicable to affiliates and broker dealers). Notes originally issued under Rule 144A or Regulation S that were not exchanged in the exchange offer remain outstanding and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements thereunder.

The Notes are guaranteed (the "*Guarantees*") on a senior secured basis by all of our existing and future direct and indirect subsidiaries (the "*Subsidiary Guarantors*") that guarantee our Credit Agreement, or other first lien obligations or any junior lien obligations. The Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to the Company's Existing Receivables Facility (as defined in the Indenture pursuant to which The Notes were issued (the "Indenture")), and certain other excluded assets). The Company's obligations with respect to The Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indenture, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement and The Notes by a perfected first-priority security interest, subject to permitted liens, in the collateral owned by the Company and its Subsidiary Guarantors, whether now owned or hereafter acquired. However, the liens on the collateral securing The Notes and the Guarantees will be released if: (i) The Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and The Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing The Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

As discussed in *Note 9 to the Consolidated Financial Statements-Relationship with Universal Health Realty Income Trust and Other Related Party Transactions*, on December 31, 2021, we (through wholly-owned subsidiaries of ours) entered into an asset purchase and sale agreement with Universal Health Realty Income Trust (the "Trust"). Pursuant to the terms of the agreement, which was amended during the first quarter of 2022, we, among other things, transferred to the Trust, the real estate assets of Aiken Regional Medical Center ("Aiken") and Canyon Creek Behavioral Health ("Canyon Creek"). In connection with this transaction, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases, as amended, (with the Trust as lessor), for initial lease terms on each property of approximately twelve years, ending on December 31, 2033. As a result of our purchase option within the Aiken and Canyon Creek lease agreements, this asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP and we have accounted for the transaction as a financing arrangement. Our lease payments payable to the Trust are recorded to interest expense and as a reduction of the outstanding financial liability, and the amount allocated to interest expense is determined based upon our incremental borrowing rate and the outstanding financial liability. In connection with this transaction, our Consolidated Balance Sheets at December 31, 2022 and December 31, 2021 reflect financial liabilities, which are included in debt, of approximately $81 million and $82 million, respectively.

At December 31, 2022, the carrying value and fair value of our debt were approximately $4.8 billion and $4.4 billion, respectively. At December 31, 2021, the carrying value and fair value of our debt were each approximately $4.2 billion. The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with debt instruments.

Our total debt as a percentage of total capitalization was approximately 45% at December 31, 2022 and 41% at December 31, 2021.

We expect to finance all capital expenditures and acquisitions and pay dividends and potentially repurchase shares of our common stock utilizing internally generated and additional funds. Additional funds may be obtained through: (i) borrowings under our existing revolving credit facility, which had $886 million of available borrowing capacity as of December 31, 2022, or through refinancing the existing Credit Agreement; (ii) the issuance of other short-term and/or long-term debt, and/or; (iii) the issuance of equity. We believe that our operating cash flows, cash and cash equivalents, available commitments under existing agreements, as well as access to the capital markets, provide us with sufficient capital resources to fund our operating, investing and financing requirements for the next twelve months. However, in the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

Supplemental Guarantor Financial Information

As of December 31, 2022, we had combined aggregate principal of $2.0 billion from The Notes:

- $700 million aggregate principal amount of the 2026 Notes;
- $800 million aggregate principal amount of the 2030 Notes, and;
- $500 million of aggregate principal amount of the 2032 Notes.

The Notes are fully and unconditionally guaranteed pursuant to the Guarantees on a senior secured basis by the Subsidiary Guarantors. The Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to the Company's existing receivables facility (as defined in the Indentures pursuant to which The Notes were issued), and certain other excluded assets). The Company's obligations with respect to The Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indentures, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement and The Notes by a perfected first-priority security interest, subject to permitted liens, in the collateral owned by the Company and its Subsidiary Guarantors, whether now owned or hereafter acquired. However, the liens on the collateral securing The Notes and the Guarantees will be released if: (i) The Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and The Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing The Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

The Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become Subsidiary Guarantors of The Notes. No appraisal of the value of the collateral has been made, and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing The Notes may not produce proceeds in an amount sufficient to pay any amounts due on The Notes.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although our Credit Agreement contains restrictions on the incurrence of additional indebtedness and our Credit Agreement and The Notes contain restrictions on our ability to incur liens to secure additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, if we incur any additional indebtedness secured by liens that rank equally with The Notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of proceeds paid to holders of The Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of The Notes and the incurrence of the Guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, The Notes or the Guarantees (or the grant of collateral securing any such obligations) could be voided as a fraudulent transfer or conveyance if we or any of the Subsidiary Guarantors, as applicable, (a) issued The Notes or incurred the Guarantees with the intent of hindering, delaying or defrauding creditors or (b) under certain circumstances received less than reasonably equivalent value or fair consideration in return for either issuing The Notes or incurring the Guarantees.

Basis of Presentation

The following tables include summarized financial information of Universal Health Services, Inc. and the other obligors in respect of debt issued by Universal Health Services, Inc. The summarized financial information of each obligor group is presented on a combined basis with balances and transactions within the obligor group eliminated. Investments in and the equity in earnings of nonguarantor subsidiaries, which would otherwise be consolidated in accordance with GAAP, are excluded from the below summarized financial information pursuant to SEC Regulation S-X Rule 13-01.

The summarized balance sheet information for the consolidated obligor group of debt issued by Universal Health Services, Inc. is presented in the table below:

(in thousands)	December 31, 2022	December 31, 2021
Current assets	$ 2,062,900	$ 1,865,568
Noncurrent assets (1)	$ 8,773,036	$ 8,695,985
Current liabilities	$ 1,686,005	$ 1,818,415
Noncurrent liabilities	$ 5,587,141	$ 6,164,650
Due to non-guarantors	$ 942,731	$ 940,852

(1) Includes goodwill of $3,273 million and $3,257 million as of December 31, 2022 and 2021, respectively.

The summarized results of operations information for the consolidated obligor group of debt issued by Universal Health Services, Inc. is presented in the table below:

(in thousands)	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Net revenues	$ 10,853,259	$ 10,310,332
Operating charges	9,947,778	9,044,261
Interest expense, net	193,486	149,394
Other (income) expense, net	7,487	(14,513)
Net income	$ 532,047	$ 878,065

Affiliates Whose Securities Collateralize the Senior Secured Notes

The Notes and the Guarantees are secured by, among other things, pledges of the capital stock of our subsidiaries held by us or by our secured Guarantors, in each case other than certain excluded assets and subject to permitted liens. Such collateral securities are secured equally and ratably with our and the Guarantors' obligations under our Credit Agreement. For a list of our subsidiaries the capital stock of which has been pledged to secure The Notes, see Exhibit 22.1 to this Report.

Upon the occurrence and during the continuance of an event of default under the indentures governing The Notes, subject to the terms of the Security Agreement relating to The Notes provide for (among other available remedies) the foreclosure upon and sale of the Collateral (including the pledged stock) and the distribution of the net proceeds of any such sale to the holders of The Notes, the lenders under the Credit Agreement and the holders of any other permitted first priority secured obligations on a pro rata basis, subject to any prior liens on the collateral.

No appraisal of the value of the collateral securities has been made, and the value of the collateral securities in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securities securing The Notes may not produce proceeds in an amount sufficient to pay any amounts due on The Notes.

The security agreement relating to The Notes provides that the representative of the lenders under our Credit Agreement will initially control actions with respect to that collateral and, consequently, exercise of any right, remedy or power with respect to enforcing interests in or realizing upon such collateral will initially be at the direction of the representative of the lenders.

No trading market exists for the capital stock pledged as collateral.

The assets, liabilities and results of operations of the combined affiliates whose securities are pledged as collateral are not materially different than the corresponding amounts presented in the consolidated financial information of Universal Health Services, Inc.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2022 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds which totaled $169 million consisting of: (i) $159 million related to our self-insurance programs, and; (ii) $10 million of other debt and public utility guarantees.

Obligations under operating leases for real property, real property master leases and equipment amount to $922 million as of December 31, 2022. The real property master leases are leases for buildings on or near hospital property for which we guarantee a certain level of rental income. We sublease space in these buildings and any amounts received from these subleases are offset against the expense. In addition, we lease certain hospital facilities from Universal Health Realty Trust (the "Trust") with terms scheduled to expire in 2026, 2033 and 2040. These leases contain various renewal options, as disclosed in *Note 9 to the Consolidated Financial*

Statements-Relationship with Universal Health Realty Income Trust and Other Related Party Transactions. We also lease two free-standing emergency departments and space in certain medical office buildings which are owned by the Trust. In addition, we lease the real property of certain other facilities from non-related parties as indicated in *Item 2. Properties,* as included herein.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2022:

| | | Payments Due by Period (dollars in thousands) | | | |
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt obligations (a)	$4,807,980	$ 81,447	$ 253,263	$3,035,768	$1,437,502
Estimated future interest payments on debt outstanding as of December 31, 2022 (b)	1,031,021	225,637	418,642	190,747	195,995
Construction commitments (c)	23,563	5,000	18,563	0	0
Purchase and other obligations (d)	369,259	58,589	107,057	76,727	126,886
Operating leases (e)	921,753	83,573	143,634	98,810	595,736
Estimated future payments for defined benefit pension plan, and other retirement plan (f)	169,337	19,535	15,176	18,470	116,156
Health and dental unpaid claims (g)	133,624	133,624	0	0	0
Total contractual cash obligations	$7,456,537	$ 607,405	$ 956,335	$3,420,522	$2,472,275

(a)   Reflects debt outstanding, after unamortized financing costs, as of December 31, 2022 as discussed in *Note 4 to the Consolidated Financial Statements*.

(b)   Assumes that all debt outstanding as of December 31, 2022, including borrowings under our Credit Agreement, remain outstanding until the final maturity of the debt agreements at the same interest rates (some of which are floating) which were in effect as of December 31, 2022. We have the right to repay borrowings upon short notice and without penalty, pursuant to the terms of the Credit Agreement.

(c)   Our share of the estimated construction cost of a behavioral health care facility scheduled to be completed in 2025 that, subject to approval of certain regulatory conditions, we are required to build pursuant to a joint-venture agreement with a third party. In addition, we had various other projects under construction as of December 31, 2022. Because we can terminate substantially all of the construction contracts related to the various other projects at any time without paying a termination fee, these costs are excluded from the table above.

(d)   Consists of: (i) $54 million related to long-term contracts with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities; (ii) $224 million related to the future expected costs to be paid to a third-party vendor in connection with the ongoing operation of an electronic health records application and purchase and implementation of a revenue cycle and other applications for our facilities; (iii) $16 million for other software applications, and; (iv) $75 million in healthcare infrastructure in Washington D.C. in connection with various agreements with the District of Columbia, as discussed below.

(e)   Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2022 as discussed in *Note 7 to the Consolidated Financial Statements*. Some of the lease agreements provide us with the option to renew the lease and our future lease obligations would change if we exercised these renewal options. In connection with these operating lease commitments, our consolidated balance sheet as of December 31, 2022 includes right of use assets amounting to $455 million and aggregate operating lease liabilities of $463 million ($68 million included in current liabilities and $395 million included in noncurrent liabilities).

(f)   Consists of $146 million of estimated future payments related to our non-contributory, defined benefit pension plan (estimated through 2080), as disclosed in *Note 8 to the Consolidated Financial Statements*, and $23 million of estimated future payments related to other retirement plan liabilities ($19 million of liabilities recorded in other non-current liabilities as of December 31, 2022 in connection with these retirement plans).

(g)   Consists of accrued and unpaid estimated claims expense incurred in connection with our commercial health insurers and self-insured employee benefit plans.

As of December 31, 2022, the total net accrual for our professional and general liability claims was $372 million, of which $74 million is included in other current liabilities and $298 million is included in other non-current liabilities. We exclude the $372 million for professional and general liability claims from the contractual obligations table because there are no significant contractual obligations associated with these liabilities and because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such payments. Please see *Self-Insured/Other Insurance Risks* above for additional disclosure related to our professional and general liability claims and reserves.

During 2020, we entered into a various agreements with the District of Columbia (the "District") related to the development, leasing and operation of an acute care hospital and certain other facilities/structures on land owned by the District ("District Facilities"). The agreements contemplate that we will serve as manager for development and construction of the District Facilities on behalf of the District, with a projected aggregate cost of approximately $439 million, approximately $64 million of which was incurred as of December 31, 2022, which will be entirely funded by the District. Construction of the District Facilities is expected to be completed during 2025. Upon completion of the District Facilities, we will lease the District Facilities for a nominal rental amount for a period of 75 years and are obligated to operate the District Facilities during the lease term. We have certain lease termination rights in connection with the District Facilities beginning on the tenth anniversary of the lease commencement date for various and decreasing amounts as provided for in the agreements. Additionally, any time after the 10th anniversary of the lease term, we have a right to purchase the District Facilities for a price equal to the greater of fair market value of the District Facilities or the amount necessary to defease the bonds issued by the District to fund the construction of the District Facilities. The lease agreement also entitles the District to participation rent should certain specified earnings before interest, taxes, depreciation and amortization thresholds be achieved by the acute care hospital. Additionally, we have committed to expend no less than $75 million, over a projected 12-year period, in healthcare infrastructure including expenditures related to the District Facilities as well as other healthcare related expenditures in certain specified areas of Washington, D.C. This financial commitment is included in "Purchase and other obligations" as reflected on the contractual obligations table above. Pursuant to the agreements, the District is entitled to certain termination fees and other amounts as specified in the agreements in the event we, within certain specified periods of time, cease to operate the acute care hospital or there is a transfer of control of us or our subsidiary operating the hospital.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. From time to time, we use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

The fair value of interest rate swap agreements approximates the amount at which they could be settled, based on estimates obtained from the counterparties. When applicable, we assess the effectiveness of our hedge instruments on a quarterly basis. Although we do not anticipate nonperformance by our counterparties to interest rate swap agreements, the counterparties expose us to credit risk in the event of nonperformance. We do not hold or issue derivative financial instruments for trading purposes.

During the years ended December 31, 2022, 2021 and 2020, we had no cash flow hedges outstanding.

When applicable, we measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from our counterparties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities.

The table below presents information about our long-term financial instruments that are sensitive to changes in interest rates as of December 31, 2022. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates.

Maturity Date, Fiscal Year Ending December 31

(dollar amounts in thousands)

	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt:							
Fixed rate:							
Debt	$ 6,447	$ 7,008	$ 6,255	$ 701,345	$ 7,136	$ 1,437,502	$ 2,165,693
Average interest rates	2.4%	2.4%	2.4%	2.4%	2.8%	3.2%	2.6%
Variable rate:							
Debt	$ 75,000	$ 120,000	120,000	2,327,287	0	0	$ 2,642,287
Average interest rates	5.9%	5.9%	5.9%	5.9%	0.0%	0.0%	5.9%
Interest rate swaps:							
Notional amount							
Average interest rates							

As calculated based upon our variable rate debt outstanding as of December 31, 2022 that is subject to interest rate fluctuations, each 1% change in interest rates would impact our pre-tax income by approximately $26 million.

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income, together with the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Financial Statement Schedule."

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures.*

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934, as amended, and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria on *Internal Control—Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022, based on criteria in *Internal Control—Integrated Framework (2013)*, issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in its report which appears herein.

ITEM 9B *Other Information*

None.

ITEM 9C *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

There is hereby incorporated by reference the information to appear under the captions "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022. See also "Executive Officers of the Registrant" appearing in Item 1 hereof.

ITEM 11. *Executive Compensation*

There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022.

ITEM 14. *Principal Accountant Fees and Services.*

There is hereby incorporated by reference the information to appear under the caption "Relationship with Independent Auditors" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022.

ITEM 15. *Exhibits and Financial Statement Schedules*

  (a) Documents filed as part of this report:

  (1) Financial Statements:

    See "Index to Financial Statements and Financial Statement Schedule."

  (2) Financial Statement Schedules:

    See "Index to Financial Statements and Financial Statement Schedule."

  (3) Exhibits:

No.	Description
3.1	Registrant's Restated Certificate of Incorporation, and Amendments thereto, previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, are incorporated herein by reference (P).
3.2	Amended and Restated Bylaws of Registrant, previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated September 21, 2022, is incorporated herein by reference.
3.3	Amendment to the Registrant's Restated Certificate of Incorporation previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 3, 2001 is incorporated herein by reference.
4.1	Description of Securities of the Registrant previously filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, is incorporated herein by reference.
4.2	Indenture, dated as of September 21, 2020, by and among the Company, the Subsidiary Guarantors party thereto, MUFG Union Bank, N.A., as trustee, and JPMorgan Chase Bank, N.A., as collateral agent., previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 21, 2020, is incorporated herein by reference.
4.3	Additional Authorized Representative Joinder Agreement, dated as of September 21, 2020, among the Company, the Subsidiary Guarantors party thereto, JPMorgan Chase Bank, N.A., as collateral agent, the Authorized Representatives specified therein and MUFG Union Bank, N.A., as trustee, as an Additional Authorized Representative, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 21, 2020, is incorporated herein by reference.
4.4	Registration Rights Agreement, dated as of September 21, 2020, by and among the Company, the Subsidiary Guarantors party thereto, and J.P. Morgan Securities LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, as representatives of the several Initial Purchasers, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 21, 2020, is incorporated herein by reference.
4.5	Indenture, dated as of August 24, 2021, by and among the Company, the Subsidiary Guarantors party thereto, U.S. Bank National Association, as Trustee, and JPMorgan Chase Bank, N.A., as collateral agent, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.6	Additional Authorized Representative Joinder Agreement, dated as of August 24, 2021, among U.S. Bank National Association, as Trustee and Additional Authorized Representative, the Company, the Subsidiary Guarantors party thereto, and JPMorgan Chase Bank, N.A., as collateral agent and administrative agent, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.7	Supplemental Indenture, dated as of August 24, 2021, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank National Association (as successor to MUFG Union Bank, N.A.), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of September 21, 2020, governing the Existing 2030 Notes, previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.8	Registration Rights Agreement, dated as of August 24, 2021, by and among the Company, the Subsidiary Guarantors party thereto, and J.P. Morgan Securities LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC and Truist Securities,

No.	Description
	Inc., as representatives of the several Initial Purchasers, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.
4.9	Second Supplemental Indenture, dated as of June 23, 2022, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of September 21, 2020, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.
4.10	First Supplemental Indenture, dated as of June 23, 2022, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of August 24, 2021, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.
4.11	Third Supplemental Indenture, dated as of November 4, 2022, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of September 21, 2020, previously filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated November 8, 2022, is incorporated herein by reference.
4.12	Second Supplemental Indenture, dated as of November 4, 2022, among the Company, the Subsidiary Guarantors party thereto, U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, and JPMorgan Chase Bank, N.A., as collateral agent, to the indenture, dated as of August 24, 2021, previously filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q dated November 8, 2022, is incorporated herein by reference.
10.1	Agreement, dated November 30, 2022, to renew Advisory Agreement dated as of December 24, 1986, and amended and restated effective as of January 1, 2019 between Universal Health Realty Income Trust and UHS of Delaware, Inc.
10.2	Agreement, dated as of December 4, 2019, to renew Advisory Agreement, dated as of December 24, 1986, and amended and restated effective as of January 1, 2019 between Universal Health Realty Income Trust and UHS of Delaware, Inc., previously filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018, is incorporated herein by reference.
10.3	Form of Leases, including Form of Master Lease Document for Leases, between certain subsidiaries of the Company and Universal Health Realty Income Trust, filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Registrant and Universal Health Realty Income Trust (Registration No. 33-7872), is incorporated herein by reference (P).
10.4	Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 24, 1986, issued by the Company in favor of Universal Health Realty Income Trust, previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference (P).
10.5	Universal Health Services, Inc. Executive Retirement Income Plan dated January 1, 1993, previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.
10.6	Universal Health Services, Inc. Supplemental Executive Retirement Income Plan effective as of June 1, 2018, dated as of June 18, 2018, previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, is incorporated herein by reference.
10.7	Asset Purchase Agreement dated as of February 6, 1996, among Amarillo Hospital District, UHS of Amarillo, Inc. and Universal Health Services, Inc., previously filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference (P).
10.8*	Amended and Restated Universal Health Services, Inc. Supplemental Deferred Compensation Plan dated as of January 1, 2002, previously filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

No.	Description
10.9*	Universal Health Services, Inc. Employee Stock Purchase Plan, previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-122188), dated January 21, 2005 is incorporated herein by reference.
10.10*	Universal Health Services, Inc. Third Amended and Restated 2005 Stock Incentive Plan as Amended, previously filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No.333-218359), dated May 31, 2017, is incorporated herein by reference.
10.11*	Form of Stock Option Agreement, previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, dated June 8, 2005, is incorporated herein by reference.
10.12*	Form of Stock Option Agreement for Non-Employee Directors, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated October 3, 2005, is incorporated herein by reference.
10.13	Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated April 24, 2006, previously filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
10.14*	Amended and Restated Universal Health Services, Inc. 2010 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2015, is incorporated herein by reference.
10.15*	Universal Health Services, Inc. 2010 Executive Incentive Plan, previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2015, is incorporated herein by reference.
10.16	Omnibus Amendment to Receivables Sale Agreements, dated as of October 27, 2010, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.
10.17	Amended and Restated Credit and Security Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.
10.18	Second Amendment to Amended and Restated Credit and Security Agreement, dated as of October 25, 2013, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2013, is incorporated herein by reference.
10.19	Third Amendment to Amended and Restated Credit and Security Agreement, dated as of August 1, 2014, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 4, 2014, is incorporated herein by reference.
10.20	Fourth Amendment to Amended and Restated Credit and Security Agreement, dated as of December 22, 2015, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 22, 2015, is incorporated herein by reference.
10.21	Fifth Amendment to Amended and Restated Credit and Security Agreement, dated as of July 7, 2017, previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2017, is incorporated herein by reference.
10.22	Sixth Amendment to Amended and Restated Credit and Security Agreement, dated as of April 26, 2018, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 27, 2018, is incorporated herein by reference.
10.23	Eighth Amendment to Amended and Restated Credit and Security Agreement, dated as of April 26, 2021, previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated May 7, 2021, is incorporated herein by reference.
10.24	Ninth Amendment to Amended and Restated Credit and Security Agreement, dated as of April 22, 2022. previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter dated May 6, 2022, is incorporated herein by reference.

No.	Description
10.25	Tenth Amendment to Amended and Restated Credit and Security Agreement, dated as of July 22, 2022, previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q dated August 8, 2022, is incorporated herein by reference.
10.26	Eleventh Amendment to Amended and Restated Credit and Security Agreement, dated as of September 20, 2022, previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated November 8, 2022, is incorporated herein by reference.
10.27	Assignment and Assumption Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.
10.28	Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, SunTrust Bank, The Royal Bank of Scotland, Plc, Bank of Tokyo-Mitsubishi UFJ Trust Company and Credit Agricole Corporate and Investment Bank, as co-documentation agents, Deutsche Bank Securities Inc. and Bank of America N.A. as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.
10.29	First Amendment, dated as of March 15, 2011, to the Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, certain banks as co-documentation agents, and as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 15, 2011, is incorporated herein by reference.
10.30	Credit Agreement, dated as of November 15, 2010 and amended and restated as of September 21, 2012, by and among Universal Health Services, Inc. (the borrower), the several lenders from time to time parties thereto, Credit Agricole Corporate and Investment Bank, Mizuho Corporate Bank LTD., Royal Bank of Canada and The Royal Bank of Scotland PLC (as co-documentation agents), Bank of Tokyo-Mitsubishi UFJ Trust Company, Bank of America N.A. and SunTrust Bank (as co-syndication agents), and JPMorgan Chase Bank, N.A. (as administrative agent), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.
10.31	Second Amendment, dated as of September 21, 2012, to the Credit Agreement, dated as of November 15, 2010 (as amended from time to time), among Universal Health Services, Inc., a Delaware corporation, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.
10.32	Third Amendment, dated as of May 16, 2013, to the Credit Agreement, dated as of November 15, 2010, as amended from time to time, among Universal Health Services, Inc., a Delaware corporation, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 17, 2013, is incorporated herein by reference.
10.33	Fourth Amendment, dated as of August 7, 2014, to the Credit Agreement, dated as of November 15, 2010, as previously amended from time to time, by and among Universal Health Services, Inc., the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.34	Credit Agreement, dated as of November 15, 2010 and amended and restated as of August 7, 2014, by and among Universal Health Services, Inc., the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.35	Fifth Amendment to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013 and August 7, 2014, among the Company, as borrower, the several banks and other financial

No.	Description

institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 8, 2016, is incorporated herein by reference.

10.36   Sixth Amendment, dated as of October 23, 2018, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014 and June 7, 2016, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 24, 2018, is incorporated herein by reference.

10.37   Increased Facility Activation Notice – Incremental Term Loans, dated as of October 31, 2018, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016 and October 23, 2018, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 2, 2018, is incorporated herein by reference.

10.38   Seventh Amendment, dated as of August 24, 2021, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016 and October 23, 2018, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 24, 2021, is incorporated herein by reference.

10.39   Eighth Amendment, dated as of September 10, 2021, to the Credit Agreement, dated as of November 15, 2010, as amended on March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016, October 23, 2018 and August 24, 2021, among the Company, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q dated November 8, 2021, is incorporated herein by reference.

10.40   Ninth Amendment and Increased Facility Activation Notice dated as of June 23, 2022, to Credit Agreement, dated as of November 15, 2010 and as amended and restated as of March 15, 2011, September 21, 2012, May 16, 2013, August 7, 2014, June 7, 2016, October 23, 2018, August 24, 2021 and September 10, 2021, among the Company, JP Morgan Chase Bank, N.A., as administrative agent and other financial institutions or entities from time to time parties thereto, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 27, 2022, is incorporated herein by reference.

10.41*   Form of Supplemental Life Insurance Plan and Agreement Part A: Alan B. Miller 1998 Dual Life Insurance Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.42*   Form of Supplemental Life Insurance Plan and Agreement Part B: Alan B. Miller 2002 Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.43*   Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 1998 Dual Life Insurance Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.44*   Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 2002 Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.45   Collateral Agreement, dated as of August 7, 2014, among Universal Health Services, Inc., the subsidiary guarantors party thereto, MUFG Union Bank, N.A., as 2014 Trustee, The Bank of New York Mellon Trust Company, N.A., as 2006

No.	Description
	Trustee, and JPMorgan Chase Bank, N.A., as collateral agent, previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 12, 2014, is incorporated herein by reference.
10.46	Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-238880) dated June 2, 2020, is incorporated herein by reference.
10.47	Form of Stock Option Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.
10.48	Form of Restricted Stock Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.
10.49	Form of Restricted Stock Unit Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2020, is incorporated herein by reference.
10.50	Settlement Agreement among: (i) the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General (OIG-HHS) of the Department of Health and Human Services (HHS); the Defense Health Agency (DHA), acting on behalf of the TRICARE Program; the Office of Personnel Management (OPM), which administers the Federal Employees Health Benefits Program (FEHBP); and the United States Department of Veteran Affairs (VA) (collectively, the United States); (ii) Universal Health Services, Inc. ("UHS, Inc.") and UHS of Delaware, Inc. ("UHS of Delaware, Inc."), acting on behalf of the entities listed on Exhibits A and B, (collectively the "Defendants" or "UHS"); and (iii) various individuals (collectively, the "Relators"), previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.51	Form of Settlement Agreement between various states and Universal Health Services, Inc. and UHS of Delaware, Inc., acting on behalf of the entities listed on Exhibits A and B, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.52	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Universal Health Services, Inc. and UHS of Delaware, Inc., previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated July 10, 2020, is incorporated herein by reference.
10.53	Stipulation and Agreement of Settlement, dated as of September 15, 2021, by and among (a) lead plaintiffs in the stockholder derivative action captioned In re Universal Health Services, Inc., Derivative Litigation, Case No. 2:17-cv-02187-JHS (including each of its member cases, the "Federal Action"), pending in the United States District Court for the Eastern District of Pennsylvania; (b) plaintiffs in the stockholder derivative litigation captioned Delaware County Employees' Retirement Fund and the Chester County Employees' Retirement System v. Alan B. Miller, et al., C.A. No. 2017-0475-JTL (the "Delaware Action"), brought in the Court of Chancery of the State of Delaware; (c) Dr. Eli Inzlicht-Sprei; (d) defendants in the Federal Action; (e) defendants in the Delaware Action; and (f) nominal defendant in the Federal Action and Delaware Action: Universal Health Services, Inc., by and through their respective undersigned counsel, previously filed as Exhibit 99.3 to the Company's Current Report on Form 8-K dated October 25, 2021, is incorporated herein by reference.
10.54*	Employment Agreement between Universal Health Services, Inc. and Marc D. Miller dated as of December 23, 2020, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 23, 2020, is incorporated herein by reference.
10.55*	Amendment, dated as of March 23, 2022, to Employment Agreement, dated as of December 23, 2020, between Universal Health Services, Inc. and Marc D. Miller, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 23, 2022, is incorporated herein by reference.
10.56*	Employment Agreement between Universal Health Services, Inc. and Alan B. Miller dated as of December 23, 2020, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 23, 2020, is incorporated herein by reference.

No.	Description
10.57*	Amendment, dated as of March 23, 2022, to Employment Agreement, dated as of December 23, 2020, between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated March 23, 2022, is incorporated herein by reference.
10.58	Master Lease Document between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated December 31, 2021 previously filed as Exhibit 10.54 to the Company's Annual Report on Form 10-K dated February 24, 2022, is incorporated herein by reference.
10.59*	Universal Health Services, Inc. 2022 Executive Incentive Plan, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 23, 2022, is incorporated herein by reference.
10.60	Universal Health Services, Inc. Amended and Restated 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-265495) dated June 9, 2022, is incorporated herein by reference.
10.61	Form of Restricted Stock Unit Award Agreement under the Universal Health Services, Inc. 2020 Omnibus Stock and Incentive Plan, previously filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2022, is incorporated herein by reference.
10.62*	Form of Restricted Stock Units Award Agreement for Named Executive Officers with Employment Agreements, , previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.63*	Form of Restricted Stock Units Award Agreement for Named Executive Officers without Employment Agreements, previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.64*	Form of Restricted Stock Units Award Agreement for Directors, previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022, is incorporated herein by reference.
10.65*	Separation Agreement and General Release by and between UHS of Delaware, Inc. and Marvin Pember effective as of December 31, 2022, previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K/A dated December 7, 2022, is incorporated herein by reference.
10.66*	Employment Agreement between Universal Health Services, Inc. and Edward Sim dated October 18, 2022.
11	Statement regarding computation of per share earnings is set forth in Note 1 of the Notes to the Consolidated Financial Statements.
21	Subsidiaries of Registrant.
22.1	List of Guarantor Subsidiaries and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP.
31.1	Certification from the Company's Chief Executive Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.
31.2	Certification from the Company's Chief Financial Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.
32.1	Certification from the Company's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification from the Company's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

No.	Description
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of those exhibits upon written request to the Company.

ITEM 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH SERVICES, INC.

By: /s/ MARC D. MILLER

Marc D. Miller
Chief Executive Officer
February 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ALAN B. MILLER **Alan B. Miller**	Executive Chairman of the Board	February 27, 2023
/s/ MARC D. MILLER **Marc D. Miller**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2023
/s/ NINA CHEN-LANGENMAYR **Nina Chen-Langenmayr**	Director	February 27, 2023
/s/ LAWRENCE S. GIBBS **Lawrence S. Gibbs**	Director	February 27, 2023
/s/ EILEEN C. MCDONNELL **Eileen C. McDonnell**	Director	February 27, 2023
/s/ WARREN J. NIMETZ **Warren J. Nimetz**	Director	February 27, 2023
/s/ MARIA SINGER **Maria Singer**	Director	February 27, 2023
/s/ ELLIOTT J. SUSSMAN M.D. **Elliot J. Sussman M.D.**	Director	February 27, 2023
/s/ STEVE FILTON **Steve Filton**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 27, 2023

UNIVERSAL HEALTH SERVICES, INC.

**INDEX TO FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE**

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Health Services, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Universal Health Services, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of accounts receivable

As described in Notes 1, 10 and 12 to the consolidated financial statements, the Company reports net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances, which represent explicit price concessions, under managed care plans are based upon the payment terms specified in the related contractual agreements. Management estimates Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. Management monitors the historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. In addition to explicit price concessions, management estimates revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. Management routinely reviews accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to the allowances as warranted. As of December 31, 2022, the net accounts receivable balance was $2.0 billion.

The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable is a critical audit matter are the significant judgment by management in estimating net accounts receivable, specifically as it relates to developing the estimate for explicit and implicit price concessions, which in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the estimation of price concessions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of accounts receivable, including controls over management's valuation approach, assumptions and data used to estimate the explicit and implicit price concessions. These procedures also included, among others, (i) testing management's process for developing the estimate for price concessions, as well as the relevance of the historical billing and collection data as an input to the valuation approach; (ii) testing the accuracy of a sample of revenue transactions and a sample of cash collections from the historical billing data and historical collection data used in management's estimation of price concessions; (iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded net accounts receivable balance; and (iv) developing an independent expectation of the net accounts receivable balance. Developing an independent expectation involved calculating the percentage of cash collections as compared to the recorded net accounts receivable balance as of the end of the prior year, applying those calculated percentages to the recorded accounts receivable balance as of December 31, 2022, and comparing the calculated balance to management's estimate of the net accounts receivable balance.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 27, 2023
We have served as the Company's auditor since 2007.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
	2022	2021	2020
	(in thousands, except per share data)		
Net revenues	$ 13,399,370	$ 12,642,117	$ 11,558,897
Operating charges:			
Salaries, wages and benefits	6,762,256	6,163,944	5,613,097
Other operating expenses	3,445,733	3,035,869	2,672,762
Supplies expense	1,474,339	1,427,134	1,288,132
Depreciation and amortization	581,861	533,213	510,493
Lease and rental expense	131,626	118,863	116,059
	12,395,815	11,279,023	10,200,543
Income from operations	1,003,555	1,363,094	1,358,354
Interest expense, net	126,889	83,672	106,285
Other (income) expense, net	10,406	(13,891)	(14)
Income before income taxes	866,260	1,293,313	1,252,083
Provision for income taxes	209,278	305,681	299,293
Net income	656,982	987,632	952,790
Less: Net (loss) income attributable to noncontrolling interests	(18,627)	(3,958)	8,837
Net income attributable to UHS	$ 675,609	$ 991,590	$ 943,953
Basic earnings per share attributable to UHS	$ 9.23	$ 11.99	$ 11.06
Diluted earnings per share attributable to UHS	$ 9.14	$ 11.82	$ 10.99
Weighted average number of common shares—basic	73,118	82,519	85,061
Add: Other share equivalents	714	1,173	526
Weighted average number of common shares and equivalents—diluted	73,832	83,692	85,587

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2022	2021	2020
	(Dollar amounts in thousands)		
Net income	$ 656,982	$ 987,632	$ 952,790
Other comprehensive income (loss):			
Minimum pension liability	(2,869)	1,427	4,428
Foreign currency translation adjustment	(37,310)	(20,743)	13,619
Other comprehensive income before tax	(40,179)	(19,316)	18,047
Income tax expense related to items of other comprehensive income	(220)	(1,487)	1,820
Total other comprehensive income (loss), net of tax	(39,959)	(17,829)	16,227
Comprehensive income	617,023	969,803	969,017
Less: Comprehensive income attributable to noncontrolling interests	(18,627)	(3,958)	8,837
Comprehensive income attributable to UHS	$ 635,650	$ 973,761	$ 960,180

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,			
	2022		2021	
	(Dollar amounts in thousands)			
Assets				
Current assets:				
Cash and cash equivalents	$	102,818	$	115,301
Accounts receivable, net		2,017,722		1,746,635
Supplies		218,517		206,839
Other current assets		198,283		194,781
Total current assets		2,537,340		2,263,556
Property and Equipment				
Land		727,313		732,717
Buildings and improvements		6,756,228		6,509,629
Equipment		2,936,992		2,759,934
Property under finance lease		102,494		102,940
		10,523,027		10,105,220
Accumulated depreciation		(5,167,394)		(4,896,427)
		5,355,633		5,208,793
Construction-in-progress		562,825		665,482
		5,918,458		5,874,275
Other assets:				
Goodwill		3,909,456		3,962,624
Deferred income taxes		68,397		45,707
Right of use assets-operating leases		454,650		367,477
Deferred charges		6,264		6,525
Other		599,623		573,379
		5,038,390		4,955,712
Total Assets	$	13,494,188	$	13,093,543
Liabilities and Stockholders' Equity				
Current liabilities:				
Current maturities of long-term debt	$	81,447	$	48,409
Accounts payable		636,601		658,900
Accrued liabilities				
Compensation and related benefits		470,858		466,353
Interest		16,243		14,408
Taxes other than income		110,889		160,793
Operating lease liabilities		67,776		64,484
Medicare accelerated payments and deferred CARES Act and other grants		2,397		6
Other		523,600		560,036
Current federal and state income taxes		4,608		10,720
Total current liabilities		1,914,419		1,984,109
Other noncurrent liabilities		487,669		464,759
Operating lease liabilities noncurrent		395,522		304,624
Long-term debt		4,726,533		4,141,879
Commitments and contingencies (Note 8)				
Redeemable noncontrolling interest		4,695		5,119
Equity:				
Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares: issued and outstanding 6,577,100 shares in 2022 and 6,577,100 shares in 2021		66		66
Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares: issued and outstanding 63,375,992 shares in 2022 and 69,694,091 shares in 2021		637		698
Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares: issued and outstanding 661,688 shares in 2022 and 661,688 shares in 2021		7		7
Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares: issued and outstanding 14,170 shares in 2022 and 17,956 shares in 2021		0		0
Cumulative dividends		(604,127)		(545,487)
Retained earnings		6,533,667		6,604,089
Accumulated other comprehensive income		(9,668)		30,291
Universal Health Services, Inc. common stockholders' equity		5,920,582		6,089,664
Noncontrolling interest		44,768		103,389
Total Equity		5,965,350		6,193,053
Total Liabilities and Stockholders' Equity	$	13,494,188	$	13,093,543

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Balance, January 1, 2020	$ 4,333	$ 66	$ 794	$ 7	$ 0	$ (462,159)	$ 5,933,504	$ 31,893	$ 5,504,105	$ 74,766	$ 5,578,871
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	4	—	—	—	12,754	—	12,758	—	12,758
Repurchased	—	—	(20)	—	—	—	(206,699)	—	(206,719)	—	(206,719)
Restricted share-based compensation expense	—	—	—	—	—	—	9,505	—	9,505	—	9,505
Dividends paid	—	—	—	—	—	(17,344)	—	—	(17,344)	—	(17,344)
Stock option expense	—	—	—	—	—	—	54,661	—	54,661	—	54,661
Distributions to noncontrolling interests	(500)	—	—	—	—	—	—	—	—	(19,305)	(19,305)
Purchase of ownership interests by minority members	—	—	—	—	—	—	—	—	—	17,959	17,959
Other	—	—	—	—	—	—	—	—	—	3,300	3,300
Comprehensive income:											
Net income to UHS / noncontrolling interests	736	—	—	—	—	—	943,953	—	943,953	8,101	952,054
Foreign currency translation adjustments (net of income tax effect of $749)	—	—	—	—	—	—	—	12,870	12,870	—	12,870
Minimum pension liability (net of income tax effect of $1,071)	—	—	—	—	—	—	—	3,357	3,357	—	3,357
Subtotal - comprehensive income	736	—	—	—	—	—	943,953	16,227	960,180	8,101	968,281
Balance, December 31, 2020	$ 4,569	$ 66	$ 778	$ 7	$ —	$ (479,503)	$ 6,747,678	$ 48,120	$ 6,317,146	$ 84,821	$ 6,401,967

The accompanying notes are an integral part of these consolidated financial statements.

94

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	5	—	—		13,369	—	13,374	—	13,374
Repurchased	—	—	(85)	—	—		(1,220,790)	—	(1,220,875)	—	(1,220,875)
Restricted share-based compensation expense	—	—	—	—	—		12,936	—	12,936	—	12,936
Dividends paid	—	—	—	—	—	(65,984)	—	—	(65,984)	—	(65,984)
Stock option expense	—	—	—	—	—		59,306	—	59,306	—	59,306
Distributions to noncontrolling interests	(202)	—	—	—	—				—	(6,878)	(6,878)
Purchase of ownership interests by minority members	—	—	—	—	—				—	13,909	13,909
Other	—	—	—	—	—				—	16,247	16,247
Comprehensive income:											
Net income to UHS / noncontrolling interests	752	—	—	—	—		991,590	—	991,590	(4,710)	986,880
Foreign currency translation adjustments (net of income tax effect of $1,829)	—	—	—	—	—		—	(18,914)	(18,914)	—	(18,914)
Minimum pension liability (net of income tax effect of $342)	—	—	—	—	—			1,085	1,085	—	1,085
Subtotal - comprehensive income	752					—	991,590	(17,829)	973,761	(4,710)	969,051
Balance, December 31, 2021	$ 5,119	$ 66	$ 698	$ 7	$ —	$ (545,487)	$ 6,604,089	$ 30,291	$ 6,089,664	$ 103,389	$ 6,193,053

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Redeemable Noncontrolling Interest	Class A Common	Class B Common	Class C Common	Class D Common	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Common Stock											
Issued/(converted) including tax benefits from exercise of stock options	—	—	11	—	—	—	14,196	—	14,207	—	14,207
Repurchased	—	—	(72)	—	—	—	(832,846)	—	(832,918)	—	(832,918)
Restricted share-based compensation expense	—	—	—	—	—	—	17,649	—	17,649	—	17,649
Dividends paid	—	—	—	—	—	(58,640)	—	—	(58,640)	—	(58,640)
Stock option expense	—	—	—	—	—	—	66,244	—	66,244	—	66,244
Acquisition of noncontrolling interest in majority owned business	—	—	—	—	—	—	(11,274)	—	(11,274)	(37,608)	(48,882)
Distributions to noncontrolling interests	(650)	—	—	—	—	—	—	—	—	(4,741)	(4,741)
Purchase of ownership interests by minority members	—	—	—	—	—	—	—	—	—	2,581	2,581
Other	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income:											
Net income to UHS / noncontrolling interests	226	—	—	—	—	—	675,609	—	675,609	(18,853)	656,756
Foreign currency translation adjustments (net of income tax effect of $469)	—	—	—	—	—	—	—	(37,779)	(37,779)	—	(37,779)
Minimum pension liability (net of income tax effect of $689)	—	—	—	—	—	—	—	(2,180)	(2,180)	—	(2,180)
Subtotal - comprehensive income	226	—	—	—	—	—	675,609	(39,959)	635,650	(18,853)	616,797
Balance, December 31, 2022	$ 4,695	$ 66	$ 637	$ 7	$ —	$ (604,127)	$ 6,533,667	$ (9,668)	$ 5,920,582	$ 44,768	$ 5,965,350

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Amounts in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 656,982	$ 987,632	$ 952,790
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	581,861	533,213	510,493
Loss (gain) on sales of assets and businesses	584	(5,170)	1,957
Stock-based compensation expense	85,378	73,686	65,837
Costs related to extinguishment of debt	0	16,831	1,365
Provision for asset impairment	57,550	14,391	0
Changes in assets & liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	(258,338)	(8,873)	(145,901)
Accrued interest	1,835	4,950	(10,028)
Accrued and deferred income taxes	(29,510)	(54,030)	9,593
Other working capital accounts	(146,692)	46,526	124,545
Medicare accelerated payments and deferred CARES Act and other grants	2,391	(698,762)	698,768
Other assets and deferred charges	19,918	(39,337)	(4,555)
Other	(8,676)	(82,075)	109,167
Accrued insurance expense, net of commercial premiums paid	174,723	186,215	159,223
Payments made in settlement of self-insurance claims	(141,983)	(91,502)	(113,085)
Net cash provided by operating activities	996,023	883,695	2,360,169
Cash Flows from Investing Activities:			
Property and equipment additions	(734,001)	(855,659)	(731,307)
Acquisition of businesses and property	(20,309)	(105,415)	(52,009)
Inflows (outflows) from foreign exchange contracts that hedge our net U.K. investment	94,913	1,357	(21,740)
Proceeds received from sales of assets and businesses	12,001	25,425	8,168
Costs incurred for purchase and implementation of information technology applications	0	19,726	(2,902)
Decrease (increase) in capital reserves of commercial insurance subsidiary	100	100	(100)
Investment in, and advances to, joint ventures and other	0	0	(2,672)
Net cash used in investing activities	(647,296)	(914,466)	(802,562)
Cash Flows from Financing Activities:			
Repayments of long-term debt	(89,367)	(3,037,868)	(962,567)
Additional borrowings	705,321	3,254,974	801,599
Financing costs	(3,164)	(18,770)	(10,300)
Repurchase of common shares	(832,918)	(1,220,875)	(206,719)
Dividends paid	(58,449)	(65,896)	(17,344)
Issuance of common stock	14,068	13,372	12,318
Profit distributions to noncontrolling interests	(5,391)	(7,080)	(19,805)
Purchase (sale) of ownership interests by (from) minority member	(48,500)	13,193	17,959
Net cash used in financing activities	(318,400)	(1,068,950)	(384,859)
Effect of exchange rate changes on cash and cash equivalents	(8,424)	(499)	739
Increase (decrease) in cash, cash equivalents and restricted cash	21,903	(1,100,220)	1,173,487
Cash, cash equivalents and restricted cash, beginning of period	178,934	1,279,154	105,667
Cash, cash equivalents and restricted cash, end of period	$ 200,837	$ 178,934	$ 1,279,154
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 120,136	$ 75,607	$ 112,598
Income taxes paid, net of refunds	$ 250,759	$ 362,978	$ 286,247
Noncash purchases of property and equipment	$ 72,064	$ 167,234	$ 74,854

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Services provided by our hospitals, all of which are operated by subsidiaries of ours, include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We, through our subsidiaries, provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

The more significant accounting policies follow:

Principles of Consolidation: The consolidated financial statements include the accounts of our majority-owned subsidiaries and partnerships controlled by us or our subsidiaries as the managing general partner. All intercompany accounts and transactions have been eliminated.

Revenue Recognition: We report net patient service revenue at the estimated net realizable amounts from patients and third-party payers and others for services rendered. We have agreements with third-party payers that provide for payments to us at amounts different from our established rates. Payment arrangements include rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans, which represent explicit price concessions, are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payers may be different from the amounts we estimate and record.

See Note 10-*Revenue Recognition*, for additional disclosure related to our revenues including a disaggregation of our consolidated net revenues by major source for each of the periods presented herein.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2022, 2021 or 2020. If it were to occur, each 1% adjustment to our estimated net Medicare revenues that are subject to retrospective review and settlement as of December 31, 2022, would change our after-tax net income by approximately $1 million.

Charity Care, Uninsured Discounts and Other Adjustments to Revenue: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our revenue adjustments for implicit price concessions based on general factors such as payer mix, the aging of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters.

Historically, a significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income of various amounts, dependent upon the state, ranging from 200% to 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, the transaction price is fully adjusted and there is no impact in our net revenues or in our accounts receivable, net.

A portion of the accounts receivable at our acute care facilities are comprised of Medicaid accounts that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending, our patient accounting system records net revenues for services provided to that patient based upon the established Medicaid reimbursement rates, subject to the ultimate disposition of the patient's Medicaid eligibility. When the patient's ultimate eligibility is determined, reclassifications may occur which impacts net revenues in future periods. Although the patient's ultimate eligibility determination may result in adjustments to net revenues, these adjustments do not have a material impact on our results of operations in 2022, 2021 or 2020 since our facilities make estimates at each financial reporting period to adjust revenue based on historical collections.

We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, the transaction price is fully adjusted and there is no impact in our net revenues or in our net accounts receivable. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care (charity care and uninsured discounts):

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2022, 2021 and 2020:

	(dollar amounts in thousands)					
	2022		**2021**		**2020**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Charity care	$ 786,962	35%	$ 661,965	33%	$ 622,668	28%
Uninsured discounts	1,474,933	65%	1,336,319	67%	1,578,470	72%
Total uncompensated care	$ 2,261,895	100%	$ 1,998,284	100%	$ 2,201,138	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the adjustments to net revenues and uncompensated care provided could have a material unfavorable impact on our future operating results.

	(amounts in thousands)		
	2022	**2021**	**2020**
Estimated cost of providing charity care	$ 85,434	$ 72,095	$ 73,690
Estimated cost of providing uninsured discounts related care	160,122	145,538	186,804
Estimated cost of providing uncompensated care	$ 245,556	$ 217,633	$ 260,494

Concentration of Revenues: Our eight acute care hospitals and four free-standing emergency departments in the Las Vegas, Nevada, market contributed, on a combined basis, 15% in 2022, 16% in 2021 and 16% in 2020 of our consolidated net revenues.

Cash, Cash Equivalents and Restricted Cash: We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Cash, cash equivalents, and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follow:

	(amounts in thousands)		
	2022	**2021**	**2020**
Cash and cash equivalents	$ 102,818	$ 115,301	$ 1,224,490
Restricted cash (a)	98,019	63,633	54,664
Total cash, cash equivalents and restricted cash	$ 200,837	$ 178,934	$ 1,279,154

(a) Restricted cash is included in other assets on the accompanying consolidated balance sheet and consists of statutorily required capital reserves related to our commercial insurance subsidiary.

The fair value of our restricted cash was computed based upon quotes received from financial institutions. We consider these to be "level 1" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with financial securities.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. We remove the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations. Construction-in-progress includes both construction projects and equipment not yet placed into service.

Our financial statements for the year ended December 31, 2022, include a pre-tax provision for asset impairment of approximately $58 million, which is included in other operating expenses on the accompanying consolidated statements of income, to write-down the asset value of Desert Springs Hospital Medical Center, a 282-bed acute care hospital located in Las Vegas, Nevada. In early 2023, as a result of various competitive pressures and operational challenges experienced in the market, which had a significant unfavorable impact on the hospital's results of operations during the past year, as well as physical plant constraints and limitations resulting from the advanced age of the facility (which opened in 1971), we announced plans to discontinue all inpatient operations by March of 2023. During the next two years, we plan to continue providing emergency department services within a portion of the existing facility while we construct a new free-standing emergency department on the hospital's campus. The provision for asset impairment reduced the asset values of the facility's real estate and equipment to their estimated fair values.

We capitalized interest during the construction period of major construction projects and during the development and implementation of information technology applications amounting to $8.6 million during 2022, $4.4 million during 2021 and $4.3 million during 2020.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense was $544.0 million during 2022 $501.6 million during 2021 and $478.8 million during 2020.

Long-Lived Assets: We review our long-lived assets, including intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated October 1st as our annual impairment assessment date and performed quantitative impairment assessments as of October 1, 2022 which indicated no impairment of goodwill. There were also no goodwill impairments during 2021 or 2020. Future changes in the estimates used to conduct the impairment reviews, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Changes in the carrying amount of goodwill for the two years ended December 31, 2022 were as follows (in thousands):

	Acute Care Services	Behavioral Health Services	Total Consolidated
Balance, January 1, 2021	$ 447,021	$ 3,435,694	$ 3,882,715
Goodwill acquired during the period	55,406	0	55,406
Goodwill divested during the period	0	0	0
Adjustments to goodwill (a)	13,509	10,994	24,503
Balance, December 31, 2021	515,936	3,446,688	3,962,624
Goodwill acquired during the period	0	0	0
Goodwill divested during the period	0	0	0
Adjustments to goodwill (b)	690	(53,858)	(53,168)
Balance, December 31, 2022	$ 516,626	$ 3,392,830	$ 3,909,456

(a)   Adjustments to goodwill during 2021 consist of the following: $13.5 million in Acute Care Services consists primarily of a measurement period adjustment to the preliminary purchase price allocation related to a 2020 acquisition; and the $11.0 million in Behavioral Health Services consists of $16.3 million recorded in connection with a third party minority ownership interest in a majority owned joint venture that constructed and owns a recently opened behavioral health facility, partially offset by a $5.3 million decrease related to foreign currency translation adjustments.

(b)   The changes in the Behavioral Health Services' goodwill consists primarily of foreign currency translation adjustments.

Other Assets and Intangible Assets: Other assets consist primarily of amounts related to: (i) intangible assets acquired in connection with our acquisitions of Cambian Group, PLC's adult services' division during 2015, Ascend Health Corporation during 2012 and Psychiatric Solutions, Inc. during 2010; (ii) prepaid fees for various software and other applications used by our hospitals; (iii) costs incurred in connection with the purchase and implementation of an electronic health records application for each of our acute care facilities; (iv) statutorily required capital reserves related to our commercial insurance subsidiary ($116 million and $82 million as of December 31, 2022 and 2021, respectively); (v) deposits; (vi) investments in various businesses, including Universal Health Realty Income Trust ($8 million and $9 million as of as of December 31, 2022 and 2021, respectively) and Premier, Inc. ($78 million and $92 million as of December 31, 2022 and 2021, respectively); (vii) the invested assets related to a deferred compensation plan that is held by an independent trustee in a rabbi-trust and that has a related payable included in other noncurrent liabilities, and; (viii) other miscellaneous assets.

Intangible assets are reviewed for impairment on an annual basis or more often if indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each asset. We have designated October 1st as our annual impairment assessment date and performed impairment assessments as of October 1, 2022. In connection with the discontinuation of a certain module of a new clinical/financial information technology application under development, our financial results for the year ended December 31, 2021 include a pre-tax provision for asset impairment of approximately $14 million to write-off the applicable portion of the capitalized costs incurred and is included in other operating expenses on the accompanying consolidated statement of income.

The following table shows the amounts recorded as net intangible assets for the years ended December 31, 2022 and 2021:

| | (amounts in thousands) | |
	2022	2021
Medicare licenses	$ 57,226	$ 57,226
Certificates of need	7,989	8,239
Contract relationships and other (net of $55,353 and $54,134 of accumulated amortization for 2022 and 2021, respectively)	12,887	15,576
Net Intangible Assets	$ 78,102	$ 81,041

Supplies: Supplies, which consist primarily of medical supplies, are stated at the lower of cost (first-in, first-out basis) or market.

Self-Insured/Other Insurance Risks: We provide for self-insured risks, primarily general and professional liability claims, workers' compensation claims and healthcare and dental claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense.

In addition, we also: (i) own commercial health insurers headquartered in Nevada and Puerto Rico, and; (ii) maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs/operations include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported. Given our significant insurance-related exposure, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

See Note 8 - *Commitments and Contingencies* for additional disclosure related to our self-insured general and professional liability and workers' compensation liability.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state and foreign net operating loss carry-forwards, tax credits, and interest deduction limitations.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service ("IRS") through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Note 6-Income Taxes* for additional disclosure.

Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of our professional and general liability, workers' compensation reserves, pension and deferred compensation liabilities, and liabilities incurred in connection with split-dollar life insurance agreements on the lives of our executive chairman of the board and his wife.

Redeemable Noncontrolling Interests and Noncontrolling Interest: As of December 31, 2022, outside owners held noncontrolling, minority ownership interests of: (i) approximately 7% in an acute care facility located in Texas; (ii) 49%, 20%, 30%, 20%, 25%, 48% and 26% in seven behavioral health care facilities located in Arizona, Pennsylvania, Ohio, Washington, Missouri, Iowa and Michigan, respectively, and; (iii) approximately 5% in an acute care facility located in Nevada. The noncontrolling interest and redeemable noncontrolling interest balances of $45 million and $5 million, respectively, as of December 31, 2022, consist primarily of the third-party ownership interests in these hospitals.

In August, 2022, we purchased the 20% noncontrolling ownership interest in a hospital majority owned by us, located in Washington D.C. for $51 million. We now have 100% ownership interest in the hospital. The noncontrolling interest balance was reclassified to retained earnings and is included in common stockholders' equity in the accompanying consolidated balance sheet and in retained earnings in the accompanying consolidated statements of changes in equity.

In connection with the two behavioral health care facilities located in Pennsylvania and Ohio, the minority ownership interests of which are reflected as redeemable noncontrolling interests on our consolidated balance sheet, the outside owners have "put options" to put their entire ownership interest to us at any time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. Accordingly, the amounts recorded as redeemable noncontrolling interests on our consolidated balance sheet reflects the estimated fair market value of these ownership interests.

Accumulated Other Comprehensive Income: The accumulated other comprehensive income ("AOCI") component of stockholders' equity includes: net unrealized gains and losses on effective cash flow hedges, foreign currency translation adjustments and the net minimum pension liability of a non-contributory defined benefit pension plan which covers employees at one of our subsidiaries. See Note 11 - *Pension Plan* for additional disclosure regarding the defined benefit pension plan.

The amounts recognized in AOCI for the two years ended December 31, 2022 were as follows (in thousands):

	Net Unrealized Gains (Losses) on Effective Cash Flow Hedges	Foreign Currency Translation Adjustment	Minimum Pension Liability	Total AOCI
Balance, January 1, 2021, net of income tax	$ (17)	$ 52,438	$ (4,301)	$ 48,120
2021 activity:				
Pretax amount	0	(20,743)	1,427	(19,316)
Income tax effect	0	1,829	(342)	1,487
Change, net of income tax	0	(18,914)	1,085	(17,829)
Balance, January 1, 2022, net of income tax	(17)	33,524	(3,216)	30,291
2022 activity:				
Pretax amount	0	(37,310)	(2,869)	(40,179)
Income tax effect	0	(469)	689	220
Change, net of income tax	0	(37,779)	(2,180)	(39,959)
Balance, December 31, 2022, net of income tax	$ (17)	$ (4,255)	$ (5,396)	$ (9,668)

Accounting for Derivative Financial Investments and Hedging Activities and Foreign Currency Forward Exchange Contracts: We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. From time to time, we use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

In August, 2017, the FASB issued new guidance on hedge accounting (ASU 2017-12) that is intended to more closely align hedge accounting with companies' risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance amends the presentation and disclosure requirements, and changes how companies assess effectiveness. We adopted this guidance as of January 1, 2019 and applied to all existing hedges as of the adoption date. As of December 31, 2022 we have no cash flow hedges.

We use forward exchange contracts to hedge our net investment in foreign operations against movements in exchange rates. The effective portion of the unrealized gains or losses on these contracts is recorded in foreign currency translation adjustment within accumulated other comprehensive income and remains there until either the sale or liquidation of the subsidiary. In conjunction with the January 1, 2019 adoption of ASU 2017-12, "Targeted Improvements to Accounting for Hedging Activities", we reclassified our presentation of the net cash inflows or outflows, which were received or paid in connection with foreign exchange contracts that hedge our net investment in foreign operations against movements in exchange rates, to investing cash flows on the consolidated statements of cash flows.

Stock-Based Compensation: We have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the award using the Black-Scholes option-pricing model. The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities.

Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, for the periods indicated:

| | Twelve Months Ended December 31, | | |
	2022	2021	2020
Basic and diluted:			
Net Income	$ 656,982	$ 987,632	$ 952,790
Less: Net (income) loss attributable to noncontrolling interest ("NCI")	18,627	3,958	(8,837)
Less: Net income attributable to unvested restricted share grants	(748)	(2,059)	(2,981)
Net income attributable to UHS—basic and diluted	$ 674,861	$ 989,531	$ 940,972
Basic earnings per share attributable to UHS:			
Weighted average number of common shares—basic	73,118	82,519	85,061
Total basic earnings per share	$ 9.23	$ 11.99	$ 11.06
Diluted earnings per share attributable to UHS:			
Weighted average number of common shares	73,118	82,519	85,061
Net effect of dilutive stock options and grants based on the treasury stock method	714	1,173	526
Weighted average number of common shares and equivalents—diluted	73,832	83,692	85,587
Total diluted earnings per share	$ 9.14	$ 11.82	$ 10.99

The "Net effect of dilutive stock options and grants based on the treasury stock method", for all years presented above, excludes certain outstanding stock options applicable to each year since the effect would have been anti-dilutive. The excluded weighted-average stock options totaled approximately 6.0 million during 2022, 4.2 million during 2021 and 6.4 million during 2020.

Fair Value of Financial Instruments: The fair values of our debt and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mergers and Acquisitions: The acquisition method of accounting for business combinations requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The fair value of intangible assets, including Medicare licenses, certificates of need, tradenames and certain contracts, is based on significant judgments made by our management, and accordingly, for significant items we typically obtain assistance from third party valuation specialists.

GPO Agreement/Minority Ownership Interest: During 2013, we entered into a new group purchasing organization agreement ("GPO") with Premier, Inc. ("Premier), a healthcare performance improvement alliance, and acquired a minority interest in the GPO for a nominal amount. During the fourth quarter of 2013, in connection with the completion of an initial public offering of the stock of Premier, we received cash proceeds for the sale of a portion of our ownership interest in the GPO, which were recorded as deferred income, on a pro rata basis, as a reduction to our supplies expense over the initial expected life of the GPO agreement. Also in connection with this GPO agreement, we received shares of restricted stock in Premier which vest ratably over a seven-year period (2014 through 2020), contingent upon our continued participation and minority ownership interest in the GPO. We recognized the fair value of this restricted stock, as a reduction to our supplies expense, in our consolidated statements of income, on a pro rata basis, over the vesting period. During the third quarter of 2020, we entered into an agreement with Premier pursuant to the terms of which, among other things, our ownership interest in Premier was converted into shares of Class A Common Stock of Premier. We have elected to retain a portion of the previously vested shares of Premier, the value of which is included in other assets on our consolidated balance sheet. Based upon the closing price of Premier's stock on each respective date, the market value of our shares of Premier was $78 million and $92 million as of December 31, 2022 and 2021, respectively. The change in market value of these shares is recorded as an unrealized gain and included in "Other (income) expense, net" on our consolidated statements of income. Additionally, Premier paid cash dividends of $1.8 million and $1.7 million as of December 31, 2022 and 2021, respectively, which are included in "Other (income) expense, net" in our condensed consolidated statements of income.

Provider Taxes: We incur health-care related taxes ("Provider Taxes") imposed by states in the form of a licensing fee, assessment or other mandatory payment which are related to: (i) healthcare items or services; (ii) the provision of, or the authority to provide, the health care items or services, or; (iii) the payment for the health care items or services. Such Provider Taxes are subject to various federal regulations that limit the scope and amount of the taxes that can be levied by states in order to secure federal matching funds as part of their respective state Medicaid programs. We derive a related Medicaid reimbursement benefit from assessed Provider Taxes in the form of Medicaid claims based payment increases and/or lump sum Medicaid supplemental payments.

Under these programs, including the impact of the Texas Uncompensated Care and Upper Payment Limit program, the Texas Delivery System Reform Incentive program, and various other state programs, we earned revenues (before Provider Taxes) of approximately $784 million during 2022, $641 million during 2021 and $488 million during 2020. These revenues were offset by Provider Taxes of approximately $287 million during 2022, $211 million during 2021 and $185 million during 2020, which are recorded in other operating expenses on the Consolidated Statements of Income as included herein. The aggregate net benefit from these programs was $497 million during 2022, $430 million during 2021 and $303 million during 2020. The aggregate net benefit pursuant to these programs is earned from multiple states and therefore no particular state's portion is individually material to our consolidated financial statements. In addition, under various disproportionate share hospital payment programs and the Nevada state plan amendment program, we earned revenues of $75 million in 2022, $74 million in 2021 and $73 million in 2020.

CARES Act and Other Governmental Grants and Medicare Accelerated Payments: During 2021, we received approximately $189 million of additional funds from the federal government in connection with the CARES Act, which we returned during the year utilizing a portion of our cash and cash equivalents held on deposit. Therefore, there was no impact on our earnings during 2021 in connection with receipt of those funds.

Also during 2021, we made an early repayment of $695 million of funds received during 2020 pursuant to the Medicare Accelerated and Advance Payment Program ("MAAPP"). These funds, which were required to be repaid to the government beginning in the second quarter of 2021 through the third quarter of 2022, were returned to the government utilizing a portion of our cash and cash equivalents held on deposit.

As of December 31, 2020, we received an aggregate of $1.112 billion of funds consisting of: (i) $417 million received pursuant to various governmental stimulus programs, most notably the Public Health and Social Services Emergency Fund (the "PHSSEF") as provided for by the CARES Act, of which approximately $413 million were recorded as net revenues during 2020 and approximately $4 million remained in the Medicare accelerated payments and deferred CARES Act and other grants liability account in our consolidated balance sheet, and; (ii) $695 million of MAAPP funds, which as discussed above, were repaid early to the government during 2021. There was no impact on our earnings during 2021 or 2020 in connection with receipt of the MAAPP funds.

Recent Accounting Standards: From time to time, new accounting guidance is issued by the FASB or other standard setting bodies that is adopted by us as of the effective date or, in some cases where early adoption is permitted, in advance of the effective date. We have assessed the recently issued guidance that is not yet effective and, unless otherwise indicated above, we believe the new guidance will not have a material impact on our results of operations, cash flows or financial position.

Foreign Currency Translation: Assets and liabilities of our U.K. subsidiaries are denominated in pound sterling and translated into U.S. dollars at: (i) the rates of exchange at the balance sheet date, and; (ii) average rates of exchange prevailing during the year for revenues and expenses. The currency translation adjustments are reported as a component of accumulated other comprehensive income. See Note 3 - *Financial Instruments*, *Foreign Currency Forward Exchange Contracts* for additional disclosure.

2) ACQUISITIONS AND DIVESTITURES

Year ended December 31, 2022:

2022 Acquisitions of Assets and Businesses:

During 2022, we spent $20 million to acquire various businesses and properties.

2022 Divestiture of Assets:

During 2022, we received $12 million from the sales of various assets.

Year ended December 31, 2021:

2021 Acquisitions of Assets and Businesses:

During 2021, we spent $105 million on the acquisition of businesses and property, consisting primarily of a micro acute care hospital located in Las Vegas, Nevada, and a physician practice management company located in California.

2021 Divestiture of Assets and Businesses:

During 2021, we received $25 million from the sale of assets and businesses.

Year ended December 31, 2020:

2020 Acquisitions of Assets and Businesses:

During 2020, we spent $52 million on the acquisition of businesses and property, consisting primarily of the real estate assets of an acute care hospital located in Las Vegas, Nevada.

2020 Divestiture of Assets and Businesses:

During 2020, we received $8 million from the sale of assets and businesses.

3) FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

Cash Flow Hedges:

When applicable, we measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based on quotes from our counterparties. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. During the years ended December 31, 2022, 2021 and 2020, we had no cash flow hedges outstanding.

Foreign Currency Forward Exchange Contracts:

We use forward exchange contracts to hedge our net investment in foreign operations against movements in exchange rates. The effective portion of the unrealized gains or losses on these contracts is recorded in foreign currency translation adjustment within accumulated other comprehensive income and remains there until either the sale or liquidation of the subsidiary. In connection with these forward exchange contracts, we recorded net cash inflows of approximately $95 million during 2022 and $1 million during 2021, and net cash outflows of approximately $22 million during 2020.

Derivatives Hedging Relationships:

The following table presents the effects of our foreign currency foreign exchange contracts on our results of operations for the three years ended December 31 (in thousands):

	Gain/(Loss) recognized in AOCI		
	December 31, 2022	December 31, 2021	December 31, 2020
Net Investment Hedge relationships			
Foreign currency foreign exchange contracts	$ 96,698	$ (7,272)	$ (22,097)

No other gains or losses were recognized in income related to derivatives in Subtopic 815-20.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These included quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The following tables present the assets and liabilities recorded at fair value on a recurring basis:

(in thousands)	Balance at December 31, 2022	Balance Sheet Location	Basis of Fair Value Measurement		
			Level 1	Level 2	Level 3
Assets:					
Money market mutual funds	$ 113,649	Other assets	$ 113,649		
Certificates of deposit	2,200	Other assets		2,200	
Equity securities	78,099	Other assets	78,099		
Deferred compensation assets	38,032	Other assets	38,032		
Foreign currency exchange contracts	3,142	Other current assets		3,142	
	235,122		229,780	$ 5,342	-
Liabilities:					
Deferred compensation liability	38,032	Other noncurrent liabilities	$ 38,032		
	$ 38,032		$ 38,032	-	-

(in thousands)	Balance at December 31, 2021	Balance Sheet Location	Basis of Fair Value Measurement		
			Level 1	Level 2	Level 3
Assets:					
Money market mutual funds	$ 79,900	Other assets	$ 79,900		
Certificates of deposit	2,300	Other assets		2,300	
Equity securities	91,919	Other assets	91,919		
Deferred compensation assets	45,759	Other assets	45,759		
Foreign currency exchange contracts	1,357	Other current assets		1,357	
	221,235		$ 217,578	$ 3,657	-
Liabilities:					
Deferred compensation liability	$ 45,759	Other noncurrent liabilities	$ 45,759		
	$ 45,759		$ 45,759	-	-

The fair value of our money market mutual funds, certificates of deposit and equity securities with a readily determinable fair value are computed based upon quoted market prices in an active market. The fair value of deferred compensation assets and the offsetting liability are computed based on market prices in an active market held in a rabbi trust. The fair value of our interest rate swaps are based on quotes from our counter parties. The fair value of our foreign currency exchange contracts is valued using quoted forward exchange rates and spot rates at the reporting date.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	December 31,	
	2022	2021
	(amounts in thousands)	
Long-term debt:		
Notes and Mortgages payable (including obligations under finance leases of $75,595 in 2022 and $79,331 in 2021) and term loans with varying maturities through 2099; weighted average interest rates of 3.6% in 2022 and 5.6% in 2021 (see Note 7 regarding finance leases)	$ 184,800	$ 185,027
Tranche A term loan	2,338,125	1,689,375
Revolving credit facility	310,400	342,600
2.65% Senior Secured Notes due 2030, net of unamortized discount of $1,742 in 2022 and $1,968 in 2021	798,258	798,032
1.65% Senior Secured Notes due 2026, net of unamortized discount of $638 in 2022 and $813 in 2021	699,362	699,187
2.65% Senior Secured Notes due 2032, net of unamortized discount of $1,124 in 2022 and $1,254 in 2021	498,876	498,746
Total debt before unamortized financing costs	4,829,821	4,212,967
Less-Unamortized financing costs	(21,841)	(22,679)
Total debt after unamortized financing costs	4,807,980	4,190,288
Less-Amounts due within one year	(81,447)	(48,409)
Long-term debt	$ 4,726,533	$ 4,141,879

Credit Facilities and Outstanding Debt Securities

In June, 2022 we entered into a ninth amendment to our credit agreement dated as of November 15, 2010, as amended and restated as of September, 2012, August, 2014, October, 2018, August, 2021, and September, 2021, among UHS, as borrower, the several banks and other financial institutions from time to time parties thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, (the "Credit Agreement"). The ninth amendment provided for, among other things, the following: (i) a new incremental tranche A term loan facility in the aggregate principal amount of $700 million which is scheduled to mature on August 24, 2026, and; (ii) replaces the option to make Eurodollar borrowings (which bear interest by reference to the LIBO Rate) with Term Benchmark Loans, which will bear interest by reference to the Secured Overnight Financing Rate ("SOFR"). The net proceeds generated from the incremental tranche A term loan facility were used to repay a portion of the borrowings that were previously outstanding under our revolving credit facility.

In September, 2021 we entered into an eighth amendment to our Credit Agreement which modified the definition of "Adjusted LIBO Rate".

In August, 2021 we entered into a seventh amendment to our Credit Agreement which, among other things, provided for the following:

- o   a $1.2 billion aggregate amount revolving credit facility, which is scheduled to mature on August 24, 2026, representing an increase of $200 million over the $1.0 billion previous commitment. As of December 31, 2022, this facility had $310 million of borrowings outstanding and $886 million of available borrowing capacity, net of $4 million of outstanding letters of credit;

- o   a $1.7 billion initial tranche A term loan facility which was subsequently increased by $700 million in June, 2022 by the above-mentioned ninth amendment. The seventh amendment also provided for repayment of $150 million of borrowings outstanding pursuant to the previous tranche A term loan facility, and;

- o   repayment of approximately $488 million of outstanding borrowings and termination of the previous tranche B term loan facility.

The terms of the tranche A term loan facility, as amended, which had $2.338 billion of outstanding borrowings as of December 31, 2022, provides for installment payments of $15.0 million per quarter during the period of September, 2022 through September, 2023, and $30.0 million per quarter during the period of December, 2023 through June, 2026. The unpaid principal balance at June 30, 2026 is payable on the August 24, 2026 scheduled maturity date of the Credit Agreement.

Revolving credit and tranche A term loan borrowings under the Credit Agreement bear interest at our election at either (1) the ABR rate which is defined as the rate per annum equal to the greatest of (a) the lender's prime rate, (b) the weighted average of the federal funds rate, plus 0.5% and (c) one month SOFR rate plus 1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.25% to 0.625%, or (2) the one, three or six month SOFR rate plus 0.1% (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.25% to 1.625%. As of December 31, 2022, the applicable margins were 0.50% for ABR-based loans and 1.50% for SOFR-based loans under the revolving credit and term loan A facilities. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by certain assets of the Company and our material subsidiaries (which generally excludes asset classes such as substantially all of the patient-related accounts receivable of our acute care hospitals, and certain real estate assets and assets held in joint-ventures with third parties) and is guaranteed by our material subsidiaries.

The Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement also contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens, indebtedness, transactions with affiliates, dividends and stock repurchases; and requires compliance with financial covenants including maximum leverage. We were in compliance with all required covenants as of December 31, 2022 and December 31, 2021.

On August 24, 2021, we completed the following via private offerings to qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended:

- o   Issued $700 million of aggregate principal amount of 1.65% senior secured notes due on September 1, 2026, and;

- o   Issued $500 million of aggregate principal amount of 2.65% senior secured notes due on January 15, 2032.

In April, 2021 our accounts receivable securitization program ("Securitization") was amended (the eighth amendment) to: (i) reduce the aggregate borrowing commitments to $20 million (from $450 million previously); (ii) slightly reduce the borrowing rates and commitment fee, and; (iii) extend the maturity date to April 25, 2022. At various times from April, 2022 to September, 2022, the Securitization was amended to extend the maturity date to various dates including, most recently, December 20, 2022. As of the December 20, 2022 maturity date, the Securitization expired and was not renewed or replaced.

On September 13, 2021, we redeemed $400 million of aggregate principal amount of 5.00% senior secured notes, that were scheduled to mature on June 1, 2026, at 102.50% of the aggregate principal, or $410 million.

As of December 31, 2022, we had combined aggregate principal of $2.0 billion from the following senior secured notes:

o $700 million aggregate principal amount of 1.65% senior secured notes due in September, 2026 ("2026 Notes") which were issued on August 24, 2021.

o $800 million aggregate principal amount of 2.65% senior secured notes due in October, 2030 ("2030 Notes") which were issued on September 21, 2020.

o $500 million of aggregate principal amount of 2.65% senior secured notes due in January, 2032 ("2032 Notes") which were issued on August 24, 2021.

Interest on the 2026 Notes is payable on March 1st and September 1st until the maturity date of September 1, 2026. Interest on the 2030 Notes payable on April 15th and October 15th, until the maturity date of October 15, 2030. Interest on the 2032 Notes is payable on January 15th and July 15th until the maturity date of January 15, 2032.

The 2026 Notes, 2030 Notes and 2032 Notes (collectively "The Notes") were initially issued only to qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). In December, 2022, we completed a registered exchange offer in which virtually all previously outstanding Notes were exchanged for identical Notes that were registered under the Securities Act, and thereby became freely transferable (subject to certain restrictions applicable to affiliates and broker dealers). Notes originally issued under Rule 144A or Regulation S that were not exchanged in the exchange offer remain outstanding and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements thereunder.

The Notes are guaranteed (the "*Guarantees*") on a senior secured basis by all of our existing and future direct and indirect subsidiaries (the "*Subsidiary Guarantors*") that guarantee our Credit Agreement, or other first lien obligations or any junior lien obligations. The Notes and the Guarantees are secured by first-priority liens, subject to permitted liens, on certain of the Company's and the Subsidiary Guarantors' assets now owned or acquired in the future by the Company or the Subsidiary Guarantors (other than real property, accounts receivable sold pursuant to the Company's Existing Receivables Facility (as defined in the Indenture pursuant to which The Notes were issued (the "Indenture")), and certain other excluded assets). The Company's obligations with respect to The Notes, the obligations of the Subsidiary Guarantors under the Guarantees, and the performance of all of the Company's and the Subsidiary Guarantors' other obligations under the Indenture, are secured equally and ratably with the Company's and the Subsidiary Guarantors' obligations under the Credit Agreement and The Notes by a perfected first-priority security interest, subject to permitted liens, in the collateral owned by the Company and its Subsidiary Guarantors, whether now owned or hereafter acquired. However, the liens on the collateral securing The Notes and the Guarantees will be released if: (i) The Notes have investment grade ratings; (ii) no default has occurred and is continuing, and; (iii) the liens on the collateral securing all first lien obligations (including the Credit Agreement and The Notes) and any junior lien obligations are released or the collateral under the Credit Agreement, any other first lien obligations and any junior lien obligations is released or no longer required to be pledged. The liens on any collateral securing The Notes and the Guarantees will also be released if the liens on that collateral securing the Credit Agreement, other first lien obligations and any junior lien obligations are released.

As discussed in *Note 9 to the Consolidated Financial Statements-Relationship with Universal Health Realty Income Trust and Other Related Party Transactions*, on December 31, 2021, we (through wholly-owned subsidiaries of ours) entered into an asset purchase and sale agreement with Universal Health Realty Income Trust (the "Trust"). Pursuant to the terms of the agreement, which was amended during the first quarter of 2022, we, among other things, transferred to the Trust, the real estate assets of Aiken Regional Medical Center ("Aiken") and Canyon Creek Behavioral Health ("Canyon Creek"). In connection with this transaction, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases, as amended, (with the Trust as lessor), for initial lease terms on each property of approximately twelve years, ending on December 31, 2033. As a result of our purchase option within the Aiken and Canyon Creek lease agreements, this asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP and we have accounted for the transaction as a financing arrangement. Our lease payments payable to the Trust are recorded to interest expense and as a reduction of the outstanding financial liability, and the amount allocated to interest expense is determined based upon our incremental borrowing rate and the outstanding financial liability. In connection with this transaction, our Consolidated Balance Sheets at December 31, 2022 and December 31, 2021 reflect financial liabilities, which are included in debt, of approximately $81 million and $82 million, respectively.

At December 31, 2022, the carrying value and fair value of our debt were approximately $4.8 billion and $4.4 billion, respectively. At December 31, 2021, the carrying value and fair value of our debt were each approximately $4.2 billion. The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with debt instruments.

The aggregate scheduled maturities of our total debt outstanding as of December 31, 2022 are as follows:

	(000s)
2023	$ 81,447
2024	127,008
2025	126,255
2026	3,039,496
2027	7,136
Later	1,448,479
Total maturities before unamortized financing costs	4,829,821
Less-Unamortized financing costs	(21,841)
Total	$ 4,807,980

5) COMMON STOCK

Dividends

We declared and paid cash dividends of $.80 per share ($58.4 million in the aggregate) during 2022. We declared and paid cash dividends of $.80 per share ($65.9 million in the aggregate) during 2021. We declared and paid cash dividends of $17.3 million, or $.20 per share, during the first quarter of 2020 (in April, 2020, as part of various COVID-19 initiatives, we suspended declaration and payment of quarterly dividends for the remainder of the 2020 year). All classes of our common stock have similar economic rights.

Stock Repurchase Programs

As of December 31, 2021, we had an aggregate available purchase authorization of $358.2 million. In February, 2022, our Board of Directors authorized a $1.4 billion increase to the program. As of December 31, 2022, we had an aggregate available repurchase authorization of $947.37 million. Pursuant to this program, shares of our Class B Common Stock may be repurchased, from time to time as conditions allow, on the open market or in negotiated private transactions. There is no expiration date for our stock repurchase programs.

The following schedule provides information related to our stock repurchase program for each of the three years ended December 31, 2022. During 2022, 6,666,547 shares ($810.9 million in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 153,305 shares ($22.0 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs. During 2021, 8,409,721 shares ($1.20 billion in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 134,464 shares ($19.5 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs. During 2020, 1,951,899 shares ($196.6 million in the aggregate) were repurchased pursuant to the terms of the stock repurchase program and 81,057 shares ($10.2 million in the aggregate) were repurchased in connection with the income tax withholding obligations resulting from stock-based compensation programs.

	Additional dollars authorized for repurchase (in thousands)	Total number of shares purchased (a.)	Total number of shares cancelled	Average price paid per share for forfeited restricted shares	Total number of shares purchased as part of publicly announced programs	Average price paid per share for shares purchased as part of publicly announced program	Aggregate purchase price paid (in thousands)	Aggregate purchase price paid for shares purchased as part of publicly announced program	Maximum number of dollars that may yet be purchased under the program (in thousands)
Balance as of January 1, 2020									$ 756,123
2020	$ —	2,050,735	17,779	$ 0.01	1,951,899	$ 100.70	$ 206,719	$ 196,560	$ 559,563
2021	$ 1,000,000	8,559,946	15,756	$ 0.01	8,409,721	$ 142.85	$ 1,220,876	$ 1,201,330	$ 358,233
2022	$ 1,400,000	6,828,319	8,467	$ 0.01	6,666,547	$ 121.63	$ 832,915	$ 810,865	$ 947,368
Total for three year period ended December 31, 2022	$ 2,400,000	17,439,000	42,002	$ 0.01	17,028,167	$ 129.71	$ 2,260,510	$ 2,208,755	

(a.) Includes 8,467, 15,761 and 17,779 of restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan during 2022, 2021 and 2020, respectively.

Stock-based Compensation Plans

At December 31, 2022, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options (computed utilizing the Black-Scholes option-pricing model) and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the awards.

Pre-tax share-based compensation costs of $66.2 million during 2022, $59.3 million during 2021 and $54.7 million during 2020 were recognized related to outstanding stock options. In addition, pre-tax compensation costs of $19.1 million during 2022, $14.4 million during 2021 and $11.2 million during 2020 were recognized related to amortization of restricted stock and units as well as discounts provided in connection with shares purchased pursuant to our 2005 Employee Stock Purchase Plan. As of December 31, 2022, there was approximately $147.3 million of unrecognized compensation cost related to unvested stock options and restricted stock which is expected to be recognized over the remaining average vesting period of 2.6 years.

The expense associated with stock-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, stock-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities and aggregated to $85.4 million in 2022, $73.7 million in 2021 and $65.8 million in 2020. In connection with our January 1, 2017 adoption of ASU 2016-09, "Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", our provision for income taxes and our net income attributable to UHS were unfavorably impacted by $636,000 during 2022, favorably impacted by $2.4 million in 2021 and unfavorably impacted by $7.4 million during 2020.

In 2005, we adopted the 2005 Stock Incentive Plan (the "Stock Incentive Plan") which was amended in 2008, 2010, 2015 and 2017 and was canceled in 2020, as discussed below. An aggregate of 35.6 million shares of Class B Common Stock had been reserved under the Stock Incentive Plan, the remaining balance of which was canceled in 2020. During 2020 stock options, net of cancellations, of approximately 2.3 million were granted under the Stock Incentive Plan. Stock options to purchase Class B Common Stock have been granted to our officers, key employees and members of our Board of Directors. Commencing in 2018, our key employees and non-executive officers began receiving a portion of their stock-based compensation in the form of restricted stock (as discussed below) in addition to receiving options to purchase Class B Common Stock.

In 2020, we adopted the 2020 Omnibus Stock and Incentive Plan (the "2020 Stock Incentive Plan") which was amended in 2022. An aggregate of 12.1 million shares of Class B Common Stock has been reserved for issuance under the 2020 Stock Incentive Plan. Under the 2020 Stock Incentive Plan, shares that are subject to stock options shall be counted as one share per stock option, and every share that is subject to restricted stock awards or restricted stock units shall be counted as four shares. Various other types of equity awards are also permitted under the 2020 Stock Incentive Plan. During 2022, approximately 1.7 million stock options, net of cancellations, and 228,160 restricted stock units (including 65,768 performance based restricted stock units, net of cancellations) were granted under the 2020 Stock Incentive Plan. During 2021, approximately 2.1 million stock options, net of cancellations, and 126,015 of restricted stock units, net of cancellations, were granted under the 2020 Stock Incentive Plan. During 2020, 42,500 stock options, net of cancellations and 3,000 restricted stock units (there were no cancellations) were granted under the 2020 Stock Incentive Plan. Restricted stock and restricted stock units issued under the 2020 Stock Incentive Plan do not have rights to receive dividends on unvested restricted awards, however, the accrual of dividend equivalents on unvested restricted awards may be permitted. Upon adoption of the 2020 Stock Incentive Plan, no additional awards were granted under the 2005 Stock Incentive Plan or the 2010 Employees' Restricted Stock Purchase Plan (discussed below), and reserves for future issuance pursuant to each plan were canceled.

The per option weighted-average grant-date fair value of options granted during 2022 under the 2020 Stock Incentive Plan was $45.63. The per option weighted-average grant-date fair value of options granted during 2021 under the 2020 Stock Incentive Plan was $39.66. The per option weighted-average grant-date fair value of options granted during 2020 (including the 2005 and 2020 Stock Incentive Plans) was $14.60. All stock options issued in 2022 were granted with an exercise price equal to the fair market value on the date of the grant. Stock options granted during 2021 and 2020 were either granted with an exercise price equal to the fair market value on the date of grant, or for our named executive officers, half of their total option award value was issued with a premium exercise price of 10% above the grant date fair market value. The majority of options are exercisable ratably over a four-year period beginning one year after the date of the grant. All outstanding options expire five years after the date of the grant. As of December 31, 2022, approximately 6.85 million shares of Class B Common Stock remain available for issuance pursuant to the 2020 Stock Incentive Plan.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were derived from averaging the number of options granted during the most recent five-year period. The weighted-average assumptions reflected below were based upon twenty-nine option grants for the five-year period ending December 31, 2022, twenty-eight option grants for the five-year period ending December 31, 2021 and twenty-nine option grants for the five-year period ending December 31, 2020.

Year Ended December 31,	2022	2021	2020
Expected volatility	33%	31%	28%
Risk free Interest rate	2%	2%	2%
Expected life (years)	3.6	3.5	3.5
Forfeiture rate	7%	8%	8%
Dividend yield	0.6%	0.5%	0.5%

The risk-free rate is based on the U.S. Treasury zero coupon four year yield curve in effect at the time of grant. The expected life of the stock options granted was estimated using the historical behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life. Expected dividend yield is based on our dividend yield at the time of grant. The forfeiture rate is based upon the actual historical forfeitures utilizing the 5-year term of the option.

The table below summarizes our stock option activity during the year ended December 31, 2022:

Outstanding Options	Number of Shares		Weighted Average Exercise Price
Balance, January 1, 2022	8,556,115	$	116.80
Granted	1,833,573	$	143.47
Exercised	(2,022,891)	$	118.21
Cancelled	(491,130)	$	126.67
Balance, December 31, 2022	7,875,667	$	122.04
Outstanding options vested and exercisable as of December 31, 2022	3,073,714	$	116.89

The following table provides information about unvested options for the year ended December 31, 2022:

	Shares		Weighted Average Grant Date Fair Value
Unvested options as of January 1, 2022	5,558,819	$	28.93
Granted	1,833,573	$	45.63
Vested	(2,141,518)	$	27.99
Cancelled	(448,921)	$	35.81
Unvested options as of December 31, 2022	4,801,953	$	35.09

The following table provides information regarding all options outstanding at December 31, 2022:

	Options Outstanding	Options Exercisable
Number of options outstanding	7,875,667	3,073,714
Weighted average exercise price	$ 122.04	$ 116.89
Aggregate intrinsic value as of December 31, 2022	$158,552,816	$ 75,389,444
Weighted average remaining contractual life	2.5	1.5

The total in-the-money value of all stock options exercised during the years ended December 31, 2022, 2021 and 2020 were $49.4 million, $52.0 million and $22.2 million, respectively.

The weighted average remaining contractual life for options outstanding and weighted average exercise price per share for exercisable options at December 31, 2020, 2021 and 2022 were as follows:

Year Ended:	Options Outstanding Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)	Exercisable Options Shares	Weighted Average Exercise Price Per Share	Expected to Vest Options Shares	Weighted Average Exercise Price Per Share
2020	8,238,966	$ 109 47	2 9	2,522,906	$ 124 62	5,099,823	$ 110 47
2021	8,556,115	116 80	2 6	2,997,296	119 00	5,005,113	116 94
2022	7,875,667	122 04	2 5	3,073,714	116 89	4,508,480	121 89

Under our Amended and Restated 2010 Employees' Restricted Stock Purchase Plan (the "Restricted Stock Plan"), which was canceled during 2020 upon the approval of the 2020 Stock Incentive Plan, as mentioned above, eligible participants were allowed to purchase shares of Class B Common Stock at par value, subject to certain restrictions and had 600,000 shares of Class B Common Stock reserved. The reserve balance in the Restricted Stock Plan was canceled during 2020 and no shares were issued under the Restricted Stock Plan during 2021. During 2020 restricted shares, net of cancellations, of approximately 106,310 were granted and issued under the Restricted Stock Plan, with various ratable vesting periods ranging up to five years from the date of grant. The weighted-average grant-date fair value of the restricted shares granted during 2020 under the Restricted Stock Plan was $68.06. As mentioned above, in 2020, we adopted the 2020 Stock Incentive Plan. During 2022, 2021 and 2020 restricted stock units, net of cancellations, of approximately 228,160 (including 65,768 performance based restricted stock units, net of cancellations), 126,015 and 3,000, respectively, were granted under the 2020 Stock Incentive Plan with four-year vesting periods from the date of grant. The weighted average grant-date fair value of the restricted stock units issued during 2022, 2021 and 2020 under the 2020 Stock Incentive

Plan was $142.70, $138.80 and $109.72, respectively. The fair value of each restricted stock grant or restricted stock unit was determined as the closing UHS market price on the date of grant. Restricted shares and/or units of Class B Common Stock have been granted to our officers, key employees and members of our Board of Directors.

In addition to the 2020 Stock Incentive Plan, we have our 2005 Employee Stock Purchase Plan (the "Employee Stock Plan") which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. There were 127,538, 96,179 and 115,008 shares issued pursuant to the Employee Stock Purchase Plan during 2022, 2021 and 2020, respectively. In connection with the Employee Stock Plan, we have reserved 2.0 million shares of Class B Common Stock for issuance and have issued approximately 1.7 million shares as of December 31, 2022. As of December 31, 2022, approximately 300,000 shares of Class B Common Stock remain available for issuance pursuant to this plan.

At December 31, 2022, 23,581,951 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

6) INCOME TAXES

Components of income tax expense/(benefit) are as follows (amounts in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current			
Federal	$ 178,666	$ 276,471	$ 268,974
Foreign	14,740	13,754	13,978
State	33,423	44,993	43,333
	226,829	335,218	326,285
Deferred			
Federal	(9,935)	(26,638)	(20,382)
Foreign	(1,509)	1,521	(2,496)
State	(6,107)	(4,420)	(4,114)
	(17,551)	(29,537)	(26,992)
Total	$ 209,278	$ 305,681	$ 299,293

Our provision for income taxes for the years ended December 31, 2022, 2021 and 2020 included tax expenses of $1 million, tax benefits of $2 million and tax expenses of $7 million, respectively, related to employee share-based payments. Excess tax benefits (when the deductible amount related to the settlement of employee equity awards for tax purposes exceeds the cumulative compensation cost recognized for financial reporting purposes) and deficiencies, if applicable, are recorded as a component of our tax provision.

The foreign provision for income taxes is based on foreign pre-tax earnings of $76 million in 2022, $79 million in 2021 and $72 million in 2020. In the future, we anticipate repatriating only previously taxed foreign earnings subjected as well as any future earnings that would qualify for a full dividend received deduction for distributions post-December 31, 2017. As of December 31, 2022, the amount of previously taxed earnings and earnings that would qualify for a full dividend received deduction total $109 million. At this time, there are no material tax effects related to future cash repatriation of undistributed foreign earnings. As such, we have not recognized a deferred tax liability related to existing undistributed earnings

On August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act of 2022 ("the Act"). The Act includes tax provisions, among other things, which implements (i) a 15 percent minimum tax on book income of certain large corporations; (ii) a one percent excise tax on net stock repurchases; and (iii) several tax incentives to promote clean energy. We do not expect the Act to have a material impact on our income tax provision.

A reconciliation between the federal statutory rate and the effective tax rate is as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal income tax benefit	2.4%	2.5%	2.5%
Tax effects of foreign operations	-0.3%	-0.1%	-0.3%
Tax benefit from settlement of employee equity awards	0.1%	-0.2%	0.5%
Other items	0.5%	0.3%	0.4%
Impact of income attributable to noncontrolling interests	0.5%	0.1%	-0.2%
Effective tax rate	24.2%	23.6%	23.9%

Our effective tax rates were 24.2%, 23.6% and 23.9% for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in our effective tax rate for the year ended December 31, 2022, as compared to 2021, is due primarily to the decrease in net income attributable to noncontrolling interests during 2022, as compared to 2021. The decrease in our effective tax rate for the year ended December 31, 2021, as compared to 2020, is due primarily to the tax benefit of $2 million recorded during 2021, and the tax expense of $7 million recorded during 2020, resulting from employee share-based payments.

Included in "Other current assets" on our Consolidated Balance Sheet are prepaid federal, state and foreign income taxes amounting to approximately $17 million and $6 million as of December 31, 2022 and 2021, respectively.

The components of deferred taxes are as follows (amounts in thousands):

	Year Ended December 31,							
	2022				2021			
	Assets		Liabilities		Assets		Liabilities	
Self-insurance reserves	$	103,528	$		$	97,024	$	
Compensation accruals		77,269				77,917		
Doubtful accounts and other reserves		141,511				127,876		
Other currently non-deductible accrued liabilities		12,520				31,240		
Depreciable and amortizable assets				281,203				303,079
Operating lease liabilities		108,704				86,652		
Right of use assets-operating leases				106,675				86,269
State and foreign net operating loss carryforwards and other state and foreign deferred tax assets		80,823				79,499		
Net pension liabilities – OCI only		1,702				1,014		
Other liabilities				6,457				3,811
	$	526,057	$	394,335	$	501,222	$	393,159
Valuation Allowance		(63,325)		0		(62,356)		0
Total deferred income taxes	$	462,732	$	394,335	$	438,866	$	393,159

At December 31, 2022, state net operating loss carryforwards (losses originating in tax years beginning prior to January 1, 2022, expiring in years 2023 through 2040), and credit carryforwards available to offset future taxable income approximated $890 million representing approximately $58 million in deferred state tax benefit (net of the federal benefit); and state related interest expense carryforwards approximated $170 million representing approximately $8 million in deferred state tax benefit (net of the federal benefit). At December 31, 2022, there were foreign net operating losses and interest expense carryforwards of approximately $49 million, most of which are carried forward indefinitely, representing approximately $12 million in deferred foreign tax benefit. At December 31, 2022, related to the acquisition of Riverside Medical Clinic Patient Services, LLC, there were federal net operating losses of approximately $10 million carried forward indefinitely for federal purposes representing approximately $2 million in deferred federal tax benefits.

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on available evidence, it is more likely than not that certain of our state tax benefits will not be realized. Therefore, valuation allowances of approximately $59 million and $57 million have been reflected as of December 31, 2022 and 2021, respectively. During 2022, the valuation allowance on these state tax benefits increased by $2 million primarily due to additional state related interest expense carryforwards. In addition, valuation allowances of approximately $4 million and $5 million have been reflected as of December 31, 2022 and 2021, respectively, related to foreign net operating losses and credit carryforwards.

During 2022 and 2021, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were increased less than $1 million due to tax positions taken in the current and prior years. The balance at each of the years ended December 31, 2022 and 2021, if subsequently recognized, that would favorably affect the effective tax rate and the provision for income taxes is approximately $2 million as of each date.

We recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2022 and 2021, we have accrued interest and penalties of less than $1 million as of each date. The U.S. federal statute of limitations remains open for the 2019 and subsequent years. Foreign and U.S. state and local jurisdictions have statutes of limitations generally ranging for 3 to 4 years. The statute of limitations on certain jurisdictions could expire within the next twelve months. It is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months, however, it is anticipated that any such change, if it were to occur, would not have a material impact on our results of operations.

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 is as follows (amounts in thousands):

	As of December 31,					
	2022		**2021**		**2020**	
Balance at January 1,	$	2,544	$	2,806	$	2,164
Additions based on tax positions related to the current year		500		500		500
Additions for tax positions of prior years		159		213		142
Reductions for tax positions of prior years		(461)		(261)		0
Settlements		(15)		(714)		0
Balance at December 31,	$	2,727	$	2,544	$	2,806

7) LEASE COMMITMENTS

We follow FASB ASU 2016-02 ("Topic 842") "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will be classified as either finance or operating.

We have elected the policy exemption that allows lessees to choose to not separate lease and non-lease components by class of underlying asset and are applying this expedient to all relevant asset classes.

We determine if an arrangement is or contains a lease at inception of the contract. Our right-of-use assets represent our right to use the underlying assets for the lease term and our lease liabilities represent our obligation to make lease payments arising from the leases. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use the implicit rate noted within the contract if known or determinable. If the implicit rate is not readily available, we use our estimated incremental borrowing rate, which is derived using a collateralized borrowing rate for the same currency and term as the associated lease. A right-of-use asset and lease liability is not recognized for leases with an initial term of 12 months or less and we recognize lease expense for these leases on a straight-line basis over the lease term within lease and rental expense.

Our operating leases are primarily for real estate, including certain acute care facilities, off-campus outpatient facilities, medical office buildings, and corporate and other administrative offices. Our real estate lease agreements typically have initial terms of five to 10 years. These real estate leases may include one or more options to renew, with renewals that can extend the lease term from five to 10 years. The exercise of lease renewal options is at our sole discretion. When determining the lease term, we included options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Five of our hospital facilities are held under operating leases with Universal Health Realty Income Trust with two hospital terms expiring in 2026, two expiring in 2033, and one expiring in 2040 (see Note 9 for additional disclosure). We also lease the real property of certain facilities (see Item 2. Properties for additional disclosure).

The components of lease expense for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands):

	Twelve months ended December 31,					
	2022		**2021**		**2020**	
Operating lease cost	$	90,326	$	77,420	$	73,841
Variable and short term lease cost (a)		41,300		41,443		42,218
Total lease and rental expense	$	131,626	$	118,863	$	116,059
Finance lease cost:						
Amortization of property under capital lease	$	5,110	$	3,626	$	1,985
Interest on debt of property under capital lease		3,903		4,124		1,763
Total finance lease cost	$	9,013	$	7,750	$	3,748

(a) Includes equipment, month-to-month and leases with a maturity of less than 12 months.

Supplemental cash flow information related to leases for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands):

	Twelve months ended December 31,		
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 124,704	$ 118,433	$ 115,270
Operating cash flows from finance leases	$ 3,963	$ 4,612	$ 1,885
Financing cash flows from finance leases	$ 3,454	$ 2,849	$ 2,586
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 163,679	$ 95,805	$ 69,678
Finance leases	$ 1,066	$ 28,600	$ 37,029

Supplemental balance sheet information related to leases as of December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022	December 31, 2021
Operating Leases		
Right of use assets-operating leases	$ 454,650	$ 367,477
Operating lease liabilities	$ 67,776	$ 64,484
Operating lease liabilities noncurrent	395,522	304,624
Total operating lease liabilities	$ 463,298	$ 369,108
Finance Leases		
Property and equipment	$ 102,494	$ 102,940
Accumulated depreciation	(34,455)	(30,949)
Property and equipment, net	$ 68,039	$ 71,991
Current maturities of long-term debt	$ 3,046	$ 2,740
Long-term debt	72,549	76,591
Total finance lease liabilities	$ 75,595	$ 79,331
Weighted Average remaining lease term, years		
Operating leases	16.1	9.1
Finance leases	20.7	20.8
Weighted Average discount rate		
Operating leases	5.0%	3.8%
Finance leases	5.4%	7.1%

Future maturities of lease liabilities as of December 31, 2022 are as follows (in thousands):

	Operating Leases	Finance Leases
Year ending December 31,		
2023	$ 83,573	$ 6,826
2024	75,223	6,990
2025	68,411	5,871
2026	58,742	5,876
2027	40,068	6,032
Later years	595,736	101,102
Total lease payments	921,753	132,697
less imputed interest	(458,455)	(57,102)
Total	$ 463,298	$ 75,595

We assumed $1 million, $29 million and $37 million in finance lease obligations during 2022, 2021 and 2020, respectively. In the ordinary course of business, our facilities routinely lease equipment pursuant to new lease arrangements that will likely result in future lease and rental expense in excess of amounts indicated above.

8) COMMITMENTS AND CONTINGENCIES

Professional and General Liability, Workers' Compensation Liability

The vast majority of our subsidiaries are self-insured for professional and general liability exposure up to: (i) $20 million for professional liability and $3 million for general liability per occurrence in 2022 and 2021; (ii) $10 million and $3 million per occurrence in 2020 (professional liability claims are also subject to an additional annual aggregate self-insured retention of $2.5 million for claims in excess of $10 million for 2020); (iii) $5 million and $3 million per occurrence, respectively, during 2019, 2018 and 2017, and; (iv) $10 million and $3 million per occurrence, respectively, prior to 2017.

These subsidiaries are provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence and aggregate self-insured retention or underlying policy limits up to $162.5 million in 2022; $155 million in 2021 and $250 million during each of 2014 through 2020. In addition, from time to time based upon marketplace conditions, we may elect to purchase additional commercial coverage for certain of our facilities or businesses. Our behavioral health care facilities located in the U.K. have policies through a commercial insurance carrier located in the U.K. that provides for £16 million of professional liability coverage, and £25 million of general liability coverage.

As of December 31, 2022, the total net accrual for our professional and general liability claims was $372 million, of which $74 million was included in current liabilities. As of December 31, 2021, the total net accrual for our professional and general liability claims was $349 million, of which $74 million was included in current liabilities.

As a result of unfavorable trends experienced during the last three years, our results of operations included pre-tax increases to our reserves for self-insured professional and general liability claims amounting to approximately $16 million during 2022, $52 million during 2021 and $25 million during 2020. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

As of December 31, 2022, the total accrual for our workers' compensation liability claims was $125 million, $55 million of which was included in current liabilities. As of December 31, 2021, the total accrual for our workers' compensation liability claims was $115 million, $55 million of which was included in current liabilities.

Although we are unable to predict whether or not our future financial statements will require updates to estimates for our prior year reserves for self-insured general and professional and workers' compensation claims, given the relatively unpredictable nature of these potential liabilities and the factors impacting these reserves, as discussed above, it is reasonably likely that our future financial results may include material adjustments to prior period reserves.

Below is a schedule showing the changes in our general and professional liability and workers' compensation reserves during the three years ended December 31, 2022 (amount in thousands):

	General and Professional Liability	Workers' Compensation	Total
Balance at January 1, 2020	$ 241,820	$ 81,004	$ 322,824
Plus: Accrued insurance expense, net of commercial premiums paid	91,518	67,705	159,223
Less: Payments made in settlement of self-insured claims	(69,559)	(43,524)	(113,083)
Balance at January 1, 2021	263,779	105,185	368,964
Plus: Accrued insurance expense, net of commercial premiums paid	129,690	56,525	186,215
Less: Payments made in settlement of self-insured claims	(44,776)	(46,725)	(91,501)
Balance at January 1, 2022	348,693	114,985	463,678
Plus: Accrued insurance expense, net of commercial premiums paid	111,763	62,960	174,723
Less: Payments made in settlement of self-insured claims	(88,556)	(53,429)	(141,985)
Balance at December 31, 2022	$ 371,900	$ 124,516	$ 496,416

Property Insurance

We have commercial property insurance policies for our properties covering catastrophic losses, including windstorm damage, up to a $1 billion policy limit, subject to a per occurrence/per location deductible of $2.5 million as of June 1, 2020. Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses). Commercially insured earthquake coverage for our facilities is subject to various deductibles and limitations including: (i) $150 million limitation for our facilities located in California; (ii) $100 million limitation for our facilities located in fault zones within the United States; (iii) $40 million limitation for our facilities located in Puerto Rico, and; (iv) $250 million limitation for many of our facilities located in other states. Our commercially insured flood coverage has a limit of $100 million annually. There is also a $10 million sublimit for one of our facilities located in Houston, Texas, and a $1 million sublimit for our facilities located in Puerto Rico. Property insurance for our behavioral health facilities located in the U.K. are provided on an all risk basis up to a £1.5 billion policy limit, with coverage caps per location, that includes coverage for real and personal property as well as business interruption losses.

Information Technology Incident

We experienced an information technology security incident in late September, 2020. As a result of this cyberattack, we suspended user access to our information technology applications related to operations located in the United States. While our information technology applications were offline, patient care was delivered safely and effectively at our facilities across the country utilizing established back-up processes, including offline documentation methods. Our information technology applications were substantially restored at our acute care and behavioral health hospitals at various times in October, 2020, on a rolling/staggered basis, and our facilities generally resumed standard operating procedures at that time.

In connection with this incident, our results of operations for the years ended December 31, 2022 and 2021 were favorably impacted by an aggregate of approximately $13 million and $45 million, respectively, resulting from receipt of commercial cyber insurance proceeds (approximately $41 million in the aggregate during 2022 and 2021), and; (ii) collection of revenues previously reserved during 2020 (approximately $17 million during 2021).

Other Contractual Commitments:

In addition to our long-term debt obligations as discussed in Note 4 - *Long-Term Debt* and our operating lease obligations as discussed in Note 7 - *Lease Commitments*, we have various other contractual commitments outstanding as of December 31, 2022 as follows: (i) other combined estimated future purchase obligations of $369 million related to a long-term contract with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities ($54 million), expected future costs to be paid to a third-party vendor in connection with the ongoing operation of an electronic health records application and purchase implementation of a revenue cycle and other applications for our acute care facilities ($224 million), healthcare infrastructure in Washington D.C. in connection with various agreements with the District of Columbia ($75 million), and other software applications ($16 million); (ii) estimated construction commitment of $24 million representing our share of the construction cost of a behavioral health care facility scheduled to be completed in 2025 that, subject to approval of certain regulatory conditions, we are required to build pursuant to a joint-venture agreement with a third-party; (iii) combined estimated future payments of $169 million related to our non-contributory, defined benefit pension plan ($146 million consisting of estimated payments through 2080) and other retirement plan liabilities ($23 million), and; (iv) accrued and unpaid estimated claims expense incurred in connection with our commercial health insurers and self-insured employee benefit plans ($135 million).

Legal Proceedings

We operate in a highly regulated and litigious industry which subjects us to various claims and lawsuits in the ordinary course of business as well as regulatory proceedings and government investigations. These claims or suits include claims for damages for personal injuries, medical malpractice, commercial/contractual disputes, wrongful restriction of, or interference with, physicians' staff privileges, and employment related claims. In addition, health care companies are subject to investigations and/or actions by various state and federal governmental agencies or those bringing claims on their behalf. Government action has increased with respect to investigations and/or allegations against healthcare providers concerning possible violations of fraud and abuse and false claims statutes as well as compliance with clinical and operational regulations. Currently, and from time to time, we and some of our facilities are subjected to inquiries in the form of subpoenas, Civil Investigative Demands, audits and other document requests from various federal and state agencies. These inquiries can lead to notices and/or actions including repayment obligations from state and federal government agencies associated with potential non-compliance with laws and regulations. Further, the federal False Claims Act allows private individuals to bring lawsuits (qui tam actions) against healthcare providers that submit claims for payments to the government. Various states have also adopted similar statutes. When such a claim is filed, the government will investigate the matter and decide if they are going to intervene in the pending case. These qui tam lawsuits are placed under seal by the court to comply with the False Claims Act's requirements. If the government chooses not to intervene, the private individual(s) can proceed independently on behalf of the government. Health care providers that are found to violate the False Claims Act may be subject to substantial monetary fines/penalties as well as face potential exclusion from participating in government health care programs or be required to comply with Corporate Integrity Agreements as a condition of a settlement of a False Claims Act matter. In September 2014, the Criminal Division of the Department of Justice ("DOJ") announced that all qui tam cases will be shared with their Division to determine if a parallel criminal investigation should be opened. The DOJ has also announced an intention to pursue civil and criminal actions against individuals within a company as well as the corporate entity or entities. In addition, health care facilities are subject to monitoring by state and federal surveyors to ensure compliance with program Conditions of Participation. In the event a facility is found to be out of compliance with a Condition of Participation and unable to remedy the alleged deficiency(s), the facility faces termination from the Medicare and Medicaid programs or compliance with a System Improvement Agreement to remedy deficiencies and ensure compliance.

The laws and regulations governing the healthcare industry are complex covering, among other things, government healthcare participation requirements, licensure, certification and accreditation, privacy of patient information, reimbursement for patient services as well as fraud and abuse compliance. These laws and regulations are constantly evolving and expanding. Further, the Legislation has added additional obligations on healthcare providers to report and refund overpayments by government healthcare programs and authorizes the suspension of Medicare and Medicaid payments "pending an investigation of a credible allegation of fraud." We monitor our business and have developed an ethics and compliance program with respect to these complex laws, rules and regulations. Although we believe our policies, procedures and practices comply with government regulations, there is no assurance that we will not be faced with the sanctions referenced above which include fines, penalties and/or substantial damages, repayment obligations, payment suspensions, licensure revocation, and expulsion from government healthcare programs. Even if we were to ultimately prevail in any action brought against us or our facilities or in responding to any inquiry, such action or inquiry could have a material adverse effect on us.

Certain legal matters are described below:

Litigation:

Knight v. Miller, et. al.

In July 2021, a shareholder derivative lawsuit was filed by plaintiff, Robin Knight, in the Chancery Court in Delaware against the members of the Board of Directors of the Company as well as certain officers (C.A. No.: 2021-0581-SG). The Company was named as a nominal defendant. The lawsuit alleges that in March 2020 stock options were awarded with exercise prices that did not reflect the Company's fundamentals and business prospects, and in anticipation of future market rebound resulting in excessive gains. The lawsuit makes claims of breaches of fiduciary duties, waste of corporate assets, and unjust enrichment. The lawsuit seeks monetary damages allegedly incurred by the Company, disgorgement of the March 2020 stock awards as well as any proceeds derived therefrom and unspecified equitable relief. Defendants deny the allegations. We filed a motion to dismiss the complaint and the court granted part and denied part of our motion. During the third quarter of 2022, we have reached a preliminary settlement, which will not have a material impact on our consolidated financial statements. The settlement is currently pending final court approval. We are uncertain as to potential liability or financial exposure, if any, which may be associated with this matter in the event the settlement is not finalized and approved by the court.

Disproportionate Share Hospital Payment Matter:

In late September, 2015, many hospitals in Pennsylvania, including certain of our behavioral health care hospitals located in the state, received letters from the Pennsylvania Department of Human Services (the "Department") demanding repayment of allegedly excess Medicaid Disproportionate Share Hospital payments ("DSH"), primarily consisting of managed care payments characterized as DSH payments, for the federal fiscal year ("FFY") 2011 amounting to approximately $4 million in the aggregate. Since that time, certain of our behavioral health care hospitals in Pennsylvania have received similar requests for repayment for alleged DSH overpayments for FFYs 2012 through 2015. For FFY 2012, the claimed overpayment amounts to approximately $4 million. For FY 2013, FY 2014 and FY 2015 the initial claimed overpayments and attempted recoupment by the Department were approximately $7 million, $8 million and $7 million, respectively. The Department has agreed to a change in methodology which, upon confirmation of the underlying data being accepted by the Department, could reduce the initial claimed overpayments for FY 2013, FY 2014 and FY 2015 to approximately $2 million, $2 million and $3 million, respectively. We filed administrative appeals for all of our facilities contesting the recoupment efforts for FFYs 2011 through 2015 as we believe the Department's calculation methodology is inaccurate and conflicts with applicable federal and state laws and regulations. The Department has agreed to postpone the recoupment of the state's share for FY 2011 to 2013 until all hospital appeals are resolved but started recoupment of the federal share. For FY 2014 and FY 2015, the Department has initiated the recoupment of the alleged overpayments. Starting in FY 2016, the first full fiscal year after the January 1, 2015 effective date of Medicaid expansion in Pennsylvania, the Department no longer characterized managed care payments received by the hospitals as DSH payments. We can provide no assurance that we will ultimately be successful in our legal and administrative appeals related to the Department's repayment demands. If our legal and administrative appeals are unsuccessful, our future consolidated results of operations and financial condition could be adversely impacted by these repayments.

Boley, et al. v. UHS, et al.

Former UHS subsidiary facility employees Mary K. Boley, Kandie Sutter, and Phyllis Johnson, individually and on behalf of a putative class of participants in the UHS Retirement Savings Plan (the "Plan"), filed a complaint in the U.S. District Court for the Eastern District of Pennsylvania against UHS, the Board of Directors of UHS, and the "Plan Committee" of UHS (Case No. 2:20-cv-02644). In subsequent amended complaints, Plaintiffs have dropped the Board of Directors and the "Plan Committee" as defendants and added the UHS Retirement Plans Investment Committee as a new defendant. Plaintiffs allege that UHS breached its fiduciary duties under the Employee Retirement Income Security Act ("ERISA") by offering to participants in the Plan overly expensive investment options when less expensive investment options were available in the marketplace; caused participants to pay excessive recordkeeping fees associated with the Plan; breached its duty to monitor appointed fiduciaries and: in the alternative, engaged in a "knowing breach of trust" separate from the alleged violations under ERISA. UHS disputes Plaintiffs' allegations and is actively defending against Plaintiffs' claims. UHS's motion for partial dismissal of Plaintiffs' claims was denied by the Court. In March 2021, the Court granted Plaintiffs' motion for class certification. Although the Third Circuit Court of Appeal agreed to hear an appeal of the trial court's order granting class certification, the appeal was denied and the class certification was affirmed. As a result, the stay of the case in the trial court pending conclusion of the appellate proceedings has been lifted. We maintain commercial insurance coverage for claims of this nature, subject to specified deductibles and limitations. During the third quarter of 2022, the parties have reached a preliminary settlement, within the policy limitations of our commercial insurance coverage after satisfaction of specified deductibles, for which the court has granted preliminary approval. A final settlement approval hearing is scheduled for March 30, 2023. We are uncertain as to potential liability or financial exposure, if any, which may be associated with this matter in the event the settlement is not approved by the court.

Other Matters:

Various other suits, claims and investigations, including government subpoenas, arising against, or issued to, us are pending and additional such matters may arise in the future. Management will consider additional disclosure from time to time to the extent it believes such matters may be or become material. The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters described above or that are otherwise pending because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the matter is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties, or; (vii) there is a wide range of potential outcomes. It is possible that the outcome of these matters could have a material adverse impact on our future results of operations, financial position, cash flows and, potentially, our reputation.

9) RELATIONSHIP WITH UNIVERSAL HEALTH REALTY INCOME TRUST AND OTHER RELATED PARTY TRANSACTIONS

Relationship with Universal Health Realty Income Trust:

At December 31, 2022, we held approximately 5.7% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement, which is scheduled to expire on December 31st of each year, pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. The advisory agreement was renewed by the Trust for 2023 at the same rate in place for 2022,

2021 and 2020, providing for an advisory computation at 0.70% of the Trust's average invested real estate assets. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $5.1 million during 2022, $4.4 million during 2021 and $4.1 million during 2020.

In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting.

Our pre-tax share of income from the Trust was $1.2 million during 2022, $6.2 million during 2021 and $1.1 million during 2020, which are included in other income, net, on the accompanying consolidated statements of income for each year. We received dividends from the Trust amounting to $2.2 million during each of 2022, 2021 and 2020. Included in our share of the Trust's income during 2021 was approximately $5.0 million related to our share of gains on various transactions recorded by the Trust, including an asset purchase and sale transaction between the Trust and UHS, as discussed below.

The carrying value of our investment in the Trust was $8.4 million and $9.4 million at December 31, 2022 and 2021, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $37.6 million at December 31, 2022 and $46.8 million at December 31, 2021, based on the closing price of the Trust's stock on the respective dates.

The Trust commenced operations in 1986 by purchasing certain hospital properties from us and immediately leasing the properties back to our respective subsidiaries. The base rents are paid monthly and the bonus rents, which as of January 1, 2022 are applicable only to McAllen Medical Center, are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with those subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

On December 31, 2021, we entered into an asset purchase and sale agreement with the Trust, which was amended during the first quarter of 2022, pursuant to the terms of which:

- a wholly-owned subsidiary of ours purchased from the Trust, the real estate assets of the Inland Valley Campus of Southwest Healthcare System located in Wildomar, California, at its fair market value of $79.6 million.
- two wholly-owned subsidiaries of ours transferred to the Trust, the real estate assets of the following properties:
  o Aiken Regional Medical Center ("Aiken"), located in Aiken, South Carolina (which includes a 211-bed acute care hospital and a 62-bed behavioral health facility), at its fair-market value of approximately $57.7 million, and;
  o Canyon Creek Behavioral Health ("Canyon Creek"), located in Temple, Texas, at its fair-market value of approximately $26.0 million.
- in connection with this transaction, since the fair-market value of Aiken and Canyon Creek, which totaled approximately $83.7 million in the aggregate, exceeded the $79.6 million fair-market value of the Inland Valley Campus of Southwest Healthcare System, we received approximately $4.1 million in cash from the Trust. This transaction generated a gain of approximately $68.4 million for the Trust, our share of which (approximately $4.0 million) is included in our consolidated statement of income for the year ended December 31, 2021.

Also on December 31, 2021, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases (with the Trust as lessor), as amended, for initial lease terms on each property of approximately twelve years, ending on December 31, 2033. Subject to the terms of the master lease, Aiken and Canyon Creek have the right to renew their leases, at the then current fair market rent (as defined in the master lease), for seven, five-year optional renewal terms. The aggregate annual rental during 2022 pursuant to the leases for these two facilities, amounted to approximately $5.7 million ($3.9 million related to Aiken and $1.8 million related to Canyon Creek). There is no bonus rental component applicable to either of these leases. On each January 1st through 2033, the annual rental will increase by 2.25% on a cumulative and compounded basis.

As a result of the purchase options within the lease agreements for Aiken and Canyon Creek, the asset purchase and sale transaction is accounted for as a failed sale leaseback in accordance with U.S. GAAP. We have accounted for the asset exchange and substitution transaction with the Trust as a financing arrangement and, since we did not derecognize the real property related to Aiken and Canyon Creek, we will continue to depreciate the assets. Our Consolidated Balance Sheet as of December 31, 2022 and 2021 reflects a financial liability of $80.9 million and $82.4 million, respectively, which is included in debt, for the fair value of real estate assets that we exchanged as part of the transaction. Our monthly lease payments payable to the Trust will be recorded to interest expense and as a reduction to the outstanding financial liability. The amount allocated to interest expense is determined using our incremental borrowing rate and is based on the outstanding financial liability.

The total aggregate rental for leases on the four wholly-owned hospital facilities with the Trust (excluding Clive Behavioral Health Hospital which is discussed below) was approximately $20.2 million during 2022. Total aggregate rent expense under the operating leases on three hospital facilities with the Trust (McAllen Medical Center, Wellington Regional Medical Center and Inland Valley Campus of Southwest Healthcare System) was $17.7 million and $17.1 million during 2021 and 2020, respectively.

Pursuant to the Master Leases by certain subsidiaries of ours and the Trust as described in the table below, dated 1986 and 2021 ("the Master Leases") which govern the leases of McAllen Medical Center and Wellington Regional Medical Center (each of which is governed by the Master Lease dated 1986), and Aiken Regional Medical Center and Canyon Creek Behavioral Health (each of which is governed by the Master Lease dated 2021), we have the option to renew the leases at the lease terms described above and below by providing notice to the Trust at least 90 days prior to the termination of the then current term. We also have the right to purchase the respective leased hospitals at their appraised fair market value upon any of the following: (i) at the end of the lease terms or any renewal terms; (ii) upon one month's notice should a change of control of the Trust occur, or; (iii) within the time period as specified in the lease in the event that we provide notice to the Trust of our intent to offer a substitution property/properties in exchange for one (or more) of the hospital properties leased from the Trust should we be unable to reach an agreement with the Trust on the properties to be substituted. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer.

In addition, we are the managing, majority member in a joint venture with an unrelated third-party that operates Clive Behavioral Health, a 100-bed behavioral health care facility located in Clive, Iowa. The real property of this facility, which was completed and opened in late, 2020, is also leased from the Trust (annual rental of approximately $2.6 million and $2.5 million during 2022 and 2021, respectively) pursuant to the lease terms as provided in the table below. In connection with the lease on this facility, the joint venture has the right to purchase the leased facility from the Trust at its appraised fair market value upon either of the following: (i) by providing notice at least 270 days prior to the end of the lease terms or any renewal terms, or; (ii) upon 30 days' notice anytime within 12 months of a change of control of the Trust (UHS also has this right should the joint venture decline to exercise its purchase right). Additionally, the joint venture has rights of first offer to purchase the facility prior to any third-party sale.

The table below provides certain details for each of the hospitals leased from the Trust as of January 1, 2023:

Hospital Name	Annual Minimum Rent	End of Lease Term	Renewal Term (years)	
McAllen Medical Center	$ 5,485,000	December, 2026	5	(a)
Wellington Regional Medical Center	$ 6,477,000	December, 2026	5	(b)
Aiken Regional Medical Center/Aurora Pavilion Behavioral Health Services	$ 3,982,000	December, 2033	35	(c)
Canyon Creek Behavioral Health	$ 1,800,000	December, 2033	35	(c)
Clive Behavioral Health Hospital	$ 2,701,000	December, 2040	50	(d)

(a) We have one 5-year renewal option at existing lease rates (through 2031).
(b) We have one 5-year renewal option at fair market value lease rates (through 2031). Upon the December 31, 2021 expiration of the lease on Wellington Regional Medical Center, a wholly-owned subsidiary of ours exercised its fair market value renewal option and renewed the lease for a 5-year term scheduled to expire on December 31, 2026. Effective January 1, 2022, the annual fair market value lease rate for this hospital is $6.3 million (there is no longer a bonus rental component of the lease payment). On each January 1st through 2026, the annual rent will increase by 2.50% on a cumulative and compounded basis.
(c) We have seven 5-year renewal options at fair market value lease rates (2034 through 2068). On each January 1st through 2033, the annual rent will increase by 2.25% on a cumulative and compounded basis.
(d) This facility is operated by a joint venture in which we are the managing, majority member and an unrelated third-party holds a minority ownership interest. The joint venture has three, 10-year renewal options at computed lease rates as stipulated in the lease (2041 through 2070) and two additional, 10-year renewal options at fair market values lease rates (2071 through 2090). In each January through 2040 (and potentially through 2070 if three, 10-year renewal options are exercised), the annual rental will increase by 2.75% on a cumulative and compounded basis.

In addition, certain of our subsidiaries are tenants in several medical office buildings ("MOBs") and two free-standing emergency departments owned by the Trust or by limited liability companies in which the Trust holds 95% to 100% of the ownership interest.

In January, 2022, the Trust commenced construction on a new 86,000 rentable square feet multi-tenant MOB that is located on the campus of Northern Nevada Sierra Medical Center in Reno, Nevada. Northern Nevada Sierra Medical Center, a 158-bed newly constructed acute care hospital owned and operated by a wholly-owned subsidiary of ours, was completed and opened in April, 2022. In connection with this MOB, which is expected to be completed and opened during the first quarter of 2023, a ground lease and a master flex lease was executed between a wholly-owned subsidiary of ours and the Trust, pursuant to the terms of which our subsidiary will master lease approximately 68% of the rentable square feet of the MOB at an initial minimum rent of $1.3 million annually. The master flex lease could be reduced during the term if certain conditions are met.

Other Related Party Transactions:

In December, 2010, our Board of Directors approved the Company's entering into supplemental life insurance plans and agreements on the lives of our chief executive officer ("CEO") and his wife. As a result of these agreements, as amended in October, 2016, based on actuarial tables and other assumptions, during the life expectancies of the insureds, we would pay approximately $28 million in premiums, and certain trusts owned by our CEO, would pay approximately $9 million in premiums. Based on the projected premiums mentioned above, and assuming the policies remain in effect until the death of the insureds, we will be entitled to receive death benefit proceeds of no less than approximately $37 million representing the $28 million of aggregate premiums paid by us as well as the $9 million of aggregate premiums paid by the trusts. In connection with these policies, we paid approximately $1.0 million, net, in premium payments during 2022 and 2021 and approximately $1.1 million, net, in premium payments during 2020.

In August, 2015, Marc D. Miller, our President and Chief Executive Officer and member of our Board of Directors, was appointed to the Board of Directors of Premier, Inc. ("Premier"), a healthcare performance improvement alliance. During 2013, we entered into a new group purchasing organization agreement ("GPO") with Premier. In conjunction with the GPO agreement, we acquired a minority interest in Premier for a nominal amount. During the fourth quarter of 2013, in connection with the completion of an initial public offering of the stock of Premier, we received cash proceeds for the sale of a portion of our ownership interest in the GPO. Also in connection with this GPO agreement, we received shares of restricted stock of Premier which vested ratably over a seven-year period (2014 through 2020), contingent upon our continued participation and minority ownership interest in the GPO. During the third quarter of 2020, we entered into an agreement with Premier pursuant to the terms of which, among other things, our ownership interest in Premier was converted into shares of Class A Common Stock of Premier. We have elected to retain a portion of the previously vested shares of Premier, the market value of which is included in other assets on our consolidated balance sheet. Based upon the closing price of Premier's stock on each respective date, the market value of our shares of Premier was $78 million as of December 31, 2022 and $92 million as of December 31, 2021. The $14 million decrease in market value of our vested Premier shares since December 31, 2021 was recorded as an unrealized loss and included in "Other (income) expense, net" in our consolidated statements of income for the year ended December 31, 2022. A $14 million increase in the market value of our vested Premier shares during 2021 was recorded as an unrealized gain and included in "Other (income) expense, net" in our consolidated statements of income for the year ended December 31, 2021. During 2022, Premier declared annual cash dividends of $.82 per share paid on a quarterly basis. Additionally, during 2021, Premier declared annual cash dividends of $.78 per share paid on a quarterly basis. Our share of the dividends for the years ended December 31, 2022 and 2021 are approximately $1.8 million and $1.7 million, respectively, and are included in "Other (income) expense, net" in our condensed consolidated statements of income for the years ended December 31, 2022 and 2021.

A member of our Board of Directors and member of the Executive Committee and Finance Committee is a partner in Norton Rose Fulbright US LLP, a law firm engaged by us for a variety of legal services. The Board member and his law firm also provide personal legal services to our Executive Chairman and he acts as trustee of certain trusts for the benefit of our Executive Chairman and his family.

10) REVENUE RECOGNITION

We recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Our estimate for amounts not expected to be collected based on historical experience will continue to be recognized as a reduction to net revenue. However, subsequent changes in estimate of collectability due to a change in the financial status of a payer, for example a bankruptcy, will be recognized as bad debt expense in operating charges.

The performance obligation is separately identifiable from other promises in the customer contract. As the performance obligations are met (i.e.: room, board, ancillary services, level of care), revenue is recognized based upon allocated transaction price. The transaction price is allocated to separate performance obligations based upon the relative standalone selling price. In instances where we determine there are multiple performance obligations across multiple months, the transaction price will be allocated by applying an estimated implicit and explicit rate to gross charges based on the separate performance obligations.

In assessing collectability, we have elected the portfolio approach. This portfolio approach is being used as we have large volume of similar contracts with similar classes of customers. We reasonably expect that the effect of applying a portfolio approach to a group of contracts would not differ materially from considering each contract separately. Management's judgment to group the contracts by portfolio is based on the payment behavior expected in each portfolio category. As a result, aggregating all of the contracts (which are at the patient level) by the particular payer or group of payers, will result in the recognition of the same amount of revenue as applying the analysis at the individual patient level.

We group our revenues into categories based on payment behaviors. Each component has its own reimbursement structure which allows us to disaggregate the revenue into categories that share the nature and timing of payments. The other patient revenue consists primarily of self-pay, government-funded non-Medicaid, and other.

The following table disaggregates our revenue by major source for the years ended December 31, 2022, 2021 and 2020 (in thousands):

| | For the year ended December 31, 2022 | | | | | | | |
	Acute Care		Behavioral Health		Other		Total	
Medicare	$ 1,289,425	17%	$ 326,337	6%			$ 1,615,762	12%
Managed Medicare	1,274,719	17%	285,870	5%			1,560,589	12%
Medicaid	719,870	9%	792,526	14%			1,512,396	11%
Managed Medicaid	757,488	10%	1,449,367	25%			2,206,855	16%
Managed Care (HMO and PPOs)	2,536,818	33%	1,476,136	26%			4,012,954	30%
UK Revenue	0	0%	684,594	12%			684,594	5%
Other patient revenue and adjustments, net	261,879	3%	483,763	8%			745,642	6%
Other non-patient revenue	806,550	11%	231,165	4%	22,863		1,060,578	8%
Total Net Revenue	$ 7,646,749	100%	$ 5,729,758	100%	$ 22,863		13,399,370	100%

| | For the year ended December 31, 2021 | | | | | | | |
	Acute Care		Behavioral Health		Other		Total	
Medicare	$ 1,292,205	18%	$ 361,914	7%			$ 1,654,119	13%
Managed Medicare	1,118,901	16%	244,061	4%			1,362,962	11%
Medicaid	539,741	8%	751,951	14%			1,291,692	10%
Managed Medicaid	618,727	9%	1,328,536	24%			1,947,263	15%
Managed Care (HMO and PPOs)	2,521,089	35%	1,435,938	26%			3,957,027	31%
UK Revenue	0	0%	687,725	12%			687,725	5%
Other patient revenue and adjustments, net	358,458	5%	484,742	9%			843,200	7%
Other non-patient revenue	659,133	9%	208,777	4%	30,219		898,129	7%
Total Net Revenue	$ 7,108,254	100%	$ 5,503,644	100%	$ 30,219		12,642,117	100%

| | For the year ended December 31, 2020 | | | | | | | |
	Acute Care		Behavioral Health		Other		Total	
Medicare	$ 1,242,268	20%	$ 448,323	9%			$ 1,690,591	15%
Managed Medicare	869,488	14%	235,442	5%			1,104,930	10%
Medicaid	551,551	9%	651,081	12%			1,202,632	10%
Managed Medicaid	491,234	8%	1,224,205	24%			1,715,439	15%
Managed Care (HMO and PPOs)	2,146,018	34%	1,280,919	25%			3,426,937	30%
UK Revenue	0	0%	584,000	11%			584,000	5%
Other patient revenue and adjustments, net	248,047	4%	497,297	10%			745,344	6%
Other non-patient revenue (a)	788,698	12%	287,455	6%	12,871		1,089,024	9%
Total Net Revenue	$ 6,337,304	100%	$ 5,208,722	100%	$ 12,871		11,558,897	100%

(a) The 2020 other non-patient revenue includes Acute Care CARES Act and other grant revenue of $316 million and Behavioral Health CARES Act and other grant revenue of $97 million. As an accounting policy election, we have utilized ASC 958 by analogy to recognize funds received under the CARES Act from the Provider Relief Fund as revenue, given no direct authoritative guidance available to for-profit organizations to recognize revenue for government contributions and grants. CARES Act revenues may be subject to future adjustments based on future changes to statutes.

11) PENSION PLAN

We maintain contributory and non-contributory retirement plans for eligible employees. Our contributions to the contributory plan amounted to $72.0 million, $69.8 million and $67.1 million in 2022, 2021 and 2020, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of our subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. Our funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

For defined benefit pension plans, the benefit obligation is the "projected benefit obligation", the actuarial present value, as of December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future compensation levels. The following table shows the reconciliation of the defined benefit pension plan as of December 31, 2022 and 2021:

	2022	2021
	(000s)	
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 127,360	$ 131,685
Actual return (loss) on plan assets	(23,674)	2,771
Benefits paid	(6,448)	(6,389)
Administrative expenses	(611)	(707)
Fair value of plan assets at end of year	$ 96,627	$ 127,360
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 116,034	$ 123,237
Service cost	$ 607	$ 546
Interest cost	$ 2,836	$ 2,493
Benefits paid	$ (6,448)	$ (6,389)
Actuarial (gain) loss	$ (25,752)	$ (3,853)
Benefit obligation at end of year	$ 87,277	$ 116,034
Amounts recognized in the Consolidated Balance Sheet:		
Other non-current assets	$ 9,350	$ 11,327
Total amounts recognized at end of year	$ 9,350	$ 11,327

	2022	2021	2020
	(000s)		
Components of net periodic cost (benefit)			
Service cost	$ 607	$ 546	$ 615
Interest cost	2,836	2,493	3,357
Expected return on plan assets	(4,335)	(4,490)	(5,261)
Net periodic cost	$ (892)	$ (1,451)	$ (1,289)

	2022	2021
Measurement Dates		
Benefit obligations	12/31/2022	12/31/2021
Fair value of plan assets	12/31/2022	12/31/2021

	2022	2021
Weighted average assumptions as of December 31		
Discount rate	4.91%	2.52%
Rate of compensation increase	4.00%	4.00%

	2022	2021	2020
Weighted-average assumptions for net periodic benefit cost calculations			
Discount rate	2.52%	2.08%	2.94%
Expected long-term rate of return on plan assets	3.50%	3.50%	4.50%
Rate of compensation increase	4.00%	4.00%	4.00%

The "accumulated benefit obligation" for our pension plan represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our plan was $87.3 million and $116.0 million as of December 31, 2022 and 2021, respectively. The fair value of plan assets exceeded the accumulated benefit obligation by $9.4 million and $11.3 million as of December 31, 2022 and 2021, respectively.

We estimate that there will be no net loss or prior service cost amortized from accumulated other comprehensive income during 2023.

The market values of our pension plan assets at December 31, 2022 and December 31, 2021, reported using net asset value as a practical expedient, by asset category are as follows:

	2022	2021
Equities:		
U.S. Large Cap	$ 5,301	$ 7,306
U.S. Mid Cap	$ 1,451	$ 2,014
U.S. Small Cap	$ 1,452	$ 1,913
International Developed	$ 3,867	$ 5,062
Emerging Markets	$ 2,426	$ 3,152
Fixed income:		
Core Fixed Income	$ 17,074	$ 22,904
Long Duration Fixed Income	$ 64,277	$ 84,277
Cash/Currency:		
Cash Equivalents	$ 779	$ 732
Total market value	$ 96,627	$ 127,360

To develop the expected long-term rate of return on plan assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The following table shows expected benefit payments for the years 2023 through 2032 for our defined pension plan. There will be benefit payments under this plan beyond 2032.

Estimated Future Benefit Payments (000s)

2023	$ 6,804
2024	6,831
2025	6,819
2026	6,781
2027	6,732
2028-2032	32,152
Total	$ 66,119

Plan Assets

Asset Category	2022	2021
Equity securities	15%	15%
Fixed income securities	84%	84%
Other	1%	1%
Total	100%	100%

Investment Policy, Guidelines and Objectives have been established for the defined benefit pension plan. The investment policy is in keeping with the fiduciary requirements under existing federal laws and managed in accordance with the Prudent Investor Rule. Total portfolio risk is regularly evaluated and compared to that of the plan's policy target allocation and judged on a relative basis over a market cycle. The following asset allocation policy and ranges have been established in accordance with the overall risk and return objectives of the portfolio:

	As of 12/31/2022	Permitted Range
Total Equity	15%	10-30%
Total Fixed Income	84%	70-90%
Other	1%	0-10%

In accordance with the investment policy, the portfolio will invest in high quality, large and small capitalization companies traded on national exchanges, and investment grade securities. The investment managers will not write or buy options for speculative purposes; securities may not be margined or sold short. The manager may employ futures or options for the purpose of hedging exposure, and will not purchase unregistered sectors, private placements, partnerships or commodities.

12) SEGMENT REPORTING

Our reportable operating segments consist of acute care hospital services and behavioral health care services. The "Other" segment column below includes centralized services including, but not limited to, information technology, purchasing, reimbursement, accounting and finance, taxation, legal, advertising and design and construction. The chief operating decision making group for our acute care services and behavioral health care services is comprised of our Chief Executive Officer and the Presidents of each operating segment. The Presidents for each operating segment also manage the profitability of each respective segment's various facilities. The operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services or operates in different healthcare environments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies included in Note 1-*Business and Summary of Significant Accounting Policies*. The corporate overhead allocations, as reflected below, are utilized for internal reporting purposes and are comprised of each period's projected corporate-level operating expenses (excluding interest expense). The overhead expenses are captured and allocated directly to each segment, to the extent possible, based upon each segment's respective percentage of total operating expenses.

2022	**Acute Care Hospital Services (b.)**	**Behavioral Health Services (a.)**	**Other**	**Total Consolidated**
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 40,004,670	$ 10,116,566	$ —	$ 50,121,236
Gross outpatient revenues	$ 24,813,718	$ 1,031,370	$ —	$ 25,845,088
Total net revenues	$ 7,646,749	$ 5,729,758	$ 22,863	$ 13,399,370
Income (loss) before allocation of corporate overhead and income taxes	$ 429,664	$ 980,290	$ (543,694)	$ 866,260
Allocation of corporate overhead	$ (252,034)	$ (179,936)	$ 431,970	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 177,630	$ 800,354	$ (111,724)	$ 866,260
Total assets	$ 5,993,887	$ 7,277,293	$ 223,008	$ 13,494,188

2021	**Acute Care Hospital Services**	**Behavioral Health Services (a.)**	**Other**	**Total Consolidated**
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 36,522,155	$ 9,927,401	$ —	$ 46,449,556
Gross outpatient revenues	$ 20,633,921	$ 1,013,547	$ —	$ 21,647,468
Total net revenues	$ 7,108,254	$ 5,503,644	$ 30,219	$ 12,642,117
Income (loss) before allocation of corporate overhead and income taxes	$ 734,666	$ 1,025,557	$ (466,910)	$ 1,293,313
Allocation of corporate overhead	$ (233,298)	$ (172,512)	$ 405,810	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 501,368	$ 853,045	$ (61,100)	$ 1,293,313
Total assets	$ 5,534,912	$ 7,250,427	$ 308,204	$ 13,093,543

2020	**Acute Care Hospital Services**	**Behavioral Health Services (a.)**	**Other**	**Total Consolidated**
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 30,562,093	$ 9,718,934	$ —	$ 40,281,027
Gross outpatient revenues	$ 16,272,520	$ 963,799	$ —	$ 17,236,319
Total net revenues	$ 6,337,304	$ 5,208,722	$ 12,871	$ 11,558,897
Income (loss) before allocation of corporate overhead and income taxes	$ 693,427	$ 1,023,257	$ (464,601)	$ 1,252,083
Allocation of corporate overhead	$ (223,921)	$ (170,849)	$ 394,770	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 469,506	$ 852,408	$ (69,831)	$ 1,252,083
Total assets	$ 4,927,456	$ 7,044,617	$ 1,504,806	$ 13,476,879

(a) Includes net revenues generated from our behavioral health care facilities located in the U.K. amounting to approximately $685 million in 2022, $688 million in 2021 and $584 million in 2020. Total assets at our U.K. behavioral health care facilities were approximately $1.235 billion as of December 31, 2022, $1.351 billion as of December 31, 2021 and $1.334 billion as of December 31, 2020.

(b) Included in our 2022 acute care hospital services operating segment income (loss) before allocation of corporate overhead and income taxes is a pre-tax $58 million provision for asset impairment charge to reduce the carrying value of real property assets.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(amounts in thousands)

Valuation Allowance for Deferred Tax Assets:	Balance at beginning of period		Charges to costs and expenses		Balance at end of period	
Year ended December 31, 2022	$	62,356	$	969	$	63,325
Year ended December 31, 2021	$	68,003	$	(5,647)	$	62,356
Year ended December 31, 2020	$	75,277	$	(7,274)	$	68,003

CORPORATE INFORMATION

EXECUTIVE OFFICES

Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406
(610) 768-3300

ANNUAL MEETING

May 17, 2023, 10:00 a.m.

COMPANY COUNSEL

Norton Rose Fulbright
New York, New York

AUDITORS

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

First Class, Certified or Registered Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Overnight Mail:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021
1-800-851-9677

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/
investor/Contact

TDD: Hearing Impaired # 1-800-231-5469

Please contact Computershare for prompt
assistance on address changes, lost
certificates, consolidation of duplicate
accounts or related matters.

INTERNET ADDRESS

The Company can be accessed online
at uhs.com.

LISTING

Class B Common Stock: New York Stock
Exchange under the symbol UHS

PUBLICATIONS

For copies of the Company's Annual Report,
Form 10-K, Form 10-Q, quarterly earnings
releases, and proxy statements, please call
1-800-874-5819, or write

Investor Relations
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries from
members of the financial community seeking
information on the Company. These should be
directed to Steve Filton, Chief Financial Officer.

DISCLOSURE UNDER 303A.12(a)

In accordance with Section 303A.12(a) of The
New York Stock Exchange Listed Company
Manual, we submitted our CEO's Certification
to the New York Stock Exchange in 2022.
Additionally, contained in Exhibits 31.1 and 31.2
of our Annual Report on Form 10-K filed with
the Securities and Exchange Commission on
February 27, 2023, are our CEO's and CFO's
Certifications regarding the quality of our public
disclosure under Section 302 of the Sarbanes-
Oxley Act of 2002.

FACILITY LOCATIONS

UNITED STATES

Alabama | Alaska | Arizona

Arkansas | California

Colorado | Connecticut

Delaware | District of Columbia

Florida | Georgia | Idaho

Illinois | Indiana | Iowa

Kentucky | Louisiana

Massachusetts | Michigan

Minnesota | Mississippi

Missouri | Nevada

New Jersey | New Mexico

North Carolina | North Dakota

Ohio | Oklahoma | Oregon

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Scotland

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Stirling

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Flintshire | Gwent



UNIVERSAL HEALTH SERVICES, INC.

Corporate Center
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uhs.com

Cygnet Health Care
Third Floor - 4 Millbank
SW1P 3JA London
United Kingdom
cygnethealth.co.uk

